As filed with the Securities and Exchange Commission on November 4, 2010

Registration No. 333-168702

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

RICHMOND HONAN MEDICAL PROPERTIES INC.

(Exact name of registrant as specified in its governing instruments)

975 Johnson Ferry Road

Suite 450

Atlanta, Georgia 30342

(404) 255-6358

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lea Richmond, III

Chairman and Chief Executive Officer

975 Johnson Ferry Road

Suite 450

Atlanta, Georgia 30342

(404) 255-6358

(404) 255-6300 (fax)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David C. Wright Ronald J. Lieberman Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 (804) 788-8200 (804) 343-4833 (fax)	John A. Good Helen W. Brown Bass, Berry & Sims PLC The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, Tennessee 38103 (901) 543-5900 (888) 543-4644 (fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 4, 2010

PROSPECTUS

19,500,000 Shares

Common Stock

This is the initial public offering of Richmond Honan Medical Properties Inc. We were recently organized to continue the business that Lea Richmond, III, our chairman and chief executive officer, began in 1975 of providing full service real estate solutions to healthcare delivery systems, including hospitals, multi-specialty clinics and physician practice groups. We are a fully-integrated, self-managed real estate company that acquires, owns, manages, develops and re-develops medical office buildings that are strategically aligned with healthcare delivery systems through proximity, including on-campus properties, as well as through tenancy and other arrangements. All of the shares of common stock being offered pursuant to this prospectus are being sold by us. We currently expect the initial public offering price to be between $13.00 and $15.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “MOB.”

We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our short taxable year ending December 31, 2010. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership to no more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock, including our outstanding common stock.

Investing in shares of our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under “Risk Factors” beginning on page 25 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 2,925,000 shares of our common stock at the public offering price, less the underwriting discount payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discount will be $             and our total proceeds, before expenses, will be $            .

The underwriters expect to deliver the shares on or about                     , 2010.

Baird	Raymond James	RBC Capital Markets

Morgan Keegan & Company, Inc.		JMP Securities

The date of this prospectus is                     , 2010.

NORTHSIDE TOWER

CYPRESS MOB I

ALPHARETTA PEDIATRIC CENTER

You should rely only upon the information contained in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Until                     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDUSTRY AND MARKET DATA

We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available information and industry publications. The forecasts and projections are based upon industry surveys and the preparers’ experience in the industry and there can be no assurance that any of the projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. Accordingly, the accuracy and completeness of the information are not guaranteed.

PROSPECTUS SUMMARY

This summary highlights key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before investing in shares of our common stock. You should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical and pro forma financial statements, including the related notes thereto, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us before investing in shares of our common stock.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “us,” “our,” “our company,” and “Richmond Honan” refer to Richmond Honan Medical Properties Inc., a Maryland corporation, together with our consolidated subsidiaries, including Richmond Honan Medical Properties LP, a Delaware limited partnership, which we refer to in this prospectus as our “Operating Partnership,” and the historical business and operations of existing entities that we have classified for accounting purposes as our “Predecessor,” and our “Affiliated Entities,” but not the “Ziegler Entities.” As context may further indicate, references in this prospectus to “we,” “us,” “our,” “our company,” and “Richmond Honan” sometimes refer to the company on a pro forma consolidated basis taking into account the closing of this offering and the formation transactions, in which case, such terms related to pro forma financial information and consolidated property data are inclusive of the Ziegler Entities. We also sometimes refer to our Predecessor, our Affiliated Entities and the Ziegler Entities collectively as the “Richmond Honan Formation Companies.” See “Summary Financial Data” for additional detail. Unless the context otherwise requires or indicates, references in this prospectus to our “initial properties” refer to the 29 medical office buildings and developed land contiguous with one of our medical office buildings described herein in which we expect to hold equity interests upon completion of this offering and our formation transactions. Further, we sometimes refer to the initial properties held by our Predecessor and the Affiliated Entities as the “Affiliated Portfolio” and the initial properties held by the Ziegler Entities as the “Ziegler Portfolio.”

Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that (1) the formation transactions described in detail elsewhere in this prospectus have been completed, (2) the underwriters’ over-allotment option is not exercised, (3) the common stock to be sold in this offering is sold at $14.00 per share, which is the mid-point of the price range indicated on the cover page of this prospectus, and (4) the value of each unit of partnership interest in our Operating Partnership issuable in the formation transactions is equivalent to the initial public offering price of one share of our common stock.

Our Company

Overview

We were recently organized to continue the business that Lea Richmond, III, our chairman and chief executive officer, began in 1975 of providing full service real estate solutions to healthcare delivery systems, including hospitals, multi-specialty clinics and physician practice groups. We are a fully-integrated, self-managed real estate company that acquires, owns, manages, develops and re-develops medical office buildings that are strategically aligned with healthcare delivery systems through proximity, including on-campus properties, as well as through tenancy and other arrangements. Upon the closing of this offering and our formation transactions, we will own equity interests in 29 medical office buildings located in 10 states. Our initial properties have a total of more than 1.5 million leasable square feet and had an occupancy rate of approximately 89% as of June 30, 2010. As of June 30, 2010, approximately 94% of the leasable square footage of our initial properties was strategically aligned with a healthcare delivery system, with approximately 81% of the leasable square footage of our initial properties located on or adjacent to (within approximately  1/4 mile) a healthcare delivery system campus.

Our senior management team has extensive healthcare industry experience and knowledge of medical insurance reimbursement practices, government healthcare regulations, patient care coordination, clinical physician and physician group interdependencies as well as patient behaviors. This knowledge and experience provide us with a unique ability to plan, create and deliver attractive medical office solutions that offer significant value to healthcare delivery systems. We seek to develop strategic alliances at our medical office buildings by targeting financially sound and market leading healthcare delivery systems that offer critical services in sustainable markets. We believe that our excellent reputation and our targeted approach will generate an attractive pipeline of potential investment and development opportunities.

Our chairman and chief executive officer, Mr. Richmond, and our president, Scott C. Honan, have, respectively, 37 and 23 years of experience in real estate, including acquiring, financing, managing, leasing, marketing, developing and re-developing medical office buildings. Members of our senior management team at the closing of this offering, including Messrs. Richmond, Honan and Sweet, have worked with more than 40 healthcare delivery systems in multiple states and have been involved in the development or re-development of more than 3.3 million square feet of medical office properties and the acquisition of more than 2.9 million square feet of medical office properties.

We intend to elect and qualify as a real estate investment trust, or REIT, for federal income tax purposes beginning with our short taxable year ending December 31, 2010.

Our Market Opportunity

We believe that the medical office building sector of the U.S. healthcare industry will experience substantial growth and high demand for office space due to certain macroeconomic drivers which include an expanding and aging population, increasing life expectancy rates, growing healthcare expenditures, an increase in the number of Americans with health insurance and initiatives to promote primary care and a resilient healthcare labor force. Additionally, we believe that significant trends in healthcare delivery and healthcare real estate fundamentals may positively affect the acquisition, ownership, management, development and re-development of medical office buildings and that these trends may continue to generate attractive investment opportunities for medical office space in the foreseeable future. These trends include:

•

Increased Outpatient Visits.  According to data from the American Hospital Association, the number of hospital outpatient visits in the United States from 1988 to 2008 nearly doubled on a per capita basis while, during that same period, the number of inpatient visits per capita decreased. We believe that the general shift from inpatient to outpatient visits is due primarily to (i) technological advances which allow for less invasive and more diagnostic procedures, (ii) changes in insurance reimbursement practices which encourage healthcare delivery in lower-cost facilities, (iii) increases in the number of cosmetic procedures which are performed on an outpatient basis and (iv) extended life expectancies and an aging population.

•

Recent Healthcare Reform.  The expansion of health insurance coverage under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, PPACA, may result in a material increase in the number of individuals receiving services in our medical office buildings who have either private or public program coverage. Based upon estimates made by the Congressional Budget Office and The Center for Medicare & Medicaid Services, by 2019, PPACA will expand health insurance coverage to 32 to 34 million additional Americans. In addition, according to National Real Estate Investor, PPACA could drive the demand for as much as 60 million additional square feet of medical office space.

•

Limited New Supply of Medical Office Space.  Due to recent economic conditions, existing construction projects and new construction starts as a percentage of existing medical office building inventory have steadily declined. We believe, however, that the reduced amount of new inventory will present us with attractive construction, development and re-development opportunities as demand for medical office space increases.

•

Redeployment of Capital.  We believe that healthcare delivery systems are increasingly directing their capital resources toward investments in medical technologies needed to provide more comprehensive services to patients and to improve overall patient care and away from ownership of real estate assets. Accordingly, we believe that a growing number of healthcare delivery systems have determined that third-party ownership, management, development and re-development of medical office buildings, coupled with long-term leases, provide an attractive alternative to committing capital to direct ownership of real estate. We believe that many healthcare delivery systems could seek to sell existing medical office buildings to real estate operators such as us or rely upon third-party ownership, management and development of new facilities.

•

De-Centralization.  To operate profitably within a managed care environment, we believe that many healthcare delivery systems are seeking to provide medical services through medical office buildings that are located in growing suburban population centers and that are designed to treat specific diseases and conditions. We believe that the construction and development of new medical office buildings in these centers will allow healthcare delivery systems to reach a greater number of potential patients while concurrently reducing costs related to obsolete infrastructure and technical inefficiencies.

•

Changing Physician Practices.  As healthcare delivery systems expand, physician practice groups frequently splinter or satellite into new medical office buildings that are constructed and developed in strategic alignment with a healthcare delivery system in order to retain existing patients, attract new patients and form independent group practices intended to increase their market share and attract higher reimbursement rates from insurers. We believe that a growing number of physician practice groups have less interest in owning real estate and actively seek third parties to own, manage, develop and re-develop their medical office buildings.

•

Increasing Competition Among Hospitals.  Increasing competition persists among healthcare delivery systems not only as they expand into new submarkets, but also at their existing core locations. In this competitive environment, healthcare delivery systems must provide medical office facilities for physicians that are convenient to their hospitals and clinical facilities. Further, healthcare delivery systems must utilize the latest technology and offer the most advanced medical procedures in order to attract both patients and physicians. To achieve these objectives, healthcare delivery systems are seeking new, modern medical office buildings.

Competitive Strengths

We believe that, during Richmond Honan’s 35-year history, we have distinguished ourselves from other owners and operators of medical office buildings and enjoy significant competitive strengths which include the following:

Strategically Aligned Medical Office Buildings

We seek to invest, through acquisitions and development, in well-located and well-designed medical office buildings that house a balanced mix of medical professionals and service providers, hospital-affiliated outpatient surgery and diagnostic centers, wellness facilities, and other amenities and that can support and optimize the provision of coordinated and comprehensive patient care through strategic alliances with healthcare delivery systems.

Experienced Senior Management Team with Aligned Interests

Members of our senior management team, in particular Messrs. Richmond and Honan as well as Russell S. LaGrone, our executive vice president, chief financial officer and treasurer, and John W. Sweet, who will become our executive vice president and chief investment officer upon the completion of this offering, have 37, 23, 26 and 8 years of experience in real estate, respectively, including acquiring, financing, managing, leasing, marketing, developing and re-developing medical office buildings. Moreover, our senior management team, including Messrs. Richmond, Honan, LaGrone and Sweet, will beneficially own in the aggregate, directly or indirectly, approximately 5.5% of our common stock on a fully diluted basis, including 803,910 units of partnership interest in our Operating Partnership, which we refer to as “OP units,” following the closing of this offering and the formation transactions, and, consequently, their interests will be well-aligned with those of our stockholders.

Extensive Relationships Generating Attractive Pipeline

Our senior management team has established extensive personal and corporate relationships with many healthcare delivery systems from which we expect to derive acquisition and other investment opportunities, development referrals and tenant relationships. Because of these relationships, many of our healthcare delivery system partners have collaborated with us on multiple strategic alliances spanning many years, including our three largest healthcare delivery system partners, with whom we have an average relationship of more than 18 years.

Operating in an Industry and in Markets with Substantial Barriers to Entry

We believe that users of medical office properties increasingly prefer for owners to have a dedicated healthcare focus and extensive industry knowledge and that these market preferences present significant barriers to entry into our business. Our business strategy of focusing on serving the healthcare industry has given us a deep understanding of the dynamics and complexities associated with medical insurance reimbursement practices, government healthcare regulations, patient care coordination, clinical physician and physician group interdependencies as well as patient behaviors that drive the profitability of the healthcare delivery systems with whom we are strategically aligned.

Fully-Integrated, Full Service Healthcare Services Provider

We have extensive experience and expertise spanning many years and industry cycles in finance, asset management, property management, acquisitions, leasing, marketing, development, re-development and construction. Drawing upon such experience and expertise, we deploy sophisticated planning, management and development techniques that we have created and refined over time and that have been recognized through numerous industry awards.

Stable and Diverse Medical Tenant Base

We work closely with each of our healthcare delivery system partners to strategically diversify the tenant mix at our initial properties so that our tenant base is stable and broadly diversified among physicians, physician practice groups and other medical service providers including hospital-owned ambulatory surgery and diagnostic centers, as well as imaging and rehabilitation centers. We believe that this strategy results in lower tenant turnover rates because our tenants’ leasing decisions are influenced, in part, by their desire to maintain a relationship with the associated healthcare delivery system, to maintain relationships with other tenants in the building and to benefit from their own capital investments in the space that they lease from us.

Summary Risk Factors

An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider the risks discussed below and under the caption “Risk Factors” beginning on page 25 of this prospectus before investing in shares of our common stock.

•	Adverse macroeconomic and business conditions may significantly and negatively affect our revenues, profitability and results of operations.

•

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could adversely impact our company and tenants and the ability of our tenants to make rent payments to us.

•	Our real estate investments are concentrated in medical office buildings, making us more vulnerable economically than if our investments were diversified.

•	We depend upon our tenants for nearly all of our revenue.

•	Many of our initial properties are located in Georgia, and changes in this market may materially adversely affect us.

•	We may not be able to successfully integrate the Ziegler Portfolio which could preclude us from achieving the occupancy and operating results that we expect from this acquisition.

•

We will not own a 100% interest in certain of our initial properties and will be subject to the interests and rights of third parties, including with respect to three of our initial properties in which we will hold a noncontrolling interest.

•	We may not be successful in identifying and consummating suitable acquisitions or development opportunities which may impede our growth.

•	We may assume unknown liabilities in connection with the formation transactions which could result in unexpected liabilities and expenses.

•	Environmental compliance costs and liabilities associated with owning, leasing, developing and operating our properties may adversely affect our results of operations.

•	Adverse trends in healthcare provider operations, including declining reimbursements, may negatively affect our lease revenues and our ability to make distributions to our stockholders.

•

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our initial properties or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.

•

Our management has limited prior experience operating a REIT or a public company and, therefore, may have difficulty in successfully and profitably operating our business or complying with regulatory requirements.

•	We may pursue less vigorous enforcement of the terms of merger, contribution and other agreements because of conflicts of interest with certain of our officers and directors.

•	Our failure to qualify and remain qualified as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

•

The stock ownership restrictions of the Internal Revenue Code of 1986, as amended, or the Code, applicable to REITs and the 9.8% stock ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

•

The tax protection agreements we will enter into in connection with the formation transactions could limit our ability to sell or otherwise dispose of certain of our initial properties or make any such sale or disposition more costly.

•

The historical performance of our Predecessor will not, and the pro forma financial statements included in this prospectus may not, be indicative of our future results or an investment in our common stock.

•	If you purchase shares of common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share.

•

There is currently no public market for our common stock, an active trading market for our common stock may never develop following this offering and the trading volume and price of our common stock may be volatile which could result in a substantial or complete loss of your investment.

Our Business and Growth Strategies

We target medical office buildings that are strategically aligned with healthcare delivery systems in order to serve our tenants’ needs and maximize value for our stockholders. Our business strategy consists of the following key elements:

Develop and Maintain Strategic Relationships

We believe that long-term relationships are critical to our operations and success, and our chairman and chief executive officer has been pursuing and building these relationships in our targeted asset class for over 35 years. We believe we are a differentiated partner relative to our competitors because of our disciplined focus on partnering with healthcare delivery systems and our deep understanding of the challenges and opportunities presented in the healthcare real estate industry. On these bases, we believe that we have developed an excellent reputation that supports the establishment and development of new relationships. We intend to build upon our existing relationships with both for-profit and not-for-profit healthcare delivery systems to establish long-term lease arrangements and other strategic alignments with new healthcare delivery systems. Further, we intend to build on our existing relationships and establish new relationships with other developers to generate additional sources of investment opportunities.

Selective Acquisitions and Development

We intend to leverage our senior management team’s proven acquisition and development track record to continue to grow our portfolio of strategically aligned medical office buildings by selectively acquiring existing medical office buildings and by selectively developing and re-developing new medical office buildings in communities in need of additional or revitalized healthcare facilities. We will focus on medical office buildings that are strategically aligned with healthcare delivery systems and that are recognized and serve as preferred community healthcare destinations.

We recently were selected through competitive request for proposal processes as the preferred developer to develop up to 600,000 square feet in both new construction and expansion projects with respect to up to 14 medical office buildings in Texas for Kelsey-Seybold Clinic, a healthcare delivery system which is an existing principal tenant in our Cypress MOB I property in Houston, Texas. Our obligation, and those of Kelsey-Seybold, to commence any of these projects is subject to our entering into a definitive project agreement for each project and we have not yet entered into any such definitive project agreements. We will not enter into a definitive project agreement unless we have satisfactory financing in place. We do not consider these developments probable at this time and there can be no assurance that we will commence or successfully complete the development of any of these properties.

In addition, as of October 27, 2010, we were actively reviewing potential acquisitions of medical office buildings having aggregate square footage in excess of approximately 735,000 square feet and aggregate values of approximately $148 million based on our preliminary discussions with potential sellers and our internal valuation assessments. We have not entered into definitive agreements with respect to any of these potential acquisitions and we do not consider these acquisitions to be probable at this time. We will not enter into a definitive agreement unless we have satisfactory financing in place. There can be no assurance that we will complete the acquisition of any of these properties.

Active Management of Our Medical Office Buildings

We have developed a comprehensive approach to asset and property management that seeks to cost-effectively serve the needs of our tenants and maximize the performance of our medical office buildings, leading to what we believe are high levels of tenant satisfaction. We seek to maximize our cash flow and return on investment through operating efficiencies and long-term appreciation of our medical office buildings. We make efforts to maintain asset quality to maximize tenant experience and return on investment. As part of our strategy, we seek to execute leases that have extended terms and automatic annual rent increases. For the years ended December 31, 2009, 2008 and 2007, our lease renewal rates at the properties both owned and managed by our Predecessor and Affiliated Entities were 100%, 100% and 97%, respectively. As of June 30, 2010, leases representing approximately 96% of our initial properties’ annualized rent provide for some form of rent escalation.

Balance Sheet Management

We will seek to manage our balance sheet by maintaining a low-leverage capital structure while also managing our variable interest rate exposure. When achievable, our goal is to obtain a credit rating that will allow us to issue investment grade unsecured corporate debt. We intend to finance future growth with the most advantageous source of capital available to us at the time of an acquisition, development or re-development opportunity. Upon completion of this offering and application of the use of proceeds as described in “Use of Proceeds,” we will have approximately $132.7 million in outstanding indebtedness and 17 of our initial properties, containing 755,476 square feet and representing approximately 50% of our total leasable square feet, will be unencumbered by indebtedness.

Selective Dispositions

While our goal is to acquire and hold well-located and well-designed medical office buildings on a long-term basis, we will continually evaluate our portfolio to identify properties that no longer align with our strategic objectives or where the sale of such properties would be in the best interests of our stockholders.

Our Initial Properties

Following completion of this offering and our other formation transactions, we will own 29 medical office buildings located in 10 states as well as the Cypress Land (as described in “Our Business and Initial Properties—Development Opportunities”). Our initial properties contain over 1.5 million square feet of leasable space and as of June 30, 2010, had an average remaining lease term of approximately six years.

As shown in the chart below, our initial properties include facilities that are:

•	strategically aligned with, and located on or adjacent to, a healthcare delivery system campus;

•	strategically aligned with, but not located on or adjacent to, a healthcare delivery system campus; and

•	neither strategically aligned with, nor located on or adjacent to, a healthcare delivery system campus.

All percentages shown below are based upon leasable square feet at our initial properties.

Healthcare Delivery System Campus Proximity and Alignment(1)

(1)	Throughout the prospectus, we refer to “on-campus” properties as those medical office buildings located on or adjacent to (within approximately ¼ mile) a healthcare delivery system campus. Data is as of June 30, 2010.

Summary Information for Our Initial Properties

The following table provides summary and other information regarding our initial properties:

Property	Location	Ownership Interest	Year Built(1)	Leasable Square Feet	Occupancy as of June 30, 2010(2)		Annualized Rent Revenue as of June 30, 2010(3)	Annualized Rent Revenue Per Occupied Square Foot as of June 30, 2010	Healthcare Delivery System Strategic Alignment
Predecessor:

Alpharetta Pediatric Center(3)(4)	Alpharetta, GA	87.5%	2007	64,895	92.7%		$1,743,148	$28.96	Northside Hospital

Scottish Rite Medical Arts(3)(4)	Atlanta, GA	77%	1989	92,567	100	%(5)	2,758,366	29.80	Children’s Healthcare of Atlanta

Affiliated Portfolio:

975 Johnson Ferry(6)	Atlanta, GA	100%	1984	100,054	97.8%		2,517,460	25.73	Northside Hospital; Children’s Healthcare of Atlanta

Cypress MOB I(3)	Houston, TX	86%	2005	144,456	100%		2,812,659	19.47	Kelsey-Seybold Clinic

LifeHope Medical Offices(3)(4)(7)	Tampa, FL	89%	2007	96,868	69.6%		1,911,321	28.34	University Community Health(8)

Northside Alpharetta I(4)(9)	Alpharetta, GA	100%	1993	95,778	73.8%		1,193,084	16.88	Northside Hospital

Northside Alpharetta II(4)(9)	Alpharetta, GA	100%	1999	190,675	72.8%		2,344,486	16.89	Northside Hospital

Northside Tower(3)(4)(10)	Atlanta, GA	83.5%	2006	149,709	100%		4,259,294	28.45	Northside Hospital

Ziegler Portfolio:

220 Jasper	Jasper, GA	100%	2003	18,325	100%		358,522	19.56	Piedmont Hospital

620 Jasper	Jasper, GA	100%	2003	18,622	100%		364,387	19.57	Piedmont Hospital

Arrowhead Commons	Glendale, AZ	100%	2004	12,800	100%		305,180	23.84	N/A

Aurora MOB—Shawano(11)	Shawano, WI	100%	2010	9,112	100%		176,226	19.34	Aurora Health Care

Austell MOB	Austell, GA	100%	1971	14,598	100%		287,642	19.70	N/A

Canton MOB	Canton, GA	100%	1994	38,098	100%		748,900	19.66	N/A

Decatur MOB	Decatur, GA	100%	1974	13,300	100%		307,821	23.14	N/A

El Paso MOB	El Paso, TX	100%	1987	21,777	100%		338,677	15.55	Hospital Corporation of America
Farmington Professional Pavilion	Farmington, MI	100%	1972	21,338	53.0%		198,991	17.60	Botsford Hospital

Firehouse Square	West Allis, WI	100%	2002	17,265	100%		357,960	20.73	Aurora Health Care

Hackley Medical Center	Norton Shores, MI	100%	1968	44,099	96.6%		748,866	17.59	Trinity Health

Ingham Regional Medical Center(12)	Okemos, MI	100%	1994	26,783	26.6%		110,453	15.50	N/A

MeadowView Professional Center	Kingsport, TN	100%	2005	64,200	100%		1,658,136	25.83	Holston Medical Group

Mid Coast Hospital MOB(3)(4)	Brunswick, ME	91%	2008	44,677	100%		1,123,729	25.15	Mid Coast Hospital

New Albany Professional Building	New Albany, OH	100%	2000	17,213	100%		303,156	17.61	N/A

Northpark Trail	Stockbridge, GA	100%	2001	14,223	42.5%		128,097	21.17	N/A

Papp Clinic	Newnan, GA	100%	1996	31,213	100%		417,510	13.38	Papp Clinic

Remington Medical Commons	Bolingbrook, IL	100%	2008	37,240	68.9%		589,003	22.95	N/A

Stonecreek Family Health Center	Pickerington, OH	100%	1996	20,329	85.5%		278,764	16.04	Trinity Health System

Summit Healthplex	Newnan, GA	100%	2002	67,334	100%		2,054,220	30.51	Piedmont Hospital

Valley West Hospital MOB(4)	Sandwich, IL	100%	2007	37,672	91.5%		718,080	20.84	Kish Health System

Initial Properties Total/Weighted Average:				1,525,220	88.8%		$31,114,138	$22.97

(1)	Represents the year that the medical office building was first occupied by tenants. Messrs. Richmond or Honan were involved in the development of each of the properties of our Predecessor and held within our Affiliated Portfolio.

(2)	Occupancy is calculated by dividing the total occupied leasable square feet as of June 30, 2010 by the total leasable square feet, in each case, taking into account each tenant’s pro rata share of common area of the building.

(3)	Annualized rent revenue as of June 30, 2010 is calculated by multiplying the monthly contractual rent under existing leases at June 30, 2010 by 12. Because annualized rent revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized rent amounts shown in this table. Annualized rent revenue represents the aggregate rent at each property and does not reflect our pro rata interest in such rent revenue with respect to those properties in which we hold less than a 100% ownership interest.

(4)	This property is, or will be upon closing of this offering and the formation transactions, subject to a ground or air lease.

(5)	Occupancy for this building is based upon square feet used and leased by the tenants without reference to each tenant’s pro rata share of common area of the building.

(6)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $30,256 at June 30, 2010. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(7)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $414,893 at June 30, 2010. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(8)	In September 2010, University Community Health merged with the Adventist Health System.

(9)	We executed a definitive agreement in July 2010 to acquire Northside Alpharetta I and II. Concurrent with the closing of our acquisition of Northside Alpharetta I, we expect to execute a new lease with Northside Hospital for approximately 15,900 leasable square feet at Northside Alpharetta I. The amounts shown above with respect to Northside Alpharetta II reflect tenant rental abatements and concessions in the annualized amount of $178,780 at June 30, 2010. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(10)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $58,240 at June 30, 2010. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(11)	Beginning on April 19, 2010, Aurora Healthcare occupied 100% of this building.

(12)	The sole remaining tenant at this building vacated the remaining space during the third quarter of 2010.

Our initial properties also include developed land contiguous with Cypress MOB I, which we refer to as the Cypress Land. The Cypress Land consists of approximately 30 acres suitable for future development of medical office buildings, a possible hospital site and other related uses. Both Cypress MOB I and the Cypress Land are located in Houston, Texas on the Cypress Campus, which contains a 57,000 square foot critical care nursing facility and two bank branches owned by unrelated parties. We believe that the Cypress Campus provides us with attractive internal development opportunities, including, among other things, a possible 65,000 square foot expansion of Cypress MOB I, the possible construction of an approximately 166,000 square foot medical office building, which we would refer to as Cypress MOB II, and a 12.9 acre hospital-site with an attached or adjacent medical office building.

Our Selection and Development Process

We expect that our existing relationships will generate an attractive pipeline of acquisition and development opportunities. We intend to grow our business within our existing markets and enter into new markets where we believe that we can successfully compete. We generally will seek to select medical office buildings in locations that we believe will complement our existing portfolio and facilitate the expansion of our healthcare delivery system relationships. In assessing a potential acquisition or development opportunity, we will undertake extensive due diligence efforts and focus on both the particular medical office building and the broader economics of the healthcare delivery system with which it is strategically aligned and the community in which it is located. We will also analyze local and regional demographic indicators to understand the dynamics of the community and population that will be served by our medical office buildings.

Our detailed analysis facilitates our understanding of the market position we expect to attain when being aligned with our strategic partners as compared to others both locally and nationally. We take a comprehensive view with respect to our initial properties and will evaluate appropriate future acquisition and development opportunities in light of our then owned portfolio. As we have in the past, we will remain focused on the long- term success of our medical office buildings. We believe our ability to offer OP units to potential partners in future acquisition or development transactions will provide us with development and acquisition opportunities that might not otherwise be available to us.

Our Formation Transactions

In connection with the completion of this offering, we will undertake the transactions described below, which we refer to as the “formation transactions.” We have entered into definitive agreements with respect to each of the mergers, contributions and acquisitions described below, and each agreement is subject to customary closing conditions, including the closing of this offering. We may not complete all of the formation transactions as described below. These transactions are described in more detail under the captions “Structure and Formation of Our Company” and “Certain Relationships and Related Transactions” in this prospectus.

The following is a summary of the formation transactions:

•

We will contribute the net proceeds of this offering to our Operating Partnership in exchange for a number of OP units equal to the number of shares of our common stock outstanding upon completion of this offering. We will own approximately 93.4% of the OP units and will be the sole general partner of our Operating Partnership immediately after completion of the formation transactions.

•

Our Operating Partnership will acquire through merger or contribution transactions ownership interests in the entities that own six medical office buildings known as Alpharetta Pediatric Center, 975 Johnson Ferry, Northside Tower, Cypress MOB I, LifeHope Medical Offices and Scottish Rite Medical Arts, as well as the Cypress Land, in exchange for aggregate consideration consisting of the repayment or assumption of approximately $140.1 million of existing mortgage debt, the issuance of approximately 1,408,280 OP units and the payment of approximately $15.6 million in cash. With respect to these six medical office buildings, our Operating Partnership will acquire an 87.5% interest in Alpharetta Pediatric Center, a 100% interest in 975 Johnson Ferry, an 83.5% interest in Northside Tower, an 86% interest in Cypress MOB I, an 89% interest in LifeHope Medical Offices and a 77% interest in Scottish Rite Medical Arts. The number of OP units that will be issued will vary based on the actual amount of indebtedness at the time of closing as well as customary real estate closing prorations. The cash amount will be determined by (x) the actual amount of indebtedness at the time of closing as well as customary commercial real estate closing prorations, and (y) the price per share of our common stock in this offering. After adjusting for the actual amount of indebtedness at the time of closing and customary commercial real estate closing prorations, the cash portion of the purchase price as described above generally will increase or decrease by the same percentage (positive or negative) by which the price per share of our common stock in this offering is above or below $14.00.

•

Our Operating Partnership will acquire the Northside Alpharetta I and Northside Alpharetta II medical office buildings in exchange for approximately $40 million in cash, subject to customary real estate closing prorations.

•

Our Operating Partnership will acquire from unaffiliated third parties (i) 100% of the ownership interests in the entities that own 20 of the medical office buildings included in the Ziegler Portfolio and (ii) a 91% ownership interest in an entity that owns one medical office building included in the Ziegler Portfolio, for an aggregate purchase price of $137.7 million consisting of approximately $37.3 million in cash and the repayment or assumption of approximately $100.4 million of existing mortgage debt. The cash amount will be determined by (x) the actual amount of indebtedness at the time of closing as well as customary commercial real estate closing prorations, and (y) the price per share of our common stock in this offering. After adjusting for the actual amount of indebtedness at the time of closing and customary commercial real estate closing prorations approximately $32.4 million of the cash portion of the purchase price generally will increase or decrease by the same percentage (positive or negative) by which the price per share of our common stock in this offering is above or below $14.00, provided that the minimum price per share of our common stock used to calculate the cash portion of the purchase price for the Ziegler Portfolio will be $11.20. We will also pay an additional $1.27 million in cash, subject to adjustment in certain circumstances, to an affiliate of the Ziegler Entities in connection with the acquisition of the Ziegler Portfolio.

•

As described above, in the aggregate, our Operating Partnership will use a portion of the net proceeds of this offering to repay approximately $107.8 million of existing mortgage debt on the initial properties and will assume an aggregate of approximately $132.7 million of existing indebtedness on our initial properties.

•

Our Operating Partnership will acquire from Messrs. Richmond and Honan and certain of their affiliates for nominal consideration of two OP units substantially all of the property management assets and liabilities of Richmond Honan Property Management, LLC and Richmond Property Management, Inc., which provide property management services for our Predecessor, the Affiliated Entities, Northside Alpharetta I and II and for certain medical office properties owned by unaffiliated third parties.

•	All of the employees of our Predecessor will become employees of the Operating Partnership.

In the formation transactions, Messrs. Richmond and Honan, or passive entities which they control and which will not be consolidated with us in the formation transactions, have elected to receive all of their consideration in OP units. Based upon and subject to the factors described above, Messrs. Richmond and Honan and The Scott Honan and Descendants Trust, which we refer to as the Honan Family Trust, of which Mr. Honan and his children are beneficiaries and of which Mr. Honan is a co-trustee, would receive an aggregate of approximately 803,910 OP units in exchange for their interests in our Predecessor and Affiliated Entities.

Holders of OP units to be issued in the formation transactions will have the right, beginning one year after completion of the formation transactions, to tender their OP units to our Operating Partnership for redemption for a cash amount equal to the number of OP units tendered multiplied by the average closing price of our common stock on the New York Stock Exchange, or NYSE, for the ten consecutive trading days immediately prior to the date specified for redemption or, at our option, shares of our common stock on a one-for-one basis, subject to adjustments for stock splits, dividends, recapitalizations and similar events. Holders of OP units will be limited partners of our Operating Partnership and generally will receive distributions per OP unit equivalent to the per share distributions that we make to holders of our common stock, but holders of OP units will have no voting rights with respect to our corporate actions, except in certain limited circumstances. See “Description of the Partnership Agreement.”

Our Structure

The following diagram depicts our ownership structure immediately following completion of this offering and the formation transactions:

(1)	Certain of the subsidiaries, and consequently certain of the initial properties, are not wholly-owned. We may determine to form one or more taxable REIT subsidiaries, or TRSs, in the future.

Material Benefits to Related Parties

Upon the closing of this offering and the formation transactions, members of our senior management team and members of our board of directors will receive material financial and other benefits, as described below. For a more detailed discussion of these benefits, see “Management” and “Certain Relationships and Related Transactions—Benefits to Related Parties.”

Formation Transactions

In connection with the formation transactions, Messrs. Richmond and Honan will exchange equity interests in our Predecessor and certain of our Affiliated Entities for OP units, as described below:

Name	Benefits Received
Lea Richmond, III Chairman and Chief Executive Officer	504,984 OP units (having an aggregate value of approximately $7.1 million) in exchange for equity interests in our Predecessor and Affiliated Entities and release of personal guaranties of up to approximately $137.5 million of indebtedness.

Scott C. Honan President and Director	298,926 OP units (having an aggregate value of approximately $4.2 million) in exchange for equity interests in our Predecessor and Affiliated Entities and release of personal guaranties of up to approximately $111.5 million of indebtedness. These amounts include OP units issuable to the Honan Family Trust.

Employment and Equity Awards

In connection with the closing of this offering, we will enter into employment agreements with Messrs. Richmond, Honan, LaGrone, Sweet, and Kent E. Ohlsen, our vice president, general counsel and secretary. These employment agreements will provide our executive officers with salary, cash bonus opportunities, performance based equity compensation and other benefits, including severance benefits upon a termination of employment in certain circumstances. See “Management—Employment Agreements.”

Tax Protection

We also intend to enter into tax protection agreements with the contributors of certain of our initial properties, including Messrs. Richmond and Honan and certain of their affiliates, effective upon completion of this offering. See “—Tax Protection Agreements.”

Indemnification

We will enter into indemnification agreements upon the closing of this offering with each of our directors and executive officers. These agreements will obligate us to indemnify our directors and executive officers to the maximum extent permitted by law and provide for the advancement of expenses and other rights. The indemnification obligations will relate to each person’s service to our company and, as applicable, to our Predecessor and Affiliated Entities.

Registration Rights

In accordance with the terms of our Operating Partnership’s partnership agreement, persons receiving OP units in the formation transactions, including Messrs. Richmond and Honan, have certain registration rights. Subject to certain limitations, commencing not earlier than 12 months after completion of this offering and the formation transactions, we may file one or more registration statements with the Securities and Exchange Commission, or SEC, covering the issuance or resale of the shares of our common stock issued or issuable, in exchange for OP units issued in the formation transactions. We have agreed to pay all of the expenses relating to the registration statement.

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2010. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2010.

As a REIT, we generally will not be subject to federal income tax on our net taxable income that we distribute currently to our stockholders. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by any TRS that we form in the future will be fully subject to federal, state, and local corporate income tax.

Tax Protection Agreements

Effective upon completion of this offering and the formation transactions, we will enter into tax protection agreements with the contributors of certain of the initial properties, including Messrs. Richmond and Honan and certain of their affiliates. These tax protection agreements will apply to a given contributor only so long as that contributor continues to hold more than 20% of the OP units it received in the formation transactions. Pursuant to the terms of these agreements, if we dispose of any interest in 975 Johnson Ferry or Scottish Rite Medical Arts in a transaction that generates built-in gain for the contributors through the tenth anniversary of the closing of this offering, we will indemnify the contributors for tax liabilities incurred with respect to the amount of built-in gain, subject to certain exceptions, as described in “Structure and Formation of our Company—Tax Protection Agreements.” The aggregate built-in gain on these properties upon completion of this offering and the formation transactions is estimated to be approximately $41.2 million, and the amount of built-in gain on these properties that is attributable to Mr. Richmond and certain of his affiliates is estimated to be approximately $4.1 million. In addition, these investors, Mr. Honan and certain of his affiliates and the investors that contribute interests in Cypress MOB I will be given the opportunity to guarantee a portion of our Operating Partnership’s indebtedness, or, alternatively, to enter into a deficit restoration obligation, to provide them with certain tax protections. This opportunity will be provided upon future repayment, retirement, refinancing, or other reduction (other than scheduled amortization) of certain liabilities of the entities that held the applicable properties prior to the formation transactions, and we will indemnify those investors for any tax liabilities they incur as a result of our failure to timely provide such opportunity. In the case of Messrs. Richmond and Honan and certain of their affiliates, this opportunity will be provided both at the time of the formation transactions and upon future repayment, retirement, refinancing or other reduction (other than scheduled amortization) with respect to liabilities on other properties acquired in the formation transactions. Upon completion of this offering, we estimate that Messrs. Richmond and Honan and certain of their affiliates will elect to guarantee approximately $2.8 million of our debt and under the terms of the tax protection agreements, we will be required to continue to provide them this opportunity to guarantee this amount through the tenth anniversary of the closing of this offering and we may be required to provide them the opportunity to guarantee additional amounts upon the repayment, retirement, refinancing or other reduction (other than scheduled amortization) of liabilities on certain of our initial properties. See “Structure and Formation of Our Company—Tax Protection Agreements.”

Restrictions on Ownership of Our Capital Stock

In order to help us qualify as a REIT, among other purposes, our charter, subject to certain exceptions, restricts the number of shares of our capital stock that a person may beneficially or constructively own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our charter also prohibits any person from:

•

beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

•

transferring shares of our capital stock to the extent that such transfer would result in our capital stock being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

•

beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 10% or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

•

beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any “eligible independent contractor” (as defined in Section 856(d)(9)(i) of the Code) that operates a “qualified health care property” (as defined in Section 856(c)(6)(d) of the Code) on behalf of a TRS failing to qualify as such.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of these limits and may establish or increase an excepted holder percentage limit for such person. The person seeking an exemption must provide to our board of directors such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT.

A more complete description of our capital stock, including restrictions upon the ownership thereof, is presented under the caption “Description of Stock” in this prospectus.

Conflicts of Interest

Messrs. Richmond and Honan and certain other directors and executive officers of our company have interests in certain of the entities that we will acquire in the formation transactions and have entered into contribution and other agreements in connection with such acquisitions. Messrs. Richmond and Honan will also enter into tax protection agreements in connection with our formation transactions. We did not conduct arm’s-length negotiations with respect to all of the terms of the formation transactions and tax protection agreements. In the course of structuring the formation transactions, Messrs. Richmond and Honan had the ability to influence the type and level of benefits that they and certain other directors and executive officers will receive from us. In addition, we did not use any recent third-party appraisals of the properties and other assets to be acquired by us in the formation transactions in determining the number of OP units and the amount of cash to be exchanged for those properties. As a result, the consideration to be paid by us to the continuing investors in the formation transactions, including Messrs. Richmond and Honan, may exceed the fair market value of those assets.

In addition, we expect that our executive officers will enter into employment agreements with us pursuant to which they will agree, among other things, not to engage in certain business activities in competition with us and pursuant to which they will agree to devote substantially full-time attention to our affairs. See “Management—Executive Compensation—Compensation Discussion and Analysis—Employment Agreements and —Change in Control.” We may choose not to enforce, or to enforce less vigorously, our rights under these agreements and other agreements relating to the formation transactions due to our ongoing relationships with Messrs. Richmond and Honan and our other executive officers and directors. See “Risk Factors—We may pursue less vigorous enforcement of the terms of merger, contribution and other agreements because of conflicts of interest with certain of our officers and directors, and the terms of those agreements may be less favorable to us than they might otherwise be in an arm’s-length transaction.”

Distribution Policy

We intend to pay regular quarterly dividends to holders of our common stock and authorize regular quarterly distributions. Generally, we expect to distribute 100% of our REIT taxable income so as to avoid the tax imposed upon undistributed REIT taxable income. Distributions made by us will be authorized by our board of directors in its sole and absolute discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and our capital requirements. To the extent that, in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable distribution of shares of our capital stock or a distribution of debt securities. In addition, prior to the time we have fully invested the net proceeds of this offering we could fund our quarterly distributions out of the net proceeds of this offering. We do not currently intend to make taxable distributions of shares of our capital stock or debt securities nor do we intend to fund distributions out of the net proceeds of this offering.

Corporate Information

We were incorporated as a Maryland corporation on May 19, 2010 and intend to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2010. Our corporate offices are located at one of our initial properties, 975 Johnson Ferry Road, Suite 450, Atlanta, Georgia 30342. Our telephone number is (404) 255-6358. Our internet website is http://www.richmondhonanmedicalproperties.com. The information contained on, or accessible through, this website, or any other website, is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

The Offering

Common stock offered by us	19,500,000 shares(1)

Common stock to be outstanding after this offering	19,967,000 shares(2)

Common stock and OP units to be outstanding after completion of this offering and the formation transactions	21,375,282 shares and OP units(3)

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $249.4 million, or approximately $287.5 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering as follows:

• approximately $95.2 million to acquire, directly or indirectly, the ownership interests in our initial properties(4);

• approximately $108.9 million to repay existing indebtedness and related liabilities associated with our initial properties; and

• the balance for general corporate and working capital purposes, including payment of expenses associated with our formation transactions and possible future acquisitions and development activities.

Risk Factors	An investment in shares of our common stock involves a high degree of risk. You should carefully read and consider the risks discussed under the caption “Risk Factors” beginning on page 25 and all other information in this prospectus before investing in shares of our common stock.

Proposed NYSE symbol	“MOB”

(1)	Excludes 2,925,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option and shares of common stock that may be issued by us upon redemption of 1,408,282 OP units expected to be outstanding upon completion of the formation transactions.

(2)	Excludes 2,925,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option, 1,534,000 shares of common stock available for future issuance under our 2010 Equity Incentive Plan and 1,408,282 shares of common stock that may be issued by us upon redemption of 1,408,282 OP units expected to be outstanding upon completion of the formation transactions. Includes an aggregate of 1,000 shares of common stock issued to Messrs. Richmond and Honan in connection with our formation and 466,000 shares of restricted stock that will be granted under our 2010 Equity Incentive Plan upon completion of this offering that are subject to vesting over a three- or five-year period.

(3)

Excludes 2,925,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option and 1,534,000 shares of common stock available for future issuance under our 2010

Equity Incentive Plan. Includes an aggregate of 1,000 shares of common stock issued to Messrs. Richmond and Honan in connection with our formation, 466,000 shares of restricted stock that will be granted under our 2010 Equity Incentive Plan upon completion of this offering that are subject to vesting over a three- or five-year period, and 1,408,282 OP units expected to be outstanding upon completion of the formation transactions.

(4)	This amount will vary based on the actual amount of outstanding indebtedness at closing as well as customary commercial real estate closing prorations. After such adjustments, approximately $48.0 million of the cash portion of the purchase price for the Affiliated Portfolio and Ziegler Portfolio generally will increase or decrease by the same percentage (positive or negative) by which the price per share in this offering is above or below $14.00, provided that the minimum price per share of our common stock in this offering used to calculate the cash portion of the purchase price for the Ziegler Portfolio will be $11.20.

SUMMARY FINANCIAL DATA

The following table shows summary consolidated pro forma financial data for our company and combined historical financial data for our Predecessor for the periods indicated. We have not presented historical information for our company because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our company.

The pro forma financial data for our company, which give effect to this offering, the use of proceeds from this offering and the formation transactions, includes:

•

the real estate operations of our Predecessor which are comprised of the two separate entities that own the Alpharetta Pediatric Center and Scottish Rite Medical Arts properties, as well as the entities that have conducted the property management operations for our Affiliated Entities, Richmond Honan Property Management, LLC and Richmond Property Management, Inc.;

•

the real estate operations of our Affiliated Entities which are comprised of the entities that own the 975 Johnson Ferry, Northside Tower, Cypress MOB I, LifeHope Medical Offices, Northside Alpharetta I and Northside Alpharetta II properties;

•	the Cypress Land; and

•	the real estate operations of the Ziegler Entities that own the 21 medical office buildings which comprise the Ziegler Portfolio.

You should read the following selected consolidated pro forma and combined historical financial data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated pro forma financial data and combined historical financial statements and related notes thereto included elsewhere in this prospectus.

The following summary combined historical balance sheet data as of December 31, 2009 and 2008 and the combined historical statements of operations data and cash flows data for the three-year period ended December 31, 2009 have been derived from the audited combined historical financial statements of our Predecessor. These financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose report with respect thereto is included elsewhere in this prospectus with the combined balance sheets as of December 31, 2009 and 2008 and the related combined statements of operations and cash flows for the three-year period ended December 31, 2009, and the related notes thereto.

The unaudited historical combined balance sheet data as of June 30, 2010 and the unaudited historical combined statements of operations data and cash flows data for the six months ended June 30, 2010 and 2009 are derived from the unaudited historical combined financial statements of our Predecessor. In the opinion of management of our Predecessor, the unaudited historical combined balance sheet data as of June 30, 2010 and the historical combined statements of operations and cash flows for the six months ended June 30, 2010 and 2009 include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods.

Our pro forma statement of operations data for the six months ended June 30, 2010 and for the year ended December 31, 2009 give effect to this offering, the formation transactions (including our acquisition of the Affiliated Portfolio and the Ziegler Portfolio) and the use of proceeds from this offering as if the transactions occurred on January 1, 2009.

The combined historical financial data for our Predecessor is not indicative of our future financial position or results of operations. Furthermore, our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the dates and for the periods indicated, nor do our interim results and pro forma financial information purport to represent our future financial position or results of operations.

Richmond Honan (Pro Forma) and the Predecessor (Historical)

(dollars in thousands, except per share amounts)

	Richmond Honan (Pro Forma)		Predecessor (Historical)
	Six Months Ended June 30, 2010	Year Ended December 31, 2009	Six Months Ended June 30,		Year Ended December 31,
			2010	2009	2009	2008	2007
Statement of Operations Data:
Revenues:
Rental	$15,848	$32,023	$2,271	$2,249	$4,522	$4,434	$3,643
Fee revenue	125	322	596	668	1,256	1,190	1,142
Expense reimbursements	4,747	8,810	1,273	1,243	2,451	2,178	1,628
Parking and other income	352	847	96	96	192	201	199

Total revenues	21,072	42,002	4,236	4,256	8,421	8,003	6,612

Expenses:
Property operating	7,846	15,371	983	902	1,794	1,869	1,570
General and administrative	2,135	3,290	3,514	1,406	3,042	2,444	2,777
Depreciation and amortization	7,900	15,783	415	407	814	824	630

Total expenses	17,881	34,444	4,912	2,715	5,650	5,137	4,977

Other Income (Expenses):
Interest income	2	1	2	—	1	8	22
Interest expense	(4,260)	(8,626)	(616)	(747)	(1,417)	(1,469)	(1,456)

Total other income (expenses)	(4,258)	(8,625)	(614)	(747)	(1,416)	(1,461)	(1,434)

Income (loss) before noncontrolling interest	(1,067)	(1,067)	(1,290)	794	1,355	1,405	201
Noncontrolling interest in property entities	20	63	—	—	—	—	—
Noncontrolling interest in operating partnership	69	66	—	—	—	—	—

Net income (loss) available to the Company	$(978)	$(938)	$(1,290)	$794	$1,355	$1,405	$201

Pro forma basic earnings per share	$(0.05)	$(0.05)
Pro forma diluted earnings per share	$(0.05)	$(0.05)
Balance Sheet Data (as of end of period):
Assets:
Real estate properties, net	$263,622		$14,885	$15,442	$15,146	$15,838	$15,822
Other assets, net	125,197		3,683	3,338	2,885	2,600	2,579

Total assets	$388,819		$18,568	$18,780	$18,031	$18,438	$18,401

	Richmond Honan (Pro Forma)		Predecessor (Historical)
	Six Months Ended June 30, 2010	Year Ended December 31, 2009	Six Months Ended June 30,		Year Ended December 31,
			2010	2009	2009	2008	2007
Liabilities and Owners’ Combined Deficit:
Mortgage loans and notes payable	$133,030		$17,694	$18,208	$17,985	$18,447	$18,156
Other liabilities	7,148		8,296	5,216	5,295	4,708	4,456

Total liabilities	140,178		25,990	23,424	23,280	23,155	22,612
Owners’ equity (deficit)	—		(7,422)	(4,644)	(5,249)	(4,717)	(4,211)
Stockholders’ equity	231,194		—	—	—	—	—
Noncontrolling interest	17,447		—	—	—	—	—

Total liabilities and owner’s equity (deficit)	$388,819		$18,568	$18,780	$18,031	$18,438	$18,401

Other Data:
Funds from operations (1)	$6,836	$14,744	$(892)	$1,183	$2,134	$2,177	$774
Number of medical office buildings with ownership interest	29	29	2	2	2	2	2
Total leasable square feet (end of period)	1,525	1,516	157	157	157	157	157
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities			$707	$1,720	$2,770	$2,269	$618
Investing activities			(133)	—	(121)	(825)	(4,681)
Financing activities			(467)	(928)	(2,370)	(1,587)	4,396
Reconciliation of Net Income to FFO:
Net income (loss) before noncontrolling interest in operating partnership	$(1,047)	$(1,004)	$(1,290)	$794	$1,355	$1,405	$201
Plus:
Depreciation and amortization	7,883	15,748	398	389	779	772	573

FFO attributable to common stockholders and OP unit holders in operating partnership	$6,836	$14,744	$(892)	$1,183	$2,134	$2,177	$774

(1)

Funds from operations, or FFO, is a widely recognized measure of REIT performance. Although FFO is not computed in accordance with generally accepted accounting principles, or GAAP, we believe that information regarding FFO is helpful to stockholders and potential investors because it facilitates an understanding of the operating performance of our initial properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time. We calculate FFO in accordance with the April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts, or NAREIT, which we refer to as the “White Paper.” The White Paper defines FFO as net income (computed in accordance with GAAP) before noncontrolling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on property sales and noncontrolling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our initial properties. To facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income (determined in accordance with GAAP) as presented in the financial statements included elsewhere in this prospectus. FFO does not represent cash generated from operating activities in accordance with GAAP, should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to make cash distributions to stockholders.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. In addition to all other information contained in this prospectus, you should carefully consider the following risk factors before purchasing shares of our common stock. The occurrence of any of the following risks might cause you to lose all or part of your investment. The risks set forth below represent those risks and uncertainties that we believe are material to our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section captioned “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Operations and Initial Properties

Adverse macroeconomic and business conditions may significantly and negatively affect our revenues, profitability and results of operations.

The United States has undergone and may continue to experience a prolonged recession that has been marked by pervasive and fundamental disruptions in the financial markets. Continued concerns regarding the uncertainty of whether the U.S. economy will be adversely affected by inflation, deflation or stagflation and the systemic impact of increased unemployment, volatile energy costs, geopolitical issues, sovereign debt, currency fluctuations, the availability and cost of credit, the U.S. mortgage market and a severely distressed real estate market have contributed to increased market volatility and weakened business and consumer confidence. The United States may not experience a sustained recovery and could suffer pronounced instability and decreased economic activity for an extended period of time. Our operations are sensitive to changes in overall economic conditions that impact our tenants, including, among other things, increased bad debts due to such recessionary pressures. A general reduction in the level of tenant leasing or shifts in tenant leasing practices could adversely affect our revenues, profitability and results of operations.

It is difficult to determine the breadth and duration of the financial market problems and the many ways in which they may affect our tenants and our business in general. Nonetheless, continuation or further worsening of these difficult financial and macroeconomic conditions could have an adverse effect on our business, results of operations and ability to make distributions to our stockholders.

Adverse economic or other conditions in the geographic markets in which we conduct business could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our operating results depend upon our ability to maintain and increase occupancy levels and rental rates at our initial properties. Adverse economic or other conditions in the geographic markets in which we operate, including periods of economic slowdown or recession, industry slowdowns, periods of deflation, relocation of businesses, changing demographics, earthquakes and other natural disasters, fires, terrorist acts, civil disturbances or acts of war and other man-made disasters which may result in uninsured or underinsured losses, and changes in tax, real estate, zoning and other laws and regulations, may lower our occupancy levels and limit our ability to increase rents or require us to offer rental concessions. The failure of our properties to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Our real estate investments are concentrated in medical office buildings, making us more vulnerable economically than if our investments were diversified.

As a REIT, we will invest primarily in real estate within the healthcare industry. Specifically, we will acquire, own, manage, operate and selectively develop and re-develop medical office buildings. We are subject to risks inherent in concentrating investments in real estate, and the risks resulting from a lack of diversification become even greater as a result of our business strategy to concentrate our investments in the medical office building sector. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of medical office buildings. Given our concentration in this sector, our tenant base is especially concentrated and dependent upon the healthcare industry generally, and any industry downturn could adversely affect the ability of our tenants to make lease payments and our ability to maintain current rental and occupancy rates. Accordingly, a downturn in the healthcare industry generally, or in the medical office buildings sector specifically, could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

The bankruptcy, insolvency or weakened financial position of our tenants could seriously harm our operating results and financial condition.

We will receive substantially all of our revenue as rent payments from tenants under leases of space in our medical office buildings, with our five largest tenants based upon rental revenue representing approximately $11.8 million, or 38%, of the pro forma annualized rent generated by our initial properties as of June 30, 2010. We have no control over the success or failure of our tenants’ businesses and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. Additionally, private or governmental payors may lower the reimbursement rates paid to our tenants for their healthcare services. For example, the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, PPACA, provides for significant reductions to Medicare and Medicaid payments. As a result, our tenants may delay lease commencement or renewal, fail to make rent payments when due or declare bankruptcy. Any leasing delays, lessee failures to make rent payments when due or tenant bankruptcies could result in the termination of the tenant’s lease and, particularly in the case of a large tenant, or a significant number of tenants, may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

If tenants are unable to comply with the terms of our leases, we may be forced to modify lease terms in ways that are unfavorable to us. Alternatively, the failure of a tenant to perform under a lease or to extend a lease upon expiration of its term could require us to declare a default, repossess the property, find a suitable replacement tenant, operate the property or sell the property. We may not be able to lease the property on substantially equivalent or more favorable terms than those of the prior lease, or at all, find another tenant, successfully reposition the property for other uses, successfully operate the property or sell the property on terms that are favorable to us. Furthermore, if any lease expires or is terminated, we could be responsible for additional operating expenses generated by that vacant space until it is re-let, which, if significant, could have an adverse effect on our business, financial condition and results of operations.

Any bankruptcy filings by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that lessee or seize its property, unless we receive an order permitting us to do so from a bankruptcy court, which we may be unable to obtain. A tenant bankruptcy could also delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. If a tenant assumes the lease while in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a tenant rejects the lease while in bankruptcy, we would have only a general unsecured claim for pre-petition damages. Any unsecured claim that we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims that we hold, if any, which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Furthermore, dealing with a tenant bankruptcy or other default may divert management’s attention and cause us to incur substantial legal and other costs.

We may not be able to successfully integrate the Ziegler Portfolio which could preclude us from achieving the occupancy and operating results that we expect from this acquisition.

The Ziegler Portfolio is significantly larger than any portfolio acquisition of medical office buildings that our senior management team has previously completed. The Ziegler Portfolio consists of 21 medical office buildings that comprise approximately 39% of our pro forma leasable square feet and represent 37% of our pro forma annualized rental revenues as of June 30, 2010. In addition, 12 medical office buildings in the Ziegler Portfolio are located in seven states in which our management team has never owned or operated properties. There can be no assurance that we will be able to integrate the operation and management of these properties with our initial properties which our senior management team has previously managed. Pursuant to our integration plan, we will rely upon an unaffiliated third party to manage the properties in the Ziegler Portfolio and will continue to do so until such time as we consider it more effective or cost efficient for us to manage these properties internally. As a result, the full integration of the Ziegler Portfolio may be delayed during this transition period.

We do not have the same operating experience with the Ziegler Portfolio as we do with our other initial properties. Therefore, we may not be able to anticipate operating difficulties with the Ziegler Portfolio, such as lease-related or personnel issues. As a result, our ability to fully integrate the Ziegler Portfolio may be delayed during this transition period.

In addition, as a result of acquiring the Ziegler Portfolio, we will be operating medical office buildings in new geographic markets. Our lack of experience in these markets may hinder our ability to operate the Ziegler Portfolio successfully. If we experience difficulties in integrating the Ziegler Portfolio with our initial properties, or if we are not successful in implementing our integration plan, leasing program or other initiatives in managing the Ziegler Portfolio, we may not be able to achieve the occupancy and operating results that we anticipate from the acquisition of the Ziegler Portfolio.

Many of our initial properties are located in Georgia, with a further concentration in and around Atlanta, and changes in this market may materially adversely affect us.

Of our initial properties, those properties located in Georgia provided approximately $19.5 million, or approximately 63% of our total annualized rent on a pro forma basis as of June 30, 2010. Many of these properties are concentrated in and around Atlanta. As a result of this geographic concentration, we are particularly exposed to downturns in this local economy or other changes in local real estate market conditions. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in this area could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in this market, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

We may be unable to successfully expand our operations into new markets.

We intend to explore acquisitions or developments of properties in new geographic markets. We may not possess familiarity with the dynamics and prevailing conditions of any new geographic markets which could adversely affect our ability to expand into or operate within those markets. For example, new markets may have different insurance practices, reimbursement rates and local real estate, zoning and development regulations than those with which we are familiar. We may find ourselves more dependent on third parties in new markets because our distance could hinder our ability to directly and efficiently manage and otherwise monitor new properties in new markets. Our expansion into new markets could result in unexpected costs or delays as well as lower occupancy rates and other adverse consequences. If we are unsuccessful in expanding into new markets, it could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We face leasing restrictions at some of our initial properties and if we are unable to promptly re-let our properties, if the rates upon such re-letting are significantly lower than expected or if we are required to undertake significant capital expenditures to procure new tenants, then our business and results of operations may suffer.

Nearly all of our initial properties are subject to leases which have multi-year terms. As of June 30, 2010, on a pro forma basis, leases representing 2.1%, 6.5% and 5.6% of leasable square feet will expire in 2010, 2011 and 2012, respectively. Approximately 51% of the square feet of and 28% of the number of our initial properties on a pro forma basis are subject to ground or air space leases that contain certain restrictions. These restrictions include limits on our ability to re-let our initial properties to tenants not affiliated with the healthcare delivery system that owns the underlying property, rights of purchase and rights of first offer and refusal with respect to sales of the property and limits on the types of medical procedures that may be performed. In addition, lower than expected rental rates upon re-letting could impede our growth. We may not be able to re-let space on terms that are favorable to us or at all. Further, we may be required to undertake significant capital expenditures to renovate or reconfigure space to attract new tenants. If we are unable to promptly re-let our initial properties, if the rates upon such re-letting are significantly lower than expected or if we are required to undertake significant capital expenditures in connection with re-letting, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

Our medical office buildings, the associated healthcare delivery systems with which our medical office buildings are strategically aligned and our tenants may be unable to compete successfully.

Our medical office buildings and the associated healthcare delivery systems with which our medical office buildings are strategically aligned often face competition from nearby hospitals and other medical office buildings that provide comparable services. Any of our initial properties may be materially and adversely affected if the healthcare delivery system with which it is strategically aligned is unable to compete successfully. There are numerous factors that determine the ability of a healthcare delivery system to compete successfully, most of which are outside of our control.

Similarly, our tenants face competition from other medical practices and service providers at nearby hospitals and other medical office buildings. From time to time and for reasons beyond our control, managed care organizations may change their lists of preferred hospitals or in-network physicians. Physicians also may change hospital affiliations. If competitors of our tenants or competitors of the associated healthcare delivery systems with which our medical office buildings are strategically aligned have greater geographic coverage, improve access and convenience to physicians and patients, provide or are perceived to provide higher quality services, recruit physicians to provide competing services at their facilities, expand or improve their services or obtain more favorable managed care contracts, our tenants may not be able to successfully compete. Any reduction in rental revenues resulting from the inability of our medical office buildings, the associated healthcare delivery systems with which our medical office buildings are strategically aligned or our tenants to compete in providing medical services and/or receiving sufficient rates of reimbursement for healthcare services rendered could have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We may not realize the benefits that we anticipate from focusing on medical office buildings that are strategically aligned with a healthcare delivery system and from the relationships established through such strategic alignments.

As part of our business strategy, we focus on medical office buildings that are strategically aligned with a healthcare delivery system by (i) seeking to acquire, own, manage, develop and re-develop medical office buildings that are located on medical campuses where the underlying land is owned by a healthcare delivery system or by us, or (ii) seeking to acquire, own, manage, develop and re-develop medical office buildings located in close proximity to a healthcare delivery system and strategically aligned with healthcare delivery system through leasing or other arrangements. We may not realize the benefits that we anticipate as a result of these strategic relationships. In particular, we may not obtain or realize increased rents, long-term tenants, or reduced tenant turnover rates as compared to medical office buildings that are not strategically aligned. Moreover, building a portfolio of medical office buildings that are strategically aligned does not assure the success of any given property. The associated healthcare delivery system may not be successful and the strategic alignment that we seek for our medical office buildings could dissolve, and we may not succeed in replacing them. If we do not realize the benefits that we anticipate from this focus and those strategic alignments dissolve and we are not successful in replacing them, our reputation, business, financial results and prospects may be adversely affected.

Our tenant base may not remain stable or could become even more concentrated which could harm our operating results and financial condition.

Our tenant base may not remain stable or could become even more concentrated among particular physicians and physician groups with varying practices and other medical service providers in the future. Our tenants could decide to leave our medical office buildings for numerous reasons, including, but not limited to, financial stress or changes in the tenant’s ownership or management. All our tenants service the healthcare industry and, our tenant mix could become even more concentrated if a preponderance of our tenants practice in a particular medical field or are reliant upon a particular healthcare delivery system. If our tenants become financially unstable or less diverse, our operating results and prospects could suffer.

Our investments in development and re-development projects may not yield anticipated returns which could directly affect our operating results and reduce the amount of funds available for distributions.

A key component of our growth strategy is exploring new-asset development and re-development opportunities, some of which may arise through strategic joint ventures. To the extent that we successfully identify and consummate these development and re-development opportunities, our investment in these projects will be subject to the following risks:

•	we may be unable to obtain ongoing financing sources for these projects on favorable terms or at all;

•	we may not complete development or re-development projects on schedule or within budgeted amounts; and

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

In deciding whether to develop or re-develop a particular property, we make certain assumptions regarding the expected future performance of that property. We may underestimate the costs necessary to rehabilitate the property for its intended market position, or we may be unable to increase occupancy at a newly-acquired property as quickly as expected or at all. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development or re-development projects and have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. We may also experience accidents when developing or re-developing properties, including accidents that result in substantial damage to property and even loss of life. These accidents could subject us to significant financial hardship, prolonged litigation and damage to our reputation.

If our investments in development and re-development projects do not yield anticipated returns for any reason, including those set forth above, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

Certain of our medical office buildings may not have efficient alternative uses.

All of the medical office buildings comprising our initial properties are, in most cases, configured to provide specialized medical procedures or services. If we or our tenants terminate the leases for these medical office buildings or our tenants lose any required regulatory authority to operate their businesses or provide certain specialized medical procedures or services at such buildings, we may not be able to locate suitable replacement tenants to lease the buildings for their specialized uses. Alternatively, we may be required to spend substantial amounts to adapt the medical office buildings to other uses, and we may be unsuccessful in doing so even after making those investments. In addition, we may be precluded under certain ground or air space leases and loan documents from adapting the building to other uses without first obtaining the consent of the respective ground or air space lessor or lender, and we can provide no assurance that we will be successful in obtaining any such consent. Any loss of revenues and/or additional capital expenditures occurring as a result may have an adverse effect on our business, financial condition.

We may not be successful in identifying and consummating suitable acquisitions or development opportunities in our existing or new geographic markets, which may impede our growth and negatively affect our cash available for distribution to stockholders.

Our ability to expand through acquisitions and development opportunities is integral to our business strategy and requires that we identify suitable acquisition candidates or development opportunities which meet our criteria and that are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets which meet our acquisition or development criteria or in consummating acquisitions or developments on satisfactory terms or at all for a number of reasons, including, among other things, unsatisfactory results of our due diligence investigations, failure to obtain financing for the acquisition or development on favorable terms or at all, and our misjudgment of the value of the opportunities. Pending the use of the net proceeds of this offering to make investments in medical office buildings, we will invest in short-term income producing securities that we expect will provide us with a lower rate of return than investing in income producing real estate. Failure to identify or consummate acquisitions or development opportunities will slow our growth and may reduce the amount of cash available for distributions to our stockholders.

We may face increasing competition for the acquisition of medical office buildings which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of medical office buildings, including national, regional and local operators, acquirers and developers of healthcare-related real estate properties. The competition for healthcare-related real estate properties may significantly increase the price that we must pay for medical office buildings or other assets that we seek to acquire, and our competitors may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger REITs targeting medical office buildings may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies and familiarity with markets. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition will result in increased demand for these assets and therefore increased prices paid for them. Those higher prices for medical office buildings or other assets may adversely affect our returns from our investments.

We may not be successful in integrating and operating acquired or newly-developed medical office buildings in the future.

We expect to make future acquisitions and developments of medical office buildings. If we acquire or develop medical office buildings, we will be required to operate and integrate them into our existing portfolio. While we believe that our infrastructure is highly scalable, our systems and processes may not be able to efficiently handle the anticipated growth in our operations. We may not have the requisite resources and skilled personnel necessary to successfully operate and integrate acquired or newly developed medical office buildings into our existing portfolio in the future, and we may need to incur substantial unanticipated costs to meet our operating needs.

In addition, any medical office buildings that we acquire or develop in the future may be less compatible with our growth strategy than we originally anticipated, may cause disruptions in our operations or may divert management’s attention away from daily operations, any or all of which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Our future investments in joint ventures could be adversely affected by our lack of decision-making authority, our reliance upon our joint venture partners’ financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.

We anticipate that we will co-invest with third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for the management of the affairs of a property, partnership, joint venture or other entity. Joint ventures generally involve risks not present with respect to our wholly-owned properties, including the following:

•	our joint venture partners may make management, financial and operating decisions with which we disagree or that are not in our best interest;

•	we may be prevented from taking actions that are opposed by our joint venture partners;

•	our ability to transfer our interest in a joint venture to a third party may be restricted;

•

our joint venture partners might become bankrupt or fail to fund their share of required capital contributions which may delay construction or development of a medical office building or increase our financial commitment to the joint venture;

•

our joint venture partners may have business interests or goals with respect to the medical office building that conflict with our business interests and goals which could increase the likelihood of disputes regarding the ownership, management or disposition of the medical office building;

•

disputes may develop with our joint venture partners over decisions affecting the medical office building or the joint venture which may result in litigation or arbitration that would increase our expenses and distract our officers and/or directors from focusing their time and effort on our business and possibly disrupt the daily operations of the medical office building; and

•	we may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments.

We will own eight medical office buildings subject to ground or air space leases that will expose us to the loss of such buildings upon a breach or termination of the ground or air space leases.

We will own eight medical office buildings through leasehold interests in the land or air space underlying the buildings, and we may acquire additional buildings in the future that are subject to similar ground or air space leases. Furthermore, an additional property that we are acquiring may be subject to a ground and air lease arrangement at the option of a healthcare delivery system in 2015. These eight medical office buildings represent approximately 50.7% of our total leasable square feet of our initial properties and 51.6% of our annualized revenue on a pro forma basis for the period ended June 30, 2010. Certain of our ground or air space leases contain restrictions on use and transfer, such as limiting the assignment or subletting of the medical office buildings only to practicing physicians or physicians in good standing with an affiliated hospital. The use and transfer restrictions in our ground and air space leases may limit our ability to sell certain of our buildings which, in turn, could adversely impact the price realized from any such sale. Additionally, certain of our ground and air space leases also grant the lessor rights of purchase and rights of first offer and refusal in the event that we elect to sell the medical office buildings associated with the ground lease. With respect to Scottish Rite Medical Arts, for example, this property is subject to the terms of a ground lease with Children’s Healthcare of Atlanta, Inc. In April 2010, Children’s Healthcare of Atlanta, Inc. sent a letter noting its right under the ground lease to purchase this property in early 2013 at the then fair market value as determined by an independent appraiser. Children’s Healthcare of Atlanta, Inc. stated in its letter that it is evaluating plans to exercise its option to purchase this property. As lessee under a ground or air space lease, we are also exposed to the possibility of losing the medical office building upon termination, or an earlier breach by us, of the lease, which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We generally have not received recent, independent appraisals of our initial properties to determine the consideration to be paid for those properties in the formation transactions. As a result, the price that we will pay for our initial properties in the formation transactions may exceed their aggregate fair market value.

We have not used any recent third-party appraisals or obtained any independent third-party valuations or fairness opinions in establishing a value for the initial properties in which we intend to acquire ownership interests in connection with the formation transactions other than with respect to the Northside Alpharetta I and Northside Alpharetta II properties. The only reason we obtained appraisals with respect to the Northside Alpharetta I and II properties was because of a pre-existing contractual obligation to do so. Many of our initial properties will be acquired by us from entities in which our officers and directors own an interest and others will be acquired from unaffiliated third parties. We will acquire the ownership interests in the initial properties for a combination of cash and OP units that is based upon a fixed valuation which may exceed the book value of such assets, and this valuation may also exceed the fair market value of such assets. Furthermore, the amount of the cash that we will pay in connection with our acquisition of our initial properties will, in most cases, increase or decrease if our common stock is priced above or below the midpoint of the initial public offering price range shown on the front cover page of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters based upon the history and prospects for the healthcare industry, our financial information, our management and our business potential and earning prospects, the prevailing securities markets at the time of this offering, and the then-current market prices of, and the demand for, publicly-traded shares of generally comparable companies. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of the assets we intend to acquire in the formation transactions. As a result, the price to be paid by us in the formation transactions also may exceed the fair market value of those assets.

We may assume unknown liabilities in connection with the formation transactions which could result in unexpected liabilities and expenses.

As part of the formation transactions, we (through our Operating Partnership) will receive certain assets or interests in certain assets subject to existing liabilities, some of which may be unknown to us at the time of the formation transactions. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to this offering (including those that had not been asserted or threatened prior to this offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. Our recourse with respect to such liabilities may be limited. Depending upon the amount or nature of such liabilities, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our stock may be adversely affected.

We will not obtain new owner’s title insurance policies in connection with the acquisition of our initial properties in the formation transactions.

Each of our initial properties is insured by a title insurance policy. We will not, however, obtain new owner’s title insurance policies in connection with the acquisition of our initial properties in the formation transactions unless the existing mortgage loans remain in place upon completion of the acquisition, in which case we may obtain new title policies or update existing title policies. If there were a material title defect related to any of these properties that is not adequately covered by a title insurance policy, we could lose some or all of both our capital invested in and our anticipated profits from such property.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenue does not increase, which could cause our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-let space, the cost of compliance with governmental regulation, including zoning and tax laws, the potential for liability under applicable laws, interest rate levels and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a medical office building is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the property. As a result, if revenue declines, we may not be able to reduce our expenses accordingly. Certain costs associated with real estate investments may not be reduced even if a medical office building is not fully occupied or other circumstances cause our revenues to decrease. If a medical office building is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take possession of the medical office building, resulting in a further reduction in net income.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flows.

We maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our initial properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flows from a medical office building. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. In addition, future lenders may require such insurance, and our failure to obtain such insurance could constitute a default under loan agreements. We may determine not to insure some or all of our properties at levels considered customary in our industry and which would expose us to an increased risk of loss. As a result, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

If any of our insurance carriers become insolvent, we could be adversely affected.

We carry several different lines of insurance which are placed with several reputable insurance carriers. If any one of these insurance carriers were to become insolvent, we would be forced to replace the existing insurance coverage with another suitable carrier, and any outstanding claims would be at risk for collection. In such an event, we cannot be certain that we would be able to realize proceeds from our insurance policies with respect to any claims that we have or replace the coverage at similar or otherwise favorable terms. Replacing insurance coverage at unfavorable rates and the potential for uncollectible claims due to carrier insolvency could adversely affect our results of operations and cash flows.

Environmental compliance costs and liabilities associated with owning, leasing, developing and operating our properties may affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, current and prior owners and operators of real estate may be jointly and severally liable for the costs of investigating, remediating and monitoring certain hazardous substances or other regulated materials on or in such property. In addition to these costs, the past or present owner or operator of a property from which a release emanates could be liable for any personal injury or property damage that results from such releases, including for the unauthorized release of asbestos-containing materials and other hazardous substances into the air, as well as any damages to natural resources or the environment that arise from such releases. These environmental laws often impose such liability without regard to whether the current or prior owner or operator knew of, or was responsible for, the presence or release of such substances or materials. Moreover, the release of hazardous substances or materials, or the failure to properly remediate such substances or materials, may adversely affect the owner’s or operator’s ability to lease, sell, develop or rent such property or to borrow by using such property as collateral. Persons who transport or arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, regardless of whether or not such facility is owned or operated by such person.

Certain environmental laws impose compliance obligations on owners and operators of real property with respect to the management of hazardous substances and other regulated materials. For example, environmental laws govern the management and removal of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions. If we incur substantial costs to comply with these environmental laws or we are held liable under these laws, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

The Phase I environmental site assessments that we have, or that we will obtain in connection with our formation transactions, do not provide assurance that we will not be exposed to environmental liabilities at our properties.

We will obtain new Phase I environmental site assessments with respect to all of our initial properties prior to the formation transactions except for five of the Affiliated Portfolio properties. With respect to such five Affiliated Portfolio properties, our Predecessor or our Affiliated Entities conducted Phase I environmental site assessments prior to their development and our Predecessor or our Affiliated Entities owned and managed them until we acquired ownership interests in them. We expect to conduct new Phase I environmental site assessments or update the historical assessments pursuant to industry standards prior to taking title to properties in the future. No assurances can be given that any of the Phase I environmental site assessments identify all environmental conditions impacting the properties because material environmental conditions may have developed since the Phase I environmental site assessments were conducted. The Phase I environmental site assessments are also of limited scope and do not include comprehensive asbestos, lead-based paint or lead in drinking water assessments. The initial properties developed earlier than 1989 may, therefore, be reasonably suspected of containing such hazardous substances. Comprehensive mold and radon assessments were also not conducted and some of the initial properties were identified in areas with radon levels above action levels for residential buildings by the Environmental Protection Agency. We also cannot guarantee that a prior owner or operator of our initial properties or that an adjacent property owner has not created a material environmental condition that is unknown to us or that there are no other unknown material environmental conditions as to any one or more of our initial properties. There also exists the risk that material environmental conditions, liabilities or compliance concerns may arise in the future. The realization of any or all of these risks may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the Americans with Disabilities Act of 1990, or the ADA, all places of public accommodation are required to meet certain U.S. federal requirements related to access and use by disabled persons. A number of additional U.S. federal, state and local laws may also require modifications to our medical office buildings, or restrict certain further renovations of the buildings, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines, an award of damages to private litigants and/or an order to correct any non-complying feature which could result in substantial capital expenditures. We have not conducted a detailed audit or investigation of all of our initial properties to determine our compliance, and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our initial properties is not in compliance with the ADA or other related legislation, then we would be required to incur additional costs to bring the facility into compliance. If we incur substantial costs to comply with the ADA or other related legislation, our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock may be adversely affected.

Acquiring outstanding mortgages or other debt secured by a medical office building or land suitable for development as a medical office building may expose us to risks of costs and delays in acquiring the underlying property.

We may decide to acquire outstanding mortgages or other debt secured by a medical office building or land suitable for development as a medical office building from lenders and investors if we believe we can ultimately foreclose or otherwise acquire ownership of the underlying property in the near-term through foreclosure, deed-in-lieu of foreclosure or other means. However, if we do acquire such debt, borrowers may seek to assert various defenses to our foreclosure or other actions and we may not be successful in acquiring the underlying property on a timely basis, or at all, in which event we could incur significant costs and experience significant delays in acquiring such properties, all of which could adversely affect our financial performance and reduce our expected returns from such investments. In addition, we may not earn a current return on such investments particularly if the mortgage or other debt that we acquire is in default.

Risks Related to the Healthcare Industry

Recent healthcare reform legislation may affect our revenue and financial condition.

In March 2010, the President signed into law PPACA, which will change how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. In addition, the new law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality and contains provisions intended to strengthen fraud and abuse enforcement. The complexities and ramifications of PPACA are significant and will be implemented in a phased approach beginning in 2010. At this time, it is difficult to predict the full effects of PPACA and its impact on our business, our revenues and financial condition and those of our tenants due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation and possible amendment. Further, we are unable to foresee how individuals and businesses will respond to the choices afforded them by PPACA. PPACA could adversely affect the reimbursement rates received by our tenants, the financial success of our tenants and strategic partners and consequently us.

Adverse trends in healthcare provider operations may negatively affect our lease revenues and our ability to make distributions to our stockholders.

The healthcare industry is currently experiencing, among other things:

•	changes in the demand for and methods of delivering healthcare services;

•	changes in third party reimbursement methods and policies;

•	consolidation and pressure to integrate within the healthcare industry through acquisitions and joint ventures; and

•	increased scrutiny of billing, referral and other practices by U.S. federal and state authorities.

These factors may adversely affect the economic performance of some or all of our tenants and, in turn, our lease revenues, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of our tenants and hinder their ability to make rent payments to us or renew their lease.

Sources of revenue for our tenants typically include the U.S. federal Medicare program, state Medicaid programs, private insurance payors and health maintenance organizations. Healthcare providers continue to face increased government and private payor pressure to control or reduce healthcare costs and significant reductions in healthcare reimbursement, including reduced reimbursements and changes to payment methodologies under PPACA. The Center for Medicare & Medicaid Services, or CMS, estimates the reductions required by PPACA over the next ten years will include $233 billion in cuts to Medicare fee-for-service payments, the majority of which will come from hospitals, and that some hospitals will become insolvent as a result of the reductions. In some cases, private insurers rely upon all or portions of the Medicare payment systems to determine payment rates which may result in decreased reimbursement from private insurers. PPACA will likely increase enrollment in plans offered by private insurers who choose to participate in state-run exchanges, but PPACA also imposes new requirements for the health insurance industry, including prohibitions upon excluding individuals based upon pre-existing conditions which may increase private insurer costs and, thereby, cause private insurers to reduce their payment rates to providers.

The slowdown in the United States economy has negatively affected state budgets, thereby putting pressure on states to decrease spending on state programs including Medicaid. The need to control Medicaid expenditures may be exacerbated by the potential for increased enrollment in state Medicaid programs due to unemployment and declines in family incomes. Historically, states have often attempted to reduce Medicaid spending by limiting benefits and tightening Medicaid eligibility requirements. Many states have adopted, or are considering the adoption of, legislation designed to enroll Medicaid recipients in managed care programs and/or impose additional taxes on hospitals to help finance or expand the states’ Medicaid systems. Potential reductions to Medicaid program spending in response to state budgetary pressures could negatively impact the ability of our tenants to successfully operate their businesses.

Efforts by payors to reduce healthcare costs will likely continue which may result in reductions or slower growth in reimbursement for certain services provided by some of our tenants. A reduction in reimbursements to our tenants from third-party payors for any reason could adversely affect our tenants’ ability to make rent payments to us which may have a material adverse effect on our businesses, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

The healthcare industry is heavily regulated, and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could adversely impact our company and result in the inability of our tenants to make rent payments to us.

The healthcare industry is heavily regulated by U.S. federal, state and local governmental authorities. Our tenants generally will be subject to laws and regulations covering, among other things, licensure, certification for participation in government programs, billing for services, privacy and security of health information and relationships with physicians and other referral sources. In addition, new laws and regulations, changes in existing laws and regulations or changes in the interpretation of such laws or regulations could negatively affect our financial condition and the financial condition of our tenants. These changes, in some cases, could apply retroactively. The enactment, timing or effect of legislative or regulatory changes cannot be predicted.

Many states also regulate the construction of healthcare facilities, the expansion of healthcare facilities, the construction or expansion of certain services, including by way of example specific bed types and medical equipment, as well as certain capital expenditures through certificate of need, or CON, laws. Under such laws, the applicable state regulatory body must determine a need exists for a project before the project can be undertaken. If one of our tenants seeks to undertake a CON-regulated project, but is not authorized by the applicable regulatory body to proceed with the project, the tenant would be prevented from operating in its intended manner.

Failure to comply with these laws and regulations could adversely affect us directly and our tenants’ ability to make rent payments to us which may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Our tenants and our company are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenant’s ability to make rent payments to us.

There are various federal and state laws prohibiting fraudulent and abusive business practices by healthcare providers who participate in, receive payments from or are in a position to make referrals in connection with government-sponsored healthcare programs, including the Medicare and Medicaid programs. Our lease arrangements with certain tenants may also be subject to these fraud and abuse laws.

These laws include without limitation:

•

the Federal Anti-Kickback Statute, which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of any federal or state healthcare program patients;

•

the Federal Physician Self-Referral Prohibition (commonly called the “Stark Law”), which, subject to specific exceptions, restricts physicians who have financial relationships with healthcare providers from making referrals for designated health services for which payment may be made under Medicare or Medicaid programs to an entity with which the physician, or an immediate family member, has a financial relationship;

•	the False Claims Act, which prohibits any person from knowingly presenting false or fraudulent claims for payment to the federal government, including under the Medicare and Medicaid programs;

•	the Civil Monetary Penalties Law, which authorizes the Department of Health and Human Services to impose monetary penalties for certain fraudulent acts; and

•	state anti-kickback, anti-inducement, anti-referral and insurance fraud laws which may be generally similar to, and potentially more expansive than, the federal laws set forth above.

Violations of these laws may result in criminal and/or civil penalties that range from punitive sanctions, damage assessments, penalties, imprisonment, denial of Medicare and Medicaid payments and/or exclusion from the Medicare and Medicaid programs. In addition, PPACA clarifies that the submission of claims for items or services generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. The federal government has taken the position, and some courts have held, that violations of other laws, such as the Stark Law, can also be a violation of the False Claims Act. Additionally, certain laws, such as the False Claims Act, allow for individuals to bring whistleblower actions on behalf of the government for violations thereof. Imposition of any of these penalties upon one of our tenants or strategic partners could jeopardize that tenant’s ability to operate or to make rent payments or affect the level of occupancy in our medical office buildings, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Further, we enter into leases and other financial relationships with healthcare delivery systems that are subject to or impacted by these laws. We also have other investors who are healthcare providers in certain of our subsidiaries that own our medical office buildings. If any of our relationships, including those related to the other investors in our subsidiaries, are found not to comply with these laws, we and our physician investors may be subject to civil and/or criminal penalties.

Our healthcare-related tenants may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us, and we could be subject to healthcare industry violations.

As is typical in the healthcare industry, our tenants may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by these tenants may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants due to state law prohibitions or limitations of availability. As a result, these types of tenants of our medical office buildings and healthcare-related facilities operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not available to cover such losses. Any adverse determination in a legal proceeding or governmental investigation, any settlements of such proceedings or investigations in excess of insurance coverage, whether currently asserted or arising in the future, could have a material adverse effect on a tenant’s financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments are obtained or settlements reached in excess of the insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action or investigation, the tenant could be exposed to substantial additional liabilities, which may affect the tenant’s ability to pay rent, which in turn could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the trading price of our common stock. We could also be subject to costly government investigations or other enforcement actions which could have a material adverse effect on our business, financial condition and results of operations, our ability to pay distributions to our stockholders and the trading price of our common stock.

Risks Related to the Real Estate Industry

Our operating performance is subject to risks associated with the real estate industry.

Real estate investments are subject to various risks and fluctuations and cycles in value and demand, many of which are beyond our control. Certain events may decrease cash available for distributions as well as the value of our initial properties. These events include, but are not limited to:

•

vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or tenant-favorable renewal options;

•	inability to collect rent from tenants;

•	competition from other real estate investors with significant capital, including other real estate operating companies, REITs and institutional investment funds;

•	reductions in the level of demand for medical office buildings and changes in the demand for certain healthcare-related properties;

•	increases in the supply of medical office space;

•

increases in expenses associated with our real estate operations, including, but not limited to, insurance costs, third party management fees, energy prices, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies, and restrictions on our ability to pass such expenses on to our tenants; and

•

changes in, and changes in enforcement of, laws, regulations and governmental policies associated with real estate, including, without limitation, health, safety, environmental, zoning and tax laws, governmental fiscal policies and the ADA.

In addition, periods of economic slowdown or recession, such as the recent U.S. economic downturn, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. If we cannot operate our initial properties to meet our financial expectations, our business, financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders could be adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our initial properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our initial properties in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any of our initial properties for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of our initial properties. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

In acquiring a property, including our initial properties, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would impede our ability to respond to adverse changes in the performance of our properties may have an adverse effect on our business, financial condition, results of operations, or ability to make distributions to our stockholders and the trading price of our common stock.

Any investments in unimproved real property may take significantly longer to yield income-producing returns, if at all, and may result in additional costs to us to comply with re-zoning restrictions or environmental regulations.

We have in the past, and may in the future, invest in unimproved real property, such as the Cypress Land. Unimproved properties generally take longer to yield income-producing returns based upon the typical time required for development. Any development of unimproved real property may also expose us to the risks and uncertainties associated with re-zoning the land for a higher use or development and environmental concerns of governmental entities and/or community groups. Any unsuccessful investments or delays in realizing an income-producing return or increased costs to develop unimproved real property could restrict our ability to earn our targeted rate of return on an investment or adversely affect our ability to pay operating expenses which in turn may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Uncertain market conditions could cause us to sell our medical office buildings at a loss in the future.

We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our senior management team and our board of directors may exercise their discretion as to whether and when to sell a medical office building, and we will have no obligation to sell our buildings at any particular time. We generally intend to hold our medical office buildings for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our medical office buildings, we may not be able to sell our buildings at a profit in the future or at all. We may incur prepayment penalties in the event that we sell a property subject to a mortgage earlier than we otherwise had planned. Additionally, we could be forced to sell medical office buildings at inopportune times which could result in us selling the affected building at a substantial loss. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our real estate investments will, among other things, be dependent upon fluctuating market conditions. Any inability to sell a medical office building could adversely impact our ability to make debt payments and distributions to you.

Our assets may be subject to impairment charges.

We will periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations and FFO in the period in which the impairment charge is recorded.

Risks Related to Our Financings

We will rely upon external sources of capital to fund future capital needs, and, if we encounter difficulty in obtaining such capital, we may not be able to make future acquisitions necessary to grow our business or meet maturing obligations.

In order to qualify as a REIT under the Code, we will be required, among other things, to distribute each year to our stockholders at least 90% of our taxable income, without regard to the deduction for dividends paid and excluding net capital gain. Because of this distribution requirement, we may not be able to fund from cash retained from operations all of our future capital needs, including capital needed to make investments and to satisfy or refinance maturing obligations.

We expect to rely upon external sources of capital, including debt and equity financing, to fund future capital needs. However, the recent U.S. economic slowdown has resulted in a capital environment characterized by limited availability, increasing costs and significant volatility. If we are unable to obtain needed capital on satisfactory terms or at all, we may not be able to make the investments needed to expand our business or to meet our obligations and commitments as they mature. Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions, the market’s perception of our current and potential future earnings and cash distributions and the market price of the shares of our common stock. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable to access the capital markets on a timely basis on favorable terms.

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our initial properties or to pay the distributions currently contemplated or necessary to qualify as a REIT and may expose us to the risk of default under our debt obligations.

Upon the closing of this offering and the formation transactions, we expect to have approximately $132.7 million of outstanding indebtedness, all of which we expect will be secured by mortgages on certain of our initial properties. While none of this indebtedness matures in 2010, approximately 6.6%, 23.9% and 5.6% of our outstanding indebtedness at June 30, 2010, as determined on a pro forma basis as adjusted for this offering, will mature in 2011, 2012 and 2013, respectively. We also expect to incur additional debt in connection with future acquisitions. We intend to borrow under a credit facility or borrow new funds to acquire these future properties. Additionally, we do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity, and, therefore, we expect to repay our indebtedness through refinancings and future offerings of equity and/or debt, either of which we may be unable to secure on favorable terms or at all. Our level of debt and the limitations imposed upon us by our debt agreements could have adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•	we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	because a portion of our debt bears, or is expected to bear, interest at variable rates, an increase in interest rates could materially increase our interest expense;

•	we may be forced to dispose of one or more of our initial properties, possibly on disadvantageous terms if we are able to do so at all;

•	after debt service, the amount available for distributions to our stockholders is reduced;

•	our leverage could place us at a competitive disadvantage compared to our competitors who have less debt;

•	we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

•	we may default on our obligations and the lenders or mortgagees may foreclose on our initial properties that secure their loans and receive an assignment of rents and leases;

•	we may violate financial covenants which would cause a default on our obligations;

•

we may inadvertently violate non-financial restrictive covenants in our loan documents, such as covenants that require us to maintain the existence of entities, maintain insurance policies and provide financial statements, which would entitle the lenders to accelerate our debt obligations; and

•

our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in default on other indebtedness or result in the foreclosures of other initial properties.

The realization of any or all of these risks may have an adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We could become highly leveraged in the future because our organizational documents contain no limitations on the amount of debt that we may incur.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our properties at any time. If we become more highly leveraged, the resulting increase in outstanding debt could adversely affect our ability to make debt service payments, to pay our anticipated distributions and to make the distributions required to qualify as a REIT. The occurrence of any of the foregoing risks could adversely affect our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Increases in interest rates may increase our interest expense and adversely affect our cash flows and our ability to service our indebtedness and to make distributions to our stockholders.

Although we expect to have approximately $8.7 million of variable-rate indebtedness outstanding that has not been swapped for a fixed interest rate upon the closing of this offering and the formation transactions, we expect that more of our indebtedness in the future, including borrowings under a credit facility, will be subject to variable interest rates. Increases in interest rates on any variable rate indebtedness will increase our interest expense, which could adversely affect our cash flow and our ability to pay distributions.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement, that the arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. In addition, we may be limited in the type and amount of hedging transactions that we may use in the future by our need to satisfy the REIT income tests under the Code. Failure to hedge effectively against interest rate changes may have an adverse effect on our business, financial condition, results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

We may not be able to obtain a credit facility.

We are in the process of seeking to obtain a credit facility. We may not succeed in obtaining such a credit facility on the terms described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facility,” on other favorable terms or at all. We also cannot accurately predict the size of such a credit facility if we are able to obtain it. Our failure to obtain a credit facility could adversely affect our ability to manage our cash flow, grow our business and implement our business plan.

Our existing debt agreements contain restrictive covenants relating to our operations and future financing arrangements that we may enter into will likely contain restrictive covenants relating to our operations and distributions to stockholders.

We are subject to certain restrictions pursuant to the restrictive covenants in the documents relating to our outstanding indebtedness which may affect our operating policies and our ability to incur additional indebtedness. Documents evidencing our existing indebtedness contain, and documents entered into in the future, including those related to our proposed credit facility, will likely contain, certain operating covenants that limit our ability to further encumber the property, enter or terminate material leases, alter the property or discontinue insurance coverage. In addition, future agreements that we may execute likely will contain financial covenants, including certain coverage ratios and limitations on our ability to incur secured and unsecured indebtedness, make distributions, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. For example, under the terms of a proposed credit facility that we are currently negotiating, we would be subject to a consolidated maximum leverage ratio of 60%, a minimum fixed charge coverage ratio of 1.75x, a consolidated minimum tangible net worth of not less than 85% of our net worth upon closing of the credit facility and a limitation on the payment of distributions to our stockholders for any four calendar quarters in excess of 95% of our funds from operations (as defined in the credit facility agreements) for such period or, if we are not in default under the credit facility agreements, distributions to the extent necessary to maintain our REIT tax status. Covenants under future indebtedness, including the proposed credit facility, will also likely restrict our ability to pursue certain business initiatives or certain acquisition transactions. Failure to meet any of these covenants, including the financial coverage ratios for the proposed credit facility and other financial coverage ratios that we may agree upon in the future, could cause an event of default under or accelerate some or all of our indebtedness which would have an adverse effect on us.

Our ability to sell equity to expand our business will depend, in part, upon the market price of our common stock, and our failure to meet market expectations with respect to our business could negatively affect the market price of our common stock and thereby limit our ability to sell equity.

The availability of equity capital to us will depend, in part, upon the market price of our common stock which, in turn, will depend upon various market conditions and other factors that may change from time to time, including:

•	the extent of investor interest;

•	our ability to satisfy the distribution requirements applicable to REITs;

•	the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our financial performance and that of our tenants;

•	analyst reports about us and the REIT industry;

•

general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

•	a failure to maintain or increase our dividend which is dependent, in large part, upon FFO which, in turn, depends upon increased revenue from additional acquisitions and rental increases; and

•	other factors such as governmental regulatory action and changes in REIT tax laws.

Our failure to meet the market’s expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock and, as a result, the cost and availability of equity capital to us.

The current limitations on the availability of credit may limit our ability to refinance our debt obligations in the short-term and may limit our access to liquidity.

Given the current economic conditions including, but not limited to, the current limitations on the availability of credit and related adverse conditions in the U.S. financial markets, we may be unable to refinance our debt obligations on favorable terms or at all. If we are unable to refinance our debt obligations prior to their maturity date, then we may be forced to seek liquidity through a variety of options, including, but not limited to, the sale of properties at below market prices. If we default on one or more of these obligations, it may result in additional defaults under our other obligations. Furthermore, we could also potentially lose access to the liquidity that we expect to have under a secured credit facility if one or more participating lenders default on their commitments.

Risks Related to Our Organization and Structure

Our management team has limited prior experience operating a REIT or a public company and, therefore, may have difficulty in successfully and profitably operating our business or complying with regulatory requirements, including the Sarbanes-Oxley Act of 2002.

We have not previously operated as a publicly-traded REIT. In addition, our directors and executive officers have limited prior experience in operating and working for a publicly-traded REIT. We cannot assure you that we will be able to successfully operate as a REIT or a publicly-traded company, that we will be able to satisfy the requirements to timely meet SEC disclosure requirements and that we will be able to comply with the Sarbanes-Oxley Act of 2002, including implementing effective internal controls and disclosure controls and procedures. Failure to maintain our qualification as a REIT or comply with other regulatory requirements would have an adverse effect on our business, financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders. Additionally, we may need to replace or supplement our existing management and/or staff in order to maintain operations as a publicly-traded company which may increase our costs of operations or delay implementation of our business strategies.

Our business could be harmed if key personnel terminate their employment with us or if we are unsuccessful in integrating new personnel into our operations.

Our success depends, to a significant extent, on the continued services of Mr. Richmond, our chairman and chief executive officer, Mr. Honan, our president and a member of our board of directors, Mr. LaGrone, our executive vice president, chief financial officer and treasurer, Mr. Sweet, who will become our executive vice president and chief investment officer upon completion of this offering, and Mr. Ohlsen, our vice president, general counsel and secretary, as well as other personnel. We do not maintain key person life insurance on any of our officers. Our ability to continue to acquire and develop medical office buildings depends upon the significant relationships that our senior management team has developed over many years. Although we have entered into employment agreements with Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen, we cannot provide any assurance that any of them will remain employed by us. Our ability to retain our senior management team, or to attract suitable replacements should any member of the senior management team leave, is dependent on the competitive nature of the employment market. The loss of services of, or the failure to successfully integrate one or more new members of, our senior management team could adversely affect our business and our prospects.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, we will enter into tax protection agreements that provide that if we dispose of any interest in 975 Johnson Ferry or Scottish Rite Medical Arts in a taxable transaction through the tenth anniversary of the completion of this offering, subject to certain exceptions, we will indemnify certain investors, including Mr. Richmond and certain of his affiliates, for their tax liabilities attributable to the built-in gain that exists with respect to such property interests as of the time of this offering. Therefore, although it may be in our stockholders’ best interests that we sell one of these properties, it may be economically prohibitive for us to do so because of these obligations. Moreover, as a result of these potential tax liabilities, Mr. Richmond may have a conflict of interest with respect to our determination to sell either of these properties.

Our tax protection agreements may require our Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under our tax protection agreements, our Operating Partnership will provide Messrs. Richmond and Honan and certain of their affiliates with the opportunity to guarantee debt or enter into a deficit restoration obligation, and will agree to offer Messrs. Richmond and Honan and certain of their affiliates and certain other contributors of certain of our initial properties the opportunity to guarantee debt or enter into a deficit restoration obligation upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt of entities that hold certain of our initial properties prior to the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor. See “Structure and Formation of Our Company—Tax Protection Agreements.” We agreed to these provisions in order to assist our contributors in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

We may pursue less vigorous enforcement of the terms of merger, contribution and other agreements because of conflicts of interest with certain of our officers and directors, and the terms of those agreements may be less favorable to us than they might otherwise be in an arm’s-length transaction.

Mr. Richmond, our chairman and chief executive officer, and Mr. Honan, our president and a member of our board of directors, have direct or indirect ownership interests in certain properties to be contributed to or otherwise acquired by our Operating Partnership in the formation transactions. Following the closing of this offering and the formation transactions, we, under the agreements relating to the contributions with respect to, or merger of, the Affiliated Entities’ direct and indirect interests in certain properties comprising our initial properties, will be entitled to rely upon very limited representations and warranties and will have no express indemnification rights in the event of a breach of those agreements. Furthermore, Mr. Sweet, who will become our executive vice president and chief investment officer upon completion of this offering, currently serves as an officer of the Ziegler Entities. Consequently, he has a fiduciary duty to act in the best interests of the Ziegler Entities until he becomes an officer of our company, and we have an interest in maintaining a positive relationship with Mr. Sweet pending our acquisition of the Ziegler Portfolio. Even if we have actionable rights, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements or under other agreements we may have with these parties, including employment agreements, because of our desire to maintain positive relationships with the individuals who are parties to these agreements.

Conflicts of interest could arise as a result of our UPREIT structure.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to us and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner, have fiduciary duties to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, as general partner, to our Operating Partnership and its limited partners may come into conflict with the duties of our directors and officers.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that we, as the general partner of the Operating Partnership, and our directors or officers will not be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if the general partner or such director or officer acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective officers and directors, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify any such person for (1) acts or omissions committed in bad faith or that were the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Our charter restricts the ownership and transfer of our outstanding stock which may have the effect of delaying, deferring or preventing a transaction or change of control of our company.

In order for us to qualify as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, beneficially or constructively, by five or fewer individuals at any time during the last half of each taxable year other than our initial REIT taxable year. Subject to certain exceptions, our charter prohibits any stockholder from owning actually or constructively more than 9.8% in value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock. The constructive ownership rules under the Code are complex and may cause the outstanding stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of our outstanding stock of any class or series by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of any class or series of our outstanding capital stock and to be subject to our charter’s ownership limit. Our charter also prohibits any person from owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. Any attempt to own or transfer shares of our common stock in violation of these restrictions may result in the shares being automatically transferred to a charitable trust or may be void.

Certain provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Subject to certain limitations, provisions of the MGCL prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of us who beneficially owned 10% or more of the voting power of our then outstanding stock during the two-year period immediately prior to the date in question) or an affiliate of the interested stockholder for five years after the most recent date on which the stockholder became an interested stockholder. After the five-year period, business combinations between us and an interested stockholder or an affiliate of the interested stockholder must generally either provide a minimum price to our stockholders (as defined in the MGCL) in the form of cash or other consideration in the same form as previously paid by the interested stockholder or be recommended by our board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of voting stock and at least two-thirds of the votes entitled to be cast by stockholders other than the interested stockholder and its affiliates and associates. These provisions of the MGCL relating to business combinations do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

The MGCL also provides that control shares (which are voting shares of our stock which, when aggregated with all other shares that the acquiror owns or is entitled to direct the exercise of voting power (other than solely by virtue of a revocable proxy), entitle the stockholder to exercise at least one-tenth but less than one-third, at least one-third but less than a majority or at least a majority of the voting power in the election of directors) generally have no voting rights except to the extent approved by stockholders (other than the holder of the control shares, our officers and our directors who are also our employees) entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our bylaws contain a provision exempting from the provisions of the MGCL relating to control share acquisitions any and all acquisitions by any person of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect to be subject to certain provisions relating to corporate governance that may have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium to the market price of our common stock or otherwise be in our stockholders’ best interests. Upon the consummation of this offering, we will already be subject to some of these provisions, either by provisions of our charter and bylaws unrelated to Subtitle 8 or by reason of an election in our charter to be subject to certain provisions of Subtitle 8.

For more information, please see “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our board of directors has the power to cause us to issue additional shares of our stock without stockholder approval.

Our charter authorizes our board of directors to cause us to issue additional authorized but unissued shares of common stock or preferred stock and to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the authorized number of shares of stock of any class or series without stockholder approval. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. See “Description of Stock—Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock.” Our board of directors could cause us to issue additional shares of our common stock or establish a series of preferred stock, or we may, as general partner, issue additional OP units, any of which could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We may change our business, investment and financing strategies without stockholder approval.

We may change our business, investment and financing strategies without a vote of, or notice to, our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this prospectus. In particular, a change in our investment strategy, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to real estate market fluctuations. In addition, we may in the future increase the use of leverage at times and in amounts that we, in our discretion, deem prudent, and such decision would not be subject to stockholder approval. Furthermore, our board of directors may determine that medical office buildings do not offer the potential for attractive risk-adjusted returns for an investment strategy. Changes to our strategies with regards to the foregoing could adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited which could limit your recourse in the event that we take certain actions which are not in your best interests.

Under Maryland law generally, a director is required to perform his or her duties in good faith, in a manner that he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted with this standard of care. Our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland present and former law. Our bylaws obligate us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We will also enter into indemnification agreements with our officers and directors granting them express indemnification rights. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter, bylaws and indemnification agreements or that might exist with other companies.

Our charter contains provisions that make removal of our directors difficult which could make it difficult for our stockholders to effect changes to our management and may prevent a change in control of our company that is in the best interests of our stockholders. Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of all the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

To the extent our distributions represent a return of capital for tax purposes, you could recognize an increased capital gain upon a subsequent sale of your common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder to the extent those distributions do not exceed the stockholder’s adjusted tax basis in its common stock but instead will constitute a return of capital and will reduce the stockholder’s adjusted tax basis in its common stock. Prior to the time we have fully invested the net proceeds of this offering, we may fund our quarterly distributions out of the net proceeds of this offering. Funding our distributions from our net proceeds will likely constitute a return of capital to our investors for federal income tax purposes, which would have the effect of reducing each stockholder’s adjusted tax basis in its common stock and would also reduce the funds available to us for working capital and for acquisitions. If distributions result in a reduction of a stockholder’s adjusted basis in such holder’s common stock, subsequent sales of such holder’s common stock potentially will result in recognition of an increased capital gain or reduced capital loss due to the reduction in such adjusted basis.

We will have no direct operations and will rely upon funds received from our Operating Partnership to meet our obligations.

We will conduct substantially all of our operations through our Operating Partnership. After giving effect to this offering, we will own approximately 93.4% of the OP units of our Operating Partnership and apart from this ownership interest, we will not have any independent operations. As a result, we will rely upon distributions from our Operating Partnership to pay any dividends that we might declare on shares of our common stock. We will also rely upon distributions from our Operating Partnership to meet our obligations, including tax liability on taxable income allocated to us from our Operating Partnership (which might make distributions to us not equal to the tax on such allocated taxable income).

Our stockholders’ claims will be structurally subordinated to all liabilities of our Operating Partnership.

We will conduct substantially all of our operations through our Operating Partnership and, apart from our ownership interest in our Operating Partnership, we will not have any substantive independent operations. As a result, stockholders’ claims will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, claims of our stockholders will be satisfied only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Compensation awards to our management may not correlate to or correspond with our financial results or share price.

The compensation committee of our board of directors will be responsible for overseeing our compensation and employee benefit plans and practices, including our incentive compensation and equity-based compensation plans. Our compensation committee will have significant discretion in structuring compensation packages and may make compensation decisions based upon any number of factors. As a result, compensation awards may not correlate to or correspond with our financial results or the share price of our common stock. We may give bonuses, grant equity awards and otherwise highly compensate our management even if we are performing poorly.

Upon the closing of this offering and the formation transactions, Mr. Richmond, our chairman and chief executive officer, and Mr. Honan, our president and a member of our board of directors, and their respective affiliates will beneficially own 2.9% and 2.0%, respectively, of our outstanding common stock and OP units on a fully-diluted basis and will have the ability to exercise influence over us and any matter presented to our stockholders.

Upon the closing of this offering and the formation transactions, Mr. Richmond, our chairman and chief executive officer, and Mr. Honan, our president and a member of our board of directors, and their respective affiliates will beneficially own approximately 2.9%, and 2.0%, respectively, of our outstanding common stock and OP units on a fully-diluted basis. Consequently, Messrs. Richmond and Honan, individually or, to the extent their interests are aligned, collectively, may be able to influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, including business combinations, consolidations and mergers and the determination of our daily corporate and management policies. Therefore, Messrs. Richmond and Honan have influence over us and could exercise their influence in a manner that is not in the best interests of our other stockholders.

Risks Related to Qualification and Operation as a REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2010. However, qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which only limited judicial and administrative interpretations exists. Even an inadvertent or technical mistake could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis.

Moreover, new tax legislation, administrative guidance or court decisions, in each instance potentially applicable with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates and distributions to our stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our capital stock. If, for any reason, we failed to qualify as a REIT and we were not entitled to relief under certain Code provisions, we would be unable to elect REIT status for the four taxable years following the year during which we ceased to so qualify.

Failure to make required distributions would subject us to tax which would reduce the cash available for distribution to our stockholders.

To qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than the sum of:

•	85% of our REIT ordinary income for that year;

•	95% of our REIT capital gain net income for that year; and

•	any undistributed taxable income from prior years.

We intend to distribute our net taxable income to our stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. However, if we form a TRS in the future, there is no requirement that a TRS distribute its after-tax net income to its parent REIT or its stockholders.

Our taxable income may substantially exceed our net income as determined based on GAAP, because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets at prices or at times that we regard as unfavorable or make taxable distributions of our capital stock or debt securities in order to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The stock ownership restrictions of the Code applicable to REITs and the 9.8% stock ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2010, five or fewer individuals, as defined in the Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of the taxable year. Attribution rules in the Code determine if any individual or entity actually or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year after 2010. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% (in value or in number of shares, whichever is more restrictive) of any the outstanding shares of any class or series of our capital stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would cause us to lose our status as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

Under recently issued Internal Revenue Service, or IRS, guidance, we may pay taxable dividends of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

Under recently issued IRS guidance, we may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. Under Revenue Procedure 2010-12, up to 90% of any such taxable dividend paid with respect to our 2010 and 2011 taxable years could be payable in shares of our common stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we utilize Revenue Procedure 2010-12 and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to utilize Revenue Procedure 2010-12.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

The prohibited transactions tax may limit our ability to engage in transactions, including dispositions of assets, that would be treated as sales for federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation, or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the federal income tax laws, regulations or administrative interpretations.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for certain dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to U.S. stockholders taxed at individual rates is 15% through 2010. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Risks Related to This Offering

The historical performance of our Predecessor will not, and the pro forma financial statements included in this prospectus may not, be indicative of our future results or an investment in our common stock.

We have presented in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary Financial Data” and “Selected Financial Data” certain information relating to the summary consolidated pro forma financial data for our company and the historical performance of our Predecessor and the properties we will acquire in the formation transactions. When considering this information, you should bear in mind that the combined historical results of our Predecessor and the properties we will acquire in the formation transactions are not indicative of the future results that you should expect from us or any investment in our common stock. Furthermore, you should also not rely upon the pro forma financial statements included in this prospectus as being indicative of our future results. In particular, our results could vary significantly from these historical results as well as our pro forma financial data due to the fact that:

•

we are acquiring the ownership interests in our initial properties in the formation transactions from Messrs. Richmond and Honan and certain of their family members and affiliates and from unaffiliated third parties at values that may be in excess of their book value and their fair market value;

•	we will not benefit from any value that was created in the properties that are being acquired in connection with the formation transactions prior to our acquisition;

•	we will be operating the initial properties and other assets under one ongoing company as opposed to individual investment partnerships with defined terms;

•	we will be operating as a public company, and, as such, our cost structure will vary from the historical cost structure of our Predecessor as well as that presented on a pro forma basis;

•	we may not incur indebtedness at the same level relative to the value of our properties as was incurred by our Predecessor as well as that presented on a pro forma basis;

•

our approaches to the disposition and refinancing of our medical office buildings and the use of proceeds of such transactions are likely to differ from those of our Predecessor and historically with respect to our initial properties;

•	we will be operating as a REIT and, among other factors, our distribution policy will differ from that of our Predecessor as well as that presented on a pro forma basis;

•

the value realized by our stockholders will depend not only upon the cash generated by our operations but also by the market price for our common stock which may be influenced by a number of other factors;

•

the size and type of investments that we make as a public company, and the relative riskiness of those investments, may differ materially from historical operations, which could significantly impact the rates of return expected from an investment in our common stock;

•	we may enter into joint ventures that could manage and lease properties differently than we have historically; and

•

as described elsewhere in this prospectus, our future results are subject to many uncertainties and other factors that could cause our returns to be materially lower than the returns previously achieved by our Predecessor as well as those presented on a pro forma basis.

If you purchase shares of common stock in this offering, you will experience immediate and significant dilution in the net tangible book value per share.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase our common stock in this offering, you will incur immediate dilution of approximately $5.50 in the book value per share of common stock from the price you pay for our common stock in this offering. In addition, we have made grants, and expect to continue to make grants, to our employees and directors. We have 1,534,000 shares of common stock available for future issuance under our 2010 Equity Incentive Plan. To the extent that stock awards are granted, there will be further dilution to investors.

There is currently no public market for our common stock, an active trading market for our common stock may never develop following this offering and the trading volume and price of our common stock may be volatile which could result in a substantial or complete loss of your investment.

Prior to this offering, there has been no public market for our common stock and an active trading market for our common stock may never develop or be sustained. You may not be able to resell our common stock at or above the initial public offering price. The initial public offering price of our common stock has been determined based upon negotiations between us and the underwriters and may not be indicative of the market price for our common stock after this offering. See “Underwriting.” Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our FFO or earnings estimates or publication of research reports about us or the real estate industry;

•	increases in market interest rates may lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness that we incur in the future;

•	additions, departures and integration of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

Future issuances of shares of our common stock or OP units, or the availability of a substantial number of shares for resale in the open market, including upon the redemption of OP units, may depress the price of our shares.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. Any sales of a substantial number of shares of our common stock in the public market, including upon the redemption of OP units, or the perception that such sales might occur, may cause the market price of our shares to decline. After the closing of this offering and the formation transactions, all shares of common stock sold in this offering will be freely tradable without restriction (other than any restrictions set forth in our charter relating to our qualification as a REIT), unless the shares are owned by one of our affiliates.

Holders of OP units (representing approximately 1,408,282 shares of common stock that may be issued by us upon redemption of OP units) have registration rights whereby we must use commercially reasonable efforts to register their common stock (including common stock issuable upon a redemption of OP units) with the SEC. All of these OP units are subject to agreements prohibiting disposal of these shares and OP units for a 12-month period following the closing of this offering. In the aggregate, these OP units will represent approximately 6.6% of our outstanding shares of common stock on a fully-diluted basis upon the closing of this offering. In addition, on or prior to the closing of this offering and the formation transactions, we intend to register all 1,534,000 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan, and, once we register these shares, subject to certain limitations, such shares can be freely sold in the public market after issuance. If any or all of these holders cause a large number of their shares to be sold in the public market, such sales could reduce the trading price of our common stock and could impede our ability to raise future capital.

The exercise of the underwriters’ over-allotment option, the redemption of OP units for common stock, the exercise of any options or the vesting of any restricted stock granted to our directors, executive officers and other employees under our 2010 Equity Incentive Plan, the issuance of our common stock or OP units in connection with property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. The existence of OP units, options and shares of our common stock reserved for issuance as restricted shares or the redemption of OP units or exercise of options may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock by us may be dilutive to existing stockholders.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock or the healthcare-related real estate sector, the price of our common stock could decline.

The trading market for our common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our business. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our common stock to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to significant risks and uncertainties. These forward-looking statements include information regarding possible or assumed future results of our business and our financial condition, liquidity, results of operations, plans and objectives. They also include, among other things, statements concerning anticipated revenues, income or loss, capital expenditures, dividends, capital structure, returns or other financial terms, as well as statements regarding subjects that are forward looking by their nature, such as:

•	our business and financing strategy;

•	our ability to deploy effectively and timely the net proceeds of this offering;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition and our ability to compete effectively;

•	our projected operating results;

•	market, industry, healthcare and technology trends;

•	projected capital expenditures;

•	interest and insurance rates;

•	our use of proceeds received in this offering;

•	our plan of distribution in connection with this offering;

•	the consummation of our formation transactions;

•	the impact of our strategic partnerships on our operations and business; and

•	our ability to implement our business plan.

Forward-looking statements made in this prospectus reflect beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These beliefs, assumptions, and expectations may change as a result of many possible events or factors, not all of which are currently known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks when you make a decision concerning an investment in our common stock, along with the risks discussed under the caption “Risk Factors” beginning on page 25 of this prospectus and the following factors, which are not intended to be exhaustive, that may cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under the section captioned “Risk Factors;”

•	our ability to make distributions on our capital stock;

•	general volatility of the market price of our common stock;

•	our lack of operating history;

•	changes in our business or strategy;

•	the availability, terms and deployment of debt and equity capital;

•	our dependence upon key personnel whose continued service is not guaranteed;

•	our ability to identify, hire and retain highly qualified personnel in the future;

•	the degree and nature of our competition;

•	changes in governmental regulations, tax rates and similar matters;

•	the ability of ground or air space lessors to exercise any right to purchase certain of our properties;

•	defaults on or non-renewal of leases by tenants;

•	decreased rental rates or increased vacancy rates;

•	difficulties in identifying medical office buildings to acquire and completing acquisitions;

•	competition for acquisitions;

•	our failure to successfully develop, integrate and operate acquired properties and operations;

•	the impact of our investment in joint ventures;

•	the financial condition and liquidity of, or disputes with, joint venture and development partners;

•	our ability to operate as a public company;

•	changes in GAAP;

•	legislative and regulatory changes (including changes to laws governing the taxation of REITs and healthcare reform legislation);

•	environmental uncertainties and risks related to natural disasters;

•	our ability to qualify and maintain our qualification as a REIT for federal income tax purposes and limitations imposed upon our business by our status as a REIT;

•	general volatility in capital markets;

•	the adequacy of our cash reserves and working capital;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	the timing of cash flows, if any, from our initial properties; and

•

other risks associated with investing in real estate, including changes in our industry, interest rates, the debt securities markets, the general economy or the finance and real estate markets specifically.

When we use words such as “will,” “plan,” “may,” “shall,” “believe,” “expect,” “seek,” “anticipate,” “project,” “intend,” “estimate,” “goal,” “objective” or other similar expressions, we intend to identify forward-looking statements. You should not place undue reliance upon these forward-looking statements which apply only as of the date of this prospectus. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statement set forth in this prospectus to reflect new information, future events, or otherwise, except as required under U.S. federal securities laws.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $249.4 million, or approximately $287.5 million if the underwriters’ over-allotment option is exercised in full, in each case after deducting the underwriting discount of approximately $19.1 million (or approximately $22.0 million if the underwriters fully exercise their over-allotment option) and estimated offering expenses of approximately $4.5 million payable by us. We will contribute the net proceeds of this offering to our Operating Partnership in exchange for approximately 19,967,000 million OP units. A $1.00 increase (decrease) in the assumed offering price of $14.00 per share would increase (decrease) net proceeds to us from this offering by approximately $18.1 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting the underwriting discount and estimated offering expenses.

The following table sets forth the uses of the net proceeds that we estimate we will receive in this offering.

Uses	Amounts (Dollars in millions)
To purchase the real estate operations of our Affiliated Portfolio(1)	$55.6

To purchase the real estate operations of the Ziegler Portfolio(2)	38.6

To repay existing indebtedness and related liabilities associated with our initial properties(3)	108.9

To pay an advisory fee to Robert W. Baird & Co. Incorporated for services rendered in connection with our acquisition of the Ziegler Portfolio	1.0

To fund general corporate and working capital purposes, including payment of expenses associated with our formation transactions and possible future acquisitions and development activities(4)	45.3

Total Uses	$249.4

(1)	Approximately $15.6 million of this amount is variable. This amount will be determined by the actual amount of outstanding indebtedness at closing as well as customary commercial real estate closing prorations. After such adjustments, the cash portion of the purchase price for the Affiliated Portfolio generally will increase or decrease by the same percentage (positive or negative) by which the price per share in this offering is above or below $14.00.

(2)	Approximately $32.4 million of this amount is variable. This amount will be determined by the actual amount of outstanding indebtedness at closing as well as customary commercial real estate closing prorations. After such adjustments, the cash portion of the purchase price for the Ziegler Portfolio generally will increase or decrease by the same percentage (positive or negative) by which the price per share in this offering is above or below $14.00, provided that the minimum price per share of our common stock in this offering used to calculate the cash portion of the purchase price for the Ziegler Portfolio will be $11.20. This amount includes $1.27 million to be paid to an affiliate of the Ziegler Entities in connection with the purchase and sale of the Ziegler Portfolio.

(3)	Repayment amount includes $107.8 million of principal balance and additional payments of accrued interest of approximately $274,000, liquidation of swap liabilities of approximately $762,000, and prepayment penalties of approximately $22,000.

(4)	While we believe we have an attractive pipeline of potential acquisitions and development opportunities, we are not currently party to any binding commitments to engage in any acquisitions other than in connection with our formation transactions. Also we are not party to any binding commitments to commence any development activity. For a further description of our pipeline of potential acquisitions and development activities, see “Our Business and Initial Properties—Development Opportunities,” and “—Acquisition, Asset Selection and Development Process.”

Pending these uses, we intend to invest the net offering proceeds in interest-bearing, short-term, marketable investment grade securities or money market accounts which are consistent with our intention to elect and qualify as a REIT. These investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations. These temporary investments are expected to provide a lower net return than we expect to achieve from our targeted investments.

We do not intend to use any of the net proceeds from this offering to fund distributions to our stockholders. However, to the extent that we use the net proceeds from this offering to fund distributions, these payments will likely be treated as a return of capital to our stockholders for federal income tax purposes, which would have the effect of reducing each stockholder’s adjusted tax basis in its common stock. Furthermore, to the extent that we use the net proceeds from this offering to fund distributions, these payments will reduce the funds available for general corporate and working capital purposes, including future acquisitions.

The following table sets forth information, as of June 30, 2010, with respect to the indebtedness that we intend to repay with a portion of the net proceeds from this offering.

Properties Securing the Loan	Amount of Debt (dollars in thousands)		Stated Interest Rate	Interest Rate		Maturity Date	Amortization (Years) (dollars in thousands)
Cypress Land	$14,650		15.00%	15.00%		1/5/2011	Interest only

Cypress Land	1,564	(1)	14.00%	14.00%		1/5/2011	Interest only

Cypress Land	646	(1)	14.00%	14.00%		1/5/2011	Interest only

Cypress Land	1,203	(1)	17.17%	17.17%		12/31/2011	Interest only

Alpharetta Pediatric Center	10,242		LIBOR + 2.80%(2)	4.33	%(2)	1/15/2011	Principal and interest(3)

LifeHope Medical Offices	16,117	(1)	Prime + 1.50%(4)	4.75	%(4)	1/1/2011(5)	Interest only(5)

LifeHope Medical Offices	3,547		18.00%	18.00%		1/1/2011(6)	Interest only(6)

LifeHope Medical Offices	5,704		14.00%	14.00%		3/30/2012	Interest only

El Paso MOB	2,430		LIBOR + 4.00%	4.35%		10/25/2011	Fixed at $8/month plus interest

Austell MOB	1,691		6.25%	6.25%		7/10/2013	30 years

Remington Medical Commons	6,472		LIBOR + 1.60%(7)	3.46	%(7)	9/28/2011	30 years

Arrowhead Commons	2,590		LIBOR + 2.25%	2.60%		5/29/2011	30 years

Summit Healthplex	18,200		LIBOR + 2.10%(8)	4.90	%(8)	7/1/2011	30 years

Papp Clinic	3,675		LIBOR + 2.10%(9)	4.80	%(9)	12/11/2011	30 years

Summit Healthplex—Mezzanine Debt	4,755		12.00%	12.00%		7/3/2013	Interest only

Ingham Regional Medical Center	3,131		LIBOR + 1.60%	1.95%		7/26/2013	Fixed at $27/month including interest

Decatur MOB	2,710		LIBOR + 1.65%	2.00%		10/9/2011	Fixed at $9/month plus interest

New Albany Professional Building	2,227		5.84%	5.84%		2/1/2018	30 years

Stonecreek Family Health Center	2,023		LIBOR + 3.25%(10)	4.50	%(10)	11/29/2010	Fixed at $4/month plus interest

Farmington Professional Pavilion	1,523		LIBOR + 4.00%	4.35%		10/25/2011	Fixed at $5/month plus interest

Northpark Trail	1,260		LIBOR + 4.00%	4.35%		10/25/2011	Fixed at $4/month plus interest

Total	$106,360

(1)	Each of these loans permit additional borrowings and we expect to incur additional indebtedness with respect to one or more of these loans subsequent to June 30, 2010 and prior to repayment with the proceeds of this offering. The aggregate amount of the additional borrowings is expected to be approximately $1.7 million and will be used to fund tenant improvement costs and interest charges.

(2)	Floating London Interbank Offered Rate, or LIBOR, interest rate + 2.80% swapped for 4.33% fixed rate through maturity.

(3)	Monthly principal payments of $16,540 principal, plus accrued interest, are due on July 1, 2007 through January 1, 2011, with a balloon payment of all remaining unpaid principal and interest due on January 15, 2011.

(4)	Prime + 1.50% with a minimum interest rate of 4.75%. Prime or Prime Rate refers to the interest rate that commercial banks charge their most credit-worthy customers.

(5)	Promissory Note matured on December 31, 2009 and was extended to January 1, 2011. Monthly interest only payments are due through December 1, 2010, with a balloon payment of all remaining unpaid principal and interest due on January 1, 2011.

(6)	Promissory Note matured on November 16, 2009 and was extended to January 1, 2011. Monthly interest only payments are due through December 15, 2010, with a balloon payment of all remaining unpaid principal and interest due on January 1, 2011.

(7)	LIBOR + 1.60% swapped for 3.46% fixed rate through maturity.

(8)	LIBOR + 2.10% swapped for 4.90% fixed rate through maturity.

(9)	LIBOR + 2.10% swapped for 4.80% fixed rate through maturity.

(10)	LIBOR + 3.25% with a minimum interest rate of 4.50%.

We do not intend to use any of the net proceeds from this offering to repay the indebtedness that we currently expect to assume as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness Outstanding Upon Completion of this Offering.” Our ability to assume this debt is dependent upon our receipt of consents from the applicable lenders. We have engaged in discussions with, and have applied to receive consents from, all the lenders that hold the debt that we expect to assume. We anticipate receiving consents to assume all of this debt.

DISTRIBUTION POLICY

We intend to distribute at least 90% of our taxable income each year (subject to certain adjustments as described below) to our stockholders in order to qualify as a REIT under the Code. We intend to make regular quarterly distributions to our common stockholders beginning at such time as our board of directors determines that we are generating sufficient cash flow to do so. In order to qualify for taxation as a REIT, we intend to make annual distributions to our stockholders of an amount at least equal to:

•	90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

•	90% of our after-tax net income, if any, from foreclosure property; less

•	the sum of certain items of non-cash income (as determined under Section 857 of the Code).

Generally, we expect to distribute 100% of our REIT taxable income so as to avoid federal income tax and excise tax imposed upon undistributed REIT taxable income. However, we cannot assure you as to when we will begin to generate sufficient cash flow to make distributions to our stockholders and holders of OP units or our ability to sustain those distributions. See “Material Federal Income Tax Considerations.”

Distributions will be authorized by our board of directors and declared by us based upon a variety of factors, including, but not limited to, the following:

•	actual results of operations;

•	any debt service requirements;

•	capital expenditure requirements for our medical office buildings;

•	any restrictive covenants that we may agree upon in the future;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Code;

•	our operating expenses;

•	applicable provisions of state law; and

•	other factors that our board of directors may deem relevant from time to time.

Distributions generally will be taxable to our stockholders as ordinary income; however, because a significant portion of our investments will be comprised of equity interests in medical office buildings, which will generate depreciation and other non-cash charges against our income, a portion of our distributions may constitute a return of capital for federal income tax purposes. To the extent that, in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable distribution of shares of our capital stock or a distribution of debt securities. In addition, while we have no intention to do so, prior to the time we have fully invested the net proceeds of this offering we may fund our quarterly distributions out of the net proceeds of this offering. The use of our net proceeds for distributions could adversely impact our financial results. Furthermore, funding our distributions from our net proceeds will likely constitute a return of capital to our investors for federal income tax purposes, which would have the effect of reducing each stockholder’s adjusted tax basis in its common stock. Income as computed for purposes of the tax rules described above will not necessarily correspond to our income as determined for financial reporting purposes. We do not currently intend to make taxable distributions of shares of our capital stock or of debt securities.

We expect that the terms of our proposed credit facility generally will restrict us from making distributions to our stockholders for any four calendar quarters in an amount greater than 95% of our funds from operations (as defined in the credit facility agreements) for such period, provided that if we are not in default under our credit facility agreement we may make distributions to the extent necessary to maintain our REIT tax status.

CAPITALIZATION

The following table presents, as of June 30, 2010, the capitalization on a (i) combined historical basis for our Predecessor, (ii) pro forma basis for us taking into account the formation transactions, including the acquisitions of our Affiliated Portfolio and the Ziegler Portfolio, but before giving effect to this offering and (iii) pro forma basis taking into account the formation transactions, including the acquisitions of our Affiliated Portfolio and the Ziegler Portfolio, and as adjusted for this offering. The pro forma adjustments give effect to this offering and the formation transactions as if they had occurred on June 30, 2010 and to the application of the net proceeds as described in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the more detailed information contained in our consolidated financial statements and the notes related thereto included elsewhere in this prospectus.

	As of June 30, 2010
	Predecessor (Historical)	Richmond Honan
		Pro Forma	Pro Forma As Adjusted
	(unaudited) (dollars in thousands)
Mortgages and notes payable	$17,694	$334,599 (2)	$133,030

Stockholders’ / owners’ equity (deficit):
Common stock, $0.01 par value per share, 500,000,000 shares authorized, 1,000 shares issued and outstanding, actual, 500,000,000 million shares authorized, 19,967,000 shares issued and outstanding on a pro forma basis(1)	—	—	200
Additional paid in capital	—	1	232,032
Owners’ equity (deficit)	(7,422)	(15,296)	—
Accumulated deficit	—	(1,000)	(1,038)
Noncontrolling interest in our operating partnership and property partnerships	—	14,094	17,447

Total stockholders’ / owners’ equity	(7,422)	(2,201)	248,641

Total capitalization	$10,272	$332,398	$381,671

(1)	The shares of common stock outstanding on a pro forma as-adjusted basis include 19,500,000 shares of common stock to be issued in this offering, an aggregate of 1,000 shares of common stock issued to Messrs. Richmond and Honan in connection with our formation and 466,000 restricted shares to be issued to our directors, executive officers and other employees upon the completion of this offering and the formation transactions under our 2010 Equity Incentive Plan that are subject to vesting over a three- or five-year period. The shares of common stock outstanding on a pro forma as adjusted basis exclude 2,925,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option, 1,534,000 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan and approximately 1,408,280 shares of common stock issuable upon redemption of OP units expected to be outstanding upon the completion of the formation transactions. Pursuant to the terms of the partnership agreement of our Operating Partnership, generally commencing 12 months after completion of this offering and the formation transactions, OP units may be redeemed for cash or, at our option, shares of our common stock on a one-for-one basis.
(2)	For purposes of this presentation only, amounts include approximately $95.2 million representing the cash portion of the acquisition price of the Affiliated Portfolio and the Ziegler Portfolio, and the cash purchase of certain ownership interests in the Predecessor entities that will be funded from the offering.

DILUTION

Purchasers of shares of our common stock in this offering will experience dilution to the extent of the difference between the initial public offering price per share and the net tangible book value per share. On a pro forma basis, at June 30, 2010, before giving effect to the formation transactions and before giving effect to this offering, our net tangible book value of the Predecessor was approximately $(7.2) million, or $(12.48) per share of common stock, assuming the redemption of OP units issuable in the formation transactions for shares of our common stock on a one-for-one basis. After giving effect to the formation transactions but before giving effect to this offering, our pro forma net tangible book value at June 30, 2010 was approximately $(69.2) million or $(49.16) per share of common stock. After giving effect to the formation transactions and this offering, our pro forma net tangible book value at June 30, 2010 was approximately $181.7 million, or $8.50 per share of common stock. This difference would represent an increase in pro forma net tangible book value attributable to the formation transactions and the sale of shares of common stock to new investors of $250.9 million, or $12.57 per share, and an immediate dilution in pro forma net tangible book value of $5.50 per share from the initial public offering price of $14.00 per share. The following table illustrates this per share dilution:

Initial public offering price per share	$14.00
Net tangible book value per share as of June 30, 2010, before the formation transactions and this offering(1)	(12.48)
(Decrease) in pro forma net tangible book value per share attributable to the formation transactions but before this offering(2)	(36.68)
Increase in pro forma net tangible book value per share (after the formation transactions) attributable to this offering(3)	57.66

Net increase in pro forma tangible book value per share attributable to the formation transactions and this offering	20.98

Pro forma net tangible book value per share after this offering and the formation transactions(4)	8.50

Dilution in pro forma net tangible book value per share to new investors(5)	$5.50

(1)	Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing net tangible book value based upon June 30, 2010 net book value of the tangible assets of our Predecessor by 574,333 OP units issuable to continuing investors in the formation transactions.

The following table sets forth the calculation of net tangible book value before giving effect to the formation transactions and before giving effect to the offering:

(dollars in thousands)
Predecessor historical owners’ equity (deficit)	$(7,422)
(Less) Deferred leasing and financing costs, net	(259)
Add Noncontrolling interest in net tangible (assets) liabilities of property partnerships	515

Aggregate net historical net tangible book value of membership and partnership interests to be contributed	$(7,166)

The calculation of noncontrolling interest in net tangible assets (liabilities) is more fully described as follows:

	Percentage of Ownership to be Acquired	Noncontrolling Interest %	Net Tangible Assets (Liabilities)	Noncontrolling Interest in Net Tangible Assets (Liabilities)
				(dollars in thousands)
Alpharetta Pediatric Center	87.5%	12.5%	$(658)	$(82)
Scottish Rite Medical Arts	77.0%	23.0%	(1,884)	(433)

Total noncontrolling interest in net tangible assets (liabilities) of property partnerships				$(515)	*

*	Reflects the noncontrolling interest in the net tangible assets (liabilities) of the property partnerships after giving effect to the elimination of intangible assets and intangible liabilities. This amount differs from the noncontrolling interest as reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2010, which includes intangible assets and intangible liabilities, and the noncontrolling interest in the Operating Partnership.

(2)	Determined by dividing the difference between (a) the net tangible book value before the formation transactions and this offering and (b) the pro forma net tangible book value after our formation transactions but before this offering by 1,408,282 OP units to be issued to the continuing investors in the formation transactions.

The following table sets forth the calculation of net tangible book value after our formation transactions but before this offering:

(dollars in thousands)
Richmond Honan (Pro Forma) owners’ equity after giving effect to the formation transactions but before giving effect to the offering	$(2,201)
(Less) Deferred leasing and financing costs, net	(259)
(Less) Intangible assets	(73,672)
Add Intangible liabilities	4,388
Add Noncontrolling interest in net tangible (assets) liabilities of property partnerships	2,517

Aggregate Pro Forma net tangible book value of membership and partnership interests to be contributed and acquired	$(69,227)

The calculation of noncontrolling interest in net tangible assets (liabilities) is more fully described as follows:

	Percentage of Ownership to be Acquired	Noncontrolling Interest %	Net Tangible Assets (Liabilities)	Noncontrolling Interest in Net Tangible Assets (Liabilities)
				(dollars in thousands)
Alpharetta Pediatric Center	87.5%	12.5%	$(658)	$(82)
Scottish Rite Medical Arts	77.0%	23.0%	(1,884)	(433)
Northside Tower	83.5%	16.5%	(1,684)	(278)
Cypress MOB I	86.0%	14.0%	(2,655)	(372)
LifeHope Medical Offices	89.0%	11.0%	(7,980)	(878)
Cypress Land—Parcel II	50.0%	50.0%	(238)	(119)
Mid Coast Hospital MOB	91.0%	9.0%	(3,945)	(355)

Total noncontrolling interest in net tangible assets (liabilities) of property partnerships				$(2,517)*

*	Reflects the noncontrolling interest in the net tangible assets (liabilities) of the property partnerships after giving effect to the elimination of intangible assets and intangible liabilities. This amount differs from the noncontrolling interest as reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2010, which includes intangible assets and intangible liabilities, and the noncontrolling interest in the Operating Partnership.

(3)	The increase in pro forma net tangible book value per share of our common stock attributable to this offering is determined by dividing the difference between (a) the pro forma net tangible book value after our formation transactions but before this offering and (b) the pro forma net tangible book value after our formation transactions, and this offering, by 21,375,282, the total shares of common stock to be issued and the OP units to be issued to the continuing investors in our formation transactions.

(4)	Determined by dividing pro forma net tangible book value of approximately $181.7 million by 21,375,282, the total shares of common stock and OP Units to be outstanding upon closing of this offering and our formation transactions.

The following table sets forth the calculation of net tangible book value after giving effect to the formation transactions and this offering:

(dollars in thousands)
Richmond Honan (Pro Forma) owners’ equity	$248,641
(Less) Deferred leasing and financing costs, net	(184)
(Less) Intangible assets	(73,672)
Add Intangible liabilities	4,388
Add Noncontrolling interest in net tangible (assets) liabilities of property partnerships	2,517

Pro forma net tangible book value after giving effect to the formation transactions and this offering	$181,690

The calculation of noncontrolling interest in net tangible assets (liabilities) is more fully described as follows:

	Percentage of Ownership to be Acquired	Noncontrolling Interest %	Net Tangible Assets (Liabilities)	Noncontrolling Interest in Net Tangible Assets (Liabilities)
				(dollars in thousands)
Alpharetta Pediatric Center	87.5%	12.5%	$(658)	$(82)
Scottish Rite Medical Arts	77.0%	23.0%	(1,884)	(433)
Northside Tower	83.5%	16.5%	(1,684)	(278)
Cypress MOB I	86.0%	14.0%	(2,655)	(372)
LifeHope Medical Offices	89.0%	11.0%	(7,980)	(878)
Cypress Land - Parcel II	50.0%	50.0%	(238)	(119)
Mid Coast Hospital MOB	91.0%	9.0%	(3,945)	(355)

Total noncontrolling interest in net tangible assets (liabilities) of property partnerships				$(2,517)*

*	Reflects the noncontrolling interest in the net tangible assets (liabilities) of the property partnerships after giving effect to the elimination of intangible assets and intangible liabilities. This amount differs from the noncontrolling interest as reflected in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2010, which includes intangible assets and intangible liabilities, and the noncontrolling interest in the Operating Partnership.

(5)	Determined by subtracting pro forma net tangible book value per share of common stock after this offering and the formation transactions from the initial public offering price paid by new investors for a share of common stock.

The table below summarizes, as of June 30, 2010, on a pro forma basis after giving effect to the formation transactions and this offering, the differences between the number of shares of common stock to be issued, the total consideration paid and the average price per share paid by the new investors purchasing shares in this offering and shares purchased by, or awarded to, directors, executive officers and employees of our company in connection with our formation or upon completion of this offering.

	Shares Issued		Cash Value of Contribution		Average Price Per Share
	Number	%	Amount	%
Shares of common stock issued to Messrs. Richmond and Honan in connection with our formation	1,000	0.0%	$1,000	0.0%	$1.00
Shares of restricted stock issued under our 2010 Equity Incentive Plan upon completion of this offering	466,000	2.3%	—	0.0%	0.00
New investors purchasing shares of common stock in this offering*	19,500,000	97.7%	273,000,000	100.0%	14.00

Total	19,967,000	100.0%	$273,001,000	100.0%	$13.67

*	Based upon an initial public offering price of $14.00 per share, which is the mid-point of the range of the initial public offering price per share indicated on the cover page of this prospectus. Estimated underwriting discount and estimated offering expenses payable by us have not been deducted.

This table excludes shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option, upon redemption of OP units expected to be outstanding upon the completion of the formation transactions as well as shares of common stock available for future issuance under the 2010 Equity Incentive Plan.

SELECTED FINANCIAL DATA

The following table shows selected consolidated pro forma financial data for our company and combined historical financial data for our Predecessor for the periods indicated. We have not presented historical information for our company because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our company.

You should read the following selected consolidated pro forma and combined historical financial data together with the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated pro forma and combined historical financial statements and related notes thereto included elsewhere in this prospectus.

The following selected combined historical balance sheet data as of December 31, 2009 and 2008 and the combined historical statements of operations and cash flows for the three-year period ended December 31, 2009 have been derived from the audited combined historical financial statements of our Predecessor. These financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose report with respect thereto is included elsewhere in this prospectus with the combined balance sheets as of December 31, 2009 and 2008 and the related combined statements of operations and of cash flows for the three-year period ended December 31, 2009, and the related notes thereto. The combined historical balance sheet data as of December 31, 2007, 2006 and 2005 and the combined statements of operations and cash flow for the years ended December 31, 2006 and 2005 have also been derived from the unaudited combined financial statements of our Predecessor which our management believes include all adjustments, consisting of normal recurring adjustments, necessary to present the information set forth therein in accordance with GAAP.

The unaudited historical combined balance sheet as of June 30, 2010 and the unaudited historical combined statements of operations and cash flows for the six months ended June 30, 2010 and 2009 are derived from the unaudited historical combined financial statements of our Predecessor. In the opinion of management of our Predecessor, the unaudited historical combined balance sheet data as of June 30, 2010 and the historical combined statements of operations and cash flows for the six months ended June 30, 2010 and 2009 include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods and are presented on a consistent basis with the financial information for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.

Our pro forma statement of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 give effect to this offering, the formation transactions (including our acquisition of the Affiliated Portfolio and the Ziegler Portfolio) and the use of proceeds from this offering as if the transactions occurred on January 1, 2009.

The combined historical financial data for our Predecessor is not indicative of our future financial position or results of operations. Furthermore, our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the dates and for the periods indicated, nor do our interim results and pro forma financial information purport to represent our future financial position or results of operations.

Richmond Honan (Pro Forma) and the Predecessor (Historical)

(dollars in thousands, except per share amounts)

	Richmond Honan (Pro Forma)		Predecessor (Historical)
	Six Months Ended June 30, 2010	Year Ended December 31, 2009	Six Months Ended June 30,		Year Ended December 31,
			2010	2009	2009	2008	2007	2006	2005
Statement of Operations:
Revenues:
Rental	$15,848	$32,023	$2,271	$2,249	$4,522	$4,434	$3,643	$2,674	$2,617
Fee revenue	125	322	596	668	1,256	1,190	1,142	1,093	860
Expense reimbursements	4,747	8,810	1,273	1,243	2,451	2,178	1,628	1,592	1,242
Parking and other income	352	847	96	96	192	201	199	200	188

Total revenues	21,072	42,002	4,236	4,256	8,421	8,003	6,612	5,559	4,907

Expenses:
Property operating	7,846	15,371	983	902	1,794	1,869	1,570	1,199	757
General and administrative	2,135	3,290	3,514	1,406	3,042	2,444	2,777	2,146	1,941
Depreciation and amortization	7,900	15,783	415	407	814	824	630	417	422

Total expenses	17,881	34,444	4,912	2,715	5,650	5,137	4,977	3,762	3,120

Other Income (Expenses):
Interest income	2	1	2	—	1	8	22	16	16
Interest expense	(4,260)	(8,626)	(616)	(747)	(1,417)	(1,469)	(1,456)	(1,155)	(1,212)

Total other income (expenses)	(4,258)	(8,625)	(614)	(747)	(1,416)	(1,461)	(1,434)	(1,139)	(1,196)

Income (loss) before noncontrolling interest	(1,067)	(1,067)	(1,290)	794	1,355	1,405	201	658	591
Noncontrolling interest in property entities	20	63	—	—	—	—	—	—	—
Noncontrolling interest in operating partnership	69	66	—	—	—	—	—	—	—

Net income (loss) available to the Company	$(978)	$(938)	$(1,290)	$794	$1,355	$1,405	$201	$658	$591

Pro forma basic earnings per share	$(0.05)	$(0.05)
Pro forma diluted earnings per share	$(0.05)	$(0.05)

Balance Sheet Data (as of end of period):
Real estate properties, net	$263,622		$14,885	$15,442	$15,146	$15,838	$15,822	$11,943	$6,644
Other assets, net	125,197		3,683	3,338	2,885	2,600	2,579	1,889	1,388

Total assets	$388,819		$18,568	$18,780	$18,031	$18,438	$18,401	$13,832	$8,032

Liabilities and Owners’ Combined (Deficit):
Mortgage loans and notes payable	$133,030		$17,694	$18,208	$17,985	$18,447	$18,156	$15,884	$11,409
Other liabilities	7,148		8,296	5,216	5,295	4,708	4,456	1,440	613

Total liabilities	140,178		25,990	23,424	23,280	23,155	22,612	17,324	12,022
Owners’ equity (deficit)	—		(7,422)	(4,644)	(5,249)	(4,717)	(4,211)	(3,492)	(3,990)
Stockholders’ equity	231,194		—	—	—	—	—	—	—
Noncontrolling interest	17,447		—	—	—	—	—	—	—

Total liabilities and owners’ equity (deficit)	$388,819		$18,568	$18,780	$18,031	$18,438	$18,401	$13,832	$8,032

Other Data:
Funds from operations(1)	$6,836	$14,744	$(892)	$1,183	$2,134	$2,177	$774	$954	$891
Number of medical office building with ownership interest	29	29	2	2	2	2	2	1	1
Total leasable square feet (end of period)	1,525	1,516	157	157	157	157	157	93	93

Cash Flow Data:
Net cash flow provided by (used in):
Operating activities			$707	$1,720	$2,770	$2,269	$618	$1,813	$1,409
Investing activities			(133)	—	(121)	(825)	(4,681)	(5,716)	(868)
Financing activities			(467)	(928)	(2,370)	(1,587)	4,396	4,191	(547)

Reconciliation of Net Income to FFO:
Net income (loss) before noncontrolling interest in operating partnership	$(1,047)	$(1,004)	$(1,290)	$794	$1,355	$1,405	$201	$658	$591
Plus:
Depreciation and amortization	7,883	15,748	398	389	779	772	573	296	300

FFO attributable to common stockholders and OP unit holders in operating partnership	$6,836	$14,744	$(892)	$1,183	$2,134	$2,177	$774	$954	$891

(1)	FFO is a widely recognized measure of REIT performance. Although FFO is not computed in accordance with generally accepted accounting principles, or GAAP, we believe that information regarding FFO is helpful to stockholders and potential investors because it facilitates an understanding of the operating performance of our initial properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time. We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the “White Paper.” The White Paper defines FFO as net income (computed in accordance with GAAP) before noncontrolling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on property sales and noncontrolling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our initial properties. To facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income (determined in accordance with GAAP) as presented in the financial statements included elsewhere in this prospectus. FFO does not represent cash generated from operating activities in accordance with GAAP, should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to make cash distributions to stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Financial Data” and the pro forma and combined historical financial statements, including the related notes thereto, appearing elsewhere in this prospectus.

Overview

We are a fully-integrated, self-managed real estate company that provides full service real estate solutions to healthcare delivery systems, including hospitals, multi-specialty clinics and physician practice groups. We focus on the acquisition, ownership, management, development and re-development of medical office buildings that are strategically aligned with healthcare delivery systems through proximity, including on-campus properties, as well as through tenancy and other arrangements. Our senior management team has extensive healthcare industry experience and knowledge of medical insurance reimbursement practices, government healthcare regulation, patient care coordination, clinical physician and physician group interdependencies as well as patient behaviors. This knowledge and experience provide us with a unique ability to plan, create and deliver attractive medical office solutions that offer significant value to healthcare delivery systems. We seek to develop strategic alliances at our medical office buildings by targeting financially sound and market leading healthcare delivery systems that offer critical services in sustainable markets.

Upon the completion of this offering and our formation transactions, we will own equity interests in 29 medical office buildings located in 10 states. Our initial properties have a total of more than 1.5 million leasable square feet and had an occupancy rate of approximately 89% as of June 30, 2010. As of June 30, 2010, approximately 94% of the leasable square footage of our initial properties was strategically aligned with a healthcare delivery system, with approximately 81% of the leasable square footage of our initial properties located on or adjacent to (within approximately  1/4 mile) a healthcare delivery system campus.

We derive our revenues primarily from rents received from tenants under existing leases in medical office buildings. We also derive revenue from tenants through reimbursements of their proportionate share of the ongoing operating and maintenance expenses, property and casualty insurance, and real estate taxes associated with the building. Therefore, our operating results depend significantly upon the ability of our tenants to make required rental payments. We believe that our portfolio of medical office buildings will enable us to generate stable cash flows over time because of the diversity of our tenants, staggered lease expiration schedule, long-term leases, high historical percentage of leases renewing and low historical occurrence of tenants defaulting under their leases. We will also derive fee revenue by providing property management to third parties. We consider a strong internal property management capability to be a vital component of our business.

Historically, we incurred mortgage indebtedness at the property level to support the capital needs of each property. The indebtedness that we expect to remain outstanding after completion of this offering and the formation transactions will consist primarily of first mortgage fixed rate indebtedness on certain of our initial properties. We expect this indebtedness, on a consolidated basis, to total approximately $132.7 million in principal amount after repayment of debt with respect to our initial properties with a portion of the net proceeds of this offering. We also plan to procure a credit facility and intend to use the proceeds of such credit facility to finance future acquisitions and developments, fund tenant improvements and capital expenditures, repay other indebtedness and provide for working capital and other general corporate purposes. We are currently negotiating a non-binding letter of intent with respect to a proposed three-year $80 million senior secured credit facility, however, there can be no assurance that we will be able to procure this credit facility on acceptable terms, or at all.

Trends Which May Influence Results of Operations

Within the medical office building sector of the healthcare industry, we believe that certain significant trends in healthcare delivery and healthcare real estate fundamentals are positively affecting the acquisition, ownership, management, development and re-development of medical office buildings and that these trends will continue to generate attractive investment opportunities for medical office space in the foreseeable future.

Growing Healthcare Expenditures.  According to the Centers for Medicare and Medicaid Services, or CMS, healthcare expenditures in the U.S. are expected to grow from a projected 17.3% of gross domestic product, or GDP, in 2009, or approximately $2.5 trillion, to 19.3% in 2019, or approximately $4.5 trillion. Net federal spending on Medicaid and Medicare accounted for approximately 22.3% of all federal government expenditures in 2009. Medicare, the U.S. federal government’s healthcare program for Americans 65 years or older, provided coverage to approximately 45.5 million Americans in 2009. By 2030, the number of Americans covered by Medicare is expected to balloon to approximately 78 million. Moreover, based on estimates by the Congressional Budget Office and CMS, by 2019 PPACA will extend health insurance coverage to an additional 32 to 34 million individuals. We believe this substantial increase in individuals that have healthcare coverage is likely to significantly increase the demand for quality medical office buildings which should positively impact our occupancies and rental rates and provide us with quality development opportunities.

Heightened Government Regulation.  In 2008, approximately 46 million Americans had no medical insurance. In March 2010, President Obama signed into law PPACA. PPACA will change the manner in which healthcare services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. In addition, the new law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality and contains provisions intended to strengthen fraud and abuse enforcement. As a result of PPACA, the number of uninsured Americans is expected to decrease from 46 million to approximately 14 million. We anticipate that the influx of approximately 32 million newly-insured Americans into the healthcare system will result in a substantial increase in the number of patient encounters within healthcare delivery systems, creating a substantial need for additional medical office space. We also believe that these newly-insured Americans will use physician services for previously unavailable or cost-prohibitive preventative care and non-emergency procedures which may lead to the need for construction and development of a significant new supply of medical office buildings in the coming years. In addition, PPACA includes initiatives aimed at coordinating care, including emphasizing the relationship between patients and primary care physicians and preventative and wellness services. These initiatives may increase revenues for our tenants, as well as drive the demand for our medical office buildings.

The expansion of health insurance coverage under PPACA may result in a material increase in the number of individuals receiving services in our medical office buildings who have either private or public program coverage. According to National Real Estate Investor, PPACA could drive the demand for as much as 60 million additional square feet of medical office space. This growth would represent a 14% increase from CoStar Group’s estimated 435 million leasable square feet in the medical office building sector at the end of 2009. However, it is difficult to predict the size of our potential revenue gains as a result of these elements of PPACA due to the uncertainty surrounding a number of material factors, including the following:

•

The number of previously uninsured individuals that will obtain coverage as a result of PPACA (while the Congressional Budget Office, or CBO, estimates 32 million, the CMS estimates almost 34 million; both agencies made a number of assumptions to derive these figures, including how many individuals will ignore substantial subsidies and decide to pay the penalty rather than obtain health insurance and what percentage of people in the future will meet the new Medicaid income eligibility requirements);

•

The percentage of the newly insured patients that will be covered under the Medicaid program and the percentage that will be covered by private health insurers as well as the amount of payments made to providers under those policies; and

•

PPACA’s net economic effect, including the prohibition upon excluding individuals based upon pre-existing conditions and other health insurance reforms and the annual fee applied to all health insurers, on health insurers which in turn might cause them to seek to reduce payments to our tenants with respect to both newly insured individuals and their existing business.

Further, PPACA provides for significant reductions in Medicare and Medicaid spending. In addition, we are unable to predict the impact of PPACA on us due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation and possible amendment, as well as our inability to foresee how individuals and businesses will respond to the choices afforded them by the law.

Limited New Supply of Medical Office Space.  Due to recent economic conditions, existing construction projects and new construction starts as a percentage of existing medical office building inventories have continued to decline. We believe, however, that the reduced amount of new inventory will present us with attractive construction, development and re-development opportunities as demand for medical office space increases.

Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our combined financial statements which have been prepared on the accrual basis of accounting in conformity with GAAP and which represent the assets and liabilities and operating results of our Predecessor. We have provided a summary of our significant accounting policies in Note 2 to our combined financial statements included elsewhere in this prospectus. Set forth below is a summary of the accounting policies that our management believes are critical to the preparation of the combined financial statements included in this prospectus.

Certain of the accounting policies used in the preparation of these combined financial statements are particularly important for an understanding of our financial position and results of operations. These policies require the application of judgment, assumptions and estimates by management and, as a result, are subject to a degree of uncertainty. We routinely evaluate these judgments and estimates based upon current and historical information and upon various other assumptions that we believe are reasonable under the circumstances. Actual results could vary materially from the judgments and estimates that we employed and could be different if we had used other assumptions or conditions.

Investments in Real Estate

Acquisitions of real estate.  Acquisitions of properties are accounted for utilizing the acquisition method in accordance with GAAP. Accordingly, the acquisition cost is allocated to tangible and intangible assets and liabilities based upon their fair values. The fair value of tangible assets acquired is determined by valuing the property as if it were vacant, applying methods similar to those used by independent appraisers of income-producing property. The resulting value is then allocated to land, buildings, and tenant improvements and furniture, fixtures and equipment based upon management’s determination of the relative fair value of these assets. The assumptions used in the allocation of fair values to assets acquired are based upon management’s best estimates at the time of evaluation.

Fair value is assigned to above-market and below-market leases based upon the difference between (a) the contractual amounts to be paid by the tenant based upon the existing lease and (b) management’s estimate of current market lease rates for the corresponding in-place leases, over the remaining terms of the in-place leases. Deferred above-market lease amounts are reflected as a reduction to rental revenue over the remaining terms of the respective leases. Deferred below-market lease amounts are accreted to rental revenue over the remaining terms plus renewal options of the respective leases. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balances of the related intangible assets are written off.

The aggregate value of other acquired intangible assets consists of in-place leases and tenant relationships. The fair value allocated to acquired in-place leases consists of a variety of components including, but not necessarily limited to: (a) the value associated with avoiding the cost of originating the acquired in-place leases (i.e., the market cost to execute a lease, including leasing commissions and legal fees, if any); (b) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e., real estate taxes, insurance and other operating expenses); (c) the value associated with lost rental revenue from existing leases during the assumed lease-up period; and (d) the value associated with any other inducements to secure a tenant lease.

Useful lives of assets.  We are required to make subjective assessments of the useful lives of our medical office buildings for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate we would depreciate such investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis. Depreciation and amortization is computed using the straight-line method for financial reporting purposes. Buildings and improvements are depreciated over the lesser of the ground lease or air lease term or 40 years. Tenant improvement costs, which are included in building and improvements in the combined balance sheets, are depreciated over the shorter of (i) the related remaining lease term or (ii) the life of the improvement. Furniture, fixtures and equipment are depreciated over three to seven years.

Asset impairment valuation.  We review the carrying value of our properties when circumstances, such as adverse market conditions or adverse events at the property, indicate potential impairment may exist. We estimate the fair value of rental properties utilizing a discounted cash flow analysis that includes projections of future revenues, expenses and capital improvement costs and that is similar to the income approach that is commonly used by third-party appraisers. We consider factors such as future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If our evaluation indicates that we may be unable to recover the carrying value of a real estate investment based upon the anticipated undiscounted cash flows, an impairment loss is recorded to the extent that the carrying value exceeds the fair value of the property. If our strategy or market condition changes so that certain criteria are met and the property is reclassified as held for sale and the fair value is less than the carrying value, an impairment is recorded for the difference. To date, we have recognized no such impairment losses.

Revenue Recognition

Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. These leases generally contain provisions under which the tenants reimburse the Predecessor for a portion of property operating expenses and real estate taxes. Such expenses are included as “Expense reimbursements” in the period that the related expenses are incurred. As discussed above, we recognize amortization of the value of acquired above- or below-market tenant leases as an adjustment to rental revenue. Deferred above-market lease amounts are reflected as a reduction to rental revenue over the remaining terms of the respective leases. Deferred below-market lease amounts are accredited to rental revenue over the remaining terms plus renewal options of the respective leases.

We receive fees for property management and development and consulting services from time to time from third parties which are reflected as fee revenue. Management fees are generally based upon a percentage of gross receipts for the month as defined in the related property management agreements. Development and consulting fees are generally recorded on a percentage of completion method using management’s best estimate of time and costs to complete projects. We have a long history of developing reasonable and dependable estimates related to development or consulting contracts with clear requirements and rights of the parties to the contracts. Although not frequent, revisions to estimates of costs are occasionally necessary and are reflected as a change in estimate when known. Other income shown on the statement of operations generally includes income incidental to the operations of the Predecessor and is recognized when earned.

We must make subjective estimates regarding when our revenue is earned and the collectability of our accounts receivable related to minimum rent, deferred rent, expense reimbursements, lease termination fees and other income. We specifically analyze accounts receivable and historical bad debts, tenant concentrations, tenant creditworthiness, and current economic trends when evaluating the adequacy of the allowance for bad debts. When we determine that a receivable’s collectability is in doubt, we establish a reserve based on our analysis.

REIT Qualification Requirements

We will be subject to a number of operational and organizational requirements necessary to qualify and maintain our qualification as a REIT. If we fail to qualify as a REIT or fail to remain qualified as a REIT in any taxable year, our income would be subject to federal income tax at regular corporate rates and potentially increased state and local taxes and could incur substantial tax liabilities which could have an adverse impact upon our results of operations, liquidity and distributions to our stockholders.

Results of Operations

Overview

The completion of this offering and the formation transactions will transform our historical business, which has previously operated through independent entities, into a consolidated publicly-traded real estate company that intends to elect and qualify to be taxed as a REIT for federal income tax purposes, commencing with our short taxable year ending December 31, 2010. For this and other reasons set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we do not believe that the discussion of our Predecessor’s historical results of operations is indicative of our future operating results. The following discussion of results of operations relate to our Predecessor, which includes the operations of two properties, Alpharetta Pediatric Center and Scottish Rite Medical Arts, and the property management businesses of Richmond Honan Property Management, LLC and Richmond Property Management, Inc. Results for both periods also include earnings from third party and related party management fees and development fees.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Total Revenues.  Total revenues decreased $20,000 or 0.5% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. This decrease was primarily due to a decline in fee revenue, offset by increases in expense reimbursement income and rental revenues. Fee revenue decreased by 10.8% from $668,000 for the six months ended June 30, 2009 to $596,000 for the six months ended June 30, 2010, due primarily to a net decrease in management fees earned from five managed properties resulting from change in the structure of their management fee calculations. This decline was partially offset by the 2.4% increase in expense reimbursements, which increased from $1,243,000 for the six months ended June 30, 2009 to $1,273,000 for the six months ended June 30, 2010, primarily due to increased operating expense reimbursements billed under extension of one tenant lease agreement. The decline was also offset by the approximate 1.0% increase in rental revenues, which increased from $2,249,000 for the six months ended June 30, 2009 to $2,271,000 for the six months ended June 30, 2010, primarily due to the addition of one tenant.

Total Expenses.  Total expenses increased by $2,197,000 or 80.9% for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009. An analysis of selected expenses follows.

Property Operating Expenses.  Property operating expenses increased 9.0%, from $902,000 for the six months ended June 30, 2009 to $983,000 for the six months ended June 30, 2010, primarily attributable to increased real estate taxes, a nonrecurring personnel charge and the timing of landscaping maintenance expenses.

General and Administrative Expenses.  General and administrative expenses were $3,514,000 during the six months ended June 30, 2010 compared to $1,406,000 during the six months ended June 30, 2009, representing an increase of $2,108,000, or 149.9%. The increase was primarily attributable to approximately $1,860,000 of nonrecurring transaction-related expenses associated with this offering and the formation transactions incurred during the six months ended June 30, 2010, increases in salaries and employee benefits and rent and office expenses resulting from a decrease in general and administrative costs absorbed by development activities, and an increase in professional fees resulting from management focus on targeted initiatives and recurring debt negotiations with lenders. These increases were partially offset by a decrease in computer network maintenance charges attributable to increased sharing of costs with operating properties and a decrease in travel and entertainment expenses.

Depreciation and Amortization Expenses.  Depreciation and amortization did not change materially from the six months ended June 30, 2009 to the six months ended June 30, 2010.

Interest Expense.  Interest expense for the six months ended June 30, 2010 was $616,000 compared to $747,000 for the six months ended June 30, 2009, representing a decrease of $131,000, or 17.5%. The decrease was primarily attributable to a decrease in interest expense of approximately $124,000 related to the change in the fair value of the interest rate swap agreement from the six months ended June 30, 2009 to the six months ended June 30, 2010, and the declining interest effect of continuing principal amortization.

The above changes contributed to a decrease in net income from $794,000 for the six months ended June 30, 2009 to a net loss of $1,290,000 for the six months ended June 30, 2010.

Year ended December 31, 2009 compared to year ended December 31, 2008

Total Revenues.  Total revenues increased $418,000, or 5.2%, for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This increase was the result of an increase in rental revenues, which increased 2.0% from $4,434,000 for the year ended December 31, 2008 to $4,522,000 for the year ended December 31, 2009, due primarily to increased rental revenues resulting from three lease extensions, and from increased rental revenues from two lease extensions and increased rental revenues from the completion of the lease up of the Alpharetta Pediatric Center, which was completed and received a certificate of occupancy during March 2007. In addition, fee revenue earned from related parties increased by $66,000, or 5.5%, from $1,190,000 for the year ended December 31, 2008 to $1,256,000 for the year ended December 31, 2009, due primarily to an increase in management fees earned from two managed properties increased occupancy and contracted rent collections and increased management fees earned from the completed lease up of two properties, partially offset by a decrease in fees earned from development and construction management contracts due to an absence of managed tenant improvement projects during 2009.

Expense reimbursements increased $273,000, or 12.5%, from $2,178,000 for the year ended December 31, 2008 to $2,451,000 for the year ended December 31, 2009, primarily attributable to increases in salaries and employee benefits, rent and office expenses, and travel and entertainment expenses related to related party property management contracts associated with the Affiliated Portfolio. Parking and other income decreased $9,000, or 4.5%, from $201,000 for the year ended December 31, 2008 to $192,000 for the year ended December 31, 2009, primarily due to a decrease in other leasing income.

Total Expenses.  Total expenses increased by $513,000, or 10.0% for the year ended December 31, 2009 as compared to the year ended December 31, 2008. An analysis of selected expenses follows.

Property Operating Expenses.  Property operating expenses decreased $75,000, or 4.0%, from $1,869,000 for the year ended December 31, 2008 to $1,794,000 for the year ended December 31, 2009, due primarily to nonrecurring open house marketing costs incurred during 2008 and a decrease in utility costs during the year ended December 31, 2009 reflective of more moderate temperatures.

General and Administrative Expenses.  General and administrative expenses increased $598,000, or 24.5%, from $2,444,000 during the year ended December 31, 2008 to $3,042,000 during the year ended December 31, 2009. The increase was primarily attributable to approximately $173,000 of nonrecurring transaction-related expenses associated with this offering and formation transactions incurred during 2009, an increase in professional fees related to targeted management initiatives during 2009, and an increase in rent and office expenses attributable to a full year of operations for a regional management office opened during June 2008 in one of our managed properties.

Depreciation and Amortization Expenses.  Depreciation was $793,000 during the year ended December 31, 2009 compared to $804,000 for the year ended December 31, 2008, representing a decrease of $11,000, or 1.4%, due primarily to lower depreciation taken for assets disposed or fully depreciated.

Interest Expense.  Interest expense for the year ended December 31, 2009 was $1,417,000 compared to $1,469,000 for the year ended December 31, 2008, representing a decrease of $52,000, or 3.5%. The decrease was primarily due to lower average mortgage loan borrowings during 2009, a decrease in average interest rate paid during 2009 resulting from the swap of a floating LIBOR interest rate for a fixed interest rate and a decrease in the amortization of loan closing costs included in interest expense, partially offset by an increase in interest expense of approximately $107,000 related to a decrease in the fair value of the interest rate swap agreement resulting from the decline in LIBOR rates during 2009.

The above changes contributed to a decrease in net income of 3.6% from $1,405,000 for the year ended December 31, 2008 to $1,355,000 for the year ended December 31, 2009.

Year ended December 31, 2008 compared to year ended December 31, 2007

Total Revenues.  Total revenues increased $1,391,000, or 21.0%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This increase was principally attributable to rental revenues which increased $791,000, or 21.7%, from $3,643,000 for the year ended December 31, 2007 to $4,434,000 for the year ended December 31, 2008. This increase in rental revenues was due primarily to a full year of rent revenues earned during 2008 from nine tenants of the Alpharetta Pediatric Center and the addition of one tenant during the first quarter of 2008, and to expense reimbursements increasing $550,000, or 33.8%, from $1,628,000 for the year ended December 31, 2007 to $2,178,000 for the year ended December 31, 2008. This increase in expense reimbursements was due primarily to a full year of operations during 2008 for the Alpharetta Pediatric Center and to increases in salaries and employee benefits and travel and entertainment expenses related to related party property management contracts associated with the Affiliated Portfolio, and an increase in property operating expenses recovered from tenants. Alpharetta Pediatric Center was completed and received a certificate of occupancy in March 2007.

In addition, fee revenue earned increased by $48,000, or 4.2%, from $1,142,000 for the year ended December 31, 2007 to $1,190,000 for the year ended December 31, 2008, due primarily to increased management fees earned from lease up of a property completed during July 2005 and initial lease up of a property completed during April 2007, as well as an increase in fees earned from development and construction management contracts due to a larger tenant improvement project managed during 2008 compared to 2007.

Parking and other income did not change materially from the year ended December 31, 2007 to the year ended December 31, 2008.

Total Expenses.  Total expenses increased by $160,000, or 3.2%, for the year ended December 31, 2008 as compared to the year ended December 31, 2007. An analysis of selected expenses follows.

Property Operating Expenses.  Property operating expenses increased $299,000, or 19.0%, from $1,570,000 for the year ended December 31, 2007 to $1,869,000 for the year ended December 31, 2008, due primarily to a full year of operations during 2008 for the Alpharetta Pediatric Center, an increase in utilities usage resulting from a change in the utilization of leased space by a significant tenant, and nonrecurring building maintenance expenses incurred during 2008.

General and Administrative Expenses.  General and administrative expenses were $2,444,000 during the year ended December 31, 2008 compared to $2,777,000 during the year ended December 31, 2007, representing a decrease of $333,000, or 12.0%. The decrease was primarily attributable to $500,000 of debt liquidation costs and repayment costs incurred during 2007, partially offset by an increase in travel and entertainment costs, an increase in professional fees related to nonrecurring consulting services and revision of a ground lease; and an increase in rent and office expenses attributable to a regional management office opened during June 2007 in one of our managed properties.

Depreciation and Amortization Expenses.  Depreciation was $804,000 during the year ended December 31, 2008 compared to $617,000 for the year ended December 31, 2007, representing an increase of $187,000, or 30.3%, due primarily to a full year of depreciation taken during 2008 for the Alpharetta Pediatric Center.

Interest Expense.  Interest expense for the year ended December 31, 2008 was $1,469,000 compared to $1,456,000 for the year ended December 31, 2007, representing an increase of $13,000 or 0.9%. The increase was primarily due to a net increase in average mortgage loan borrowings during 2008 and a decrease in interest expense capitalized as building costs during 2008 as compared to 2007, partially offset by approximately $80,000 of interest savings from debt liquidated during 2007.

The above changes contributed to an increase in net income from $201,000 for the year ended December 31, 2007 to $1,405,000 for the year ended December 31, 2008.

Cash Flows

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Cash provided by operating activities.  Cash provided by operating activities was $1,720,000 during the six months ended June 30, 2009 compared to $707,000 during the six months ended June 30, 2010, representing a decrease of $1,013,000 or 58.9%. This change was primarily attributable to approximately $1,860,000 of nonrecurring transaction-related expenses associated with this offering and the formation transactions incurred during the six months ended June 30, 2010, offset by the net changes in current assets and liabilities, primarily an increase in accounts payable and accrued expenses.

Cash used in investing activities.  Cash used in investing activities was $133,000 during the six months ended June 30, 2010 compared to $0 during the six months ended June 30, 2009. The increase was primarily attributable to the timing of recurring tenant improvement activity.

Cash used in financing activities.  Cash used in financing activities was $467,000 during the six months ended June 30, 2009 compared to $928,000 during the six months ended June 30, 2010, representing a decrease of $461,000, or 49.7%. The decrease was primarily attributable to an increase in accounts payable—affiliated parties related to offering and formation transaction costs offset by an increase in distributions paid to owners.

Year ended December 31, 2009 compared to year ended December 31, 2008

Cash provided by operating activities.  Cash provided by operating activities was $2,269,000 during the year ended December 31, 2008 compared to $2,770,000 during the year ended December 31, 2009, representing an increase of $501,000, or 22.1%. This change was primarily attributable to the net changes in current assets and liabilities, primarily a decrease in tenant and other receivables combined with an increase in accounts payable and accrued expenses.

Cash used in investing activities.  Cash used in investing activities was $825,000 during the year ended December 31, 2008 compared to $121,000 during the year ended December 31, 2009, representing a decrease of $704,000, or 85.3%. The decrease was primarily attributable to an absence of building construction activity and decrease in tenant improvements during 2009 due to the completion of the Alpharetta Pediatric Center in prior years.

Cash used in financing activities.  Cash used in financing activities was $1,587,000 during the year ended December 31, 2008 compared to $2,370,000 during the year ended December 31, 2009, representing an increase of $783,000, or 49.3%. The increase was primarily attributable to a decrease in cash provided by mortgage and notes payable borrowings, combined with an increase in repayments of mortgages and notes payable.

Year ended December 31, 2008 compared to year ended December 31, 2007

Cash provided by operating activities.  Cash provided by operating activities was $618,000 during the year ended December 31, 2007 compared to $2,269,000 during the year ended December 31, 2008, representing an increase of $1,651,000 or 267.2%. This change was primarily attributable to a full year of operations during 2008 for the Alpharetta Pediatric Center, which was completed and received a certificate of occupancy in March 2007, and $500,000 of debt liquidation costs incurred during 2007, offset by the net changes in current assets and liabilities, which involved primarily an increase in tenant and other receivables combined with a decrease in accounts payable and accrued expenses.

Cash used in investing activities.  Cash used in investing activities was $4,681,000 during the year ended December 31, 2007 compared to $825,000 during the year ended December 31, 2008, representing a decrease of $3,856,000, or 82.4%. The decrease was primarily attributable to a decrease in building construction, tenant improvement and deferred leasing cost activity related to the completion of development and substantial tenant lease-up and space build-out of the Alpharetta Pediatric Center during 2007.

Cash provided by (used in) financing activities.  Cash provided by financing activities was $4,396,000 during the year ended December 31, 2007 compared to cash used in financing activities of $1,587,000 during the year ended December 31, 2008, representing a decrease of $5,983,000 or 136.1%. The decrease was primarily attributable to a decrease in cash provided by mortgage and notes payable borrowings that primarily resulted from decreased proceeds from construction loan financing, the net change in receivables from owners and affiliates and accounts payable – affiliated parties, and a decrease in equity contributions received, partially offset by a decrease in repayments of mortgages and notes payable which was primarily attributable to approximately $2,009,000 of debt liquidated during 2007.

Liquidity and Capital Resources

Short-Term Liquidity Needs

Upon completion of this offering and the formation transactions, we expect to have approximately $45.3 million of cash to fund general corporate expenses and for working capital. Our short-term liquidity needs will primarily be to fund operating expenses, recurring capital expenditures, property taxes, insurance expenses, interest on mortgages and other indebtedness, leasing commissions and tenant improvements, general and administrative expenses and distributions to stockholders and holders of OP units. We may also seek additional debt and equity capital to fund acquisitions, development and re-development opportunities.

The following table sets forth certain information regarding historical recurring capital expenditures (excluding tenant improvements and leasing commissions) at our initial properties for the periods indicated below:

	Six Months Ended June 30, 2010	Year Ended December 31,
		2009	2008
Recurring capital expenditures	$5,030	$106,069	$182,724
Total square feet at period end	1,525,220	1,478,868	1,279,433
Recurring capital expenditures per available square foot	$—	$0.07	$0.14

We expect that our capital expenditures for 2010 will be approximately $124,000. We anticipate being able to meet these and other short-term liquidity needs through net cash provided by operations, and existing cash balances of the Richmond Honan Formation Companies. We may also determine to fund our short-term liquidity needs, as necessary and as we deem prudent, with borrowings under a proposed credit facility that we intend to procure following the completion of this offering. If we are unable to obtain the proposed credit facility, we will pursue other credit options or alternative financings. Failure to procure the proposed credit facility on the terms described below under “—Credit Facility,” or at all, or failure to obtain other credit options or alternative financing would adversely effect our growth and our ability to consummate suitable acquisitions and development or re-development opportunities. Based upon management’s internal forecasts, we expect to be able to meet our short-term liquidity requirements for the next 12 months, including the payment of distributions to our stockholders.

Long-Term Liquidity Needs

Our principal long-term liquidity needs will consist primarily of new property acquisitions, property development and re-development activities, principal payments in respect of various mortgages and other credit facilities and non-recurring capital expenditures. We do not expect that our net cash provided by operations will be sufficient to meet all of these long-term liquidity needs. We will seek to use OP units issued by our Operating Partnership to acquire properties from existing owners seeking a tax deferred transaction. We expect to fund most property acquisitions through a combination of borrowings under a credit facility and traditional secured mortgage financing. We expect to meet other long-term liquidity requirements through net cash provided by operations and through additional equity and debt financings, including loans from banks, institutional investors or other lenders, bridge loans, letters of credit, and other lending arrangements, most of which will be secured by mortgages. We may also issue unsecured debt in the future. However, in view of our strategy to grow our portfolio over time, we do not, in general, expect to meet our long-term liquidity needs through sales of our medical office buildings. Notwithstanding this intent, in the event that we were to consider sales of our properties from time to time, the proceeds that would be available to us from such sales, may be reduced by amounts that we may owe under the tax protection agreements or those properties would need to be sold in a tax deferred transaction which would require reinvestment of the proceeds in another property. See “Structure and Formation of our Company—Tax Protection Agreements.” In addition, our ability to sell certain of our properties could be adversely affected by the general illiquidity of real estate assets and certain additional factors particular to our portfolio such as the specialized nature of our target property type, property use restrictions and the need to obtain consents or waivers of rights of first refusal or rights of first offers from ground lessors in the case of sales of our properties that are subject to ground leases.

We intend to procure a credit facility upon the completion of this offering. We intend to repay indebtedness incurred under this proposed line of credit from time to time, for acquisitions or otherwise, from cash flows from operations and from the proceeds of additional debt or equity issuances. In the future, we may seek to increase the amount of our credit facilities, negotiate additional credit facilities or issue corporate debt instruments. Any indebtedness incurred or issued by us may be secured or unsecured, may have a short-, medium- or long-term fixed or variable interest rate and may be subject to other terms and conditions that we deem acceptable. We may also enter into credit facilities on terms that we might not otherwise accept if we were in need of liquidity and had limited options.

We intend to undertake development opportunities if we have access to, or believe we will be able to secure access to, either equity or debt financing on terms we consider to be reasonable. The Cypress Campus provides us with internal development opportunities but we are not under any contractual obligation to engage in the development of that site at any time. The Cypress Land consists of approximately 30 acres suitable for future development of medical office buildings, a possible hospital site and other related uses. Both Cypress MOB I and the Cypress Land are located in Houston, Texas on the Cypress Campus, which contains a 57,000 square foot critical care nursing facility and two bank branches owned by unrelated parties. We believe that the Cypress Campus can be developed to include a possible 65,000 square foot expansion of Cypress MOB I, the possible construction of an approximately 166,000 square foot medical office building, which we would refer to as Cypress MOB II, and a 12.9 acre hospital-site with an attached or adjacent medical office building. We will defer development of the Cypress Campus, and we do not intend to contractually obligate ourselves to commence any new development engagements, until such time as we have obtained financing for the project. As noted above, we expect to meet our liquidity requirements through existing cash on hand, net cash provided by operations and through additional equity and debt financings.

In the ordinary course of business, we may incur capital expenditures to renovate existing properties in order to attract new tenants and to pay for recurring tenant improvement activity. Historically, we have generally funded recurring tenant improvements out of cash flow generated from operations. Similar to our approach with respect to development opportunities, we do not intend to renovate existing properties unless we have obtained financing for the project.

We do not expect to sell any of our properties to meet our liquidity needs, although we may do so in the future. We intend to refinance at maturity the mortgage notes payable that have balloon payments at maturity.

Off-Balance Sheet Arrangements

At June 30, 2010, we did not have any off-balance sheet arrangements.

Indebtedness Outstanding Upon Completion of the Offering

Our mortgage indebtedness outstanding upon the closing of this offering and the formation transactions will be comprised principally of mortgage indebtedness secured by certain of our initial properties, including those acquired in the formation transactions. The following table sets forth our pro forma indebtedness on our initial properties outstanding as of June 30, 2010, after giving effect to the formation transactions, including the repayment of indebtedness as described in “Use of Proceeds:”

Property Securing the Loan	Amount of Debt(1)	Stated Interest Rate	Interest Rate	Maturity Date	Amortization (Years)
	(in thousands)
Mid Coast Hospital MOB	$8,798	LIBOR + 1.50%	1.85%	6/15/2011	Fixed at $31/month plus interest
Cypress MOB I	31,800	6.89%	6.89%	8/11/2012	Interest only
Scottish Rite Medical Arts	7,422	10.38%	10.38%	4/1/2013	30(2)
975 Johnson Ferry	18,794	5.69%	5.69%	4/11/2015	30(3)
Valley West Hospital MOB	6,342	6.35%	6.35%	7/1/2015	30
Hackley Medical Center	5,840	5.93%	5.93%	1/6/2017	30
Northside Tower	26,945	6.02%	6.02%	4/6/2017	30(4)
Canton MOB	6,617	5.94%	5.94%	6/6/2017	30
Meadow View Professional Center	11,116	5.81%	5.81%	6/6/2017	30
220 Jasper and 620 Jasper	6,453	6.10%	6.10%	7/6/2017	30
Firehouse Square	3,015	6.58%	6.58%	9/6/2017	25

Total	$133,142

(1)	Represents the pro forma historical book value of debt at June 30, 2010. The fair market value of this debt at June 30, 2010 is approximately $133.0 million. Furthermore, upon completion of this offering and our formation transactions, we expect the outstanding debt balance to be approximately $132.7 million.

(2)	Monthly principal and interest payments of $95,746 (30-year amortization basis) are due through March 1, 2013, with a balloon payment of all remaining unpaid principal and interest due on April 1, 2013.

(3)	Monthly interest only payments were due through April 11, 2006. Monthly principal and interest payments of $115,373 (30-year amortization basis) are due on May 11, 2006 through March 11, 2015, with a balloon payment of all remaining unpaid principal and interest due on April 11, 2015.

(4)	Monthly interest only payments are due through April 6, 2012. Monthly principal and interest payments of $161,808 (30-year amortization basis) are due May 6, 2012 through March 6, 2017, with a balloon payment of all remaining unpaid principal and interest due on April 6, 2017.

Real Estate Taxes

Pursuant to our lease agreements, our tenants are generally responsible, directly or indirectly, for the payment of all real estate taxes assessed on our initial properties.

Credit Facility

In connection with our intent to procure a credit facility following completion of this offering, we are currently negotiating a non-binding letter of intent with respect to a proposed three-year $80 million senior secured revolving credit facility to be funded by certain financial institutions that become lenders under the credit facility in the future. Subject to certain conditions, including the absence of any defaults under the credit facility and consent of the lenders, we would be able to increase the credit facility by an additional $120 million up to an aggregate amount of $200 million. Currently, Regions Bank and Royal Bank of Canada, each of which is an affiliate of an underwriter in this offering, have orally advised us that their credit committees have approved commitments aggregating $60 million for this facility.

Indebtedness under the proposed credit facility would be secured by all borrowing base properties included in a final credit agreement to be negotiated among the proposed lenders and us, together with any related personal property as well as present and future equity interests of each entity that has a direct ownership interest in the borrowing base properties. The proposed credit facility is expected to provide for customary covenants including a consolidated maximum leverage ratio of 60%, a minimum fixed charge coverage ratio of 1.75x, a consolidated minimum tangible net worth of not less than 85% of our net worth upon closing of the credit facility and a limitation on the payment of distributions to our stockholders for any four calendar quarters in excess of 95% of our funds from operations (as defined in the credit facility agreements) for such period. The proposed credit facility is expected to provide for events of default that are usual and customary for transactions of this type, including, without limitation, nonpayment of principal, nonpayment of interest, fees or other amounts that continue for a period of three days, violations of covenants, material breaches of representations or warranties contained in a fully negotiated credit agreement, cross defaults to other indebtedness in excess of $10 million, bankruptcy or insolvency and the occurrence of a change of control.

We expect to use the credit facility primarily to finance future acquisitions and developments, fund tenant improvements and capital expenditures, repay other indebtedness and provide for working capital and for other general corporate purposes. The proposed credit facility remains subject to receipt of final commitment letters, lenders’ credit committee approval, customary lender due diligence, completion of this offering with minimum net proceeds in an amount to be determined, definitive closing documentation satisfactory to the lender, absence of any material litigation or other proceedings as well as borrower and guarantor compliance with customary covenants described above. See “Risk Factors—We may not be able to obtain a credit facility.”

Commitments and Contingencies

The following table summarizes our pro forma contractual obligations as of June 30, 2010, including the maturities and scheduled principal repayments under our long-term debt and the commitments due in connection with our ground leases and air space lease for the periods indicated:

Obligation	Through Remainder of 2010	2011	2012	2013	2014	2015 and Thereafter	Total
	(dollars in thousands)
Long-term mortgage debt (principal)	$796	$9,913	$33,393	$7,654	$1,390	$79,996	$133,142
Interest payments(1)	4,126	8,087	7,176	5,141	4,843	8,618	37,991
Ground leases(2)	10	448	463	594	607	77,187	79,309
Air space lease(2)	61	124	127	131	134	22,995	23,572

	$4,993	$18,572	$41,159	$13,520	$6,974	$188,796	$274,014

(1)

Assumes 30 day LIBOR rate of 0.35% and Prime Rate of 3.25%. One mortgage with an outstanding principal balance of $8,798 at June 30, 2010 bears interest at LIBOR + 1.50%. The annual impact of a  1/8% change in interest rate would be approximately $11.

(2)	The ground leases and the air space lease effectively limit our control over various aspects of the operation of the applicable property, restrict our ability to transfer the property, and allow the lessor the right of first refusal to purchase the building and improvements. Generally a lessor may terminate a lease early following certain lessee defaults that are not cured within any applicable cure period, including failure to pay rent, unauthorized assignment or encumbrance of lessee’s interest in the lease or the premises, or lessee bankruptcy. The ground leases and the air space lease provide for the property to revert to the lessor for no consideration upon the expiration or earlier termination of the lease. Ground lease amounts include the anticipated impact related to the two ground leases that will be executed in connection with the acquisitions of Northside Alpharetta I and II.

The following table summarizes the contractual obligations of Richmond Honan Group (Predecessor) as of June 30, 2010, including the maturities and scheduled principal repayments under our long-term debt and the commitments due in connection with our ground leases for the periods indicated:

Obligation	Through Remainder of 2010	2011	2012	2013	2014	2015 and Thereafter	Total
	(dollars in thousands)
Long-term mortgage debt (principal)	$293	$10,561	$464	$6,346	$—	$—	$17,664
Interest payments(1)	601	786	685	217	—	—	2,289
Ground leases(2)	—	92	95	97	100	20,332	20,716

	$894	$11,439	$1,244	$6,660	$100	$20,332	$40,669

(1)	Assumes 30 day LIBOR rate of 0.35% and Prime Rate of 3.25%.

(2)	The ground leases effectively limit our control over various aspects of the operation of the applicable property, restrict our ability to transfer the property, and allow the lessor the right of first refusal to purchase the building and improvements. Generally a lessor may terminate a lease early following certain lessee defaults that are not cured within any applicable cure period, including failure to pay rent, unauthorized assignment or encumbrance of lessee’s interest in the lease or the premises, or lessee bankruptcy. The ground leases provide for the property to revert to the lessor for no consideration upon the expiration or earlier termination of the lease.

Funds from Operations

FFO is a widely recognized measure of REIT performance. Although FFO is not computed in accordance with generally accepted accounting principles, or GAAP, we believe that information regarding FFO is helpful to stockholders and potential investors because it facilitates an understanding of the operating performance of our initial properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time.

We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, or White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP) before noncontrolling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on property sales and noncontrolling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our initial properties.

To facilitate a clear understanding of our historical operating result, FFO should be examined in conjunction with net income (determined in accordance with GAAP) as presented in the financial statements included elsewhere in this prospectus. FFO does not represent cash generated from operating activities in accordance with GAAP, should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to make cash distributions to stockholders.

Inflation

Historically, inflation has had a minimal impact on the operating performance of our initial properties. Many of our lease agreements contain provisions designed to mitigate the adverse impact of inflation. These provisions include clauses that enable us to receive payment of increased rent pursuant to escalation clauses which generally increase rental rates during the terms of the leases. These escalation clauses often provide for fixed rent increases or indexed escalations (based upon the consumer price index or other measures). In addition, most of our lease agreements require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This requirement reduces our exposure to increases in costs and operating expenses resulting from inflation.

Seasonality

Our business has not been and we do not expect it to become subject to material seasonal fluctuations.

Geographic Concentration

Our initial properties are located in 10 states, however, approximately 60% of the aggregate leasable square feet in our initial properties is concentrated in the State of Georgia, principally in and around Atlanta.

Recent Accounting Pronouncements

Effective July 1, 2009, the FASB established the Accounting Standards Codification, or “ASC”, as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. Although the establishment of the ASC did not change current GAAP, it did change the way current GAAP is referenced.

In December 2007, the FASB issued an accounting standard, codified in ASC 805, Business Combinations, relating to the accounting for and reporting of business combinations using the acquisition method of accounting, which significantly changes the principles and requirements regarding how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Among these changes, this standard redefines the measurement date of a business combination and requires most transaction costs to be expensed as incurred, and requires expanded disclosure requirements such as reasons for the business combination, amount of third-party related expenses incurred, and a description of the prior relationship between or among the parties. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and requires additional disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. The adoption of this standard had no impact on the Predecessor’s balance sheet, statement of operations, or changes in equity for the periods ended December 31, 2009, 2008 or 2007.

In June 2009, the FASB issued an accounting standard, codified in ASC 810, Consolidation (previously SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). This guidance addresses the impact that the elimination of the qualifying special purpose entity, or “QSPE”, concept has on previous consolidation guidance and will require companies to evaluate all entities, even those previously considered to be QSPEs, as a potential variable interest entity, or VIE. The guidance also addresses the timely accounting and disclosure requirements of variable interests by (1) requiring ongoing reassessments of whether or not the company is the primary beneficiary, (2) adding an additional reconsideration requirement, (3) eliminating the quantitative approach previously used to determine the primary beneficiary of a VIE and (4) amending certain guidance for determining which entities are VIEs. The guidance also requires enhanced disclosures surrounding VIEs, whether or not they are consolidated by the reporting company, including additional line item captions directly on the statement of financial position. This standard was adopted retrospectively for all periods presented.

In March 2008, the FASB issued an accounting standard, codified in ASC 815, Derivatives and Hedging, relating to disclosures about derivative instruments and hedging activities. The standard is intended to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities by having the Predecessor disclose: (1) how and why the Predecessor uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under GAAP and its related interpretations; and (3) how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. It also encourages, but does not require, comparative disclosures for earlier periods at initial adoption. This standard was adopted retrospectively for all periods presented.

In April 2009, the FASB issued new guidance codified in ASC 825, Financial Instruments (previously FSP FASB 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). The new guidance requires that companies disclose information about the fair value of their financial instruments in both interim and annual periods. This standard was adopted retrospectively for all periods presented.

In May 2009, the FASB issued new guidance in ASC 855, Subsequent Events (previously SFAS No. 165, “Subsequent Events”). The new guidance further clarifies the period subsequent to the balance sheet date in which companies should disclose certain financial statement events or transactions. It also further clarifies the circumstances under which a company should consider recognition of those events or transactions occurring after the balance sheet date as well as provides guidance regarding the required disclosures. This standard was adopted for the current period.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We use certain derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based upon their credit rating and other factors.

Upon completion of this offering and the formation transactions, we expect to have outstanding approximately $132.7 million of consolidated debt, approximately $124 million of which will be subject to fixed interest rates or rates that have been swapped for fixed interest rates. In addition, one mortgage with an expected outstanding balance of approximately $8.7 million bears interest at LIBOR + 1.50%. The annual impact of a  1/8% change in interest rate would be approximately $11,000.

OUR INDUSTRY AND MARKET OPPORTUNITY

We intend to invest in well-located, high-quality medical office buildings that are strategically aligned with healthcare delivery systems. We believe that the medical office building sector of the healthcare industry will experience substantial growth and high demand for office space for the foreseeable future.

U.S. Healthcare Industry Drivers

Overview.  The healthcare industry in the United States continues to expand steadily. In a 2006 study, the Organization for Economic Cooperation & Development, or OECD, reported that the U.S. healthcare industry, as measured by expenditures as a percentage of national gross domestic product, or GDP, is the largest in the world by nearly 4.0%. At the time of the OECD study, U.S. healthcare expenditures constituted 15.3% of GDP and, according to the Centers for Medicare & Medicaid Service, or CMS, grew to 17.3% of GDP in 2009. The healthcare industry continues to be a growing sector of the U.S. economy, adding, according to the U.S. Bureau of Labor Statistics, an additional 232,000 jobs in 2009 between December 31, 2008 and October 31, 2009, a 1.5% increase in the healthcare labor force. In addition to these macro-indicators of industry health, we believe that the demographic trends discussed below will continue to drive the expansion of the healthcare industry and, consequently, the demand for well-located, high-quality medical office buildings.

Expanding and Aging Population.  An expanding population with a higher average age is a major factor driving the increasing need for medical services in the United States today. The number of Americans over the age of 65, the age after which healthcare expenditures generally accelerate, is growing rapidly. According to the U.S. Census Bureau, the segment of the U.S. population which is 65 years and older is expected to grow from 40.2 million in 2010 to 54.8 million in 2020. During the same period, the segment of the population under the age of 65 is expected to grow by 16.6 million to 286.6 million, resulting in an aggregate projected growth in the U.S. population of 31.2 million people, or approximately 10%, over the next ten years. In addition, it is expected that the segment of the U.S. population over the age of 85 will nearly double in size by 2035 and nearly triple in size by 2045. The chart below reflects the escalating projected trends in both the number of aging Americans and the rising percentage of Americans age 65 and older in proportion to the total U.S. population.

Source: U.S. Census Bureau, Population Division. “Table 2. Projections of the Population by Selected Age Groups and Sex for the United States: 2010 to 2050.” August 14, 2008.

Increased Life Expectancy Rates.  As shown in the chart below, according to the Centers for Disease Control and Prevention and the National Center for Health Statistics, the life expectancy of an average American after the age of 65 is expected to increase steadily over the long-term, a trend which we believe is primarily due to advances in medical technology and the increased provision of preventative medical care. Based upon our experience in the healthcare industry, we believe that the majority of an average American’s consumption of healthcare services occurs during the later years of his or her life. Accordingly, we expect that ever-increasing life expectancies and the number of Americans over the age of 65 will continue to drive demand for additional medical office space.

Source: Plunkett’s Healthcare Industry Almanac 2010, citing the Centers for Disease Control and Prevention, National Center for Health Statistics.

Growing Healthcare Expenditures.  According to CMS, healthcare expenditures in the U.S. are expected to grow from 17.3% of GDP in 2009, or approximately $2.5 trillion, to 19.3% of GDP in 2019, or approximately $4.5 trillion. The U.S. federal government incurs a significant portion of these expenditures in order to operate its Medicaid and Medicare programs. Net federal spending on Medicaid and Medicare accounted for approximately 22.3% of all federal government expenditures in 2009. Medicare, the U.S. federal government’s health care program for Americans 65 years or older, provided coverage to approximately 45.5 million Americans in 2009 at a projected cost of $430.8 billion. By 2030, the number of Americans covered by Medicare is expected to increase to approximately 78 million. Medicaid, the U.S. federal government’s health care program for low-income and disabled persons (including children), provided coverage to approximately 60 million Americans in 2009 at a projected cost of $262.4 billion. In addition, PPACA expands the categories of individuals eligible for Medicaid coverage and permits individuals with relatively higher incomes to qualify as well as institutes private sector health insurance reforms. Based upon CBO and CMS estimates, by 2019, PPACA will expand health insurance coverage to 32 to 34 million additional individuals (resulting in coverage to an estimated 93% of the legal U.S. population). However, PPACA also implements reduced Medicare and Medicaid program spending. In addition to these expenditures, obesity-related illnesses also constitute a considerable portion of U.S. healthcare costs. The Centers for Disease Control and Prevention reported that medical costs for obesity-related diseases rose as high as $147 billion in 2008 as compared to $74 billion in 1998. The table below illustrates historical and projected growth in public and private U.S. healthcare expenditures.

Source: Centers for Medicare & Medicaid Service, Office of the Actuary. Health spending projections based on the 2009 version of the National Health Expenditures released Summer 2009.

Reduction in the Number of Uninsured and Initiatives to Promote Primary Care.  In 2008, approximately 46 million Americans had no medical insurance. Since that time, the push for healthcare reform in the U.S. gained significant momentum and, in March 2010, President Obama signed into law PPACA. As a result, the number of uninsured Americans is expected to decrease from 46 million to approximately 14 million. We anticipate that the influx of approximately 32 million newly-insured Americans into the healthcare system will result in a substantial increase in the number of patient encounters within healthcare delivery systems, which may create a substantial need for additional medical office space. In addition, PPACA includes initiatives aimed at coordinating care, including emphasizing the relationship between patients and primary care physicians and preventative and wellness services. These initiatives may increase revenues for our tenants, as well as increasing demand for our medical office buildings.

Resilient Healthcare Labor Force.  Healthcare employment rates proved to be resilient over the past 20 years and enjoyed reliable, steady growth despite the occurrence of three economic recessions during the same period. As illustrated in the chart below, the healthcare industry has not experienced a period of negative payroll growth during the three most recent recessions. In addition, according to the U.S. Department of Labor’s Bureau of Labor Statistics, since 1990, the healthcare industry has experienced a long-term average monthly and quarterly payroll growth of 0.22% and 0.66%, respectively. As hospitals, physician groups and other healthcare providers continue to hire additional personnel to accommodate the increasing demand for medical services, we believe that new medical office buildings and healthcare-related facilities will be constructed and developed to house such personnel.

Medical Office Market Opportunity

We believe that certain significant trends in healthcare delivery and healthcare real estate fundamentals may positively affect the acquisition, ownership, management, development and re-development of medical office buildings and that these trends may continue to generate attractive investment opportunities for medical office space in the foreseeable future.

Increased Outpatient Visits.  As displayed in the graph below, the number of hospital outpatient visits in the United States has grown from 1,097 visits per 1,000 people in 1988 to 2,053 visits per 1,000 people in 2008. During that same period, the U.S. healthcare industry also experienced a decrease in the number of inpatient visits per capita which demonstrates the general shift from inpatient to outpatient procedures. We believe this emphasis on outpatient procedures is due primarily to (i) technological advances which allow for less invasive and more diagnostic procedures, (ii) changes in insurance reimbursement practices which encourage healthcare delivery in lower-cost facilities, (iii) increases in the number of cosmetic procedures which are performed on an outpatient basis and (iv) extended life expectancies and an aging population.

Source: American Hospital Association, TrendWatch Chartbook. Avalere Health analysis of American Hospital Association Annual Survey data, 2008, for community hospitals. US Census Bureau: National and State Population Estimates, July 1, 2008.

Recent Healthcare Reform.  PPACA will change how health care services are covered, delivered, and reimbursed through expanded coverage of uninsured individuals and reduced Medicare program spending. In addition, the new law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions intended to strengthen fraud and abuse enforcement.

The expansion of health insurance coverage under PPACA may result in a material increase in the number of individuals receiving services in our medical office buildings and nearby facilities who have either private or public program coverage. In addition, beginning January 1, 2011, PPACA provides for increased Medicare payments for certain services offered by physicians and other providers serving in health professional shortage areas. In 2013 and 2014, PPACA requires Medicaid payments to primary care physicians to be no less than 100% of Medicare rates. According to National Real Estate Investor, PPACA could drive the demand for as much as 60 million additional square feet of medical office space. This growth would represent a 14% increase from CoStar Group’s estimated 435 million leasable square feet in the medical office building sector at the end of 2009. However, it is difficult to predict the size of the potential revenue gains to us as a result of these elements of PPACA, because of uncertainty surrounding a number of material factors, including the following:

•

The number of previously uninsured individuals that will obtain coverage as a result of PPACA (while the CBO estimates 32 million, CMS estimates almost 34 million; both agencies made a number of assumptions to derive that figure, including how many individuals will ignore substantial subsidies and decide to pay the penalty rather than obtain health insurance and what percentage of people in the future will meet the new Medicaid income eligibility requirements);

•

The percentage of the newly insured patients that will be covered under the Medicaid program and the percentage that will be covered by private health insurers as well as the amount of payments made to providers under those policies; and

•

PPACA’s net economic effect, including the prohibition upon excluding individuals based upon pre-existing conditions and other health insurance reforms and the annual fee applied to all health insurers, on health insurers which in turn might cause them to seek to reduce payments to our tenants with respect to both newly insured individuals and their existing business.

Further, PPACA provides for significant reductions in Medicare and Medicaid spending. In addition, we are unable to predict the impact of PPACA on us due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation and possible amendment, as well as our inability to foresee how individuals and businesses will respond to the choices afforded them by the law.

Limited New Supply of Medical Office Space.  Due to recent economic conditions, existing construction projects and new construction starts as a percentage of existing medical office building inventories have continued to decline. We believe, however, that the reduced amount of new inventory will present us with attractive construction, development and re-development opportunities as demand for medical office space increases. The chart below illustrates that, as medical office building inventory has recently grown, the new supply as a percentage of inventory and new starts of Class A and B medical office buildings have correspondingly decreased.

Source: CoStar Group. As of June 21, 2010.

Redeployment of Capital.  The increased need for and use of expensive medical technology have placed considerable demands on the capital requirements of healthcare delivery systems, and we believe that healthcare delivery systems are increasingly directing their capital resources to investments in medical technologies needed to provide more comprehensive services to patients and to improve overall patient care and away from ownership of real estate projects. Accordingly, we believe that a growing number of healthcare delivery systems have determined that third-party ownership, management, development and re-development of medical office buildings, coupled with long-term leases, provide an attractive alternative to committing capital to direct ownership of real estate. We believe that many healthcare delivery systems could seek to sell existing medical office buildings to real estate operators such as us or rely upon third-party ownership, management and development of new facilities.

De-Centralization.  A healthcare delivery system’s organizational size and operational scale directly affect the profitability of its operations. In order to operate profitably within a managed care environment, we believe that healthcare delivery systems are aggressively seeking to increase patient populations while at the same time seeking to reduce overhead costs. This has led many healthcare delivery systems to seek to provide medical services through medical office buildings located in growing suburban population centers and designed to treat specific diseases and conditions. We believe that the construction and development of new medical office buildings in these centers will allow healthcare delivery systems to reach a greater number of potential patients while concurrently reducing costs related to obsolete infrastructure and technical inefficiencies.

Changing Physician Practices.  As healthcare delivery systems expand, physician practice groups frequently splinter or satellite into additional locations to retain existing patients as well as to attract new patients. In addition, individual physicians and physician groups often form independent physician associations, or IPAs, intended to increase their market share and reduce overhead through increased efficiencies and to attract higher reimbursement rates from insurers by becoming indispensible providers in their respective markets. Frequently, these physician practice groups will move into new medical office buildings that are constructed and developed in strategic alignment with the healthcare delivery systems. We believe that a significant number of these types of organizations have interest in a third party owning, managing, developing or re-developing their medical offices. There is also a trend of healthcare delivery systems as well as single-specialty and multi-specialty clinics acquiring physician practice groups. With respect to these acquired practice groups, we have often observed an ability to obtain longer term leases, centralized administration which results in more effective management, enhanced credit, higher growth potential and improved alignment with existing or potentially new strategic partners.

Increasing Competition Among Hospitals.  Increasing competition persists among healthcare delivery systems not only as they expand into new submarkets, but also at their existing core locations. In this competitive environment, healthcare delivery systems must provide medical office facilities for physicians that are convenient to their hospitals and clinical facilities. While this convenience has historically been important, it becomes more so as physicians are forced to become even more efficient. Further, healthcare delivery systems must utilize the latest technology and offer the most advanced medical procedures in order to attract both patients and physicians. To achieve these objectives, healthcare delivery systems are seeking new, modern medical office buildings.

OUR BUSINESS AND INITIAL PROPERTIES

Overview

We were recently organized to continue the business that Lea Richmond, III, our chairman and chief executive officer, began in 1975 of providing full service real estate solutions to healthcare delivery systems, including hospitals, multi-specialty clinics and physician practice groups. We are a fully-integrated, self-managed real estate company that acquires, owns, manages, develops and re-develops medical office buildings that are strategically aligned with healthcare delivery systems. Our medical office buildings are aligned with healthcare delivery systems through proximity, including on-campus properties, as well as through tenancy and other arrangements. Upon the closing of this offering and our formation transactions, we will own equity interests in 29 medical office buildings located in 10 states. Our initial properties have a total of more than 1.5 million leasable square feet and had an occupancy rate of approximately 89% as of June 30, 2010. As of June 30, 2010, approximately 94% of the leasable square footage of our initial properties was strategically aligned with a healthcare delivery system, with approximately 81% of the leasable square footage of our initial properties located on or adjacent to (within approximately  1/4 mile) a healthcare delivery system campus.

Our senior management team has extensive healthcare industry experience and knowledge of medical insurance reimbursement practices, government healthcare regulations, patient care coordination, clinical physician and physician group interdependencies as well as patient behaviors. This knowledge and experience provide us with a unique ability to plan, create and deliver attractive medical office solutions that offer significant value to healthcare delivery systems. We seek to develop strategic alliances at our medical office buildings by targeting financially sound and market leading healthcare delivery systems that offer critical services in sustainable markets. We believe that our excellent reputation and our targeted approach will generate an attractive pipeline of potential investment and development opportunities.

Our chairman and chief executive officer, Mr. Richmond, and our president, Scott C. Honan, have, respectively, 37 and 23 years of experience in real estate, with 36 and 10 years, respectively, dedicated to acquiring, financing, managing, leasing, marketing, developing and re-developing medical office buildings. Members of our senior management team at the closing of this offering, including Messrs. Richmond, Honan and Sweet, have worked with more than 40 healthcare delivery systems in multiple states and have been involved in the development or re-development of more than 3.3 million square feet of medical office properties and the acquisition of more than 2.9 million square feet of medical office properties.

We intend to elect and qualify as a REIT for federal income tax purposes beginning with our short taxable year ending December 31, 2010.

Competitive Strengths

We believe that, during Richmond Honan’s 35-year history, we have distinguished ourselves from other owners and operators of medical office buildings and enjoy significant competitive strengths which include, but are not limited to, the following:

Strategically Aligned Medical Office Buildings

We believe that successful medical office buildings offer a broad array of healthcare services in a complimentary manner. We seek to invest, through acquisitions and development, in well-located and well-designed medical office buildings housing a balanced mix of medical professionals and service providers, hospital-affiliated outpatient surgery and diagnostic centers, wellness facilities, and other amenities that can support the provision of coordinated and comprehensive patient care. We focus on medical office buildings that are strategically aligned with a healthcare delivery system through proximity, including on-campus properties, as well as through tenancy and other arrangements. Additionally, we seek medical office buildings that are designed to promote clinical interdependencies and care coordination such as the coordination of pediatrics and OB/GYN practices, imaging, diagnostic and surgery centers and other sub-specialties and facilities. We believe clinical interdependencies and care coordination at our medical office buildings create incentives for new tenants to choose our buildings and for existing tenants to remain in our buildings because independent medical practices become dependent upon, and benefit from, the variety and proximity of other medical practices and medical service providers located at or near our medical office buildings when seeking to deliver convenient comprehensive medical care to their patients. The medical office buildings that comprise our initial properties typically contain suites for physicians and physician practice groups and also include facilities that provide hospitals with ancillary and outpatient services, such as ambulatory surgery and diagnostic centers, imaging and diagnostic centers (offering diagnostic services not typically provided in physician offices or clinics) as well as rehabilitation and kidney dialysis centers.

We believe that proximity to a healthcare delivery system, together with modern amenities, tenant improvements tailored to specific needs, and up to date and vibrant common areas are all important factors when determining whether to pursue an investment opportunity in medical office space. We also believe that our business model, which focuses on owning medical office buildings that optimize patient care through strategic alliances with healthcare delivery systems, promotes long-term tenant relationships, lower tenant turnover rates and higher rents as compared to less focused business models. We recognize the factors that influence the success of medical office buildings, including community preferences, competition, geographic barriers and transportation routes, parking, safety and convenience. We evaluate each of these factors, with an understanding of medical insurance reimbursement practices, government healthcare regulations, patient care coordination, clinical physician and physician group interdependencies and patient behaviors, to create alliances with healthcare delivery systems that seek a sophisticated real estate partner.

Experienced Senior Management Team with Aligned Interests

We believe that the experience and creativity of our senior management team, in particular Messrs. Richmond and Honan, will provide significant opportunities for our future growth. At the closing of this offering, our senior management team will include Messrs. Richmond, Honan, LaGrone and Sweet who respectively have 37, 23, 26 and 8 years of experience in real estate, including acquiring, financing, managing, leasing, marketing, developing and re-developing medical office buildings. We believe that this experience translates into tangible results as evidenced by the fact that at June 30, 2010, the properties that are both owned and managed by our Predecessor and Affiliated Entities under the direction of Messrs. Richmond, Honan and LaGrone had an average occupancy of approximately 94%. We believe that the ownership, management, development and re-development of healthcare real estate is particularly complex as compared to certain other types of real estate and that operational success requires an intimate understanding of the dynamics associated with healthcare delivery systems, administrators, regulators and insurance companies. We believe that our senior management team has demonstrated this expertise over many years while working with a broad range of constituents.

Mr. Richmond founded his first medical office property development and management company in 1975 and since that time has recruited a significant number of physician-tenants to medical office buildings developed, owned or managed by Mr. Richmond and companies affiliated with him. Since joining Mr. Richmond in 2000, Mr. Honan has been largely responsible for creating, developing and implementing our strategic plan as well as overseeing our daily operations. During this time, Mr. Honan has overseen the development of approximately 500,000 square feet of new medical office space. Our senior management team, including Messrs. Richmond and Honan, will beneficially own approximately 5.5% of our common stock on a fully diluted basis, including approximately 803,910 of our OP units, following the closing of this offering and the formation transactions, and, consequently, their interests will be well-aligned with those of our stockholders.

Extensive Relationships Generating Attractive Pipeline

Our senior management team has established extensive personal and corporate relationships with many healthcare delivery systems from which we expect to derive acquisition and other investment opportunities, development referrals and tenant relationships. Many of our healthcare delivery system partners have collaborated with us on multiple strategic alliances spanning many years, including our three largest healthcare delivery system partners, with whom we have an average relationship of more than 18 years. We believe that we have developed a reputation among healthcare delivery systems of accessibility, reliability, trustworthiness and high customer satisfaction, leading to high occupancy rates and an attractive pipeline of investment opportunities. We intend to preserve and strengthen our business and reputation through expanding our relationships in the healthcare communities in our target markets while continuing to emphasize exceptional service and extensive community involvement.

Operating in an Industry and in Markets with Substantial Barriers to Entry

We believe that users of medical office properties increasingly prefer that owners have a dedicated healthcare focus and extensive industry knowledge and that these market preferences present significant barriers to entry into our business. Our business strategy of focusing on serving the healthcare industry has given us a deep understanding of the dynamics and complexities associated with medical insurance reimbursement practices, government healthcare regulations, patient care coordination clinical physician and physician group interdependencies as well as patient behaviors that drive the profitability of the healthcare delivery systems with whom we are strategically aligned. We believe that our long-time focus on the healthcare industry and historical performance provide us with immediate credibility with our strategic partners and allow us to pursue the acquisition, development and re-development of highly attractive medical office buildings. Additionally, we seek to capitalize on favorable demographic and population growth trends while creating particular local expertise. We have developed a comprehensive approach to property and operational management utilizing both our healthcare industry expertise and geographic familiarity to maximize the operating performance of our initial properties.

Fully-Integrated, Full Service Healthcare Services Provider

Healthcare delivery systems have complex real estate needs which often require long-range planning over multi-decade cycles. We have extensive experience and expertise spanning many years and industry cycles in finance, asset management, property management, acquisitions, leasing, marketing, development, re-development and construction. We employ highly skilled asset management and development professionals that have worked with us over many years and that have a proven track record of success. We believe that our fully-integrated approach and years of experience provide us with a competitive advantage relative to groups that do not offer a full range of services. We have demonstrated particular expertise in the development of multi-story medical office buildings located within high-density urban population centers as well as outlying suburban markets. We deploy sophisticated planning, management and development techniques that we have created and refined over many years and that have been recognized through numerous industry awards, including most recently the Building Owners and Managers Association, or BOMA, Houston 2009 Medical Office Building of the Year, BOMA Atlanta 2008 Medical Office Building of the Year and the BOMA International 2007-2008 Southern Region Award for medical office buildings.

Stable and Diverse Medical Tenant Base

We believe that a diversified, clinically interdependent tenant mix is essential to the success of any medical office building, and our deep understanding of the dynamics associated with tenant mix and clinical interdependency is a key to our success. We work closely with each of our healthcare delivery system partners to strategically diversify the tenant mix at our initial properties. We believe that our tenant base is stable and broadly diversified among physicians, physician practice groups and other medical service providers including hospital-owned ambulatory surgery and diagnostic centers, as well as imaging and rehabilitation centers. While all of our tenants service the healthcare industry, our tenants are intentionally diversified by type of medical practice, medical specialty and sub-specialty, as well as by the nature of the services that they provide. We believe that our business strategy results in lower tenant turnover rates because our tenants’ leasing decisions are influenced, in part, by their desire to maintain a relationship with the associated healthcare delivery system, to maintain relationships with other tenants in the building and to benefit from their own capital investments in the space that they lease from us. Furthermore, our lease renewal rates at our initial properties were 87% in 2009, 91% in 2008 and 70% in 2007. Our average renewal term at our initial properties in 2009 was approximately six years. As of June 30, 2010, tenants in our initial properties had an average remaining lease term of approximately six years with leases representing 2.1%, 6.5%, 5.6% and 74.6% of our leasable square footage expiring in 2010, 2011, 2012 and beyond 2012, respectively.

Business and Growth Strategies

We target medical office buildings that are strategically aligned with healthcare delivery systems in order to serve our tenants’ needs and maximize value for our stockholders. Our business strategy consists of the following key elements:

Develop and Maintain Strategic Relationships

We believe that long-term relationships are critical to our operations and success, and our chairman and chief executive officer has been pursuing and building these relationships in our targeted asset class for over 35 years. We believe that we are a differentiated partner relative to our competitors because of our disciplined focus on partnering with healthcare delivery systems and our deep understanding of the challenges and opportunities presented in the healthcare real estate industry. On these bases, we believe that we have developed an excellent reputation that supports the establishment and development of new relationships. We intend to build upon our existing relationships with both for-profit and not-for-profit healthcare delivery systems to establish long-term lease arrangements and other strategic alignments with new healthcare delivery systems. We also seek to foster our relationships with real estate brokers, advisors and consultants who have previously served as sources of real estate investment opportunities. Further, we intend to build upon our existing relationships and establish new relationships with other developers to generate additional sources of investment opportunities. We anticipate that our partnerships with other developers could become a meaningful part of our business in the future. We have historically financed real property acquisitions and developments, in part, through limited liability companies or limited partnerships in which the tenants provided a portion of the equity capital. This collaborative approach created an alignment of interests and fostered long-term, successful working relationships. We will seek to replicate this model using OP units when appropriate opportunities present themselves.

Selective Acquisitions and Development

We intend to leverage our senior management team’s proven acquisition and development track record to continue to grow our portfolio of strategically aligned medical office buildings by selectively acquiring existing medical office buildings and by selectively developing and re-developing new medical office buildings in communities in need of additional or revitalized healthcare facilities. We will focus on medical office buildings that are strategically aligned with healthcare delivery systems and that are recognized and serve as preferred community healthcare destinations.

We seek medical office buildings that have predictable capital needs and costs. As the cost of owning, developing and re-developing medical office buildings rises due to evolving technology and design, we believe that financing will be most readily available to large healthcare delivery systems with strong balance sheets and well-capitalized owners and developers. Our focus on acquiring, developing and re-developing medical office buildings located on or adjacent to medical campuses or that otherwise are strategically aligned with healthcare delivery systems is important to our future growth.

Active Management of Our Medical Office Buildings

We have developed a comprehensive approach to asset and property management with the success of our approach being evidenced by our high rate of tenant renewals at the properties comprising our Affiliated Portfolio. For the years ended December 31, 2009, 2008 and 2007, our lease renewal rates at the properties both owned and managed by our Predecessor and our Affiliated Entities were 100%, 100% and 97%, respectively. Our average lease renewal term at the properties both owned and managed by our Predecessor and Affiliated

Entities in 2009 was approximately nine years. Our property management services include vendor coordination, budgeting, rent collection, preventative maintenance, contractual and regulatory compliance evaluations and modification, leasing and tenant relations. Our asset management team works closely with property management and leasing to implement both proactive and preventative measures focused on increasing net income, tenant satisfaction and asset value. Asset management oversees and actively participates in the regular review of operating budgets and performance. We analyze the asset with particular emphasis on its relative market position as well as its building life cycle position. Asset and property managements’ goal is to provide quality products and stabilize tenants thereby maximizing our return on investment. We take both short- and long-term views implementing measures to safeguard against operating expense exposure through the implementation of operating efficiency controls and rent structures which allow for additional rent charges when operating expenses unavoidably increase. We understand that, in order to maximize the value of our investments, our tenants and strategic partners must prosper as well. Therefore, we are committed to maintaining and managing our initial properties in a manner that meets and exceeds the needs of these constituents.

We also intend to maximize the cash flow from our medical office buildings not only through our comprehensive approach to property and asset management, but also through proactively analyzing re-development and other opportunities to increase net income and return on investment. We believe that our scalable internal resources and platform will allow us to grow our business in a cost-effective manner by limiting the additional marginal costs which we might otherwise incur. We further seek to execute leases that have automatic annual rent increases. As of June 30, 2010, for example, leases representing approximately 96% of our initial properties’ annualized rent provide for some form of rent escalation. Specifically, leases representing 72% of our initial properties’ annualized rent have automatic annual rental increases, with a weighted average increase of approximately 2.7%. In addition, leases representing approximately 5% of the initial properties’ annualized rent as of June 30, 2010 provide for annual rent escalation based upon the consumer price index. Finally, leases representing approximately 19% of the initial properties’ annualized rent as of June 30, 2010 provide for rent escalation based on either the consumer price index or fixed amounts at scheduled dates other than on an annual basis.

We intend to hire third-party property managers to manage certain medical office buildings when we believe that it is more cost-effective than managing a building ourselves. Following the closing of this offering and the formation transactions, 21 of our initial properties, all of which comprise the Ziegler Portfolio, will be managed by third parties. We intend to maintain close oversight of these managed properties and will internalize that management, as possible, if we believe it would be more effective to do so from cost and operational perspectives.

Balance Sheet Management

We believe that our strong balance sheet and liquidity will provide us with a competitive advantage. We will seek to manage our balance sheet by maintaining a low-leverage capital structure while also managing our variable interest rate exposure. We intend to limit our overall debt level to not more than 50% of our gross assets, although there are no restrictions in our governing documents or otherwise that place any limit on the amount of indebtedness that we may incur and we may exceed this level from time to time. When achievable, our goal is to obtain a credit rating that will allow us to issue investment grade unsecured corporate debt. Upon completion of this offering and application of the use of proceeds as described in “Use of Proceeds,” we will have approximately $132.7 million in outstanding indebtedness. Seventeen of our initial properties, containing 755,476 square feet and representing approximately 50% of our total leasable square feet, will be unencumbered by indebtedness.

We intend to finance future growth with sources that may include issuances of common stock, preferred stock or debt securities through public offerings or private placements, incurring additional debt through secured or unsecured borrowings, issuing OP units in exchange for contributed properties, entering into joint venture arrangements or borrowing under the credit facility that we expect to procure following completion of this offering and the formation transactions or other borrowing arrangements. We may be unable to access any or all of these sources of capital on favorable terms, or at all. To finance the construction of development and re-development projects, we expect to rely primarily upon secured construction financing. Upon completion of construction of a development or re-development project, we would likely repay the construction financing with proceeds of a mortgage loan secured by the medical office building or other of our unencumbered medical office buildings.

Selective Dispositions

While our goal is to acquire and hold well-located and well-designed medical office buildings on a long-term basis, we will continually evaluate our portfolio to identify properties that no longer align with our strategic objectives or where the sale of such properties would be in the best interests of our stockholders.

Our Initial Properties

Following completion of this offering and our other formation transactions, we will own 29 medical office buildings located in 10 states as well as the Cypress Land. Our initial properties contain over 1.5 million square feet of leasable space and, as of June 30, 2010, had average remaining lease terms of approximately six years.

As shown in the chart below, our initial properties include facilities that are:

•	strategically aligned with, and located on or adjacent to, a healthcare delivery system campus;

•	strategically aligned with, but not located on or adjacent to, a healthcare delivery system campus; and

•	neither strategically aligned with, nor located on or adjacent to, a healthcare delivery system campus.

All percentages shown below are based upon leasable square feet at our initial properties.

Healthcare Delivery System Campus Proximity and Alignment(1)

(1)

Throughout the prospectus, we refer to “on-campus” properties as those medical office buildings located on or adjacent to (within approximately  1/4 mile) a healthcare delivery system campus. Data is as of June 30, 2010.

Summary Information for Our Initial Properties

The following table provides summary and other information regarding our initial properties:

Property	Location	Ownership Interest	Year Built (1)	Leasable Square Feet	Occupancy as of June 30, 2010(2)		Annualized Rent Revenue as of June 30, 2010(3)	Annualized Rent Revenue Per Occupied Square Foot as of June 30, 2010
Predecessor:

Alpharetta Pediatric Center(3)	Alpharetta, GA	87.5%	2007	64,895	92.7%		$1,743,148	$28.96

Scottish Rite Medical Arts(3)	Atlanta, GA	77%	1989	92,567	100.0	%(4)	2,758,366	29.80

Affiliated Portfolio:
975 Johnson Ferry(5)	Atlanta, GA	100%	1984	100,054	97.8%		2,517,460	25.73

Cypress MOB I(3)	Houston, TX	86%	2005	144,456	100.0%		2,812,659	19.47

LifeHope Medical Offices(3)(6)	Tampa, FL	89%	2007	96,868	69.6%		1,911,321	28.34

Northside Alpharetta I(7)	Alpharetta, GA	100%	1993	95,778	73.8%		1,193,084	16.88

Northside Alpharetta II(7)(8)	Alpharetta, GA	100%	1999	190,675	72.8%		2,344,486	16.89

Northside Tower(3)(9)	Atlanta, GA	83.5%	2006	149,709	100.0%		4,259,294	28.45

Ziegler Portfolio:
220 Jasper	Jasper, GA	100%	2003	18,325	100.0%		358,522	19.56

620 Jasper	Jasper, GA	100%	2003	18,622	100.0%		364,387	19.57

Arrowhead Commons	Glendale, AZ	100%	2004	12,800	100.0%		305,180	23.84

Aurora MOB—Shawano(10)	Shawano, WI	100%	2010	9,112	100.0%		176,226	19.34

Austell MOB	Austell, GA	100%	1971	14,598	100.0%		287,642	19.70

Canton MOB	Canton, GA	100%	1994	38,098	100.0%		748,900	19.66

Decatur MOB	Decatur, GA	100%	1974	13,300	100.0%		307,821	23.14

El Paso MOB	El Paso, TX	100%	1987	21,777	100.0%		338,677	15.55

Farmington Professional Pavilion	Farmington, MI	100%	1972	21,338	53.0%		198,991	17.60

Firehouse Square	West Allis, WI	100%	2002	17,265	100.0%		357,960	20.73

Hackley Medical Center	Norton Shores, MI	100%	1968	44,099	96.6%		748,866	17.59

Ingham Regional Medical Center(11)	Okemos, MI	100%	1994	26,783	26.6%		110,453	15.50

MeadowView Professional Center	Kingsport, TN	100%	2005	64,200	100.0%		1,658,136	25.83

Mid Coast Hospital MOB(3)	Brunswick, ME	91%	2008	44,677	100.0%		1,123,729	25.15

New Albany Professional Building	New Albany, OH	100%	2000	17,213	100.0%		303,156	17.61

Northpark Trail	Stockbridge, GA	100%	2001	14,223	42.5%		128,097	21.17

Papp Clinic	Newnan, GA	100%	1996	31,213	100.0%		417,510	13.38

Remington Medical Commons	Bolingbrook, IL	100%	2008	37,240	68.9%		589,003	22.95

Stonecreek Family Health Center	Pickerington, OH	100%	1996	20,329	85.5%		278,764	16.04

Summit Healthplex	Newnan, GA	100%	2002	67,334	100.0%		2,054,220	30.51

Valley West Hospital MOB	Sandwich, IL	100%	2007	37,672	91.5%		718,080	20.84

Initial Properties Total/Weighted Average:				1,525,220	88.8%		$31,114,138	$22.97

(1)	Represents the year that the medical office building was first occupied by tenants. Messrs. Richmond or Honan were involved in the development of each of the properties of our Predecessor and held within our Affiliated Portfolio.

(2)	Occupancy is calculated by dividing the total occupied leasable square feet as of June 30, 2010 by the total leasable square feet, in each case, taking into account each tenant’s pro rata share of common area of the building.

(3)	Annualized rent revenue as of June 30, 2010 is calculated by multiplying the monthly contractual rent under existing leases at June 30, 2010 by 12. Because annualized rent revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized rent amounts shown in this table. Annualized rent revenue represents the aggregate rent at each property and does not reflect our pro rata interest in such revenue with respect to those properties in which we hold less than a 100% ownership interest.

(4)	Occupancy for this building is based upon square feet used and leased by the tenants without reference to each tenant’s pro rata share of common area of the building.

(5)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $30,256 at June 30, 2010. Tenant rental abatements and concessions generally fluctuate over the course of a year but, under leases in effect at June 30, 2010, such abatements and concessions will not exceed $30,256 for the 12 months ending June 30, 2011. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(6)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $414,893 at June 30, 2010. Tenant rental abatements and concessions generally fluctuate over the course of a year but, under leases in effect at June 30, 2010, such abatements and concessions will not exceed $414,893 for the 12 months ending June 30, 2011. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(7)	We executed a definitive agreement in July 2010 to acquire Northside Alpharetta I and II. Concurrent with the closing of our acquisition of Northside Alpharetta I, we expect to execute a new lease with Northside Hospital for approximately 15,900 leasable square feet at Northside Alpharetta I.

(8)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $178,780 at June 30, 2010. Tenant rental abatements and concessions generally fluctuate over the course of a year but, under leases in effect at June 30, 2010, such abatements and concessions will not exceed $178,780 for the 12 months ending June 30, 2011. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(9)	The amounts shown above reflect tenant rental abatements and concessions in the annualized amount of $58,240 at June 30, 2010. Tenant rental abatements and concessions generally fluctuate over the course of a year but, under leases in effect at June 30, 2010, such abatements and concessions will not exceed $58,240 for the 12 months ending June 30, 2011. Annualized tenant rental abatements and concessions are calculated by multiplying the tenant abatements and concessions under existing leases for the month ended June 30, 2010 by 12.

(10)	Beginning on April 19, 2010, Aurora Healthcare occupied 100% of this building.

(11)	The sole remaining tenant at this building vacated the remaining space during the third quarter of 2010.

Campus Proximity and Healthcare Delivery System Alignment of Our Initial Properties

The following table provides information regarding the campus proximity, healthcare delivery system alignment and type of alignment of the medical office buildings that comprise our initial properties.

Property	Campus Proximity(1)	Healthcare Delivery System Strategic Alignment	Alignment Type
220 Jasper	On-campus	Piedmont Hospital	Tenant Lease

620 Jasper	On-campus	Piedmont Hospital	Tenant Lease

975 Johnson Ferry	On-campus	Northside Hospital; Children’s Healthcare of Atlanta	Tenant Leases

Alpharetta Pediatric Center	On-campus	Northside Hospital	Ground Lease and Tenant Leases

Austell MOB	On-campus	WellStar HealthSystem	Proximity

Canton MOB	On-campus	Northside Hospital	Proximity

Cypress MOB I	On-campus	Kelsey-Seybold Clinic	Tenant Lease

El Paso MOB	On-campus	Hospital Corporation of America	Tenant Lease

LifeHope Medical Offices	On-campus	University Community Health(2)	Ground Lease and Tenant Leases

MeadowView Professional Center	On-campus	Holston Medical Group	Tenant Lease

Mid Coast Hospital MOB	On-campus	Mid Coast Hospital	Ground Lease and Tenant Leases

Northside Alpharetta I	On-campus	Northside Hospital	Ground Lease and Tenant Leases

Northside Alpharetta II	On-campus	Northside Hospital	Ground Lease and Tenant Leases

Northside Tower	On-campus	Northside Hospital	Air Lease and Tenant Leases

Remington Medical Commons	On-campus	Adventist Health System	Proximity

Scottish Rite Medical Arts	On-campus	Children’s Healthcare of Atlanta	Ground Lease and Tenant Leases

Valley West Hospital MOB	On-campus	Kish Health System	Ground Lease and Tenant Leases

Arrowhead Commons	Off-campus	N/A	N/A

Aurora MOB—Shawano	Off-campus	Aurora Health Care	Tenant Lease

Decatur MOB	Off-campus	N/A	N/A

Farmington Professional Pavilion	Off-campus	Botsford Hospital	Tenant Lease

Firehouse Square	Off-campus	Aurora Health Care	Tenant Lease

Hackley Medical Center	Off-campus	Trinity Health	Tenant Lease

Ingham Regional Medical Center	Off-campus	N/A	N/A

New Albany Professional Building	Off-campus	N/A	N/A

Property	Campus Proximity(1)	Healthcare Delivery System Strategic Alignment	Alignment Type
Northpark Trail	Off-campus	N/A	N/A

Papp Clinic	Off-campus	Papp Clinic	Tenant Lease

Stonecreek Family Health Center	Off-campus	Trinity Health System	Tenant Lease

Summit Healthplex	Off-campus	Piedmont Hospital	Tenant Lease

Percent of total leasable square feet of initial properties located on-campus: 81%

Percent of total leasable square feet of initial properties aligned with a healthcare delivery system: 94%

(1)	Throughout this prospectus, we refer to “on-campus” properties as those medical office buildings located on or adjacent to (within approximately 1/4 mile) a healthcare delivery system campus.

(2)	In September 2010, University Community Health merged with the Adventist Health System.

Description of Initial Properties

Affiliated Portfolio

975 Johnson Ferry—975 Johnson Ferry Road, Atlanta, GA.  The medical office building at 975 Johnson Ferry Road in Atlanta, Georgia was developed by Mr. Richmond in 1984 and contains 100,054 leasable square feet spanning five floors. This property also offers the potential opportunity for a future phase and expansion. The building had an occupancy rate of approximately 98% as of June 30, 2010 and is leased to multiple hospital systems as well as physicians specializing in breast care, neurology and plastic surgery. Northside Hospital operates an outpatient surgery center on the first floor of this building. According to Northside Hospital, Northside Hospital-Atlanta diagnoses and treats more cases of breast and gynecological cancer than any other hospital in the southeastern United States and treats more prostate cancer than any other hospital in the United States. The largest physician tenants are Breast Care Specialists, a practice specializing in the provision of in-house surgical and diagnostic breast care, and Atlanta Plastic Surgery, a reconstructive and cosmetic surgical group that provides adult and pediatric services. An associated parking deck provides covered parking as well as an additional source of income. 975 Johnson Ferry is located approximately one-half mile from GA 400 and is adjacent to the main campus of Northside Hospital and Children’s Healthcare of Atlanta. Saint Joseph’s Hospital and the Emory Clinic are located approximately one-half mile from the property. Atlanta’s rapid rail, MARTA, has located its Medical Center stop within one-half mile of the building. This property may be subject to a ground and air lease arrangement at the option of Northside Hospital in 2015, in which case the property will receive additional income in the form of air space rent from Northside Hospital, Inc. in an amount to be determined based upon the fair market value of the air space lease premises at the time the option is exercised. See “—Ground and Air Space Leases” below.

Alpharetta Pediatric Center—3300 Old Milton Parkway, Alpharetta, GA.  The Alpharetta Pediatric Center located in Alpharetta, Georgia was developed by affiliates of Messrs. Richmond and Honan in 2007. It is comprised of a three-story medical office building containing 64,895 leasable square feet with an occupancy rate of approximately 93% as of June 30, 2010. This tenant community represents a center of both general and specialized pediatrics. It includes specialties such as pediatric Surgery, Cardiology, Pulmonology, Nephrology, Neurology, Craniofacial Plastic Surgery, Ear, Nose, and Throat and Orthopedics. Not just a medical office building, it is a pediatric center, which on the whole, based on our observations, operates much like a healthcare delivery system in that it offers comprehensive pediatric care in one location. Northside Hospital provides pediatric imaging, audiology and lab services. Children’s Healthcare of Atlanta leases space for a pediatric orthotics lab. The Alpharetta Pediatric Center is strategically located adjacent to a large concentration of obstetrics and pediatrics on Northside Hospital’s Alpharetta medical campus. According to Northside Hospital, Northside Hospital—Atlanta delivered more babies in 2009 than any other hospital in the United States, with Northside Hospital—Atlanta receiving the J.D. Power and

Associates Distinguished Hospital Award for Maternity Services in 2009. Located 0.2 miles from Georgia 400, this location serves as the northern outpost for most of the tenants which occupy multiple locations. Property amenities include lobby entrances on floors one and two each providing a convenient drop-off location. A number of the physician tenants in this building who currently have ownership interests in the property elected to receive OP units in connection with the formation transactions. This property is subject to a ground lease. See “—Ground and Air Space Leases” below.

Cypress MOB I—15655 Cypress Woods Medical Drive, Houston, TX.  The Cypress MOB I property in Houston, Texas was developed by affiliates of Messrs. Richmond and Honan in 2005. It is comprised of a four-story medical office building spanning 144,456 leasable square feet. It was 100% leased to a multi-specialty clinic, the Kelsey-Seybold Clinic, as well as to tenants providing primary care and neurology services, a pharmacy and a surgery center as of June 30, 2010. Kelsey-Seybold is a multi-specialty clinic with over 350 physicians and 19 locations. While Kelsey-Seybold Clinic is the tenant for the 125,000 square foot lease, St. Luke’s Episcopal Health System provides additional credit through their guarantee. The Kelsey lease had a remaining term of 121 months as of June 30, 2010. Cypress MOB I is located on the Cypress Woods Medical Campus in Houston, Texas and is adjacent to a senior living facility and the Cypress Land. Cypress MOB I was named the BOMA Medical Office Building of the Year for Houston in 2009.

LifeHope Medical Offices—3000 Medical Park Drive, Tampa, FL.  The LifeHope Medical Offices property, which was developed by affiliates of Messrs. Richmond and Honan in 2007, is located on the University Community Hospital campus in Tampa, Florida. University Community Health merged with the Adventist Health System in September 2010. The medical office building is a five-story medical office building with 96,868 leasable square feet. The building was approximately 70% occupied as of June 30, 2010. In the building, University Community Health offers Women’s Health programs in areas such as breast care and heart health. The hospital also offers general services including diagnostic imaging and bariatrics. Physician tenants including specialists in obstetrics, gynecology, oncology, cardiology and bariatrics compliment the hospital’s services, which creates efficiencies in patient care. The average remaining term for this asset is approximately ten years. With University of South Florida’s medical campus to the East and South, the building is situated within a concentration of healthcare providers beyond that of the on-campus healthcare delivery system. The building’s common area provides a chapel for the use of patients and staff. A number of the physician tenants in this building who currently have ownership interests in the property elected to receive OP units in connection with the formation transactions. This property is subject to a ground lease. See “—Ground and Air Space Leases” below.

Northside Alpharetta I—3400 A Old Milton Parkway, Alpharetta, GA.  The Northside Alpharetta I property in Alpharetta, Georgia was developed by Mr. Richmond in 1993 and was one of the two initial buildings on the Northside Alpharetta medical campus. It was constructed alongside the hospital’s linear accelerator facility, the first building constructed by Mr. Richmond. It is a five-story medical office building containing 95,778 leasable square feet. Its occupancy was approximately 74% a of June 30, 2010. Concurrent with the closing of our acquisition of Northside Alpharetta I, we expect to execute a new lease with Northside Hospital for an additional approximately 15,900 square feet at this building and a separate tenant has executed a new lease for 1,322 square feet at this property subsequent to June 30, 2010. We expect to receive an aggregate of approximately $280,350 of annual rent on a straight-line basis from these two leases during 2011. Northside Hospital provides cardiology and cardio-vascular services at the property. The largest physician tenant is a primary care practice which fuels the referral for the Northside Alpharetta physician specialists. Other physician practices include, hand specialists, hormone health and pediatrics. In addition, on September 20, 2010, the Georgia Department of Community Health approved Northside Hospital’s application for a certificate of need with respect to providing ambulatory surgery services at this property. This property also contains a pharmacy. Building amenities include secured, covered physician parking on the first level of the building as well as patient and employee parking from a deck shared with Northside Alpharetta II which is adjacent to this building and connected via an underground tunnel. A covered walkway provides protection from the elements while accessing the building from the patient drop-off location as well as the parking deck. This property will be subject to a ground lease. See “—Ground and Air Space Leases” below.

Northside Alpharetta II—3400 C Old Milton Parkway, Alpharetta, GA.  The Northside Alpharetta II property in Alpharetta, Georgia was developed by Cousins Richmond, the then health care division of Cousins Properties Inc., an Atlanta-based REIT listed on the NYSE, in 1999 and was the third building constructed on the Northside Alpharetta medical campus. It is a five-story medical office building containing 190,675 leasable square feet. Its occupancy was approximately 73% as of June 30, 2010. A new tenant executed a lease for 11,178 square feet at this property subsequent to June 30, 2010. We expect to receive approximately $161,000 of annual rent on a straight-line basis from this lease during 2011. Northside Hospital provides pre-operation admissions and concierge services, diagnostic imaging and pain treatment at the property. The building contains approximately 26,000 square feet of patient-referring adult and pediatric primary care practices. Specialists in the building include urology, orthopedics, cardiology, dermatology, gynecology and general surgery. Building amenities include patient and employee parking from a deck shared with Northside Alpharetta I which is adjacent to this building and connected via an underground tunnel. A covered walkway provides protection from the elements while accessing the building from the patient drop-off location as well as the parking deck. This property will be subject to a ground lease. See “—Ground and Air Space Leases” below.

Northside Tower—5670 Peachtree Dunwoody Road, Atlanta, GA.  The Northside Tower, which is located on Northside Hospital’s main 537-bed campus in Atlanta, Georgia, is a five-story medical office building developed in 2006 by affiliates of Messrs. Richmond and Honan. It is comprised of 149,709 leasable square feet and was 100% occupied as of June 30, 2010. It is leased to primary care physicians as well as to specialists providing services such as oncology, obstetrics, gynecology, urology and neurosurgery. The building was constructed on top of a seven-story parking deck containing over nine hundred spaces. It is also connected to Northside Hospital via two conditioned connections. It is conveniently located adjacent to the MARTA’s Medical Center rapid rail station. Among other amenities, this building contains a surgery and diagnostic center, pharmacy, multiple covered drop-off locations and covered parking. According to Northside Hospital, Northside Hospital—Atlanta performs more surgery than at any other hospital in the State of Georgia. Northside Tower received the BOMA International 2007-2008 Southern Region Award for medical office buildings. A number of the physician tenants who currently have ownership interests in the building elected to receive OP units in connection with the formation transactions. This property is subject to an air space agreement. See “—Ground and Air Space Leases” below.

Scottish Rite Medical Arts—5455 Meridian Mark Drive, Atlanta, GA.  The Scottish Rite Medical Arts property, which was developed by Mr. Richmond in 1989 and is located on the Scottish Rite campus of Children’s Healthcare of Atlanta, is a five-story pediatric specialty facility that contains 92,567 leasable square feet. The medical office building was 100% occupied as of June 30, 2010. A number of the physician tenants have continued to renew and expand their leases since the building’s inception, including the hospital tenant and physician tenants specializing in pediatric surgery, ear, nose and throat and neurosurgery. The hospital has also grown its leases considerably now occupying over 80% of the building. This expansion is fueled by acquisition of occupying physician groups as well as the addition of square footage for their own services including neuropsychology, craniofacial surgery, oncology and hematology. The building is connected to the hospital via an underground tunnel. Parking is provided by an adjacent parking deck which is shared with the hospital. The building also receives parking income from its portion of the deck. Scottish Rite Medical Arts is located approximately one-half mile from GA 400 and is served by both rapid rail lines and bus transportation. A number of the former physician tenants who currently have ownership interests in the building elected to receive OP units in connection with the formation transactions. This property is subject to the terms of a ground lease. See “—Ground and Air Space Leases” below.

Cypress Land.  For a description of the Cypress Land, please see “Development Opportunities.”

Ziegler Portfolio

220 Jasper—220 J.L. White Drive, Jasper, Georgia.  220 Jasper is a one-story, 18,325 square foot medical office building that was acquired by the Ziegler Entities in June 2007. The building is located adjacent to Piedmont Mountainside Hospital and 620 Jasper, another of our initial properties. Piedmont Mountainside Hospital is a 42-bed acute care facility with over 350 employees and 130 physicians and was ranked number two in patient satisfaction among metro Atlanta hospitals according to the Hospital Consumer Assessment of Healthcare Providers and Systems, or HCAHPS, survey released in March 2009. Piedmont Healthcare is a healthcare system that includes four acute care hospital facilities and large physician practices located throughout the Atlanta metropolitan area. Piedmont Healthcare is the primary tenant in 220 Jasper and 620 Jasper, with leases extending into 2016 and beyond. As of June 30, 2010, the building was 100% occupied.

620 Jasper—620 J.L. White Drive, Jasper Georgia.  620 Jasper is a one-story, 18,622 square foot medical office building that was acquired by the Ziegler Entities in June 2007. The building is located adjacent to Piedmont Mountainside Hospital and 220 Jasper. Piedmont Healthcare is the primary tenant in 220 Jasper and 620 Jasper, with leases extending into 2016 and beyond. As of June 30, 2010, the building was 100% occupied.

Arrowhead Commons—18275 North 59th Avenue, Glendale, Arizona.  Arrowhead Commons is a 12,800 square foot medical office building acquired by the Ziegler Entities in May 2008. As of June 30, 2010, the building was 100% occupied by a family practice and physical therapy group. The Paseo Family Physicians provides full-service primary care medicine, wellness, and prevention to children, adolescents, and adults in the region. Physical Therapy Solutions, the other tenant in the Arrowhead Commons property, specializes in rehabilitation of injuries and the treatment of pain. Both tenants have occupied the building since it was constructed in 2004 and have leases extending into 2014. The property is the largest building in a 14 building medical condo association and is located between Arrowhead Hospital and Banner Thunderbird Medical Campus, two major hospitals in the area.

Aurora MOB-Shawano—1346 East Green Bay Street, Shawano, Wisconsin.  Aurora MOB-Shawano is a newly constructed one-story, 9,112 square foot medical office building whose development was funded by the Ziegler Entities. The building, which was completed in April 2010, is 100% occupied and leased to Aurora Health Care through 2025. Aurora Health Care is one of the largest healthcare providers in the state of Wisconsin and serves more than 90 communities throughout eastern Wisconsin with 13 hospitals, over 140 clinics and more than 3,400 affiliated physicians. The Aurora MOB-Shawano houses family medicine physicians who offer the full spectrum of medical treatment for patients from newborns to the elderly. Laboratory and diagnostic testing are also offered at the facility. Aurora Health Care guarantees the lease payments for this medical office building.

Austell MOB—1668 Mulkey Road, Austell, Georgia.  Austell MOB is a two-story, 14,598 square foot medical office building that was acquired by the Ziegler Entities in June 2008. Austell MOB is a multi-tenant building occupied by specialties, including orthopedics and sports medicine, ear, nose and throat, plastic surgery, nephrology and hypertension, and pediatric dentistry. Austell MOB is located adjacent to WellStar Cobb Hospital, a 382-bed hospital. As of June 30, 2010, the building was 100% occupied.

Canton MOB—320 Hospital Drive, Canton, Georgia.  Canton MOB is a two-story, 38,098 square foot medical office building that was acquired by the Ziegler Entities in May 2007. The building is adjacent to Northside Cherokee Hospital and home to North Georgia Medical Associates, a large multi-specialty practice founded in 1981. The physician practice group offers services in primary care, pediatrics, family medicine, gastroenterology, cardiology, neurology and pulmonary medicine. Additionally the building includes a Women’s Breast Health Center, a fully certified Diabetic Counseling and Education Program, and the North Georgia Outpatient Endoscopy Center. As of June 30, 2010, the building was approximately 100% occupied. The lease for the North Georgia Medical Associates extends into 2012. During the quarter ended June 30, 2010, North Georgia Medical Associates expanded into the remaining vacant leasable space at the property, bringing occupancy to 100% as of June 30, 2010.

Decatur MOB—2685 Milscott Drive, Decatur, Georgia.  Decatur MOB is a two-story, 13,300 square foot medical office building that was acquired by the Ziegler Entities in October 2007. As of June 30, 2010, the building was 100% occupied by Georgia Urology, a large private urology group. Georgia Urology’s lease extends through 2016 with nearly half of the facility operating as medical office space and the other half operating as an ambulatory surgery and diagnostic center. Georgia Urology is also a tenant in four of our other initial properties. Decatur MOB, one of our off-campus properties, is located one-half mile from the DeKalb Medical Center.

El Paso MOB—10420 Vista del Sol Drive, El Paso, Texas.  El Paso MOB is a two-story, 21,777 square foot medical office building that was acquired by the Ziegler Entities in August 2006. The property is located adjacent to the Del Sol Medical Center, a 336-bed acute care hospital specializing in emergency medicine, cardiovascular care, oncology, neuroscience, maternal/child services, women’s services, and rehabilitation. The Del Sol Medical Center is owned by Hospital Corporation of America (HCA). As of June 30, 2010, the building was 100% occupied. The Del Sol Medical Center leases 66% of El Paso MOB for diagnostics and imaging services. In May 2009, the Del Sol Medical Center extended the term of its lease for an additional ten years though April 2019. The remainder of El Paso MOB is occupied by Fresenius Medical Care, a significant provider of dialysis services. Fresenius Medical Care extended its lease in November 2009 for an additional five years through May 2015.

Farmington Professional Pavilion—23133 Orchard Lake Road, Farmington, Michigan.  Farmington Professional Pavilion is a two-story 21,338 square foot medical office building that was acquired by the Ziegler Entities in January 2006. As of June 30, 2010, Farmington Professional Pavilion was approximately 53% occupied. Botsford General Hospital, an independent, 330-bed community teaching hospital, occupies 34% of the building for a pediatrics clinic pursuant to a lease that extends through 2011. Botsford Hospital, a nationally recognized teaching facility, is part of the Statewide Campus System for the Michigan State University College of Osteopathic Medicine.

Firehouse Square—7220 West National Avenue, West Allis, Wisconsin.  Firehouse Square, located near Milwaukee, Wisconsin, is a one-story, 17,265 square foot medical office building that was acquired by the Ziegler Entities in August 2007. As of June 30, 2010, the building was 100% occupied by Aurora Health Care through 2018. Firehouse Square is located near Aurora Health Care’s West Allis Memorial Hospital and is less than four miles from the Milwaukee Regional Medical Center, which includes the Medical College of Wisconsin, Children’s Hospital of Wisconsin and Froedtert Hospital. Aurora Health Care guarantees the lease payments for Firehouse Square. The primary tenant at Firehouse Square has the option during the remaining lease term, subject to certain timing notice requirements, to purchase this property at its fair market value. The lease for this tenant expires on March 31, 2018 and the tenant has the right to exercise three five year extensions. If the parties do not agree upon a fair market value for this property following exercise by the tenant of its purchase option, the fair market value will be determined by an independent third party appraisal process.

Hackley Medical Center—3535 Park Street, Norton Shores, Michigan.  Hackley Medical Center is a one-story, 44,099 square foot medical office building that was acquired by the Ziegler Entities in December 2006. Hackley Hospital, a part of Trinity Health, occupies six out of the twelve suites in the building, comprising approximately 65% of the facility. Hackley Hospital, which is located just under two miles from Hackley Medical Center, is a 181-bed acute care facility that serves a region of more than 300,000 people. According to Trinity Health, Trinity Health is the fourth-largest Catholic health system in the United States based on operating revenue. Services in Hackley Medical Center include family practice, pediatrics, hearing, radiology, and dentistry. As of June 30, 2010, the building was approximately 97% occupied.

Ingham Regional Medical Center—2445 Jolly Road, Okemos, Michigan.  Ingham Regional Medical Center is a one-story, 26,783 square foot medical office building that was acquired by the Ziegler Entities in July 2006. The building was designed and constructed in 1994 for the McLaren Health System, which occupied 100% of the building through February 2010. The building is located in a suburb of Lansing, Michigan near Michigan State University and numerous state government offices. In early 2010, McLaren Health System elected to not renew its lease. Ziegler and the property manager for this building are working diligently to identify new tenants for the building, which was approximately 27% occupied as of June 30, 2010. The sole tenant vacated the building in August 2010.

MeadowView Professional Center—2033 Meadowview Lane, Kingsport, Tennessee.  MeadowView Professional Center is a three-story, 64,200 square foot medical office building that was acquired by the Ziegler Entities in May 2007. Holston Medical Group, or HMG, is the anchor tenant and occupies 66% of the building through December 31, 2019. Established in 1977, HMG’s multi-specialty physician practice employs more than 800 people, including 150 physicians in its provision of 24-hour medical/surgical coverage. HMG has numerous locations throughout Northeast Tennessee and Southwest Virginia. On-site ancillary services available at this building include digital x-ray and mammography, CT, MRI, ultrasound and cardiac services. The remaining leasable space at MeadowView Professional Center is occupied by United Healthcare through 2013. As of June 30, 2010, the building was 100% occupied.

Mid Coast Hospital MOB—81 Medical Center Drive, Brunswick, Maine.  Mid Coast Hospital MOB is a newly constructed two-story, 44,677 square foot medical office building whose development was funded by the Ziegler Entities. Construction of the building, which is located on the campus of Mid Coast Hospital, was completed in May 2008. Prior to the start of construction, the building was 100% pre-leased with approximately 62% of that space leased to Mid Coast Hospital. All leases at Mid Coast Hospital MOB extend into 2018. Mid Coast Hospital is a part of Mid Coast Health Services, which was formed to bring together Bath Memorial and Regional Memorial Hospitals to better serve the people of Bath, Maine, Brunswick, Maine and the surrounding communities. In 2001, Mid Coast Hospital opened in the center of the hospital’s service area, halfway between Bath, Maine and Brunswick, Maine. This property is subject to a ground lease. See “—Ground and Air Space Leases” below.

New Albany Professional Building—153 West Main Street, New Albany, Ohio.  The New Albany Professional Building is a two-story, 17,213 square foot medical office building that was acquired by the Ziegler Entitles in December 2007. The New Albany Professional Building is a multi-tenant medical office building with physician specialists, including physical therapy, chiropractic, urgent care, orthodontics, and pediatrics. The majority of the tenants in the building are tenants that occupied the building upon or shortly after construction of the building was completed in 2000. As of June 30, 2010, the building was 100% occupied.

Northpark Trail—115 North Park Trail, Stockbridge, Georgia.  Northpark Trail is a two story, 14,233 square foot multi-tenant medical office building that was acquired by the Ziegler Entities in December 2005. The property is located near the Henry Medical Center, a 215-bed, not-for-profit community hospital that recently announced its plans to partner with Piedmont Healthcare. Services offered at Northpark Trail include urology and a sleep center. As of June 30, 2010, the building was approximately 43% occupied.

Papp Clinic—2959 Sharpsburg McCullom Road, Newnan, Georgia.  The Papp Clinic is a one-story, 31,213 square foot medical office building that was acquired by the Ziegler Entities in December 2008. The Papp Clinic is leased to the Papp Clinic Physicians Group, who have been serving the Atlanta community since the practice was founded in 1919. The group has 6 locations with 12 specialties and over 40 physicians. The different specialists in this building include internal medicine, neurology, pediatrics, ear nose and throat, OB/GYN, a surgery and diagnostic center, and an imaging center with X-Ray, bone density and vascular ultrasound. The Papp Clinic is leased through 2021 and was 100% occupied as of June 30, 2010. The primary tenant at the Papp Clinic has the option, at the termination of any lease term, to purchase this property at its fair market value. The lease with this tenant is currently scheduled to terminate on December 26, 2021. If the parties do not agree upon a fair market value for this property following exercise by the tenant of its purchase option, the fair market value will be determined by a third party appraisal process.

Remington Medical Commons—329 Remington Boulevard, Bolingbrook, Illinois.  Remington Medical Commons, is a newly constructed two-story, 37,240 square foot medical office building whose development was funded by the Ziegler Entities. The building is located near the Adventist Bollingbrook Hospital, a part of the Adventist Health System. Services offered at Remington Medical Commons include cardiology, oncology, family medicine, diagnostic imaging, physical therapy, and nephrology. As of June 30, 2010, the building was approximately 69% occupied.

Stonecreek Family Health Center—1310 Hill Road, Pickerington, Ohio.  Stonecreek Family Health Center is a one-story, multi-tenant 20,329 square foot medical office building that was acquired by the Ziegler Entities in September 2006. Pickerington, Ohio is located just outside of Columbus and approximately 15 miles from

New Albany and the New Albany Professional Building. Mount Carmel Health Providers, an affiliate of Trinity Health, occupies nearly half of the building for a primary care center. In addition to Mount Carmel Health Providers, the Stonecreek Family Health Center also hosts a pediatric practice and OB/GYN group. As of June 30, 2010, the building was approximately 85% occupied.

Summit Healthplex—1755 Highway 34 East, Newnan, Georgia.  Summit Healthplex is a three-story, 67,334 square foot multi-tenant medical office building that was acquired by the Ziegler Entities in July 2008. Summit Healthplex includes an orthopedic and wellness center with a recently constructed YMCA connected to the medical office building through a walkway. Tenants in the medical office building include Piedmont Hospital, a sports rehabilitation center, bone and joint practice, medical imaging, urgent care, neurology, and a women’s center. Additionally, Piedmont Hospital recently received approval and began construction on a new $193.7 million replacement hospital near Summit Healthplex. All leases at Summit Healthplex extend into 2028. As of June 30, 2010, the building was 100% occupied.

Valley West Hospital MOB—1310 Main Street, Sandwich, Illinois.  Valley West Hospital MOB is a newly constructed two-story, 37,672 square foot medical office building whose development was funded by the Ziegler Entities. Construction of Valley West Hospital MOB, which is located on the campus of Valley West Hospital, was completed in October 2007. Valley West Hospital is a part of the Kish Health System, which operates two community hospitals as well as several cancer centers, imaging facilities, and an eye institute that serve DeKalb County and surrounding areas in northern Illinois. Specialty services include cardiology, emergency care, neurosurgery, obstetrics, and orthopedics. Valley West Hospital occupies more than half of the leasable space at Valley West Hospital MOB. As of June 30, 2010, the building was approximately 92% occupied. This property is subject to a ground lease. See “—Ground and Air Space Leases” below.

Additional Information Regarding Northside Tower

Upon completion of this offering and the formation transactions, we will have an 83.5% ownership interest in the entity that owns Northside Tower. The following tables set forth information with respect to the tenants at Northside Tower that occupy 10% or more of Northside Tower’s leasable square feet, future lease expirations and other real estate information related to the property, respectively.

Major Tenants
Name	Principal Nature of Business	Lease Expiration	Leased Square Feet	Percentage of Property’s Total Leasable Square Feet	Annualized Rent Revenue(1)	Percentage of Annualized Rent Revenue at this Property
Tenant 1(2)	Healthcare Services	(3)	53,550	36%	$1,575,222	37%
Tenant 2(4)	Healthcare Services	2013	17,812	12%	539,169	13%
Tenant 3(4)	Healthcare Services	2016	19,950	13%	466,231	11%

(1)	Annualized rent revenue as of June 30, 2010 is calculated by multiplying the monthly contractual rent under existing leases at June 30, 2010 by 12. Because annualized rent revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized rent amounts shown in this table.

(2)	Each of the leases with respect to this tenant has four tenant option renewal periods of five years each.

(3)	This tenant has ten leases with expirations ranging from 2015 to 2017.

(4)	There are no renewal options for these tenants.

Revenue Per Rentable Square Foot
2009	2008	2007	2006	2005
$28.01	$28.12	$27.19	(1)	(1)

(1)	Revenue per rentable square foot is not provided during the stabilization period, defined as the period commencing on the date of issuance of the base building certificate of occupancy and terminating at the end of the following calendar year.

Lease Expiration Schedule
Year of Lease Expiration	Number of Leases Expiring	Leasable Square Footage of Expiring Leases	Percentage of Property’s Total Leasable Square Footage	Annualized Rent Revenue of Expiring Leases(1)	Percentage of Property’s Annualized Rent Revenue
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	1	17,812	12%	$539,169	13%
2014	—	—	—	—	—
2015	7	43,653	29%	1,289,073	30%
2016	2	21,653	14%	515,295	12%
2017	2	8,194	6%	237,085	6%
2018	—	—	—	—	—
2019	—	—	—	—	—
Thereafter	—	—	—	—	—

Total	12	91,312	61%	$2,580,622	61%

(1)	Annualized rent revenue as of June 30, 2010 is calculated by multiplying the monthly contractual rent under existing leases at June 30, 2010 by 12. Because annualized rent revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized rent amounts shown in this table.

Taxes and Depreciation
Federal Tax Basis	Property Tax Rate 2010 Estimate(1)	Real Estate Tax 2010 Estimate	Depreciation Method(2)	Depreciation Life (Years)(3)	Depreciation Percent
$22,660,000(4)	1.3%	$330,000	SL	39	3.38%

(1)	Per $1 of market value.

(2)	Straight line method of depreciation.

(3)	Depreciation life in years.

(4)	Amount of Federal tax basis is estimated.

The property is currently encumbered by an approximately $26.9 million mortgage loan with a 6.015% stated interest rate that matures in April of 2017. Prepayment of the loan is prohibited prior to January 2017. The loan may be defeased at any time, subject to certain customary conditions.

We have no immediate plans for the improvement or renovation of this property and intend to hold it to lease to tenants. For more information regarding Northside Tower, see “—Our Initial Properties”, “—Tenant Leases”, “—Ground and Air Space Leases” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness Outstanding Upon Completion of this Offering.”

Development Opportunities

We believe that we will be able to benefit from selective development opportunities. While we currently have no medical office buildings that are under development, we believe that our existing relationships and prior successes will lead to attractive, selective development opportunities in the near and long term, including build to suit development projects for healthcare delivery systems. As an example, we recently were selected through competitive request for proposal processes as the preferred developer to develop up to 600,000 square feet in both new construction and expansion projects with respect to up to 14 medical office buildings in Texas for Kelsey-Seybold Clinic, a healthcare delivery system which is an existing principal tenant in our Cypress MOB I property in Houston. We have entered into an agreement with an affiliate of Kelsey-Seybold designating us as Kelsey-Seybold’s preferred developer for these projects. Under the terms of the preferred developer agreement, if Kelsey-Seybold seeks to undertake the development of any of the 14 properties, they will offer us the first right to develop the property. Our obligation, and those of Kelsey-Seybold, to commence any of these projects is subject to our entering into a definitive project agreement for each project and we have not yet entered into any such definitive project agreements. We will not enter into a definitive project agreement unless we have satisfactory financing in place. No site plans have been created with respect to any project and consequently we have not undertaken any diligence with respect to any project. Kelsey-Seybold could determine not to proceed with some or all of these projects. We may be unable to reach agreement on the terms of any definitive project agreements, in which case we will lose our status as Kelsey-Seybold’s preferred developer with respect to future projects. If we default on any of our material obligations set forth in a definitive project agreement, if any, or elect not to develop any particular project sought by Kelsey-Seybold and accordingly do not enter into a definitive project agreement, we will also lose our status as Kelsey-Seybold’s preferred developer with respect to future projects. The terms of the preferred developer agreement provide that any definitive project agreement would provide for Kelsey-Seybold to lease 100% of the space developed under such definitive project agreement at a base rental rate determined using a 7.5% capitalization rate on total project costs, including total costs of construction, and would further provide for rental increase of 10% on every fifth anniversary of the commencement date of the lease, although each of these terms could be modified by mutual agreement of the parties in a definitive project agreement. Since Kelsey-Seybold has not contractually committed to undertake any of these developments, no sites have been selected, no diligence has been undertaken and we have not negotiated or agreed upon the terms of any definitive agreement, we do not consider these developments probable at this time and there is no assurance that we will commence or successfully complete the development of any of these properties.

Medical office development has been at the core of our history since we began business in 1975. We believe that our ability to develop medical office buildings distinguishes us from competitors who focus only on acquiring buildings because it provides us with early access to desirable locations and promotes close relationships with long-standing clients who generate repeat business. We employ highly skilled development professionals with a proven track record of success, and our senior management team has particular expertise in the vertical development of medical office buildings located within high-density urban population centers and outlying suburban areas, as well as expertise in local development and entitlement. We believe that our ability to provide a full spectrum of development capabilities to healthcare delivery systems will provide us with access to future business opportunities, including acquisitions that may not be widely marketed. Our development expertise also provides us with valuable knowledge and insight into the healthcare industry which we utilize in our other operations, including property and asset management.

Our development process consists of the following:

•	site selection and initiation of a strategic alignment with a healthcare delivery system;

•	entitlement;

•	underwriting and financial feasibility and analysis;

•	budgeting and programming;

•	building design programming with a focus on sustainability;

•	architectural design;

•	value engineering;

•	pricing;

•	marketing;

•	construction; and

•	leasing.

Though our third-party development opportunities are expected to be limited in the near-term, our initial properties will include Cypress MOB I, which is a medical office building containing 144,456 leasable square feet, and the Cypress Land, which is located adjacent to Cypress MOB I and consists of approximately 30 acres suitable for future development of medical office buildings, a possible hospital site and other related uses. We will own 100% of approximately 10 acres and own the remainder through joint ventures that we control. Both Cypress MOB I and the Cypress Land are located in Houston, Texas on the Cypress Campus. The Cypress Campus also contains a 57,000 square foot critical care nursing facility and two bank branches owned by unrelated parties. We believe that the Cypress Campus provides us with attractive internal development opportunities. Existing land improvements on the Cypress Land undertaken by affiliates of Messrs. Richmond and Honan include clearing, grading, 2,923 linear feet of roads, landscaping, electrical service, domestic water service and a complete storm water and sanitary sewer infrastructure. All necessary utilities are available to accommodate future vertical construction on the Cypress Land. We are entitled to reimbursement from Harris County Municipal Utility District 233 for a portion of funds already expended on in-place land improvements. We anticipate receiving a total of approximately $1.7 million from Harris County Municipal Utility District 233 as additional development occurs and allows the utility district to issue municipal bonds supported by the expansion of its tax base.

We believe the development opportunities on the Cypress Campus include:

•

A possible 65,000 square foot expansion of Cypress MOB I.  Cypress MOB I can accommodate a 65,000 square foot expansion to the building. We have commenced leasing discussions with current tenants of Cypress MOB I as well as additional prospective tenants with respect to this possible expansion. Our anchor tenant at the Cypress Campus, Kelsey-Seybold Clinic, has grown its size and utilization in this first phase from approximately 5,000 patient visits per month prior to moving to our location to over 16,000 patient visits per month within three years, according to the local clinic’s administration.

•

The possible construction of Cypress MOB II.  We have completed construction drawings and commenced pre-leasing efforts relating to the possible construction of Cypress MOB II, which, as proposed, would be a 166,385 square foot medical office building. We currently estimate the remaining costs of construction and build-out to be approximately $26 million.

•

12.9 Acre Hospital Site with Attached or Adjacent Medical Office Building.  We believe the Cypress Land is well suited to sell or ground lease to a qualified healthcare delivery system. We have commenced preliminary discussions with certain healthcare delivery systems that are active in the Houston market. We intend to retain the right to develop any medical office buildings attached or adjacent to a hospital on the Cypress Land.

•

Eight other pad sites ranging from 0.78 to 1.64 acres in size.  After giving effect to the possible development opportunities described above, we believe that the Cypress Land provides an additional eight pad sites that range from 0.78 acres to 1.64 acres in size. Depending upon Cypress Campus needs, future development at the Cypress Campus and other investment considerations, we may consolidate these additional pad sites into larger sites for medical office buildings or sell or ground lease the sites to separate users.

Third-Party Property Management

In addition to managing the medical office buildings that we own, following the closing of this offering and our formation transactions, we will continue to provide property management services to seven medical office buildings that we do not own. The aggregate fees generated from these management contracts with third parties were approximately $122,000 for the six months ended June 30, 2010 and approximately $317,000 for the year ended December 31, 2009. We will seek to expand these activities, subject to maintaining our qualification as a REIT, when doing so is accretive to our earnings or for strategic purposes.

Occupancy Rates

As of June 30, 2010, over 200 tenants leased space at our initial properties, which had an occupancy rate of approximately 89%. Our tenants consist largely of physicians, hospitals and medical service providers. We seek to develop a balanced tenant mix at our medical office buildings. Our tenant base is diversified by type of medical practice, medical specialty and sub-specialty, and, as of June 30, 2010, no single tenant represented more than 15% of the aggregate rental revenues generated from our initial properties.

The following table sets forth, on a historical basis, occupancy rates for each of our initial properties for the periods indicated. Occupancy for each of the five years ended December 31, 2009 was calculated by averaging the occupancy as of the end of each quarterly period within such year. For purposes of the table below, occupancy is calculated by dividing total occupied square feet by total leasable square feet, in each case, taking into account each tenant’s pro rata share of common area of the building. While occupancy rates at our medical office buildings vary by building over the past five years, as illustrated by the data in the table below, even during the recent prolonged recession, the overall occupancy rates of our initial properties have been relatively stable. Where information is not provided, the medical office building was either (i) a stabilizing asset or (ii) not under the management or ownership of the Richmond Honan Formation Companies. For purpose of this occupancy table, we have assumed a stabilization period for new development commencing on the date of issuance of a base building certificate of occupancy and terminating at the end of the following calendar year.

Properties	City	State	Leasable Square Feet	As of June 30, 2010	2009	2008	2007	2006	2005
Predecessor:
Alpharetta Pediatric Center(1)	Alpharetta	GA	64,895	93%	91%	—	—	—	—

Scottish Rite Medical Arts(2)	Atlanta	GA	92,567	100%	100%	100%	100%	99%	99%

Affiliated Portfolio:
975 Johnson Ferry(3)	Atlanta	GA	100,054	98%	97%	93%	93%	94%	96%

Cypress MOB I(4)	Houston	TX	144,456	100%	100%	100%	72%	—	—

LifeHope Medical Offices(5)	Tampa	FL	96,868	70%	53%	—	—	—	—

Northside Alpharetta I(6)	Alpharetta	GA	95,778	74%	76%	79%	80%	82%	71%

Northside Alpharetta II(6)	Alpharetta	GA	190,675	73%	74%	79%	78%	79%	76%

Northside Tower(7)	Atlanta	GA	149,709	100%	98%	98%	96%	—	—

Ziegler Portfolio:
220 Jasper	Jasper	GA	18,325	100%	100%	100%	100%	—	—

620 Jasper	Jasper	GA	18,622	100%	100%	100%	100%	—	—

Arrowhead Commons	Glendale	AZ	12,800	100%	100%	100%	—	—	—

Aurora MOB—Shawano	Shawano	WI	9,112	100%	—	—	—	—	—

Properties	City	State	Leasable Square Feet	As of June 30, 2010	2009	2008	2007	2006	2005

Austell MOB	Austell	GA	14,598	100%	100%	100%	—	—	—

Canton MOB	Canton	GA	38,098	100%	100%	100%	100%	—	—

Decatur MOB	Decatur	GA	13,300	100%	100%	100%	100%	—	—

El Paso MOB	El Paso	TX	21,777	100%	100%	100%	100%	100%	—

Farmington Professional Pavilion	Farmington	MI	21,338	53%	78%	82%	82%	88%	—

Firehouse Square	West Allis	WI	17,265	100%	100%	100%	100%	—	—
Hackley Medical Center	Norton Shores	MI	44,099	97%	99%	99%	99%	—	—

Ingham Regional Medical Center(8)	Okemos	MI	26,783	27%	100%	100%	100%	100%	—

MeadowView Professional Center	Kingsport	TN	64,200	100%	100%	100%	100%	—	—

Mid Coast Hospital MOB(9)	Brunswick	ME	44,677	100%	100%	100%	—	—	—

New Albany Professional Building	New Albany	OH	17,213	100%	100%	100%	—	—	—

Northpark Trail	Stockbridge	GA	14,223	43%	60%	60%	83%	100%	—

Papp Clinic	Newnan	GA	31,213	100%	100%	100%	—	—	—

Remington Medical Commons	Bolingbrook	IL	37,240	69%	—	—	—	—	—

Stonecreek Family Health Center	Pickerington	OH	20,329	85%	92%	100%	100%	100%	—

Summit Healthplex	Newnan	GA	67,334	100%	100%	100%	—	—	—

Valley West Hospital MOB	Sandwich	IL	37,672	91%	91%	—	—	—	—

Total/Weighted Average			1,525,220	89%	90%	94%	89%	89%	84%

(1)	We will have an 87.5% ownership interest in this building.

(2)	Occupancy for this building is based upon square feet used and leased by the tenants without reference to each tenant’s pro rata share of common area of the building. We will have a 77% ownership interest in this building.

(3)	For the period July 1, 2007 through June 30, 2008, space reflected as vacant was under construction and leased.

(4)	We will have an 86% ownership interest in this building.

(5)	We will have an 89% ownership interest in this building.

(6)	We executed a definitive agreement in July 2010 to acquire Northside Alpharetta I and II. Concurrent with the closing of our acquisition of Northside Alpharetta I, we expect to execute a new lease with Northside Hospital for approximately 15,900 leasable square feet at Northside Alpharetta I.

(7)	We will have an 83.5% ownership interest in this building.

(8)	The sole remaining tenant at this building is expected to vacate the remaining space during the third quarter of 2010.

(9)	We will have a 91% ownership interest in this building.

Lease Expirations

The following table sets forth information regarding lease expirations with respect to leases in place at our initial properties as of June 30, 2010.

	Number of Leases Expiring(1)	Leasable Square Feet	Percentage of Leasable Square Feet	Annualized Rent Revenue(2)	Percentage of Initial Property Annualized Rent	Annualized Rent Per Leased Square Foot(3)
Available	—	170,398	11.2%	—	—	—
2010	11	31,677	2.1%	$611,634	2.0%	$19.31
2011	24	99,292	6.5%	1,955,830	6.3%	19.70
2012	16	85,777	5.6%	1,673,263	5.4%	19.51
2013	20	143,301	9.4%	3,684,960	11.8%	25.71
2014	13	46,335	3.0%	989,741	3.2%	21.36
2015	16	85,990	5.6%	2,443,875	7.8%	28.42
2016	14	72,749	4.8%	1,785,501	5.7%	24.54
2017	19	116,093	7.6%	3,061,182	9.8%	26.37
2018	19	139,236	9.1%	3,474,968	11.2%	24.96
2019	25	174,627	11.5%	3,253,455	10.5%	18.63
Thereafter	27	359,745	23.6%	8,179,729	26.3%	22.74

Total	204	1,525,220	100.0%	$31,114,138	100.0%	$22.97

(1)	For purposes of this schedule, lease expiration occurs on the day following the last day of the contractual lease period.

(2)	Annualized rent revenue as of June 30, 2010 is calculated by multiplying the monthly contractual rent under existing leases at June 30, 2010 by 12. Because annualized rent revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized rent amounts shown in this table.

(3)	Annualized rent per leased square foot represents annualized rent, excluding revenues attributable to parking, divided by the leasable square feet.

Our lease renewal rates at our initial properties were 87% in 2009, 91% in 2008 and 70% in 2007.

Our Tenants

We believe that our tenant base is stable and broadly diversified among physicians, physician practice groups and medical service providers, including hospital-affiliated ambulatory surgery and diagnostic centers, as well as imaging and rehabilitation centers. As of June 30, 2010, we had over 200 tenants at our initial properties, and no single tenant accounted for more than 15% of aggregate annualized rental revenues. Our focus on attracting balanced tenant mixes and establishing complimentary referral patterns among our tenants in our medical office buildings is a key component of our marketing and operating strategy. We believe that this strategy results in lower tenant turnover rates because our tenants’ leasing decisions are influenced, in part, by their desire to maintain a relationship with the associated healthcare delivery system, to maintain relationships with other tenants in the building and to benefit from their own capital investments in the office space that they lease from us.

The following table provides information with respect to our five largest tenants and the medical office space that they leased from us as of June 30, 2010:

Tenant	June 30, 2010 Annualized Rent	% of Initial Properties’ Annualized Rent	Total Leasable Square Feet	% of Total Leasable Square Feet	# of Leases Per Tenant	Average Leasable Square Feet Per Lease
Northside Hospital, Inc.	$4,701,324	15%	202,031	13%	23	8,784
Children’s Healthcare of Atlanta, Inc.	2,651,898	8%	89,207	6%	14	6,372
KS Management Services LLP(1)	2,369,671	8%	125,712	8%	1	125,712
Holston Medical Group P.C.	1,128,418	4%	42,220	3%	2	21,110
University Community Hospital, Inc.	936,393	3%	28,316	2%	2	14,158

Total	$11,787,704	38%	487,486	32%	42

(1)	An affiliate of the Kelsey-Seybold Clinic.

Tenant Leases

We generally maintain a multi-tenant lease structure. Under multi-tenant leases, tenants lease portions of a medical office building directly from us. Our multi-tenant leases generally will be triple net leases or gross leases with or without an expense stop provision. A triple net lease generally requires the lessee to pay its proportionate share of the ongoing operating and maintenance expenses, property and casualty insurance and real estate taxes but generally requires us, as landlord, to pay the cost of capital repairs and replacements. Under our gross leases, we pay for all or most of the expenses associated with the property, which include maintenance expenses, property and casualty insurance as well as real estate taxes. As landlord, we are generally obligated to pay the cost of capital repairs and replacements. When our gross leases utilize expense stop provisions, this structure involves adding an additional amount to the base rental rate to cover the tenant’s share of anticipated property operating costs. If the tenant’s proportional share of operating costs exceeds the additional amount that was added to the base rental rate for that purpose, then the tenant must reimburse us for that excess. For gross leases without expense stop provisions, we are responsible for all operating costs of the property without reimbursement rights even if expenses exceed budgeted amounts. Based on occupied square feet as of June 30, 2010, approximately 64.0% of our leases are triple net leases, approximately 34.4% are gross leases with expense stop provisions and approximately 1.6% are gross leases without expense stop provisions.

In certain cases, we will enter into master leases with a healthcare delivery system under which one master lessee generally leases a sizeable portion of a medical office building from us. We will utilize two general types of master leases. Under one type of master lease, the associated healthcare delivery system leases a portion of the medical office building from us and thereafter subleases office space to tenants. Under the other type of master lease, which we may use in the pre-leasing phase of a development project, a healthcare delivery system will generally pay rent to us for leasing all or a portion of the medical office building until replacement tenants can be sourced. At the commencement of the replacement tenant’s lease, the healthcare delivery system’s obligation with respect to that office space may be terminated. This is sometimes referred to as a “bleed off” master lease. Our master leases are typically structured to conform with the leasing strategy that we determine to deploy on a property by property basis. These structures typically involve triple net leases in which the master lessee is responsible for paying all property operating costs and gross leases with expense stop provisions, requiring a lessee to pay its proportionate share of the ongoing operating and maintenance expenses, property and casualty insurance, and real estate taxes in excess of a fixed amount per square foot. Our goal with respect to triple net leases is to have an annual cumulative escalator of 3% as opposed to a more typical full service rate of 2.5%. Based on occupied square feet as of June 30, 2010, approximately 7.5% of our leases are master leases, with approximately 3.0% being triple net leases and 4.5% being gross leases.

Ground and Air Space Leases

Many of our medical office buildings are located on or adjacent to hospital campuses on property which is ground leased from the hospital (or in air space leased from the hospital). As required by the hospitals, we have agreed to various limitations and restrictions in our ground lease, air rights and other agreements with the hospital. We have ground or air space leases with respect to eight of our medical office buildings and we also are party to an agreement to enter into an option to ground or air space lease a ninth property, the 975 Johnson Ferry building, which is described in further detail below. These limitations and restrictions are summarized below.

Leasing and Use Restrictions

Under our ground or air space lease agreements, we are typically permitted to lease or sublease space in the medical office building only to physicians, physician practice groups and the ground or air space lessor. In most cases, the physicians to whom we lease space or the physician practice groups that lease space are required to be staff members in good standing of the healthcare delivery system on whose campus the medical office building is located. In addition, our ground and air space lease agreements restrict the types of uses which can be performed in the leased premises to certain types of services which are not competitive with the services offered by the associated healthcare delivery system while also typically permitting the healthcare delivery system to impose, in the future, additional use restrictions so that, as the healthcare delivery system develops new services, the medical office building will be restricted from leasing to tenants performing those new services. Under certain of our ground or air space lease agreements, non-medical uses such as a retail pharmacy may be permitted, and certain of our leases permit the use of nominal space or common area for a non-denominational chapel. We are also generally required to get the lessor’s consent with respect to any sublease.

Although we currently are not subject to any ground or air space lease agreements that require us to conduct operations at our medical office buildings in accordance with specified religious guidelines, we may prospectively enter into ground or air space lease agreements with religious organizations or their affiliates that restrict our operations at that building.

Typically, the agreements containing the leasing and use restrictions described above require us to include these restrictions in our tenant leases and, in many cases, require us to enforce them at our own expense.

The leasing and use restrictions described above may terminate upon the occurrence of certain circumstances relating to the aligned healthcare delivery system such as the hospital ceasing to operate for a specified period of years. Under this scenario, however, because of the length of time that occurs before the use restriction is lifted, our medical office buildings could be adversely affected during this time due to the loss of the aligned healthcare delivery system. Further, there may be a period of time before other permitted general office building uses would be allowed.

Transfer and Ownership Restrictions

Our ground and air space lease agreements typically restrict our ability to sell the subject medical office buildings by prohibiting sales to competitors of the aligned healthcare delivery system and by providing the lessor with rights of purchase, rights of first offer or rights of first refusal which may be invoked by the lessor prior to the sale of the medical office building. The existence of certain of these restrictions may ultimately reduce the consideration that we would receive in a sale of the building because the restrictions may consequently reduce the number of buyers willing to consider purchasing the building.

In the case of our ground and air space leases that provide the lessor with a right of first offer, if we elect to market the medical office building for sale, then we typically are required to first offer to the lessor the opportunity to purchase the medical office building by specifying a sale price. If the lessor elects to not accept our offer, then we are permitted to seek a third-party buyer within a specified time period, typically ranging from nine to twelve months, before the lessor’s right of first offer is again triggered. If the sale price that we obtain from the third-party buyer is less than the price rejected by the lessor, then we may be obligated to offer the medical office building to the lessor at the lower price before selling it to the third-party buyer. In some cases, the lessor will have this right of first offer if we wish to market our interests in the entity that owns the medical office building.

In the case of our ground and air space lease agreements that provide the lessor with a right of first refusal, if we receive a bona fide offer from a third party to purchase the medical office building, then we are prohibited from selling to the third-party buyer unless we first offer to the lessor the opportunity to purchase the building at the price offered by the third-party buyer. If the lessor elects to not purchase the medical office building, subject to consent of the hospital, then we are permitted to sell the building to a third-party buyer within a specified time period, typically ranging from six to nine months, before the lessor’s right of first refusal is again triggered. If the sale price we obtain from the third-party buyer is less than the price rejected by the lessor, then we may be obligated to offer the building to the ground lessor at that lower price before selling it to the third-party buyer. In some cases, the lessor will have this right of first refusal if we elect to market our interests in the entity that owns the medical office building.

Our ground and air space lease agreements also typically provide that, if there is a default under the lease agreement or a change in our ownership or management structure, the lessor has certain rights to purchase the medical office building, typically at fair market value or at a discount to fair market value which may not be in our best interests. Furthermore, many of our ground and air space leases grant the lessor the option to purchase the medical office building at fair market value at any time after a certain date. With respect to Scottish Rite Medical Arts, the terms of this ground lease permit Children’s Healthcare to purchase this property in early 2013. In April 2010, Children’s Healthcare sent a letter noting its right under the ground lease to purchase this property in early 2013 at the then fair market value as determined by an independent appraiser. Children’s Healthcare stated in its letter that it is evaluating plans to exercise its option to purchase this property.

Reversion of the Medical Office Building to the Hospital for No Consideration

Upon the expirations of our current ground and air space lease agreements, which have terms that expire between 2028 and 2082, or the earlier termination of such agreements resulting from certain defaults by us that are not cured within an allotted time, the medical office building that is subject to the ground or air space lease agreement and all improvements affixed to the lessor’s building will revert to the lessor for no consideration. Assuming the ground lease agreements with respect to Northside Alpharetta I and II are executed and commenced as anticipated, the average remaining term of our current ground and air space lease agreements is approximately 56.5 years excluding options to extend the leases.

In particular, the following events, constitute events of default that could result in the reversion of the building to the lessor without consideration if not cured after we receive notice and the passage of an applicable cure period:

•	failure to pay rent;

•	failure to pay an arbitration award or judgment entered against us;

•	failure to convey the premises to the lessor in accordance with the lessor’s right to purchase the property under the terms of the applicable ground or air lease;

•	conveyance, mortgage or other encumbrance of the premises in violation of the terms of the lease;

•	filing of voluntary or involuntary bankruptcy;

•	assignments to certain restricted parties;

•	our undergoing of a change of control, as defined in the lease;

•	failure to maintain proper insurance coverage;

•	failure to perform maintenance obligations with respect to the buildings and appurtenant easements or licenses;

•	failure to repair or rebuild in the event of casualty or condemnation to the extent required under the applicable ground lease;

•	failure to pay taxes and other assessments in a timely manner;

•	failure to comply with applicable laws, ordinances or zoning requirements, including environmental laws;

•	constructing improvements or making alterations without lessor consent;

•	vacating or abandoning the leased premises beyond a specified period;

•	failure to discharge any lien upon the leased premises arising out of our use or occupancy thereof; and

•	breach of any of our obligations under the applicable ground lease.

Option to Ground or Air Space Lease 975 Johnson Ferry

In 2008, Richmond 400, Ltd. (L.P.), or R400, a limited partnership that will become our wholly-owned subsidiary following completion of the formation transactions and the fee owner of the land and air rights associated with the 975 Johnson Ferry property, entered into an agreement to enter into a lease option and right of first refusal agreement with Northside Hospital, Inc. whereby R400 agreed to grant Northside Hospital, Inc. the option to ground lease the land under our 975 Johnson Ferry medical office building and to lease air space above a portion of the parking deck on the same property. Should this option to ground or air space lease be executed and subsequently exercised by Northside Hospital, Inc., the ground or air space lease will contain rights of first refusal and rights of first offer to purchase the land and the air space. In connection with this agreement to enter into an option agreement, Northside Hospital, Inc. has funded $5.5 million into an escrow account, $3.0 million of which has been disbursed to R400 as of June 30, 2010 with the remaining $2.5 million in escrow to be disbursed to R400 upon satisfaction of certain conditions, including the execution and delivery of the lease option and right of first refusal agreement and the receipt of necessary lender consents, at which time the $5.5 million fee will be non-refundable. Following completion of this offering and the formation transactions, in the event that we do not receive the necessary lender consents to this option and right of first refusal agreement, we will be obligated to either, at our option, refund to Northside Hospital, Inc. all amounts disbursed to R400, plus accrued interest, or repay the existing mortgage indebtedness on this property which had a principal balance of approximately $18.8 million as of June 30, 2010. We anticipate that the option and right of first refusal agreement will provide that the ground or air space lease will not be exercisable prior to repayment of the existing indebtedness on this property in 2015. Following completion of this offering and the formation transactions, as part of this agreement, we expect to be the exclusive third party provider of development, property management and other real estate services on the ground lease and air space lease premises, which will include the right (unless Northside Hospital, Inc. elects to perform such services itself without the assistance of third party consultants) to develop and manage any building that Northside Hospital, Inc. may potentially construct on the air space premises.

Properties Subject to Ground Lease and Air Space Agreements; Including Purchase Rights

The following initial properties are subject to a ground or air space lease agreement:

•

Alpharetta Pediatric Center. Pursuant to an amendment to take effect as of the date of closing of our acquisition of this property, the lease term will extend to the date that is 65 years from the date of the closing, and, absent a default or the existence of other conditions, the ground lessor will have a purchase option any time after the date that is 10 years from the date of the closing of this acquisition. In the event the ground lessor exercises its purchase option with respect to this property, the purchase price would generally be at fair market value. The ground lessor also has the option to purchase the property following an event of default, our failure to perform our obligations under the ground lease with respect to a condemnation proceeding or casualty within 5 years after such condemnation proceeding or casualty, or a change of control of our company that occurs within 10 years following the date of the closing of this acquisition, in which case the purchase price would be 95% of fair market value. In each case, the fair market value is determined by third party appraisal. Under this lease, a change of control is triggered if either Mr. Richmond or Mr. Honan ceases to be a director or executive officer of our company and a replacement officer or director acceptable to the ground lessor is not appointed within 75 days (unless due to death or disability, in which case the ground lessor’s purchase option would be at full fair market value), a competitor of the ground lessor obtains the power to appoint directors or otherwise direct the operations of our company, our Operating Partnership ceases to control and to own a majority interest in the lessee entity, we cease to be general partner of our Operating Partnership and to own a majority interest in our Operating Partnership, or we sell our interest in the premises without ground lessor consent.

•

LifeHope Medical Offices (lease term extends to December 18, 2066; absent a default or the existence of other conditions, lessor has a purchase option anytime after December 19, 2015). In the event the lessor exercises its purchase option with respect to this property, the purchase price would generally be fair market value as determined by third party appraisal.

•

Northside Alpharetta I. We will enter into a ground lease in connection with our acquisition of this property, with a lease term that will extend to 65 years from the date we close the acquisition of this property. Absent a default or the existence of other conditions, the ground lessor will have a purchase option any time after 10 years following the closing of our acquisition of this property. In the event the ground lessor exercises its purchase option with respect to this property, the purchase price would generally be at fair market value. The ground lessor also has the option to purchase the property following an event of default, our failure to perform our obligations under the ground lease with respect to a condemnation proceeding or casualty within 5 years after such condemnation proceeding or casualty, or a change of control of our company that occurs within 10 years of the date of the closing of this acquisition, in which event the purchase price would be 95% of fair market value. In each case, the fair market value is determined by third party appraisal. Under this lease, a change of control is triggered if either Mr. Richmond or Mr. Honan ceases to be a director or executive officer of our company and a replacement officer or director acceptable to the ground lessor is not appointed within 75 days (unless due to death or disability, in which case the ground lessor’s purchase option would be at full fair market value), a competitor of the ground lessor obtains the power to appoint directors or otherwise direct the operations of our company, our Operating Partnership ceases to control and to own a majority interest in the lessee entity, we cease to be general partner of our Operating Partnership and to own a majority interest in our Operating Partnership, or we sell our interest in the premises without ground lessor consent. As noted above, we will enter into this ground lease upon the closing of our acquisition of this property.

•

Northside Alpharetta II. We will enter into a ground lease in connection with our acquisition of this property, with a lease term that will extend to 65 years from the date we close the acquisition of this property. Absent a default or the existence of other conditions, the ground lessor will have a purchase option any time after 10 years following the closing of our acquisition of this property. In the event the ground lessor exercises its purchase option with respect to this property, the purchase price would generally be at fair market value. The ground lessor also has the option to purchase the property following an event of default, our failure to perform our obligations under the ground lease with respect to a condemnation proceeding or casualty within 5 years after such condemnation proceeding or casualty, or a change of control of our company that occurs within 10 years following the date of the closing of this acquisition, in which event the purchase price would be 95% of fair market value. In each case, the fair market value is determined by third party appraisal. Under this lease, a change of control is triggered if either Mr. Richmond or Mr. Honan ceases to be a director or executive officer of our company and a replacement officer or director acceptable to the ground lessor is not appointed within 75 days (unless due to death or disability, in which case the ground lessor’s purchase option would be at full fair market value), a competitor of the ground lessor obtains the power to appoint directors or otherwise direct the operations of our company, our Operating Partnership ceases to control and to own a majority interest in the lessee entity, we cease to be general partner of our Operating Partnership and to own a majority interest in our Operating Partnership, or we sell our interest in the premises without ground lessor consent. As noted above, we will enter into this ground lease upon the closing of our acquisition of this property.

•

Northside Tower. Pursuant to an amendment to take effect as of the date of closing of our acquisition, the lease term will extend to the date that is 65 years from the date of the closing and, absent a default or the existence of other conditions, the ground lessor will have a purchase option anytime after the date that is 10 years from the date of the closing of this acquisition. In the event the ground lessor exercises its purchase option with respect to this property, the purchase price would generally be at fair market value. The ground lessor also has the option to purchase the property following an event of default, our failure to perform our obligations under the ground lease with respect to a condemnation proceeding or casualty within 5 years after such condemnation proceeding or casualty, or a change of control of our company that occurs within 10 years following the date of the closing of this acquisition, in which case the purchase price would be 95% of fair market value. In each case, the fair market value is determined by third party appraisal. Under this lease, a change of control is triggered if either Mr. Richmond or Mr. Honan ceases to be a director or executive officer of our company and a replacement officer or director acceptable to the ground lessor is not appointed within 75 days (unless due to death or disability, in which case the ground lessor’s purchase option would be at full fair market value), a competitor of the ground lessor obtains the power to appoint directors or otherwise direct the operations of our company, our Operating Partnership ceases to control and to own a majority interest in the lessee entity, we cease to be general partner of our Operating Partnership and to own a majority interest in our Operating Partnership, or we sell our interest in the premises without the ground lessor consent.

•	Scottish Rite Medical Arts (lease term extends to January 31, 2028 with an option to extend until January 31, 2048; absent a default or the existence of other conditions, lessor has a purchase option beginning February 1, 2013 and valid for one year thereafter; under the current terms of the purchase option, notice of intent to exercise the purchase option must be given at least 90 days prior to February 1, 2013). In the event the lessor exercises its purchase option with respect to this property, the purchase price would generally be fair market value as determined by third party appraisal. As amended, this ground lease provides that upon a change of control, including if either Mr. Richmond or Mr. Honan ceases to be a director and executive officer of our company, the ground lessor would have the right to become a co-manager of the general partner entity of Scottish Rite Medical Arts, Ltd., which would limit our rights to act as general partner of that entity.

•	Mid Coast Hospital MOB (lease term extends to August 31, 2056 with an option to extend until August 31, 2101).

•	Valley West Hospital MOB (lease term extends to December 31, 2082 with an option to extend until December 31, 2112).

We have generally been successful in the past in securing ground and air lease extensions in connection with property dispositions or refinancings, although there can be no assurance that we will be successful in the future.

Acquisition, Asset Selection and Development Process

Our Track Record and Prospects

We have a highly-skilled acquisition and development team with a proven track record of generating and capitalizing on medical office building investment and development opportunities. We have sought to maintain ownership of the medical office buildings that we have developed when we have determined that it was economically desirable to do so, and we intend to continue this practice following completion of this offering and the formation transactions. In addition to building and expanding relationships with, among others, financial institutions, healthcare bond underwriters, healthcare buying cooperatives, construction companies, privately held national and regional developers, architectural firms and healthcare advisory and consulting firms, we proactively identify and build strategic relationships with healthcare delivery systems that have the potential to feed our pipeline of acquisition and development opportunities. Because our relationships are with both people and institutions, we are able to capitalize on opportunities that may arise when key decision makers move to new healthcare delivery systems and when institutions acquire other healthcare delivery systems. We seek to focus our efforts and associate ourselves with specialized strategic partners that have significant healthcare expertise.

We believe that our extensive experience in successfully completing numerous acquisitions and development projects over many years is a testament to the relationships that we have built and provides us with the knowledge and ability to work efficiently through the evaluation, planning and execution process of any transaction. Of the 29 medical office buildings comprising our initial properties, members of our senior management team developed eight of the properties, representing 935,002 square feet.

Historically, we have entered into strategic relationships with healthcare delivery systems seeking new office development in support of their existing systems and businesses. These development projects generally originated from relationships that we initiated, either directly or indirectly through third-party referrals, years before the project was conceived. These relationships have bolstered and continue to bolster our extensive industry knowledge and insight, and we believe that the network of relationships that we have developed in both the real estate and healthcare industries during the past 35 years provide us with access to an attractive pipeline of acquisition and development opportunities. The following table provides information regarding the relationships that we have established with healthcare delivery systems since 1989.

			Nature of Relationship
Healthcare Delivery System	Year Relationship Began		Number of Acquisitions or Developments By or Affiliated with Members of Our Senior Management Team	Aggregate Number of Strategic Healthcare Delivery System Facilities Located Within Our Initial Properties by Healthcare Delivery System(1)	Consulting Projects(2)
Northside Hospital, Inc	1989		5 Developments	19	N/A

Children’s Healthcare of Atlanta	1989		1 Development	7	N/A

Adventist Health System	1998		1 Development and 1 Acquisition(3)	N/A	6

Vanderbilt University Health Center	1998		N/A	N/A	4

Emory Healthcare	1998		1 Development	N/A	N/A

St Luke’s Episcopal Health System	2000		N/A	N/A	2

Kelsey-Seybold Clinic	2001		1 Development	3	N/A

University Community Health(3)	2002		1 Development	3	3

Hospital Corporation of America	2006	(4)	1 Acquisition	2	N/A

Botsford Hospital	2006	(4)	1 Acquisition	1	N/A

Trinity Health System	2006	(4)	1 Acquisition	6	N/A

Kish Health System	2006	(4)	1 Acquisition	2	N/A

Piedmont Hospital	2007	(4)	3 Acquisitions	8	N/A

Aurora Health Care	2007	(4)	2 Acquisitions	2	N/A

Mid Coast	2007	(4)	1 Acquisition	3	N/A

(1)	For purposes of this chart, healthcare delivery system strategic facilities are healthcare service centers located within our initial properties that are affiliated with the healthcare delivery system.

(2)	Our Predecessor and members of our senior management team have provided their expertise to healthcare delivery systems by consulting in the areas of campus design, development, construction management, leasing, marketing and property management.

(3)	In September 2010, University Community Health merged with the Adventist Health System.

(4)	The relationship with the healthcare delivery system will be a new relationship for us as a result of our acquisition of the Ziegler Portfolio.

We anticipate that more acquisitions and development opportunities will arise in the future as healthcare delivery systems must be resourceful in their capital allocations in the current tight credit environment and as financial institutions continue to seek means to enhance the strength of their balance sheets. Further, we would also consider acquiring properties through the acquisition of mortgage debt and subsequent foreclosure if the proper opportunities arise.

In addition, as of October 27, 2010, we were actively reviewing potential acquisitions of medical office buildings having aggregate square footage in excess of approximately 735,000 square feet and aggregate values of approximately $148 million based on our preliminary discussions with potential sellers and our internal valuation assessments. We currently manage four of these properties, valued at approximately $44.9 million and containing approximately 259,600 square feet, and the remainder are owned and managed by unaffiliated third parties. We have not entered into definitive agreements with respect to any of these potential acquisitions and we do not consider these acquisitions to be probable at this time. We will not enter into a definitive agreement unless we have satisfactory financing in place. There can be no assurance that we will complete the acquisition of any of these properties. Our management team sourced these potential acquisitions through their extensive relationships, which include relationships with healthcare delivery systems, real estate brokers, advisors, consultants, financial institutions, healthcare bond underwriters, healthcare buying cooperatives, construction companies, privately held national and regional developers, architectural firms and healthcare advisory and consulting firms.

Specifically, as of the date of this prospectus, we have entered into non-binding letters of intent to purchase six medical office buildings containing an aggregate of approximately 369,150 square feet from separate sellers for purchase prices aggregating approximately $72.7 million, including the assumption of approximately $38.6 million of existing indebtedness on four of the properties. The medical office buildings consist of an 87,000 square foot building located in Oconomowoc, Wisconsin, a 22,500 square foot building located in Brookfield, Wisconsin, a 56,700 square foot building located in Alpharetta, Georgia and three buildings located in Atlanta, Georgia containing an aggregate of approximately 202,950 square feet. There can be no assurance that we will complete the acquisition of any of these properties under the terms set forth in the letters of intent, or at all, because the letters of intent are not binding on us or on the sellers of the properties. We do not consider these acquisitions to be probable at this time. Our acquisition of the properties is subject to negotiating and executing with the sellers mutually acceptable definitive and binding purchase and sale agreements with respect to the properties, which we expect will contain a number of conditions to closing of the acquisitions. There can be no assurance that the sellers will be willing to proceed with a transaction, that we will be able to negotiate and execute satisfactory definitive purchase and sale agreements with the sellers, that our due diligence will be satisfactory or that the conditions to closing will be satisfied.

Property Selection and Development Process

We expect that our existing relationships will generate an attractive pipeline of acquisition and development opportunities. We intend to grow our business within our existing markets and enter into new markets where we believe that we can successfully compete. We generally will seek to select medical office buildings in locations that we believe will complement our existing portfolio and facilitate the expansion of our healthcare delivery system relationships. In assessing a potential acquisition or development opportunity, we will undertake extensive due diligence efforts and focus on both the particular medical office building and the broader economics of the healthcare delivery system with which it is strategically aligned and the community in which it is located.

We will also analyze local and regional demographic indicators to understand the dynamics of the community and population that will be served by our medical office buildings. When considering an acquisition or development opportunity, we analyze, among other factors:

•	the financial strength and sophistication of our strategic partners;

•	credit;

•	key existing or potential tenants;

•	medical insurance reimbursement practices;

•	electronic reporting capabilities;

•	compliance records;

•	competition;

•	reputation and market perception;

•	near and long-term business plans; and

•	longevity and sophistication of operations.

Our analysis facilitates our understanding of the market position we expect to have when being aligned with our strategic partners as compared to others both locally and nationally. We take a comprehensive view with respect to our initial properties and will evaluate future opportunities in light of our then owned portfolio. As we have in the past, we will remain focused on the long-term success of our medical office buildings. As an example, at the discretion of the third party controlling these three properties, we continue to manage the first medical office building and its two subsequent expansions first developed by Mr. Richmond over 30 years ago.

In future acquisition or development transactions, we intend to offer OP units to potential partners to help finance a project on a tax-advantaged basis which we believe will provide us with development and acquisition opportunities that we might not otherwise receive.

Market Considerations

Our objective is to acquire and develop medical office buildings that generate attractive cash-flows and that offer the potential for capital appreciation. We seek stable revenue growth and a diverse, clinically interdependent tenant base tailored to serve submarkets. In connection with our review and consideration of an acquisition or development project, we will account for a variety of market considerations, including:

•	population density, growth trends and broader demographic data;

•	the performance and financial condition of the healthcare delivery system with whom we are seeking a strategic alignment and its future business plans and prospects;

•	building location, with a particular emphasis on proximity to the healthcare delivery system with whom we are seeking a strategic alignment and its position relative to existing and future facilities;

•	tenant demand for medical office space, including current and future supply in the market area, occupancy rates and rental trends in the market;

•	ability to leverage our current resources and realize economies of scale given our existing portfolio and management operations, or anticipated acquisition and development opportunities;

•	regulatory and environmental factors, particularly as they relate to the building’s tenants;

•	impact upon our existing portfolio of medical office buildings and internal resources; and

•	existing and potential competition.

Healthcare Regulatory Matters

Physician practices, hospitals and other healthcare providers are subject, both directly and indirectly, to substantial federal, state and local government law and regulations. Although we are not a healthcare provider or in a position to influence the referral of patients or ordering of services reimbursable under governmental healthcare programs, the majority of our tenants are or will be healthcare providers. In addition, owners of the Richmond Honan Formation Companies may include physicians and other healthcare providers. As a result, our operations will be subject to or indirectly impacted by the Anti-Kickback Statute, Stark Law and other federal and state laws and regulations related to payment to government health care programs as well as requirements applicable to commercial health plans.

Our leases will require our tenants to comply with all applicable laws, including, without limitation, the Anti-Kickback Statute and the Stark Law (both discussed below) and other healthcare laws and regulations. Our tenants’ failure to comply with federal, state and local laws and regulations could adversely affect their ability to successfully operate their businesses and, thereby, their ability to pay rent for space leased from us. For example, if a healthcare provider leases space from us and, in turn, subleases space to physicians or other referral sources at less than a fair market value rental rate, the Anti-Kickback Statute and the Stark Law could be implicated.

The following discussion describes certain material federal healthcare laws and regulations that may affect our operations and those of our tenants. In addition, we and our tenants are impacted by state laws and regulations which vary and may be more restrictive than federal law. Due to the detail in the laws and the number of states in which we operate, state law is not discussed here, except as otherwise indicated. However, state laws and regulations, like the federal healthcare laws and regulations, could affect the operations of our tenants and our operations. We intend for all of our business activities and operations to conform in all material respects with all applicable laws and regulations, including healthcare laws and regulations. However, laws related to the healthcare industry are subject to frequent review and revision by Congress and the agencies responsible for administering federal programs. Violation of such laws, including those related to government healthcare programs, may result in significant civil and criminal penalties.

Healthcare Reform Measures

On March 23, 2010, the President signed into law the Patient Protection and Affordable Care Act and, on March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, referred to collectively as PPACA. PPACA will change how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured Americans and reduced Medicare and Medicaid program spending. In addition, the new law reforms certain aspects of health insurance, expands existing efforts to tie Medicare and Medicaid payments to performance and quality, and contains provisions designed to strengthen fraud and abuse enforcement. PPACA expands the recovery audit contractor, or RAC, program to include Medicare Part C (also known as Medicare Advantage) and Part D (prescription drug coverage) and requires all states to use RACs to review Medicaid claims by December 31, 2010. Under the RAC program, which prior to PPACA was limited to traditional Medicare, CMS contracts with RACs to provide post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program. In addition, PPACA includes additional federal funding of $350 million over the next ten years to fight healthcare fraud, waste and abuse, including $95 million for federal fiscal year 2011, $55 million in federal fiscal year 2012 and additional increased funding through 2016.

PPACA also places significant restrictions on physician ownership of hospitals. Although there is a Stark Law exception that permits a physician to own an interest in an entire hospital, PPACA prohibits newly created physician-owned hospitals from billing for Medicare patients referred by their physician owners. As a result, the new law will effectively prevent the formation of physician-owned hospitals after December 31, 2010. While the new law grandfathers existing physician-owned hospitals, it does not allow these hospitals to expand their bed capacity or number of operating and procedure rooms without satisfying a narrow exception for hospitals that, among other things, are located in counties with relatively high growth and high Medicaid volumes.

It is difficult to predict the impact of PPACA on us due to the law’s complexity, lack of implementing regulations or interpretive guidance, gradual implementation and possible amendment, as well as our inability to foresee how individuals and businesses will respond to the choices afforded them by the law. Because of the many variables involved, we are unable to predict how PPACA may impact the operations of our tenants or the net effect of PPACA on us. We do believe, however, this law strengthens the vast majority of healthcare delivery systems and supports patient expansion which should grow the need for new out-patient facilities that fall within our target asset class.

Anti-Kickback Statute

The federal Anti-Kickback Statute (codified at 42 U.S.C. § 1320a-7b(b)) prohibits, among other things, the offer, payment, solicitation or acceptance of remuneration, directly or indirectly, with the intent of generating referrals or orders for services or for which payment may be made in whole or in part under a federal healthcare program, including the Medicare and Medicaid programs. Courts have interpreted this statute broadly and held that there is a violation of the Anti-Kickback Statute if only one purpose of the remuneration is to generate referrals, regardless of whether there are other lawful purposes. Furthermore, PPACA provides that knowledge of the law or the intent to violate the law is not required in order to violate the Anti-Kickback Statute. Violation of the Anti-Kickback Statute is a crime which is punishable by fines of up to $25,000 per violation, five years imprisonment or both. Violations may also result in civil sanctions, including civil penalties of up to $50,000 per violation, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and additional monetary penalties in amounts treble to the underlying remuneration. In addition, PPACA provides that submission of a claim for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim and may be subject to additional penalties under the federal False Claims Act, or FCA.

The Office of Inspector General of the Department of Health and Human Services, or OIG, has issued “Safe Harbor Regulations” that describe practices that will not be considered violations of the Anti-Kickback Statute. Nevertheless, the fact that a particular arrangement does not meet safe harbor requirements does not mean that the arrangement violates the Anti-Kickback Statute. The conduct or business arrangement, however, does risk increased scrutiny by government enforcement authorities. We intend to use commercially reasonable efforts to structure our leases and other applicable arrangements with healthcare providers so as to satisfy, or meet as closely as possible, safe harbor conditions. We cannot assure you, however, that we will meet all the conditions of a safe harbor.

Stark Law

Physicians, hospitals and other healthcare providers that invest in us or our facilities, lease from us or otherwise enter into financial relationships with us could be subject to the Ethics in Patient Referrals Act of 1989, or the “Stark Law” (codified at 42 U.S.C. § 1395nn). Unless an exception applies, the Stark Law prohibits a physician from making a referral to a hospital or other entity furnishing certain designated health services, including, among other services, inpatient and outpatient hospital services, clinical laboratory services and radiology services, paid by Medicare or Medicaid if the physician or a member of the physician’s immediate family has a financial relationship with that entity. The entity may not bill Medicare or Medicaid for any services furnished pursuant to a prohibited referral. Sanctions for violation the Stark Law include denial of payment, refunding amounts received for services provided pursuant to prohibited referrals, civil monetary penalties of up to $15,000 per prohibited service provided, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. PPACA provides for certain significant modifications to the Stark Law, including, among others, the new restrictions on physician ownership in hospitals discussed above and a requirement that the Department of Health and Human Services, or HHS, create and implement a new Stark Law self-disclosure protocol by late 2010. There are exceptions to the self-referral prohibition for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment arrangements. Unlike safe harbors under the Anti-Kickback Statute, an arrangement must comply with all requirements of a Stark Law exception or the arrangement is in violation of the Stark Law.

The Centers for Medicare and Medicaid Services, or CMS, a federal agency within HHS, has issued multiple phases of final regulations implementing the Stark Law and continues to make changes to these regulations. While these regulations help clarify the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes. Although our lease arrangements will require that our tenants comply with the Stark Law, we cannot offer assurance that the arrangements entered into by us and our facilities will be found to be in compliance with the Stark Law as it is ultimately interpreted.

The False Claims Act

The federal False Claims Act prohibits knowingly making or presenting any false claim for payment to the federal government. The False Claims Act defines “knowingly” broadly to include submitting a claim with reckless disregard to its truth or falsity. Additionally, qui tam, or whistleblower, provisions of the federal False Claims Act allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Whistleblowers may collect a portion of the government’s recovery—an incentive which increases the frequency of such actions. A successful False Claims Act case may result in a penalty of three times actual damages, plus additional civil penalties payable to the government, plus reimbursement of the fees of counsel for the whistleblower. PPACA provides for certain expansions of the False Claims Act which could result in significant increases in the number of whistleblower lawsuits. For example, PPACA provides that submitting claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false claim under the False Claims Act. Whistleblowers and the federal government have taken the position, and some courts have held, that providers who have allegedly violated other statutes such as the Stark Law have thereby submitted false claims under the False Claims Act. Many states have enacted similar statutes preventing the presentation of a false claim to a state government, and we expect more to do so because the Social Security Act provides a financial incentive for states to enact statutes establishing state level liability.

The Civil Monetary Penalties Law

The Civil Monetary Penalties law prohibits the knowing presentation of a claim for certain healthcare services that is false or fraudulent. Civil Monetary Penalties law requires a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute. Civil monetary penalties that may be imposed under the federal Civil Monetary Penalty Law range from $10,000 to $50,000 per act, and, in some cases, may result in penalties of up to three times the remuneration offered, paid, solicited or received. In addition, a violator may be subject to exclusion from federal and state health care programs. Federal and state governments increasingly use the federal Civil Monetary Penalty Law, especially where they believe they cannot meet the higher burden of proof requirements under the Anti-Kickback Statute.

HIPAA Administrative Simplification, Privacy and Security Requirements

The Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, requires the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. In addition, healthcare providers and entities covered by HIPAA (known as “covered entities”) must comply with privacy and security standards under HIPAA and its implementing regulations, which extensively regulate the use and disclosure of individually identifiable health information and require them to implement administrative, physical and technical safeguards to protect the security of such information. The American Recovery and Reinvestment Act of 2009, or ARRA, broadened the scope of the HIPAA privacy and security regulations. In addition, ARRA extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities). As a result, tenants may incur additional costs to improve their technology in order to protect patient health information in accordance with the HIPAA regulations and with guidance provided by HHS which could have a negative impact on their financial condition.

As required by ARRA, HHS published an interim final rule in 2009 that requires covered entities to report breaches of unsecured protected health information to affected individuals without unreasonable delay but not to exceed 60 days of discovery of the breach by a covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. Various state laws and regulations may also require providers to notify affected individuals in the event of a data breach involving individually identifiable information.

If any of our tenants fail to comply with the HIPAA or ARRA privacy and security obligations, such tenants could incur substantial civil and criminal penalties. ARRA has strengthened the penalties and enforcement provisions of HIPAA, which may result in increased enforcement activity. For example, ARRA authorizes state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. Our tenants also remain subject to any federal or state privacy-related laws that are more restrictive than privacy regulations issued under HIPAA. These laws vary and could impose additional penalties.

Licensure

The tenants of our medical office buildings are subject to extensive federal, state and local licensure, certification and inspection laws and regulations. Further, various licenses and permits are required to dispense narcotics, operate pharmacies, handle radioactive materials and operate equipment. Failure to comply with any of these laws could result in loss of licensure, certification or accreditation, denial of reimbursement, imposition of fines, suspension or decertification from federal and state healthcare programs.

EMTALA

Hospitals that lease space in our medical office buildings are subject to the Emergency Medical Treatment and Active Labor Act, or EMTALA. This federal law requires such facilities to conduct an appropriate medical screening examination of every individual who presents to the hospital’s emergency room for treatment and, if the individual is suffering from an emergency medical condition, to either stabilize the condition or make an appropriate transfer of the individual to a facility able to handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of an individual’s ability to pay for treatment. The government broadly interprets EMTALA to cover situations in which individuals do not actually present to a hospital’s emergency room, but present for emergency examination or treatment to the hospital’s campus, generally, or to a hospital-based clinic that treats emergency medical conditions.

Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition, an injured individual, the individual’s family or a medical facility that suffers a financial loss as a direct result of a hospital’s violation of the law can bring a civil suit against the hospital. Such suits or penalties against our tenants could adversely affect the tenant’s operations and therefore our revenue.

Antitrust Laws

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission. If we or our tenants are determined by courts or regulatory authorities to not comply with antitrust laws, our operations could be adversely affected.

Healthcare Industry Investigations

Significant media and public attention has focused in recent years on the healthcare industry. Federal and state investigations have addressed a wide variety of routine health care operations such as: cost reporting and billing practices, financial arrangements with referral sources; physician recruitment activities; physician joint ventures; and hospital charges and collection practices for self-pay patients. Our tenants engage in many of these routine health care operations and other activities that could be the subject of governmental investigations or inquiries. In addition ARRA provides funding dedicated to additional federal enforcement activities related to healthcare providers and preventing fraud and abuse. PPACA includes additional federal funding of $350 million over the next ten years to fight health care fraud, waste and abuse, including $95 million for federal fiscal year 2011, $55 million in federal fiscal year 2012 and additional increased funding through 2016. This funding may increase enforcement activities, including investigations, against tenants or potential tenants of our medical office buildings. It is possible that governmental entities could initiate investigations or litigation in the future and that such matters could result in significant penalties, as well as adverse publicity. It is also possible that our executives or our company could be included in governmental investigations or litigation or named as defendants in private litigation.

Other Regulatory and Legislative Developments

Healthcare continues to attract intense legislative and public interest. Many states have enacted, or are considering enacting, measures designed to reduce their Medicaid expenditures and change private healthcare insurance, and states continue to face significant challenges in maintaining appropriate levels of Medicaid funding due to state budget shortfalls. Healthcare facility operating margins may continue to be under significant pressure due to the deterioration in pricing flexibility and payor mix, as well as increases in operating expenses that exceed increases in payments under the Medicare program. In addition, federal and state regulating bodies may adopt yet further prohibitions on the types of contractual arrangements between physicians and the healthcare providers to which they refer. We cannot predict whether any such proposals or initiatives will be adopted, or if adopted, whether the business of our prospective tenants, or our business, will be adversely impacted.

Environmental Matters

Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to pay all costs associated with the investigation, remediation and monitoring of a release of hazardous substances or other regulated materials located at or emanating from such property, regardless of whether or not such person caused the contamination. Further, under certain circumstances, such owners or operators of real property may be held liable for 100% of the property damage, personal injury, environmental and natural resource damage resulting from or arising in connection with such releases. The liability associated with certain of these laws has been interpreted to be joint and several, unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The failure to properly remediate the property may also adversely affect the owner’s ability to lease, sell, develop or rent the property or to borrow funds using the property as collateral.

In connection with the acquisition, ownership, management, development and re-development of our current or past properties and any properties that we may acquire, own, manage, develop and re-develop in the future, we could be legally responsible for all environmental liabilities or costs relating to a release of hazardous substances or other regulated materials located at or emanating from such property. In order to assess the potential for such liability, we will obtain new Phase I environmental site assessments with respect to all of our initial properties prior to the formation transactions except for five of the Affiliated Portfolio properties. With respect to such five Affiliated Portfolio properties, our Predecessor or our Affiliated Entities conducted Phase I environmental site assessments prior to their development and our Predecessor or our Affiliated Entities owned and managed them until we acquired ownership interests in them. We also expect to conduct a Phase I environmental site assessment of each future property prior to acquisition and will seek to manage all of our properties in accordance with environmental laws while we own manage, develop and re-develop them. Our leases generally contain a provision that requires tenants to conduct all activities in compliance with environmental laws and a general indemnity provision requiring the tenants to indemnify the owner for any harm caused by them. The Phase I environmental site assessments that we have conducted and obtained from the current owners of the initial properties have not identified, nor are we otherwise aware of, any environmental conditions that are reasonably expected to have a material impact on the operations of any of our properties. However, no assurances can be given that any of the Phase I site assessments identify all environmental conditions because material environmental conditions may have developed since the Phase I environmental site assessments were conducted. See “Risk Factors—Risks Related to Our Operations and Properties.”

Insurance

We believe that our initial properties are covered by adequate fire, flood, earthquake, wind (as deemed necessary or as required by our lenders) and property insurance, as well as commercial liability insurance, which is provided by reputable companies and with commercially reasonable deductibles and limits. Furthermore, we believe that our businesses and assets are likewise adequately insured against casualty loss and third-party liabilities. We engaged a risk management consultant to assist us with an evaluation of our insurance needs.

Competition

We compete in owning, managing, developing and re-developing medical office buildings with financial institutions, institutional pension funds, real estate developers, other REITs, other public and private real estate companies and private real estate investors, many of whom have substantially greater resources than us. Depending upon the characteristics of a specific market, we also face competition in leasing available medical office buildings to prospective tenants.

Employees

Upon completion of this offering and the formation transactions, we expect to have approximately 30 full-time employees. Our employees perform various property management, maintenance, acquisition, renovation and management functions. We believe that our relationships with our employees are good. None of our employees are represented by a union.

Offices

Our corporate headquarters are located at 975 Johnson Ferry Road, Suite 450, Atlanta, Georgia 30342. We have regional offices located in Tampa, Florida and Houston, Texas. We believe that our current offices are adequate for our present and future operations, although we may add regional offices depending upon the volume and nature of future acquisition and development projects.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation pending or threatened against us other than routine litigation arising out of the ordinary course of business or which is expected to be covered by insurance and not expected to harm our business, financial condition or results of operations.

MANAGEMENT

Executive Officers, Directors, Director Nominees and Other Officers

Upon the closing of this offering, our board of directors will consist of seven individuals, five of whom will satisfy the NYSE’s listing standards for independence.

Certain information regarding our executive officers, directors and persons who have agreed to become directors of our company upon the closing of this offering is set forth below:

Name	Age	Position
Lea Richmond, III	62	Chairman and Chief Executive Officer
Scott C. Honan	46	President and Director
Russell S. LaGrone	50	Executive Vice President, Chief Financial Officer and Treasurer
John W. Sweet(1)	65	Executive Vice President and Chief Investment Officer
Kent E. Ohlsen	37	Vice President, General Counsel and Secretary
Madelyn E. Butler	48	Director(2)
Kenneth L. Hargreaves	62	Director(2)
Sara Grootwassink Lewis	42	Director(2)
James E. Shmerling	56	Director(2)
Richard F. Waid	81	Director(2)

(1)	This individual has agreed to become our executive vice president and chief investment officer upon the closing of this offering.
(2)	This individual has agreed to become a director upon the closing of this offering and is expected to be an independent director under the rules of the NYSE.

The following are biographical summaries of the experience of our executive officers, directors and persons who have agreed to become directors of our company upon the closing of this offering.

Executive Officers and Directors

Lea Richmond, III.  Mr. Richmond is the chairman of our board of directors and our chief executive officer. Mr. Richmond has been involved in the commercial real estate industry for over 35 years and founded his first medical office property development and management company in 1975. Since 2000, he has served as either the chief executive officer, president or a managing member of various Richmond Honan related entities including Richmond Property Management, Inc. and Richmond Honan, LLC. In addition, from 1996 to 2000, Mr. Richmond served as the president of Cousins Richmond, the then healthcare division of Cousins Properties, Inc., an Atlanta based REIT listed on the New York Stock Exchange. Mr. Richmond’s first real estate engagement was with the commercial division of the Spratlin Real Estate Brokerage and Development Company based in Atlanta. He formed the Lea Richmond Company in late 1975 to develop and manage medical office buildings and has continued this activity in a Richmond related entity ever since. During his career, Mr. Richmond has initiated and overseen over 3.3 million square feet of medical office development and medical campuses. He has initiated relationships for his various entities with 20 healthcare delivery systems for whom he has developed, managed and leased properties. Over the course of his career, Mr. Richmond has also been involved in third party real estate strategic planning and feasibility projects for various healthcare delivery systems. He has devoted time throughout his career to various civic organizations such as Big Brothers of Atlanta, St. Francis’ Table, Hospice of Atlanta and various church-related organizations. He is currently serving as a director of the Medical Chapels Foundation, which he co-founded with Mr. Honan. Mr. Richmond received a Bachelor of Arts degree from the University of the South in 1970 and served in the United States Air Force until 1974 when he returned to Atlanta to begin his real estate career.

We have determined that Mr. Richmond should serve on our board of directors because of his extensive experience in, and knowledge of, the healthcare and real estate industries, as well as his significant contributions to our company and our Affiliated Portfolio. As our chairman and chief executive officer, he also serves as a critical link between management and our board of directors. We consider Mr. Richmond to be one of our two promoters, which means that he has taken initiative in founding and organizing our business.

Scott C. Honan.  Mr. Honan is our president and serves as a director. He began working with Mr. Richmond and various affiliates in 2000, three years after he and Mr. Richmond were first introduced. Since 2000, at various affiliates of our company, Mr. Honan has served in several capacities including, chief development and construction officer, chief operating officer, executive vice president and president. Mr. Honan also acts as co-manager of various partnerships formed by Mr. Honan and Mr. Richmond. Mr. Honan has worked in healthcare real estate development since 1998. He has a cumulative 23 years of real estate experience. Between 1991 and 2000, Mr. Honan owned and operated several integrated construction and real estate development companies. Prior to 1991, he was a real estate analyst. Mr. Honan is an active member of the community and is involved in many civic endeavors. Mr. Honan is the co-founder of Medical Chapels Foundation along with Mr. Richmond. Mr. Honan is a member of North Point Community Church and is a volunteer in children’s bible school. Mr. Honan has a BSBA from Old Dominion University with a double major in Real Estate Finance and Urban Economics.

We have determined that Mr. Honan should serve on our board of directors because of his extensive experience in, and knowledge of, the healthcare and real estate industries, as well as his significant contributions to our company and our Affiliated Portfolio. As our president, he also serves as a critical link between management and our board of directors. We consider Mr. Honan to be one of our two promoters, which means that he has taken initiative in founding and organizing our business.

Executive Officers

Russell S. LaGrone.  Mr. LaGrone is our executive vice president, chief financial officer and treasurer, a position that he has held since November 2009. Immediately prior to joining our company, Mr. LaGrone served from 2004 to 2009 as the executive vice president and chief financial officer of Chatham Holdings Corporation, a residential and commercial real estate ownership and services company, where he was responsible for the company’s management, financing and investment activities. From 2005 to 2009, he also served as the president of Executive Asset Management, LLC, an affiliate of Chatham focused on third-party asset management. From 1991 to 2004, Mr. LaGrone served in various roles at Portman Holdings, LP, a commercial real estate development, ownership and management company, including as its chief financial officer and chief operating officer. Prior to joining Portman, he served as Chatham’s corporate controller from 1987 to 1991, and was employed by PricewaterhouseCoopers LLP from 1984 to 1987, where he focused on clients in the real estate and hospitality industries. During his career, Mr. LaGrone has been involved in closing transactions that aggregate in excess of $1 billion for domestic and international real estate projects. Mr. LaGrone has over 26 years of real estate experience. He is actively involved in community and volunteer organizations, currently serving as an elder in the Embry Hills Church of Christ and on the board of the Fulton County Boys and Girls Club. Mr. LaGrone received a BS in Accounting and an MBA from the University of Alabama.

John W. Sweet.  Mr. Sweet will join Richmond Honan as our executive vice president and chief investment officer upon the closing of this offering. Mr. Sweet is the Managing Director of the Ziegler Portfolio and responsible for all investment, financing and management activities. Prior to joining B.C. Ziegler and Company in 2005, Mr. Sweet served as Vice President - Business Development for Windrose Medical Properties Trust (a NYSE-listed real estate investment trust focused on the ownership of medical office buildings) from 2003 to 2005. From 2001 to 2003, he was an independent consultant that provided corporate finance advisory services to private businesses, including to Windrose in connection with its initial public offering in 2002. In his capacities at both Windrose and Ziegler, Mr. Sweet has invested over $565 million in the acquisition of medical properties since 2002. From 1997 to 2001, Mr. Sweet served as Senior Vice President - Corporate Finance for B.C. Ziegler and Company and was engaged in both healthcare and multi-industry mergers and acquisitions and capital formation. He has been actively involved in youth sports and is the former President and board member for the Children’s Society of Wisconsin, a not-for-profit agency, offering foster care and adoption services in Wisconsin. Mr. Sweet has a bachelor’s degree in business administration from St. John Fisher College in Rochester, New York and an M.B.A. from Rochester Institute of Technology.

Kent E. Ohlsen.  Mr. Ohlsen is our vice president, general counsel and secretary, a position that he has held since February 2008. Prior to joining us, Mr. Ohlsen was an attorney at Smith, Gambrell & Russell, LLP, where he focused his practice in commercial real estate from September 2003 to February 2008. Mr. Ohlsen advised clients on a wide variety of issues related to commercial real estate transactions including development, acquisition, financing, leasing and corporate structure. He is actively involved in his church and has served in leadership positions in the Boy Scouts of America and as a coach for various youth sports teams. Mr. Ohlsen received a BA in English and a JD from Brigham Young University.

Directors

Madelyn E. Butler, M.D.  Dr. Butler will become a member of our board of directors upon completion of this offering. Since July 1994, she has been a practicing physician, specializing in obstetrics and gynecology, at The Woman’s Group, located in Tampa, Florida. Dr. Butler founded The Woman’s Group in Tampa, Florida and has served as its president and general managing partner since its formation. She also serves as the Vice President and as a member of the board of directors and executive committee of the Florida Medical Association and is the current President-elect. Dr. Butler completed her residency at the University of South Florida. She received an MD from the University of Florida School of Medicine and a BS in Microbiology from the University of Florida.

We have determined Dr. Butler should serve on our board of directors because of her unique perspective as both a practicing physician and a leader of an important medical association.

Kenneth L. Hargreaves.  Mr. Hargreaves will become a member of our board of directors upon completion of this offering. Mr. Hargreaves spent 36 years in the commercial real estate business at Massachusetts Mutual Life Insurance Company, or MassMutual, starting in 1972 as an investment analyst in the Real Estate Group. From 1991 to November 2008, he served as head of MassMutual’s then Real Estate Finance Group, a full service real estate finance organization, which later merged into Babson Capital Management LLC in 2000, an investment affiliate of MassMutual, with assets under management at the time of the merger of over $100 billion. Mr. Hargreaves has held multiple positions during his tenure at MassMutual, including Regional Director in Atlanta, Georgia and head of the Mortgage Portfolio Department. Since November 2008, Mr. Hargreaves has pursued personal interests. He has served as a member of the Urban Land Institute, the Mortgage Banker’s Association of America’s Commercial Real Estate Finance/Multifamily Board of Governors, the investment committees of the Mortgage Banker’s Association and LOMA, and the board of managers of Wrightwood Capital LLC, a private real estate finance company. Mr. Hargreaves received a BA from Gettysburg College and an MBA from Northeastern University.

We have determined that Mr. Hargreaves should serve on our board of directors because of his extensive real estate experience, industry knowledge, analytical skills and proven leadership.

Sara Grootwassink Lewis.  Ms. Lewis will become a member of our board of directors upon completion of this offering. Ms. Lewis served as chief financial officer of Washington Real Estate Investment Trust from May 2002 through February 2009, and was promoted to executive vice president in 2007. Ms. Lewis joined Washington Real Estate Investment Trust in 2001 as managing director, finance and capital markets. Since March 2009, she has been a private investor. From 1999 through 2001, she served as vice president, finance and investor relations at Corporate Office Properties Trust and previously as an equity analyst at Johnston, Lemon & Co. Ms. Lewis has been a member of the board of directors of CapitalSource, Inc., a commercial finance company listed on the NYSE, since 2004 and serves on that board’s audit committee and as Chairman of the nominating and corporate governance committee. Ms. Lewis also serves as a director of PS Business Parks, Inc., a REIT listed on the NYSE focused on commercial properties. She serves on that board’s audit committee. She is a chartered financial analyst and a certified public accountant. Ms. Lewis received a BS in Finance and Marketing from the University of Illinois at Urbana-Champaign.

We have determined Ms. Lewis should serve on our board of directors because of her strong financial background, specific experience with real estate investment trusts and prior leadership roles.

James E. Shmerling, DHA.  Dr. Shmerling will become a member of our board of directors upon completion of this offering. Dr. Shmerling currently serves as the president and chief executive officer of The Children’s Hospital in Denver, Colorado, which he joined in January 2007. From 2002 to December 2006, he served as the executive director and chief executive officer of Monroe Carell Jr. Children’s Hospital at Vanderbilt in Nashville, Tennessee. From 1995 to 2002, he served as president, and from 1998 to 2002 as senior vice president of Ambulatory Services for Methodist/Le Bonheur Healthcare in Memphis, Tennessee. Dr. Shmerling received a Doctorate in Health Administration from the University of South Carolina, an MBA from Samford University, a Masters in Hospital and Health Care Administration from the University of Alabama and a BS in Public Health Education from the University of Tennessee.

We have determined Dr. Shmerling should serve on our board of directors because of his significant industry experience and important perspective serving as the president and chief executive officer of a major children’s hospital.

Richard F. Waid.  Mr. Waid will become a member of our board of directors upon completion of this offering. Mr. Waid has spent over 38 years in the investment banking business. Mr. Waid currently serves as a vice chairman of Robert W. Baird & Co. Incorporated, a leading middle-market investment bank, where he works with the capital markets teams. Mr. Waid joined Robert W. Baird & Co. Incorporated in 2002. From 1992 to 2002, he held multiple positions at The Robinson-Humphrey Company, Inc., which is now a part of SunTrust Bank, Inc. While at Robinson-Humphrey, Mr. Waid served as a managing director in the Investment Banking Division and served as head of the National Real Estate, Energy and Industrial Practice Groups. Prior to joining Robinson-Humphrey, he held multiple positions with Kidder, Peabody & Co., where he worked for more than 20 years, last serving as a senior vice president in the Investment Banking Division. Mr. Waid has previously served as a director on several publicly traded company boards, including North Carolina Natural Gas Corp., now part of Piedmont Natural Gas Corp., where he served as chairman of the audit committee, and Griffith Petroleum Company, now part of CH Energy Group, Inc. Mr. Waid started his business career with International Business Machines Corp. He served as a Commissioned Officer in the United States Army. Mr. Waid received a BS in Business Administration from the University of Richmond.

We have determined Mr. Waid should serve on our board of directors because of his extensive capital markets experience, understanding of real estate investment trusts and prior service as a member of the board of directors of several public companies.

Corporate Governance Profile

In connection with this offering and the formation transactions, we will establish our organizational structure and corporate governance in a manner that we believe closely aligns our interests with those of our stockholders as follows:

•	Our board of directors will not be staggered, and all of our directors will be subject to re-election annually.

•

At least a majority of our directors will be determined by our board of directors to be independent for purposes of the NYSE’s listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	We will adopt a code of ethics relating to the conduct of business by our employees, officers and directors.

Board Compensation

Upon the closing of this offering, each non-employee member of our board of directors will be entitled to receive annual compensation for his or her services as a director as follows: $35,000 annual cash retainer, $1,250 per board or committee meeting attended in person and $750 per teleconference board or committee meeting attended as well as initial and annual restricted stock awards. The chairperson of the audit committee will be entitled to receive an additional $10,000 annually in compensation, the chairperson of the compensation committee will be entitled to receive an additional $7,500 annually in compensation and the chairperson of the nominating and corporate governance committee will be entitled to receive an additional $5,000 annually in compensation.

Upon joining our board of directors, each non-employee director will receive 6,600 shares of restricted stock, which will vest over a period of three years in equal installments, subject to continued services on our board of directors and other forfeiture provisions. Subsequent restricted stock awards will be determined by our compensation committee and we expect will be issued on the date of the director’s reelection to the board and subject to a one-year vesting requirement. The initial and annual restricted stock awards provide that the recipient will be entitled to receive distributions on and to vote the restricted shares from the date of grant up to a forfeiture of the shares. Directors who are also employees of our company, currently Messrs. Richmond and Honan, will not receive any compensation for their services as directors. Each member of our board of directors will be reimbursed for reasonable out-of-pocket expenses associated with service on our behalf and associated with attendance at or participation in board or committee meetings and director education programs consistent with our internal policies.

Board Committees

Upon the closing of this offering, our board of directors will appoint an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will have at least three directors and will be composed exclusively of independent directors, by reference to the rules, regulations and listing standards of the NYSE.

Audit Committee

The audit committee will help ensure the integrity of our financial statements, the qualifications and independence of our independent auditors and the performance of our internal audit function and independent auditors. The audit committee will select, assist and meet with the independent auditors, oversee each annual audit and quarterly review, establish and maintain our internal audit controls and prepare the report that U.S. federal securities laws require to be included in our annual proxy statement. Our audit committee will also review and approve any related-party transactions. We expect that Ms. Lewis will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the SEC, and that Mr. Hargreaves and Dr. Shmerling will serve as members of this committee.

Compensation Committee

The compensation committee will review and approve the compensation and benefits of our executive officers, administer and make recommendations to our board of directors regarding our compensation and stock incentive plans and produce an annual report on executive compensation for inclusion in our proxy statement. We expect that Mr. Waid will chair our compensation committee and that Ms. Lewis and Dr. Shmerling will serve as members of this committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will develop and recommend to our board of directors a set of corporate governance principles, adopt a code of ethics, adopt policies with respect to conflicts of interest, monitor our compliance with corporate governance requirements of state and U.S. federal law and the rules and regulations of the NYSE, establish criteria for prospective members of our board of directors, conduct candidate searches and interviews, oversee and evaluate our board of directors and management, evaluate from time to time the appropriate size and composition of our board of directors, recommend, as appropriate, increases, decreases and changes in the composition of our board of directors and formally propose the slate of directors to be elected at each annual meeting of our stockholders. We expect that Mr. Hargreaves will chair our nominating and corporate governance committee and that Dr. Butler and Mr. Waid will serve as members of this committee.

Our board of directors may from time to time establish other committees to facilitate the management of our company.

Indemnification Agreements

Under our charter and bylaws, our officers and directors are entitled to indemnification to the maximum extent permitted by Maryland law. In addition, we expect to enter into customary indemnification agreements with each of our executive officers and directors. We refer to each person that will be party to an indemnification agreement as an indemnitee. In general, we expect that each indemnification agreement will provide that we will indemnify and advance expenses to the indemnitee to the maximum extent permitted by Maryland law in effect as of the date of the agreement or to such extent as Maryland law thereafter from time to time may permit. However, no change in Maryland law will have the effect of reducing the benefits available to the indemnitee under the agreement.

If, by reason of being a present or former director, officer, employee or agent of our company, or a director, trustee, officer, partner (including general partner), manager, managing member, fiduciary, employee or agent of our Predecessor or the Affiliated Entities, the indemnitee is, or is threatened to be made, a party to any threatened, pending or completed proceeding, the indemnitee is entitled to be indemnified against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such proceeding or any other issue or matter related to the proceeding. However, we will not be required to provide this indemnification if it is established that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or, in a suit charging receipt of an improper personal benefit, a judgment of liability on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

Under such indemnification agreements, we will be obligated to advance all expenses reasonably incurred by or on behalf of each indemnitee in connection with any threatened, pending or completed proceeding. In order to be advanced expenses, the indemnitee must affirm in writing his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and provide an undertaking to repay any expenses advanced if it is ultimately determined that the indemnitee has not met the standard of conduct necessary for indemnification.

For a description of certain provisions of Maryland law relating to the limitation of liability and indemnification of directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Insofar as indemnification for liabilities arising under the Securities Act may be provided to directors or officers, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation

Compensation Discussion and Analysis

We have determined to pay base salaries and annual bonuses and to make grants of awards under our 2010 Equity Incentive Plan to certain of our executive officers, effective upon completion of this offering, in accordance with their employment agreements. The awards under our 2010 Equity Incentive Plan are granted to recognize the individual efforts of certain of our executive officers on our behalf in connection with this offering and the formation transactions and to provide a retention element to their compensation. Our board of directors has not yet formed our compensation committee. Accordingly, we have not yet adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that such determinations will be made by our compensation committee, once formed, based upon a number of considerations, including, among other things, our performance, the executive’s contribution to our performance and our company, the compensation paid to similarly situated executives in our industry, the desire to align the executive’s interests with those of our stockholders and the desire to retain the executive’s services over the long-term. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us.

Executive Officer Compensation

The following is a summary of the elements of and amounts expected to be paid under our compensation plans for fiscal year 2010. Because we were only recently formed, meaningful individual compensation information from our Predecessor is not available for prior periods.

Annual Base Salary.  Base salary is designed to compensate our chief executive officer, chief financial officer and each of our other anticipated three most highly-compensated executive officers, which we refer to as our “named executive officers,” at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining future base salaries, we expect that our compensation committee will consider each executive’s role and responsibility, unique skills, future potential with our company, salary levels for similar positions in our target market, and internal pay equity.

Annual Cash Bonus.  Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on such individual’s performance. In connection with our annual cash bonus program, we expect that our compensation committee will determine annual performance criteria that are flexible and that change with the needs of our business and that our annual cash bonus plan will be designed to reward the achievement of specific, pre-established financial and operational objectives.

Equity Awards.  We will provide equity awards pursuant to our 2010 Equity Incentive Plan. Equity awards are designed to focus and reward our executive officers on our long-term goals and enhance stockholder value. In determining the amount and composition of equity awards, we anticipate that our compensation committee will take into account the company’s overall financial performance and the retention value, of and the alignment with stockholder interests provided by, the equity awards.

Retirement Savings Opportunities.  All eligible employees will be able to participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) Plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution. We do not intend to provide an option for our employees to invest in our stock through the 401(k) plan.

Health and Welfare Benefits.  We intend to provide a competitive benefits package to all full-time employees which is expected to include health and welfare benefits, such as medical, dental, disability insurance, and life insurance benefits. The plans under which these benefits will be offered are not expected to discriminate in scope, terms or operation in favor of officers and directors and will be available to all full-time employees.

The following table sets forth the annual base salary and other compensation payable to our executive officers as of the completion of this offering. We have entered into employment agreements with Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen which provide certain of the compensation terms set forth in the table below. These employment agreements will become effective at the close of this offering. See “—Employment Agreements.”

The following table sets forth the annual base salary and other compensation expected to be paid or earned in 2010, to our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	All Other Compensation	Total
Lea Richmond, III Chairman and Chief Executive Officer	2010	$300,000	—	$1,631,000	$17,000	$1,948,000

Scott C. Honan President and Director	2010	$300,000	—	$1,631,000	$17,000	$1,948,000

Russell S. LaGrone Executive Vice President, Chief Financial Officer and Treasurer	2010	$250,000	—	$742,000	$16,000	$1,008,000

John W. Sweet Executive Vice President and Chief Investment Officer	2010	$250,000	—	$742,000	$16,000	$1,008,000

Kent E. Ohlsen Vice President, General Counsel and Secretary	2010	$200,000	—	$336,000	$15,000	$551,000

(1)	No bonuses will be paid for 2010. In 2011 and subsequent years, bonus amounts, if any, payable to our named executive officers will be determined by the compensation committee of our board of directors. The employment agreements with each of our named executive officers provide that each executive will have the opportunity to earn an annual cash bonus of at least 25% of annual base salary but not more than 125% of annual base salary to the extent that individual and corporate goals established by our compensation committee are achieved.

(2)	Represents the estimated grant date fair value of the restricted stock awards based upon the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus.

IPO Grants of Plan-Based Awards

Name	Grant Date		Shares of Restricted Stock Awards, Number of Shares or Stock Units (1)		Grant Date Fair Value of Restricted Stock Awards
Lea Richmond, III		(1)	116,500	(2)	$1,631,000	(3)
Scott C. Honan		(1)	116,500	(2)	$1,631,000	(3)
Russell S. LaGrone		(1)	53,000	(2)	$742,000	(3)
John W. Sweet		(1)	53,000	(2)	$742,000	(3)
Kent E. Ohlsen		(1)	24,000	(2)	$336,000	(3)

(1)	Each of these awards is expected to be issued upon completion of this offering.

(2)	Represents shares of restricted common stock that will be issued upon completion of this offering. The awards will vest with respect to 15%, 21%, 28% and 36% of the shares during the second, third, fourth and fifth years after the grant, respectively, provided that the officers remain employed by our company on the vesting date in accordance with the terms of the grant agreement. Dividends will be paid on the shares of restricted common stock prior to vesting.

(3)	Represents the estimated grant date fair value of the shares of restricted common stock based upon the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus.

Employment Agreements

Effective upon completion of this offering and the formation transactions, we will enter into employment agreements with Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen. The employment agreements with Messrs. Richmond and Honan each will have an initial term of three years and the employment agreements with Messrs. LaGrone, Sweet and Ohlsen will have an initial term of two years. Each of the employment agreements will renew for one-year terms at the expiration of their initial terms unless terminated by written notice delivered at least six months before the end of the then-current term. The employment agreements provide for an annual base salary payable to each of Messrs. Richmond and Honan of $300,000, an annual base salary payable to each of Messrs. LaGrone and Sweet of $250,000 and an annual base salary of $200,000 payable to Mr. Ohlsen, subject to increase in the discretion of our board of directors or its compensation committee.

Under their employment agreements, Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen are eligible to earn an annual cash bonus to the extent that individual and corporate goals established by the compensation committee are achieved. The employment agreements provide that beginning in 2011 each of the executives will have the opportunity to earn an annual cash bonus of at least 25% of annual base salary but not more than 125% of annual base salary to the extent such goals are achieved.

The employment agreements entitle Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen to customary fringe benefits, including vacation and the right to participate in any other benefits or plans in which other executive-level employees participate (including but not limited to retirement, pension, profit-sharing, insurance (including life insurance) or medical plans).

Each employment agreement provides for certain payments in the event that the employment of Messrs. Richmond, Honan, LaGrone, Sweet or Ohlsen ends upon termination by us for “cause,” a resignation without “good reason” (as defined below), death or disability or any reason other than a termination by us without “cause” or resignation with “good reason.” The agreement defines “cause” as (1) the executive’s continuing and repeated (x) failure to perform a material duty, (y) material breach of an obligation set forth in the employment agreement or (z) breach of a material and written policy in each case other than by reason of mental or physical illness or injury, (2) a breach of the executive’s fiduciary duties, (3) conduct that demonstrably and materially injures us monetarily or otherwise or (4) a conviction of, or plea of nolo contendere to, a felony or crime involving moral turpitude or fraud or dishonesty involving our assets, in each case as determined in good faith by a majority of our independent directors and that in each case is not cured, to the reasonable satisfaction of a majority of our independent directors, within 30 days after written notice. In any such event, the employment agreements provide for the payment to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen of any earned but unpaid compensation up to the date of termination and any benefits due under the terms of any of our employee benefit plans.

Each employment agreement provides for certain severance payments in the event that the employment of Messrs. Richmond, Honan, LaGrone, Sweet or Ohlsen is terminated by us without “cause” or the executive resigns for “good reason.” The agreement defines “good reason” as (1) our material breach of the terms of the employment agreement or a direction from the Board that the executive act or refrain from acting in a manner unlawful or contrary to a material and written policy, (2) a material diminution in the executive’s duties, functions and responsibilities without his consent or our preventing him from fulfilling or exercising his material duties, functions and responsibilities without his consent, (3) a material reduction in the executive’s base salary or annual bonus opportunity or (4) a requirement that the executive relocate more than 50 miles from the current location of his principal office without his consent, in each case provided that the executive has given written notice to the Board within 30 days after he knows of the circumstances constituting “good reason,” the circumstances constituting “good reason” are not cured within 30 days of such notice and the executive resigns within 90 days after the expiration of the cure period. In any such event, the executive is entitled to receive any earned but unpaid compensation up to the date of termination and any benefits due under the terms of our employee benefit plans and, if the executive executes a general release of claims, any outstanding options, restricted shares and other equity awards shall be vested and exercisable as of the date of termination and outstanding options shall remain exercisable thereafter until their stated expiration date as if the executive’s employment had not terminated. The executive shall also be entitled to receive, subject to the execution of a general release of claims, an amount equal to three times (in the case of Messrs. Richmond and Honan) or two times (in the case of Messrs. LaGrone, Sweet and Ohlsen), his base salary in effect at the time of termination, an amount equal to three times (in the case of Messrs. Richmond and Honan) or two times (in the case of Messrs. LaGrone, Sweet and Ohlsen) the greater of the highest annual bonus paid to him for the three fiscal years ended immediately before the date of termination or 25% of the executive’s base salary, a prorated bonus for the then-current fiscal year based on his annual bonus for the fiscal year ended prior to his termination, an amount equal to three times (in the case of Messrs. Richmond and Honan) or two times (in the case of Messrs. LaGrone, Sweet and Ohlsen) the annual premium or cost paid by us for health, dental and vision insurance coverage for the executive and his eligible dependents in effect on the termination date and an amount equal to three times (in the case of Messrs. Richmond and Honan) or two times (in the case of Messrs. LaGrone, Sweet and Ohlsen) the annual premium or cost paid by us for disability and life insurance coverage for the executive in effect on the termination date.

The employment agreements with Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen provide for the same severance payments described immediately above in the event of termination by us without “cause” or upon resignation for “good reason” regardless of whether we have experienced a change in control.

Potential Payments upon Termination or Change of Control

The following table and accompanying footnotes reflect the estimated potential amounts payable to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen under their employment agreements and our company’s compensation and benefit plans and arrangements in the event the executive’s employment is terminated under various scenarios, including involuntary termination without cause, voluntary or involuntary termination with cause, voluntary resignation with good reason, involuntary or good reason termination in connection with a change in control and termination due to death and disability. The amounts shown below are estimates of the amounts that would be paid to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen upon termination of their employment assuming that such termination was effective upon completion of this offering and the formation transactions. Actual amounts payable will depend upon compensation levels at the time of termination, the amount of future equity awards and other factors, and will likely be greater than amounts shown in this table.

	Cash Severance Payment ($)	Payment in Lieu of Medical/ Welfare Benefits (present value) ($)(5)	Acceleration and Continuation of Equity Awards ($)(6)	Excise Tax Gross-Up ($)(7)	Total Termination Benefits ($)
Lea Richmond, III(1)(2)
Involuntary Termination Without Cause(3)	$1,125,000	$36,900	$1,631,000	$—	$2,792,900
Voluntary Termination or Involuntary Termination with Cause	—	—	—	—	—
Change in Control (No Termination)	—	—	1,631,000	—	1,631,000
Involuntary or Good Reason Termination in Connection with Change in Control(4)	1,125,000	36,900	1,631,000	—	2,792,900
Death or Disability	—	—	1,631,000	—	1,631,000
Scott C. Honan(1)(2)
Involuntary Termination Without Cause(3)	$1,125,000	$36,900	$1,631,000	$—	$2,792,900
Voluntary Termination or Involuntary Termination with Cause	—	—	—	—	—
Change in Control (No Termination)	—	—	1,631,000	—	1,631,000
Involuntary or Good Reason Termination in Connection With Change in Control(4)	1,125,000	36,900	1,631,000	—	2,792,900
Death or Disability	—	—	1,631,000	—	1,631,000
Russell S. LaGrone(1)(2)
Involuntary Termination Without Cause(3)	$625,000	$24,600	$742,000	$—	$1,391,600
Voluntary Termination or Involuntary Termination with Cause	—	—	—	—	—
Change in Control (No Termination)	—	—	742,000	—	742,000
Involuntary or Good Reason Termination in Connection With Change in Control(4)	625,000	24,600	742,000	—	1,391,600
Death or Disability	—	—	742,000	—	742,000
John W. Sweet(1)(2)
Involuntary Termination Without Cause(3)	$625,000	$24,600	$742,000	$—	$1,391,600
Voluntary Termination or Involuntary Termination with Cause	—	—	—	—	—
Change in Control (No Termination)	—	—	742,000	—	742,000
Involuntary or Good Reason Termination in Connection With Change in Control(4)	625,000	24,600	742,000	—	1,391,600
Death or Disability	—	—	742,000	—	742,000
Kent E. Ohlsen(1)(2)
Involuntary Termination Without Cause(3)	$500,000	$24,600	$336,000	$—	$860,600
Voluntary Termination or Involuntary Termination with Cause	—	—	—	—	—
Change in Control (No Termination)	—	—	336,000	—	336,000
Involuntary or Good Reason Termination in Connection With Change in Control(4)	500,000	24,600	336,000	—	860,600
Death or Disability	—	—	336,000	—	336,000

(1)	The amounts shown in the table do not include accrued salary, earned but unpaid bonuses, accrued but unused vacation pay or the distribution of benefits from any tax-qualified retirement or 401(k) plan. Those amounts are payable to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen upon any termination of employment, including an involuntary termination with cause and a resignation without good reason.

(2)	A termination of employment due to death or disability entitles Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen to benefits under our life insurance and disability insurance plans. In addition, any outstanding unvested restricted share awards immediately vest upon a termination of employment due to death or disability.

(3)	Mr. Richmond’s and Mr. Honan’s employment agreement provides for the payment of a cash severance benefit upon an involuntary termination without cause or a resignation with good reason (without distinction for terminations before or after a change in control). The cash severance benefit, which is payable in a single payment, is equal to the sum of (a) three times Mr. Richmond’s and Mr. Honan’s annual base salary, (b) three times the greater of the highest annual bonus paid to Mr. Richmond or Mr. Honan for the three prior fiscal years or 25% of the executive’s base salary and (c) the amount of the annual bonus paid to Mr. Richmond or Mr. Honan for the prior fiscal year, pro rated based upon the number of days of employment in the year of termination. As of the date of this prospectus the amount payable under clause (b) is based on 25% of the executive’s base salary and no amount will be payable under clause (c).

Mr. Richmond’s and Mr. Honan’s employment agreement also provides for the payment of a single sum cash payment upon an involuntary termination without cause or a resignation with good reason (without distinction for terminations before or after a change in control). The payment is in lieu of continued participation in our health and welfare benefit plans (although the executive may elect to pay for continuation coverage mandated by law). The payment is equal to three times the annual premium or portion of the annual premium paid by us for (a) health, dental and vision insurance coverage for Mr. Richmond and Mr. Honan and his eligible dependents and (b) life insurance and disability insurance coverage for Mr. Richmond and Mr. Honan.

The employment agreements with Messrs. LaGrone, Sweet and Ohlsen provide for the payment of a cash severance benefit upon an involuntary termination without cause or a resignation with good reason (without distinction for terminations before or after a change in control). The cash severance benefit for each of Messrs. LaGrone, Sweet and Ohlsen is equal to the sum of (a) two times the executive’s annual base salary, (b) two times the greater of the highest annual bonus paid to the executive for the three prior fiscal years or 25% of the executive’s base salary and (c) the amount of the annual bonus paid to the executive for the prior fiscal year, pro rated based on the number of days of employment in the year of termination. As of the date of this prospectus the amount payable under clause (b) is based on 25% of the executive’s base salary and no amount will be payable under clause (c).

The employment agreements with Messrs. LaGrone, Sweet and Ohlsen also provide for the payment of a single sum cash payment upon an involuntary termination without cause or a resignation with good reason (without distinction for terminations before or after a change in control). The payment is in lieu of continued participation in our health and welfare benefit plans (although the executive may elect to pay for continuation coverage mandated by law). The payment is equal to two times the annual premium or portion of the annual premium paid by us for (a) health, dental and vision insurance coverage for Messrs. LaGrone, Sweet and Ohlsen and their eligible dependents and (b) life insurance and disability insurance coverage for Messrs. LaGrone, Sweet and Ohlsen.

(4)	The severance and other benefit payable to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen on account of an involuntary termination without cause or a resignation with good reason in connection with a change in control are the same as described in note (3) above.

(5)	The amounts shown in this column are estimates of the cash payments to be made under the employment agreements based on the annual premiums to be paid by us for health care, insurance and other benefits expected to be provided to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen.

(6)	The amounts shown in this column represent the compensation to Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen due to accelerated vesting of restricted stock awards that are expected to be granted upon the closing of this offering as part of our 2010 compensation program, in each case based on an offering price equal to the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus. Outstanding restricted stock awards not previously vested are forfeited upon termination of employment unless employment ends on account of death, disability, an involuntary termination without cause or a resignation with good reason (in which case the restricted stock awards will accelerate and fully vest). Outstanding restricted stock awards also will accelerate and fully vest upon a change in control.

Amounts reflecting accelerated vesting of equity awards in the rows “Change In Control (No Termination)” and “Involuntary or Good Reason Termination in Connection With Change In Control” will be paid upon only one of the specified triggering events (not both) and will not be duplicated in the event that the executive incurs a qualifying termination following a change in control event that has previously resulted in acceleration.

(7)	The employment agreements with Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen do not provide an indemnification or gross-up payment for the parachute payment excise tax under Sections 280G and 4999 of the Code. The employment agreements instead provide that the severance and any other payments or benefits that are treated as parachute payments under the Code will be reduced, to the maximum amount that can be paid without an excise tax liability. The parachute payments will not be reduced, however, if the executive will receive greater after-tax benefits by receiving the total or unreduced benefits (after taking into account any excise tax liability payable by the executive). The amounts shown in the table assume that Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen will receive the total or unreduced benefits.

401(k) Plan

We may establish and maintain a retirement savings plan under section 401(k) of the Code to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We may match employees’ annual contributions, within prescribed limits.

2010 Equity Incentive Plan

Our current board of directors has adopted, and our current stockholders have approved, our 2010 Equity Incentive Plan to attract and retain independent directors, executive officers and other key employees and service providers, including officers and employees of our affiliates. The 2010 Equity Incentive Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of the 2010 Equity Incentive Plan

The 2010 Equity Incentive Plan will be administered by our compensation committee which will approve all terms of awards under the 2010 Equity Incentive Plan. Our compensation committee will also approve the recipients of grants under the 2010 Equity Incentive Plan and the number of shares of common stock subject to the grant.

Eligibility

All of our employees and employees of our subsidiaries and affiliates, including our Operating Partnership, are eligible to receive grants under the 2010 Equity Incentive Plan. In addition, our independent directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive grants under the 2010 Equity Incentive Plan.

Share Authorization

Up to 2,000,000 shares of common stock may be issued under the 2010 Equity Incentive Plan, of which we plan to issue 466,000 shares to our directors, executive officers and certain employees of our company upon closing of this offering. In connection with share splits, dividends, recapitalizations and certain other events, our board of directors will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2010 Equity Incentive Plan and the terms of outstanding awards.

If any options or share appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any share awards, performance units or other equity-based awards are forfeited, the shares of common stock subject to such awards will again be available for purposes of the 2010 Equity Incentive Plan.

No awards under the 2010 Equity Incentive Plan will be outstanding prior to the completion of this offering and the initial grants described above are expected to become effective upon completion of this offering.

Options

The 2010 Equity Incentive Plan authorizes our compensation committee to grant incentive share options (under Section 421 of the Code) and options that do not qualify as incentive share options. The exercise price of each option will be determined by our compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive share option to an individual who is a “ten percent shareholder” under Sections 422 and 424 of the Code). The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of common stock) with an aggregate fair market value on the date on which the option is exercised equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive share option granted to a “ten percent shareholder”).

Stock Awards

The 2010 Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) the company will retain custody of the certificates and (iii) a participant must deliver a stock power to the company for each stock award.

As noted above, upon completion of this offering we will issue an aggregate of 466,000 shares of restricted stock, including 33,000 shares of restricted common stock to be issued to non-management persons who will become directors upon completion of this offering. This amount also includes restricted stock awards of 116,500 shares to each of Messrs. Richmond and Honan, 53,000 shares to each of Messrs. LaGrone and Sweet and 24,000 shares to Mr. Ohlsen. These restricted common stock grants to directors will vest ratably over the first three anniversaries of the date of grant and the restricted common stock grants to officers and other employees will vest with respect to 15%, 21%, 28% and 36% of the shares during the second, third, fourth and fifth years after the date of grant, respectively. Dividends will be paid on the restricted common stock prior to vesting.

Stock Appreciation Rights

The 2010 Equity Incentive Plan authorizes our compensation committee to grant stock appreciation rights that provide the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Stock appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

Performance Units

The 2010 Equity Incentive Plan also authorizes our compensation committee to grant performance units. Performance units represent the participant’s right to receive an amount, based upon the value of the shares of common stock, if performance goals established by the compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our Operating Partnership, the participant’s performance or such other criteria determined by the compensation committee. If the performance goals are met, performance units will be paid in cash, shares of our common stock or a combination thereof.

Incentive Awards

The 2010 Equity Incentive Plan also authorizes our compensation committee to make incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. Our compensation committee will establish the requirements that must be met before an incentive award is earned and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the compensation committee. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment which may be in cash, common stock or a combination of cash and common stock.

Other Equity-Based Awards

Our compensation committee may grant other types of stock-based awards as equity-based awards under the 2010 Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, shares of our common stock or other equity, or a combination thereof, as determined by our compensation committee. The terms and conditions of other equity-based awards are determined by our compensation committee.

LTIP units are a special class of partnership interests in our Operating Partnership. We currently have no plans to issue LTIP units in connection with this offering but may issue LTIP units in the future. LTIP units will be deemed equivalent to an award of one share of common stock under the 2010 Equity Incentive Plan, reducing the availability for other equity awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether vested or not, and whether the LTIP units have reached full parity with the OP units or not, will receive the same per-unit distributions as units of our Operating Partnership, which distributions will generally equal the per share distributions on our common stock. This treatment with respect to distributions is similar to the expected treatment of our restricted stock awards which generally will receive full distributions whether vested or not. Initially, LTIP units will not have full parity with OP units with respect to liquidating distributions. Under the terms of any LTIP units, our Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of holders of OP units. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of OP units, the LTIP units will achieve full parity with OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time and thereafter may enjoy all the rights of OP units, including exchange rights which includes the right to redeem the OP units for shares of common stock or cash, at our option. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a recipient will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Dividend Equivalents

Our compensation committee may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they will be deemed to have been invested in common stock) and may be payable in cash, shares of our common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents.

Change in Control

If we experience a change in control, the compensation committee may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity based awards that are not exercised or settled prior to the change in control will be assumed by the surviving entity, or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity. Our compensation committee may also provide that (i) all outstanding options and stock appreciation rights will be fully exercisable on the change in control, (ii) restrictions and conditions on outstanding stock awards will lapse upon the change in control and (iii) performance units, incentive awards or equity-based awards will become earned in their entirety. Our compensation committee may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to the value received by stockholders in the change in control transaction (or, in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price).

In summary, a change of control under the 2010 Equity Incentive Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of our combined voting power or common stock;

•

we merge into another entity unless the holders of shares of our voting stock immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

•	we sell or dispose of all or substantially all of our assets; or

•

during any period of two consecutive years individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments an the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the 2010 Equity Incentive Plan could be treated as parachute payments. In that event, the 2010 Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the 2010 Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The 2010 Equity Incentive Plan also provides that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification from us for the 20% excise tax. Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen are not entitled to such indemnification under the terms of their employment agreements with us.

Amendment; Termination

Our board of directors may amend or terminate the 2010 Equity Incentive Plan at any time, provided, however, that no amendment may adversely impair the benefits of participants with outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the 2010 Equity Incentive Plan, materially increases the aggregate number of shares of common stock that may be issued under the 2010 Equity Incentive Plan or materially modifies the requirements as to eligibility for participation in the 2010 Equity Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2010 Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopted the 2010 Equity Incentive Plan.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks, and none of the company’s employees serve as members of the compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Benefits to Related Parties

Upon the closing of this offering and the formation transactions, our senior executive officers and members of our board of directors will receive material financial and other benefits that include:

Formation Transactions

In connection with the formation transactions, Lea Richmond, III, our chairman and chief executive officer, and Scott C. Honan, our president and a member of our board of directors, will exchange equity interests that they hold directly or indirectly in our Predecessor and certain of our Affiliated Entities for OP units and will be released of personal guarantees. These transactions will be effected through merger and contribution agreements. The consideration to be received by each of Messrs. Richmond and Honan pursuant to these merger and contribution agreements is described below:

Name	Benefits Received	Properties of the Predecessor or Affiliated Entities in which Related Party has Equity Interest

Lea Richmond, III Chairman and Chief Executive Officer	504,984 OP units (having an aggregate value of approximately $7.1 million) and a release of personal guaranties of up to approximately $137.5 million of indebtedness.	975 Johnson Ferry Alpharetta Pediatric Center Cypress MOB I Cypress Land LifeHope Medical Offices (Tampa) Northside Tower Scottish Rite Medical Arts

Scott C. Honan President and Director	298,926 OP units (having an aggregate value of approximately $4.2 million) and a release of personal guaranties of up to approximately $111.5 million of indebtedness. These amounts include interests of the Honan Family Trust.	Alpharetta Pediatric Center Cypress MOB I Cypress Land LifeHope Medical Offices (Tampa) Northside Tower

Messrs. Richmond and Honan will also indirectly receive nominal consideration for the contribution of the assets of Richmond Honan Property Management, LLC and Richmond Property Management, Inc., which conduct the property management business related to our Affiliated Portfolio.

The Woman’s Group, P.A., for which Dr. Butler serves as president and general managing partner, will receive 5,000 OP units in connection with our formation transactions. Dr. Butler will become one of our directors upon completion of this offering. In addition, in connection with the December 2009 lease by The Woman’s Group of approximately 11,600 square feet in LifeHope Medical Offices, one of our initial properties, an affiliate of Messrs. Richmond and Honan agreed to assume the remaining 30 months of rent and other payment obligations of The Woman’s Group under its lease for its prior office space effective January 1, 2010. The assumption of these payment obligations was a tenant incentive that was negotiated by Messrs. Richmond and Honan with The Woman’s Group in an arm’s length transaction for the benefit of the entity that owns LifeHope Medical Offices, Richmond at Fletcher Tower, LLC, which is one of our Affiliated Entities. The Woman’s Group’s lease for its prior space was between The Woman’s Group, as tenant, and two individuals, one of whom is Dr. Butler’s husband, as landlord. As part of the formation transactions, we will assume the full obligation of the affiliate of Messrs. Richmond and Honan to make all rent payments and reimbursement payments for operating expenses under this prior lease that were or will be due from January 1, 2010 through June 30, 2012, the end of the lease term. As a result, we will be required to pay all accrued and unpaid monthly rent payments ($12,840 per month) and operating expense payments (approximately $2,674 per month) from January 1, 2010 through expiration of the lease term on June 30, 2012. We will be entitled to market this space for sub-lease and will be released from future payments to the extent we find a replacement tenant. There is no assurance that we will be successful finding a replacement tenant or otherwise reducing our payment obligations under this tenant incentive arrangement.

Upon the closing of this offering, John W. Sweet will become our executive vice president and chief investment officer. Mr. Sweet is currently the Managing Director of the Ziegler Portfolio. As part of the formation transactions, our Operating Partnership will acquire the Ziegler Portfolio for an aggregate purchase price of $137.7 million, including approximately $37.3 million in cash, subject to adjustment as described in “Structure and Formation of Our Company—Formation Transactions.” We will also pay an additional $1.27 million in cash, subject to adjustment in certain circumstances, to an affiliate of the Ziegler Entities in connection with the acquisition of the Ziegler Portfolio. Aside from Mr. Sweet’s employment with the Ziegler Entities, which will cease upon his joining our company, and any compensation he may receive in that capacity, Mr. Sweet has no other direct or indirect interest in either the Ziegler Entities or its affiliate.

Richard F. Waid, who will become one of our directors upon completion of this offering, is a vice chairman of Robert W. Baird & Co. Incorporated, the managing underwriter in this offering. In addition to the customary underwriting discount and commissions payable to each underwriter participating in the offering, we will pay Robert W. Baird & Co. Incorporated $1.0 million for advisory services rendered in connection with our acquisition of the Ziegler Portfolio. See “Underwriting.”

Employment and Equity Awards

Upon the closing of this offering, we will enter into employment agreements with each of Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen. Pursuant to the terms of these employment agreements, Messrs. Richmond, Honan, LaGrone, Sweet and Ohlsen will receive initial annual base compensation of $300,000, $300,000, $250,000, $250,000 and $200,000, respectively, and will receive 116,500, 116,500, 53,000, 53,000 and 24,000 shares of restricted stock, respectively, upon the closing of this offering. The restricted stock awards will vest with respect to 15%, 21%, 28% and 36% of the shares during the second, third, fourth and fifth years after the grant, respectively. These executive officers will also be entitled to various other benefits pursuant to the terms of their employment agreements. For a description of these employment agreements, see “—Employment Agreements.”

Furthermore, Joshua Richmond, our Vice President—Asset and Investment Management, and Patrick Richmond, an assistant property manager of our company, are the sons of Lea Richmond, III and will have initial annual base salaries of $120,000 and $50,000, respectively. Joshua Richmond will further receive a grant of 16,000 shares of restricted stock upon the closing of this offering. The restricted stock award will vest with respect to 15%, 21%, 28% and 36% of the shares during the second, third, fourth and fifth years after the grant, respectively.

Reimbursement of Offering Expenses

Messrs. Richmond and Honan have historically, directly or indirectly, financed our growth. Consistent with past practice, Messrs. Richmond and Honan have, directly or indirectly, financed a portion of our expenses associated with this offering and our formation transactions. Messrs. Richmond and Honan, in the aggregate, pledged a portion of their allocable cash flow associated with Northside Tower to support the financing of approximately $4 million that we will utilize in connection with this offering and the formation transactions. In connection with the closing of this offering, we will pay our offering expenses and the interests that were pledged by Messrs. Richmond and Honan will be released.

Tax Protection

We also intend to enter into tax protection agreements that will provide benefits to the contributors of certain of our initial properties, including Messrs. Richmond and Honan and certain of their affiliates, effective upon completion of this offering. For a description of these tax protection agreements, see “Structure and Formation of Our Company—Tax Protection Agreements.”

Indemnification

In addition to the rights afforded our directors and officers under our charter and bylaws, we will also enter into indemnification agreements with each of our directors and officers upon completion of this offering. These agreements will obligate us to indemnify our directors and officers to the maximum extent permitted by law and provide for the advancement of expenses and other rights. The indemnification obligations will relate to each person’s service to our company and, as applicable, each person’s service to our Predecessor and Affiliated Entities. See “Management—Indemnity Agreements.”

Registration rights

In accordance with the terms of our Operating Partnership’s partnership agreement, persons receiving OP units in the formation transactions, including Messrs. Richmond and Honan, have certain registration rights. Subject to certain limitations, commencing not earlier than 12 months after the completion of this offering and the formation transactions, we will file one or more registration statements covering the resale of the shares of our common stock issued or issuable, at our option, in exchange for OP units issued in the formation transactions. We have agreed to pay all of the expenses relating to a registration of the securities covered by the registration rights agreement.

License

Messrs. Richmond and Honan currently own the trademark, LifeHope. Messrs. Richmond and Honan will grant to our company the non-exclusive right to utilize the LifeHope name, including in connection with the LifeHope Medical Offices property and any future medical office buildings that we may determine, for an annual per property fee of $10,000 not to exceed $100,000 in aggregate on an annual basis. All future LifeHope branding decisions, and consequently the associated fees, must be approved by a majority of our independent directors.

Charitable Interests

Messrs. Richmond and Honan control a charitable foundation known as the Medical Chapels Foundation, Inc. This foundation promotes the establishment and maintenance of non-denominational chapels in medical office properties and is a tenant at four of our initial properties. We intend to continue to make space available to this foundation for nominal or no rent as an amenity at our properties and, based on extremely positive feedback from tenants where these chapels currently exist, we will support expanding this foundation’s presence in additional properties in the future. The foundation typically occupies between 200 and 500 square feet.

As described elsewhere in this prospectus, the Cypress Land consists of approximately 30 acres suitable for future development of medical office buildings, a possible hospital site and other related uses. In addition to the 30 acres suitable for development, the Cypress Land also contains an additional 2.65 acres that is now used as a man made lake. We intend to grant a blanket easement to the foundation giving the foundation the right to install and locate Judeo-Christian monuments on and around that 2.65 acre tract of land. This easement would effectively preclude us or any other developer from draining the lake and developing the land in the future.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of the policies with respect to investments, financing and certain other activities. The policies with respect to these activities have been determined by the board of directors and may be amended and revised from time to time at the discretion of the board of directors without vote of our stockholders. Any change to any of these policies by our board of directors, however, would be made only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so. We anticipate that any material change will be communicated to investors through press releases or filings with the SEC. We cannot assure that our investment objectives will be attained.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct substantially all of our investment activities through our Operating Partnership and its affiliates. Our investment objectives are to increase cash flows, provide quarterly cash distributions, maximize the value of our properties and acquire, develop and re-develop medical office buildings with cash flow growth potential. Additionally, we will seek to selectively expand and upgrade both our current properties and any newly-acquired properties. Our business will be focused primarily on medical office buildings and activities directly related thereto. We have not established a specific policy regarding the relative priority of the investment objectives. For a discussion of our properties and our business and other strategic objectives, see “Our Business and Initial Properties.”

We expect to pursue our investment objectives through the ownership by our Operating Partnership of properties, but may also make investments in other entities, including joint ventures. We currently intend to focus on medical office buildings that are strategically aligned with a healthcare delivery system in those areas in which we operate and select new markets when opportunities are available that meet our investment criteria or areas that have development potential. We anticipate that future investment and development activity will be focused primarily in the United States but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for federal income tax purposes. Provided that we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset.

We may enter into joint ventures from time to time if we determine that doing so would be the most effective means of allocating capital. Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring investments. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

From time to time, we may make investments or agree to terms that support the objectives of clients without necessarily maximizing our short-term financial return. We believe that this philosophy allows us to build long-term relationships and obtain franchise locations otherwise unavailable to our competition. These dynamics are intended to create long-term, sustainable profitability for us.

Purchase and Sale of Investments

Our policy is to acquire assets primarily for generation of current income and long-term value appreciation. While our goal is to hold assets on a long-term basis, we will regularly evaluate our medical office building portfolio to determine whether any of our properties no longer fit our strategic objectives and whether the sale of such assets would be in the best interest of our stockholders. In the event a property no longer fits our strategic objectives or the sale of the property is in the best interests of our stockholders, we may seek to sell such assets.

Investments in Real Estate Mortgages

We may, at the discretion of our board of directors, invest in mortgages and other real estate interests consistent with the rules applicable to REITs. We have no current intention, however, of investing in loans secured by properties other than in connection with the acquisition of mortgage loans (or loans that may be secured by an interest in an entity that owns the underlying property) through which we expect to achieve equity ownership in the near term of the underlying medical office building or land that we believe is suitable for development as a medical office building. Given our current intentions and objectives, our approach to investing in a mortgage loan would be similar to the approach we would undertake when seeking to directly purchase the underlying medical office building or other property interest, all as described in more detail above. Consequently, we will be opportunistic in our evaluation of mortgages and we may invest in either first mortgages or junior mortgages that may or may not be insured by a governmental agency. There is no assurance that we would be successful in acquiring the underlying real property interest with respect to any mortgage we purchase. Investments in real estate mortgages generally are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient to enable us to recover our full investment.

Financing Policies

The primary objective of our financing strategy is to maintain financial flexibility with a prudent capital structure using retained cash flows, long-term debt and the issuance of common and perpetual preferred stock to finance our growth. We will seek to manage our balance sheet by maintaining prudent financial ratios and leverage levels. We also plan to have staggered debt maturities that are aligned to our expected average lease term, positioning us to re-price parts of our capital structure as our rental rates change with market conditions.

We intend to preserve a flexible capital structure with a long-term goal to obtain an investment grade rating and be in a position to issue unsecured debt and perpetual preferred stock. We intend to primarily utilize non-recourse debt secured by individual properties or pools of properties. In connection with our intent to procure a credit facility following completion of this offering, we are currently negotiating a non-binding letter of intent with respect to a proposed three-year $80 million senior secured revolving credit facility to be funded by certain financial institutions that become lenders under the credit facility in the future. We expect to use the credit facility primarily to finance future acquisitions and developments, fund tenant improvements and capital expenditures, repay other indebtedness and provide for working capital and other general corporate purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facility.”

In seeking to finalize such a facility, we will consider factors that we deem relevant, including, but not limited to, interest rate pricing, recurring fees, flexibility of funding, security required, maturity, restrictions on prepayment and refinancing and restrictions impacting our daily operations. The proposed credit facility remains subject to receipt of final commitment letters, lenders’ credit committee approval, customary lender due diligence, completion of this offering with minimum net proceeds in an amount to be determined, definitive closing documentation satisfactory to the lender, absence of any material litigation or other proceedings as well as borrower and guarantor compliance with customary covenants described above.

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur nor do they restrict the form of our indebtedness (including recourse or non-recourse debt, cross collateralized debt, etc.). Furthermore, our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors.

To the extent that our board of directors determines to obtain additional capital, we may, without stockholder approval, issue debt or equity securities, including additional OP units, retain earnings (subject to the REIT distribution requirements for federal income tax purposes) or pursue a combination of these methods. As long as our Operating Partnership is in existence, the proceeds of all equity capital raised by us generally will be contributed to our Operating Partnership in exchange for additional OP units which will correspondingly dilute the ownership interests of the limited partners of our Operating Partnership.

Conflicts of Interest Policies

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. We have entered into tax protection agreements, including agreements with our chairman and chief executive officer and our president, which may limit our ability to sell certain of our properties, or reduce our debt below certain levels, because we are obligated, pursuant to the terms of these agreements to indemnify the parties for certain tax liabilities intended to be deferred in connection with, and following the formation transactions. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we have fiduciary duties, as general partner of our Operating Partnership under Delaware law in connection with the management of our Operating Partnership. Our duties, as general partner to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors to our stockholders. Unless otherwise provided for in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The limited partners of our Operating Partnership expressly will acknowledge that as the general partner of our Operating Partnership, we are acting for the benefit of the Operating Partnership, the limited partners and our stockholders, collectively. We will be under no obligation to consider the separate interests of the limited partners of our Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. In the event of a conflict between the interests of our stockholders on the one hand and the limited partners of our Operating Partnership on the other hand, we, as general partner of the Operating Partnership, will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners of the Operating Partnership. However, for so long as we own a controlling interest in the Operating Partnership, any conflict that we determine cannot be resolved in a manner that is not adverse to either our stockholders or the limited partners of the Operating Partnership will be resolved in favor of our stockholders. We, as general partner of the Operating Partnership, will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners of the Operating Partnership in connection with such decisions.

The partnership agreement for our Operating Partnership expressly limits our liability by providing that neither we, as general partner of the Operating Partnership, nor any of our directors, officers, agents or employees, will be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify, where it is established that (1) an act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) an indemnitee received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the indemnitee had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Interested Director and Officer Transactions

Pursuant to Maryland law, a contract or other transactions between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the material facts relating to the common directorship or interest and as to the transaction are disclosed to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by our stockholders entitled to vote (other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity); or

•	the transaction or contract is fair and reasonable to us.

Furthermore, under Delaware law (where our Operating Partnership is formed), we, as general partner of our Operating Partnership, have a fiduciary duty to our Operating Partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our Operating Partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our Operating Partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director (or has similar position) or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors. Where appropriate, in the judgment of our disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies with Respect to Certain Activities

We may, but do not presently intend to, make investments other than as previously described. We have authority to offer shares of our common stock or other equity or debt securities in exchange for cash or property and to repurchase or otherwise re-acquire shares of our common stock or other equity or debt securities in exchange for cash or property. Similarly, we may offer additional OP units, which are redeemable for cash or property. As described in “Description of the Partnership Agreement,” we expect, but are not obligated, to issue shares of our common stock to holders of OP units upon exercise of their redemption rights. We may issue preferred stock from time to time, in one or more series, as authorized by our board of directors without the need for stockholder approval. See “Description of Stock—Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock.” We have not engaged in trading, underwriting or the agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests for us to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our stockholders.

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. For example, we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold or we may consider making loans to joint ventures in which we or they participate or may participate in the future. We have not engaged in any significant lending activities in the past nor do we currently intend to in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guaranties may include, but are not limited to, fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Our board of directors may, in the future, adopt a lending policy without notice to or the vote of our stockholders. We also may acquire mortgage or other debt as a means to ultimately acquire ownership of the underlying property.

Reporting Policies

We intend to make available to our stockholders audited annual financial statements and annual reports. Upon the closing of this offering, we will become subject to the information reporting requirements of the Exchange Act pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. These reports, statements and other information will be available to our stockholders. See “Where You Can Find More Information.”

STRUCTURE AND FORMATION OF OUR COMPANY

Formation of Our Company and Our Operating Partnership

Richmond Honan Medical Properties Inc. was incorporated on May 19, 2010 under the laws of the State of Maryland. We intend to elect and qualify as a REIT for federal income tax purposes beginning with our short taxable year ending December 31, 2010. We serve as sole general partner of our Operating Partnership, Richmond Honan Medical Properties LP, a Delaware limited partnership, which was also formed on May 19, 2010. We will own our initial properties and conduct our business through our Operating Partnership. We will contribute the net proceeds of this offering to our Operating Partnership and initially will own an approximately 93.4% interest in our Operating Partnership.

Formation Transactions

In connection with the completion of this offering, we will undertake the formation transactions described below. We have structured the formation transactions for the purpose of aggregating interests in our initial properties in a tax-efficient manner into a single public REIT with improved access to capital and increased flexibility to execute our growth strategy. The formation transactions are subject to customary closing conditions, including the closing of this offering.

Upon completion of this offering, our Operating Partnership will issue OP units having an aggregate value of approximately $19.7 million and will pay, subject to various assumptions described elsewhere in this prospectus, approximately $95.2 million in cash to acquire our ownership interest in (i) our Affiliated Portfolio (affiliated through common management or ownership) and (ii) the Ziegler Portfolio. In establishing the number of OP units and the amount of cash in exchange for the initial properties and other assets, we determined the relative values of such assets by estimating the fair market value of the real properties using a capitalization rate methodology, as well as negotiations with unaffiliated third parties. A capitalization rate methodology is a real property valuation approach used by investors and appraisers to determine the fair market value of income-producing real estate. Under this methodology, the value of a property is calculated by dividing the property’s net operating income (i.e., gross property operating income less all expenses required to operate the property) over a specified annual period by an assigned capitalization rate. In determining the assigned capitalization rate, we considered factors such as the property’s location, its healthcare system affiliation and the nature of its tenant base. By focusing on the net operating income of a property over a specified annual period, this valuation methodology does not take into account potential future changes in the net operating income of the property that may occur outside of the specified period and may not take into account certain future capital expenditures required to be made at the property. For land and properties that have yet to stabilize, we also considered expected future development opportunities, land sales and leasing activities in determining the asset values. In analyzing the impact of value of future development opportunities, we considered infrastructure costs previously incurred, the maximum square footage that could be constructed on a site, the anticipated timing of that construction and the anticipated financial results of any constructed property. In analyzing the impact of future leasing activity, we considered the anticipated timing and cost of the leasing activity required to bring the property to a stabilized occupancy level. A nominal value was assigned to the management companies.

The amount of consideration to be paid by us in exchange for the initial properties in the formation transactions was derived from our senior management team’s estimates as described above as well as from negotiations with third-party owners of the initial properties. Mr. Richmond and Mr. Honan, each of whom is an executive officer and a director of our company, will beneficially own approximately 504,984 and 298,926 OP units, respectively, upon completion of the formation transactions, subject to adjustment based on outstanding debt at the time of closing and customary real estate prorations. Messrs. Richmond and Honan own interests in the entities that comprise our Predecessor and certain of our Affiliated Entities and negotiated the consideration to be paid for these entities. As a result, Messrs. Richmond and Honan had a conflict of interest in negotiating the consideration to be paid and the other terms of the contributions and acquisitions of these entities. In addition, third-party appraisals were not used in determining the value of the initial properties. As a result, the consideration to be paid by us for the initial properties may exceed the fair market value of these properties or, with respect to the Affiliated Portfolio, the price that would have been paid in an arms’-length transaction. See “Certain Relationships and Related Party Transactions.”

Upon completion of the formation transactions, we will acquire 100% or majority ownership interest in our initial properties as follows:

•

We will contribute the net proceeds of this offering to our Operating Partnership in exchange for a number of OP units equal to the number of shares of our common stock outstanding upon completion of this offering. We will own approximately 93.4% of the OP units and will be the sole general partner of our Operating Partnership immediately after completion of the formation transactions.

•

Our Operating Partnership will acquire through merger or contribution transactions ownership interests in the entities that own six medical office buildings known as Alpharetta Pediatric Center, 975 Johnson Ferry, Northside Tower, Cypress MOB I, LifeHope Medical Offices and Scottish Rite Medical Arts, as well as the Cypress Land, in exchange for aggregate consideration consisting of the repayment or assumption of approximately $140.1 million of existing mortgage debt, the issuance of approximately 1,408,280 OP units and the payment of approximately $15.6 million in cash. With respect to these six medical office buildings, based on the adjustments described below and assuming the common stock to be sold in this offering is sold at the mid-point of the price range indicated on the cover page of this prospectus, our Operating Partnership will acquire:

•	an 87.5% interest in Alpharetta Pediatric Center for consideration consisting of approximately $1.8 million in cash, 156,898 OP Units and the satisfaction of approximately $10.2 million of indebtedness;

•	a 100% interest in 975 Johnson Ferry for consideration consisting of approximately $2.5 million in cash, 211,981 OP Units and the assumption of approximately $18.7 million of indebtedness;

•	an 83.5% interest in Northside Tower for consideration consisting of approximately $1.5 million in cash, 443,978 OP Units and the assumption of approximately $26.9 million of indebtedness;

•	an 86% interest in Cypress MOB I for consideration consisting of approximately $301,000 in cash, 163,669 OP Units and the assumption of approximately $31.8 million of indebtedness;

•	an 89% interest in LifeHope Medical Offices for consideration consisting of approximately $10,000 in cash, 14,319 OP Units and the satisfaction of approximately $25.6 million of indebtedness; and

•	a 77% interest in Scottish Rite Medical Arts for consideration consisting of approximately $9.5 million in cash, 417,435 OP Units and the assumption of approximately $7.3 million of indebtedness.

•

The number of OP units that will be issued in the transactions described above will vary based on the actual amount of indebtedness at the time of closing as well as customary real estate closing prorations. The cash amount payable in the transactions described above will be determined by (x) the actual amount of indebtedness at the time of closing as well as customary commercial real estate closing prorations, and (y) the price per share of our common stock in this offering. After adjusting for the actual amount of indebtedness at the time of closing and customary commercial real estate closing prorations, the cash portion of the purchase price as described above generally will increase or decrease by the same percentage (positive or negative) by which the price per share of our common stock in this offering is above or below $14.00.

•

Our Operating Partnership will acquire the Northside Alpharetta I and Northside Alpharetta II medical office buildings in exchange for approximately $40 million in cash, subject to customary real estate closing prorations.

•

Our Operating Partnership will acquire from unaffiliated third parties (i) 100% of the ownership interests in the entities that own 20 of the medical office buildings included in the Ziegler Portfolio and (ii) a 91% ownership interest in an entity that owns one medical office building included in the Ziegler Portfolio, for an aggregate purchase price of $137.7 million consisting of approximately $37.3 million in cash and the repayment, assumption or continuation of approximately $100.4 million of existing mortgage debt. The cash amount will be determined by (x) the actual amount of indebtedness at the time of closing as well as customary commercial real estate closing prorations, and (y) the price per share of our common stock in this offering. After adjusting for the actual amount of indebtedness at the time of closing and customary commercial real estate closing prorations, approximately $32.4 million of the cash portion of the purchase price generally will increase or decrease by the same percentage (positive or negative) by which the price per share of our common stock in this offering is above or below $14.00, provided that the minimum price per share of our common stock used to calculate the cash portion of the purchase price for the Ziegler Portfolio will be $11.20. We will also pay an additional $1.27 million in cash, subject to adjustment in certain circumstances, to an affiliate of the Ziegler Entities, in connection with the acquisition of the Ziegler Portfolio.

•

As described above, in the aggregate, our Operating Partnership will use a portion of the net proceeds of this offering to repay approximately $107.8 million of existing mortgage debt on certain of the initial properties and will assume an aggregate of approximately $132.7 million of existing indebtedness on our initial properties.

•

Our Operating Partnership will acquire from Messrs. Richmond and Honan and certain of their affiliates for nominal consideration of two OP units substantially all of the property management assets and liabilities of Richmond Honan Property Management, LLC and Richmond Property Management, Inc., which provide property management services for our Predecessor, the Affiliated Entities and for certain medical office properties owned by unaffiliated third parties.

•	All of the employees of our Predecessor will become employees of the Operating Partnership.

Purchase and Contribution Agreements to Acquire our Initial Properties

Ziegler Portfolio

In July 2010, our Operating Partnership entered into a definitive purchase agreement, which we refer to as the “Ziegler Purchase Agreement,” with four entities affiliated with the Ziegler Companies, Inc., or the Ziegler Sellers, to acquire all of the Ziegler Sellers’ rights, title and interests in the (i) 100% of the ownership interests in the entities that own 20 of the medical office buildings included in the Ziegler Portfolio and (ii) a 91% ownership interest in an entity that owns one medical office building included in the Ziegler Portfolio.

The purchase price for the Ziegler Portfolio will be calculated as described above. The acquisition of the Ziegler Portfolio is subject to the completion of this offering, the accuracy of representations and warranties, the performance of all agreements and covenants, the absence of legal proceedings that would prohibit the transaction, the receipt of any requisite third party consents, the completion of certain satisfactory diligence, and certain other customary closing conditions. The purchase price is subject to such proration and adjustment as is customarily applied to closings of commercial real estate transactions which shall include pro-rated adjustments for taxes, utilities and rents and credits for security deposits held. We have engaged in discussions with, and have applied to receive consents from, each lender that maintains a loan that we anticipate will remain in place following completion of this offering. While we anticipate receiving each of these consents, the timing of receipt of these consents and the final requirements necessary to obtain these consents remain uncertain at this time. Consequently, we may delay our acquisition of the Ziegler Portfolio for an indefinite period of time following completion of this offering to obtain the requisite consents and to otherwise await satisfaction of the conditions to closing. Alternatively, we may also determine to waive some or all of the conditions to closing.

Northside Alpharetta I and II

On July 20, 2010, our Operating Partnership entered into a definitive purchase agreement, which we refer to as the “Northside Purchase Agreement,” with Northside Hospital, Inc., or Northside, to acquire a ground leasehold interest in Northside Alpharetta I and II, two medical office buildings containing an aggregate of approximately 286,453 leaseable square feet located on Northside’s Alpharetta, Georgia campus. We will pay an aggregate of $40 million in cash for this acquisition, subject to customary closing prorations. At the closing of this acquisition, our Operating Partnership, or its subsidiary, will enter into a 65 year ground lease with Northside. Northside will also lease approximately 15,900 leasable square feet of additional space in the medical office buildings pursuant to a new lease. The acquisition of Northside Alpharetta I and II is subject to the completion of this offering, the accuracy, in all material respects, of representations and warranties, the performance, in all material respects, of all agreements and covenants, the absence of legal proceedings that would prohibit the transaction and the execution of a ground lease. The purchase price is subject to such proration and adjustment as is customarily applied to closings of commercial real estate transactions which shall include pro-rated adjustments for taxes, utilities and rents. Consequently, we may delay our acquisition of Northside Alpharetta I and II for an indefinite period of time following completion of this offering to await satisfaction of the conditions to closing. We may also determine to waive some or all of the conditions to closing to expedite closing and may ultimately determine not to close this transaction.

Other Initial Properties

On August 9, 2010, we executed merger and contribution agreements to acquire our interests in each of the other initial properties. These agreements are subject to the completion of this offering, the accuracy, in all material respects, of representations and warranties, the performance, in all material respects, of all agreements and covenants, the absence of legal proceedings that would prohibit the transactions, the receipt of any requisite third party consents and certain other customary closing conditions. Each applicable purchase price is subject to such proration and adjustment as is customarily applied to closings of commercial real estate transactions which shall include pro-rated adjustments for taxes, utilities and rents. We have engaged in discussions with, and have applied to receive consents from, each lender that maintains a loan that we anticipate will remain in place following completion of this offering. We have also engaged in discussions with each ground and air lessor applicable to these properties. While we anticipate receiving each of these consents, the timing of receipt of these consents and the final requirements necessary to obtain these consents remain uncertain at this time. Consequently, we may delay all or a portion of our acquisition of these properties for an indefinite period of time following completion of this offering to obtain the requisite consents and to otherwise await satisfaction of the conditions to closing. We may also determine to waive some or all of the conditions to closing to expedite closing.

We have obtained final conditional lender approval on the loans secured by MeadowView Professional Center, Hackley Medical Center, Canton MOB and Scottish Rite Medical Arts. These approvals are conditioned upon delivery of customary closing documents and legal opinions, payment of applicable transfer and assumption fees (including legal expenses), the assumption by the Operating Partnership of non-recourse carve out guaranties, and our company or our Operating Partnership having a net worth of at least $150 million at closing, a corporate credit facility of at least $50 million, and available liquidity of at least $5 million. With respect to the loans secured by Cypress MOB I, Northside Tower, 975 Johnson Ferry, 220 Jasper and 620 Jasper, the initial reviewer has recommended approval of our request but final approval is still subject to special servicer approval. The servicer for the Firehouse Square loan has indicated verbally that conditional approval will likely be finalized in the immediate future and they have already engaged counsel in connection with the closing of our assumption. We are awaiting feedback from the lenders on the Mid Coast Hospital MOB and Valley West Hospital MOB loans on our consent requests.

Tax Protection Agreements

Under the Code, taxable gain recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner (“original contributor”) in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the original contributor without an increased cash distribution. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership would result in taxable gain to the partner.

Our Operating Partnership will enter into tax protection agreements with certain original contributors who receive OP units in the formation transactions, including Messrs. Richmond and Honan and certain of their affiliates. See “Certain Relationships and Related Transactions—Tax Protection Agreements.” These agreements are intended to protect these original contributors against the tax consequences described above. The agreements generally apply through the tenth anniversary of the completion of this offering, provided that a contributor continues to hold more than 20% of the OP units received in the formation transactions. If we dispose of any interest in 975 Johnson Ferry or Scottish Rite Medical Arts in a taxable transaction within ten years of the closing of this offering, then we will indemnify those contributors for their tax liabilities attributable to the built-in gain that exists with respect to such property interest as of the time of this offering. The aggregate built-in gain on these properties on completion of this offering is estimated to be approximately $41.2 million, and the amount of built-in gain on these properties that is attributable to Mr. Richmond and certain of his affiliates is estimated to be approximately $4.1 million. The two properties to which this tax indemnity obligation relates represented approximately 17.0% of our annualized rent in the aggregate on a pro forma basis as of June 30, 2010. There are two situations in which a disposition of a restricted property will not trigger an indemnity payment under the tax protection agreements. First, a sale of Scottish Rite Medical Arts pursuant to the purchase option contained in the terms of a ground lease with Children’s Healthcare of Atlanta will not trigger an indemnity payment under the tax protection agreements. Second, with respect to each of the restricted properties, the tax indemnities described above will not apply to a disposition of a restricted property if such disposition constitutes a “like-kind exchange” under section 1031 of the Code, an involuntary conversion under section 1033 of the Code, or another transaction (including, but not limited to, (i) a contribution of property that qualifies for the non-recognition of gain under sections 721 or 351 of the Code or (ii) a merger or consolidation of our Operating Partnership with or into another entity that qualifies for taxation as a partnership for federal income tax purposes) if such transaction does not result in the recognition of taxable income or gain to a contributor with respect to its OP units. In the case of the exception discussed in the preceding sentence, the tax protection then would apply to the replacement property (or the partnership interest) received in the transaction, to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed for that property at the time of our formation transactions.

In addition, with respect to 975 Johnson Ferry, Scottish Rite Medical Arts and Cypress MOB I, these agreements will provide that the Operating Partnership will offer each original contributor, as described below, who holds at least 20% of the OP units received in the formation transactions the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, for ten years from the closing of this offering in a manner intended to provide an allocation of Operating Partnership liabilities to the partner for federal income tax purposes. This opportunity will be offered upon certain future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions. With respect to our other initial properties, we will also offer Messrs. Richmond and Honan and certain of their affiliates the opportunity to guarantee debt of our Operating Partnership or, alternatively, to enter into a deficit restoration obligation to the extent the liabilities on those properties are repaid as part of the formation transactions or are repaid, refinanced, retired, or otherwise reduced (other than as a result of scheduled amortizations) during the ten-year period following the closing of this offering. We anticipate that Messrs. Richmond and Honan will elect to guarantee approximately $2.8 million of our Operating Partnership’s debt immediately following the formation transactions and under the terms of the tax protection agreements, we will be required to continue to provide this opportunity to guarantee this amount through the tenth anniversary of the closing of this offering and we may be required to provide them the opportunity to guarantee additional amounts upon the repayment, retirement, refinancing or other reduction (other than scheduled amortization) of liabilities on certain of our initial properties.

Any original contributor that guarantees debt of the Operating Partnership will be responsible, under certain circumstances, for the repayment of the guaranteed amount to the lender in the event that the lender would otherwise recognize a loss on the loan, such as, for example, if property securing the loan was foreclosed and the value was not sufficient to repay a certain amount of the debt. Likewise, a contributor that enters into a deficit restoration obligation will be required to pay the Operating Partnership an amount of cash equal to all or part of its deficit book capital account upon the liquidation of the Operating Partnership. If the Operating Partnership fails to offer these original contributors the opportunity to guarantee such debt or to enter into a deficit restoration obligation, the Operating Partnership will be required to deliver to each original contributor who was not offered the opportunity to guarantee debt or enter into a deficit restoration obligation a cash payment intended to approximately compensate for the tax liability resulting from the Operating Partnership’s failure to make this opportunity available.

The tax protection agreements are expected to benefit certain of the holders of our OP units by assisting them in continuing to defer federal income taxes in connection with the formation transactions and thereafter.

PRINCIPAL STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock, following the closing of this offering and the formation transactions, with respect to:

•	each person who is the beneficial owner of more than five percent of our outstanding common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	all directors, director nominees and executive officers as a group.

Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment powers. The address for each of the persons named below is 975 Johnson Ferry Road, Suite 450, Atlanta, Georgia 30342.

Name of Beneficial Owner	Number of Shares and OP units Beneficially Owned(1)		Percentage of All Shares and OP units(2)
Directors, Director Nominees and Executive Officers:
Lea Richmond, III	621,984		2.91%
Scott A Honan	415,926	(3)	1.95
Russell S. LaGrone	53,000		*
John W. Sweet	53,000		*
Kent E. Ohlsen	24,000		*
Kenneth L. Hargreaves	6,600		*
James E. Shmerling	6,600		*
Richard F. Waid	6,600		*
Madelyn Butler	11,600	(4)	*
Sara Grootwassink Lewis	6,600		*

All directors, director nominees and executive officers as a group (10 persons)	1,205,910		5.64%

*	Denotes less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to those shares, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

(2)	Based upon a total of 21,375,282 shares of our common stock and OP units outstanding immediately after the closing of this offering and the formation transactions, comprised of 19,967,000 shares of common stock and 1,408,282 OP units which may be exchanged for cash or, at our option, shares of common stock beginning 12 months after the closing of this offering. In addition, share amounts for individuals, directors, director nominees and officers as a group assume that all OP units held by the person are exchanged for shares of our common stock. The total number of shares of common stock outstanding used in calculating this percentage assumes that none of the OP units held by other persons are exchanged for shares of our common stock.

(3)	Includes 239,180 OP units to be held by the Honan Family Trust, of which Mr. Honan is a co-trustee and a beneficiary. As co-trustee, Mr. Honan exercises shared voting and investment power over these OP units.

(4)	Includes 5,000 OP units to be held by The Woman’s Group, P.A., for which Dr. Butler serves as president and general managing partner. In this capacity, Dr. Butler has shared voting and investment power over these OP units.

DESCRIPTION OF STOCK

The following summary of the material terms of the stock of our company does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our charter and bylaws. See “Where You Can Find More Information.”

General

We were formed on May 19, 2010. Our charter provides that we may issue up to 500,000,000 shares of common stock $0.01 par value per share, and 100,000,000 shares of preferred stock $0.01 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of stock without stockholder approval. Upon the closing of this offering and the formation transactions and the issuance of restricted stock that will be granted under our 2010 Equity Incentive Plan upon completion of this offering, 19,967,000 shares of our common stock will be issued and outstanding (22,892,000 shares if the underwriters’ over-allotment option is exercised in full) and no shares of preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on transfer and ownership of stock, holders of shares of our common stock are entitled to receive dividends on such stock if, when and as authorized by our board of directors out of assets legally available therefor and declared by us and the holders of our common stock are entitled to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our charter regarding the restrictions on transfer and ownership of stock, and except as may otherwise be specified in the terms of any class or series of preferred stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of the charter regarding the restrictions on transfer and ownership of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of preferred stock into one or more classes or series of stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, our board of directors could authorize the issuance of shares of preferred stock that have priority over the common stock with respect to dividends and rights upon liquidation and with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. As of the date of this prospectus, no shares of preferred stock are outstanding and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter provides that we may issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock, approve additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by the company’s stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the company’s securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Because our board of directors believes it is at present essential for us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock (the “Ownership Limit”).

Our charter also prohibits any person from (1) beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year), (2) transferring shares of our capital stock to the extent that such transfer would result in our capital stock being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code), (3) beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 10% or more of the ownership interests in a tenant (other than a TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code or (4) beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would cause us to fail to qualify as a REIT under the Code, including as a result of any operator that manages a “qualified health care property” for a TRS of ours failing to qualify as an “eligible independent contractor” under the REIT rules. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our stock that resulted in a transfer of shares to a charitable trust as described below, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for such person. The person seeking an exemption must provide to our board of directors any such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant such an exemption to any person if such exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Any attempted transfer of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to our shares of capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by us and the automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer. Shares of our capital stock held in the trust will be issued and outstanding shares of stock. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our capital stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our capital stock have been transferred to the trust, the shares are sold by the proposed transferee, then the shares shall be deemed to have been sold on behalf of the trust and, to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our capital stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares of our stock held in the trust discussed above. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in such shares.

To the extent shares of stock are certificated, all certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder must upon demand provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or change of control of us that might involve a premium price for holders of our common stock or might otherwise be in the interest of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law applicable to us and of our charter and bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to Maryland law and our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company will not be less than the minimum number required under the MGCL, which is one, and, unless our bylaws are amended, not more than fifteen and may be increased or decreased pursuant to our bylaws by a vote of the majority of our entire board of directors. Our charter provides that, at such time as we become eligible to elect to be subject to Title 3, Subtitle 8 of the MGCL (which we expect will be upon the completion of this offering) and subject to the rights of holders of one or more classes or series of stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies. Pursuant to our charter, each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of all the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses of the special meeting), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved, without regard to the absence of voting rights for the control shares. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;

•	the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

•	the number of directors may be fixed only by vote of the directors;

•

a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•

the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to compel the calling of a special meeting of stockholders.

Without our having elected to be subject to Subtitle 8, our charter or bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (2) vest in our board of directors the exclusive power to fix the number of directors, by vote of a majority of the entire board, and (3) require, unless called by the chairman of our board of directors, our president, our chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our charter provides that, at such time as we become eligible to make the election provided for under Subtitle 8 (which we expect we will be upon consummation of this offering), vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Charter Amendments and Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless it is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter generally provides that charter amendments requiring stockholder approval must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, our charter’s provisions regarding the removal of directors and restrictions on ownership and transfer of our stock may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter. In addition, we generally may not merge with or into another company, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that one of our subsidiaries could transfer all of its assets without any vote of our stockholders.

Bylaw Amendments

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Advance Notice of Directors Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders including business combination provisions supermajority vote and cause requirements for removal of directors, provisions that vacancies on our board of directors may be filled only by the remaining directors, for the full term of the directorship in which the vacancy occurred, the power of our board to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock, to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval, the restrictions on ownership and transfer of our stock and advance notice requirements for director nominations and stockholder proposals. Likewise, if the resolution exempting us from the business combination provisions of the MGCL or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

The rights to indemnification and advance of expenses provided by our charter and bylaws vest immediately upon election of a director or officer. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor or the Affiliated Entities in any of the capacities described above and to any employee or agent of our company, our Predecessor or the Affiliated Entities.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law as it relates to service to our company as well as our Predecessor and the Affiliated Entities.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

The following summary of the terms of the agreement of limited partnership of our Operating Partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of Richmond Honan Medical Properties LP, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our Operating Partnership, a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through the Operating Partnership. Pursuant to the partnership agreement, as general partner we will have full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, make distributions to partners, and to cause changes in the Operating Partnership’s business activities.

Transferability of Interests

We may not voluntarily withdraw from the Operating Partnership or transfer or assign our interest in the Operating Partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);

•

as a result of such transaction, all limited partners (other than our company or its subsidiaries), will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our shares of common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common stock, each holder of partnership units (other than those held by our company or its subsidiaries) shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•

we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to (A) a wholly owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed or traded.

Capital Contribution

We will contribute, directly, to our Operating Partnership substantially all of the net proceeds of this offering and the concurrent private placement as our initial capital contribution in exchange for substantially all of the limited partnership interests in our Operating Partnership. The partnership agreement provides that if we determine it is in the best interests of the Operating Partnership to obtain additional funds, we may borrow such funds from a financial institution or other lender and lend such funds to the Operating Partnership, or we or our subsidiaries may provide additional funds to the Operating Partnership through loans or otherwise. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of shares as additional capital to the Operating Partnership. If we contribute additional capital to the Operating Partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the Operating Partnership, we will revalue the property of the Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The Operating Partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the Operating Partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, any future limited partners, other than us, will receive redemption rights, which will enable them to cause the Operating Partnership to redeem their limited partnership interests in exchange for a cash amount equal to the number of OP units tendered by the limited partner multiplied by the average closing price of our common stock for the ten consecutive trading days immediately prior to the specified redemption date or, at our option as general partner of the Operating Partnership, for shares of our common stock on a one-for-one basis. Limited partners must submit an irrevocable notice to our Operating Partnership, unless otherwise agreed to by us, of the intention to redeem no less than 60 days prior to the specified redemption date and limited partners must submit for the redemption of at least 1,000 OP units or all the OP units owned by the limited partner. Limited partners are generally limited to submitting no more than one notice of redemption per calendar quarter. The number of shares of common stock issuable upon redemption of limited partnership interests held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the share ownership limit in our charter;

•	result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Code;

•

cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, the Operating Partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•

cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any healthcare management company that operates a “qualified health care property” on behalf of a TRS failing to qualify as an “eligible independent contractor” under the Code; or

•

cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act.

We may, in our sole and absolute discretion, waive any of these restrictions.

The partnership agreement specifically provides that we may operate the Operating Partnership in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the Operating Partnership, the Operating Partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation and continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with any repurchase by us of any securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all expenses associated with any health, dental, vision, disability, life insurance, 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

•	all expenses incurred by us relating to any issuance or redemption of partnership interests; and

•	all of our other operating, administrative or financing costs incurred in the ordinary course of business on behalf of or related to the Operating Partnership.

Fiduciary Responsibilities

Our directors have duties under applicable Maryland law to perform their duties as a director in good faith, a manner they reasonably believe to be in the best interests of our company and with the care that an ordinarily prudent person in a like position would use under similar circumstances. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its partners. Our duties, as general partner to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors to our stockholders. The limited partners of our Operating Partnership expressly will acknowledge that as the general partner of our Operating Partnership, we are acting for the benefit of the Operating Partnership, the limited partners and our stockholders, collectively. We will be under no obligation to consider the separate interests of the limited partners of our Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. In the event of a conflict between the interests of our stockholders on the one hand and the limited partners of our Operating Partnership on the other hand, we, as general partner of the Operating Partnership, will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners of the Operating Partnership. However, for so long as we own a controlling interest in the Operating Partnership, any conflict that we determine cannot be resolved in a manner that is not adverse to either our stockholders or the limited partners of the Operating Partnership will be resolved in favor of our stockholders. We, as general partner of the Operating Partnership, will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners of the Operating Partnership in connection with such decisions.

Distributions

The partnership agreement will provide that the Operating Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Operating Partnership’s property in connection with the liquidation of the Operating Partnership) at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the Operating Partnership.

Upon liquidation of the Operating Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

LTIP units are a class of partnership units in our Operating Partnership and, if issued, will receive the same quarterly per-unit profit distributions as the other outstanding units in our Operating Partnership. Initially, LTIP units will not have full parity with other outstanding units with respect to liquidating distributions. We expect that under the terms of the LTIP units, if any, our Operating Partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital accounts of holders of our other outstanding partnership units. Upon equalization of the capital accounts of the LTIP unit holders with the capital accounts of the other holders of our OP units, the LTIP units will achieve full parity with our other OP units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of OP units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock. We have no current plans to issue any LTIP units.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by the Operating Partnership for allocating items of income, gain and expense with respect to properties acquired by our Operating Partnership, and such election shall be binding on all partners. Upon the occurrence of certain specified events, our Operating Partnership will revalue its assets and any net capital gain realized in connection with these events will be allocated first to the LTIP units to equalize the capital accounts of such holders with the capital accounts of the holders of the other outstanding units in our Operating Partnership.

Registration Rights

Immediately following the date on which we become eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in our Operating Partnership’s partnership agreement, we are obligated to file a shelf registration statement covering the issuance and resale of common stock received by limited partners upon redemption of their limited partnership interests. In furtherance of such registration rights, we have also agreed as follows:

•	to use our commercially reasonable efforts to have the registration statement declared effective;

•	to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

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to permit the registration and sale of shares of our common stock issued pursuant to the exercise of registration rights to list on any securities exchange or national market system upon which our shares of common stock are listed or traded; and

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to indemnify limited partners exercising registration rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such limited partners for use therein.

Notwithstanding the foregoing, we are not required to file more than two registration statements in any 12-month period and, as a condition to our obligations with respect to the registration rights of limited partners, each limited partner will agree:

•

that no limited partner will offer or sell shares of our common stock that are issued upon redemption of their limited partnership interests until such shares have been included in an effective registration statement;

•

that, if we determine in good faith that exercise of such registration rights would require the disclosure of important information that we have a bona fide business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until we notify such limited partners that suspension of their registration rights is no longer necessary (so long as we that do not suspend their rights for more than 180 days in any 12-month period);

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that each limited partner will agree not to effect any offer, sale or distribution of our shares during the period commencing on the tenth day prior to the expected effective date of the registration statement covering an underwritten primary equity offering, or in the case of a “take-down” offering from an effective registration statement, the tenth day prior to the expected commencement date, and, in each case, ending on the date specified by the managing underwriter for such offering; and

•

to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such limited partner or holder of OP units for use therein.

Subject to certain exceptions, the Operating Partnership will pay all expenses in connection with the exercise of registration rights under the Operating Partnership’s partnership agreement.

Term

The Operating Partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

•	the redemption of all partnership units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more additional limited partners; or

•	an election by us in our capacity as the general partner.

Tax Matters

Our partnership agreement provides that we, as the sole general partner of the Operating Partnership, will be the tax matters partner of the Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the Operating Partnership.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the closing of this offering and the formation transactions and the issuance of restricted stock that will be granted under our 2010 Equity Incentive Plan upon completion of this offering, we expect to have outstanding 19,967,000 shares of our common stock (22,892,000 shares if the underwriters’ over-allotment option is exercised in full). In addition, 1,534,000 shares of our common stock are reserved for issuance under our 2010 Equity Incentive Plan and upon redemption of OP units, respectively.

Of these shares, the 19,500,000 shares sold in this offering (22,425,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. Any shares granted under our 2010 Equity Incentive Plan plus any shares purchased by affiliates in this offering and the shares of our common stock owned by our affiliates upon redemption of OP units will be “restricted shares” as defined in Rule 144.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, current public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration after only a six-month holding period, subject only to the continued availability of current public information about us. Any sales by affiliates under Rule 144, even after the applicable holding periods described above, are subject to requirements and or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

Redemption/Exchange Rights

In connection with the formation transactions, our Operating Partnership will issue an aggregate of              OP units in the formation transactions. Commencing 12 months after the completion of the formation transactions, limited partners of our Operating Partnership have the right to require our Operating Partnership to redeem part or all of the OP units issued in the formation transactions for a cash amount equal to the number of OP units tendered by the limited partner multiplied by the average closing price of our common stock for the ten consecutive trading days immediately prior to the specified redemption date or, at our option as general partner of the Operating Partnership, shares of our common stock on a one-for-one basis, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Stock—Restrictions on Transfer.” See “Richmond Honan Medical Properties LP Partnership Agreement.”

Registration rights

In accordance with the terms of our Operating Partnership’s partnership agreement, persons receiving OP units in the formation transactions, including Messrs. Richmond and Honan, have certain registration rights. Subject to certain limitations, commencing not earlier than 12 months after the completion of the formation transactions. See “Description of the Partnership Agreement—Registration Rights.”

Equity Grants and Incentive Plan

Key employees, directors and consultants are eligible to be granted stock options, stock appreciation rights, restricted stock, phantom shares, dividend equivalent rights and other equity based awards under our 2010 Equity Incentive Plan. We intend to reserve a total of 2,000,000 shares of our common stock for issuance pursuant to the 2010 Equity Incentive Plan, subject to certain adjustments as set forth in the plan.

We plan to file a registration statement on Form S-8 with respect to the shares of our common stock issuable under the 2010 Equity Incentive Plan following the consummation of this offering. Shares of our common stock covered by the registration statement on Form S-8, including restricted shares, when vested, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

Our officers and directors, who collectively will beneficially own 397,000 shares of our common stock (subject in certain cases to vesting over three or five years) and 808,910 OP units in the aggregate following the closing of this offering, have agreed, with some exceptions (including a bona fide gift, charitable contribution for estate planning purposes, or a transfer for the benefit of an immediate family member; provided, however, that the transferee agrees in writing to be bound by the terms of the restrictions below) that, for a period of 180 days after the date of this prospectus, they will not, without in each case the prior written consent of Robert W. Baird & Co. Incorporated:

•

offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, OP units; enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement; or

•	make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock.

We have agreed that, for a period of 180 days after the date of this prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement (except a registration statement on Form S-8 relating to the 2010 Equity Incentive Plan or a registration statement on Form S-4 relating to our acquisition of another company) under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, OP units, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Robert W. Baird & Co. Incorporated other than grants of stock options, restricted stock or LTIP units to employees, consultants or directors pursuant to the terms of the 2010 Equity Incentive Plan, issuances of our common stock pursuant to the exercise of stock options granted pursuant to the 2010 Equity Incentive Plan, issuances of common stock pursuant to a dividend reinvestment plan (if any) or issuances of common stock, OP units or securities convertible into or exchangeable or exercisable for shares of our common stock in connection with other acquisitions of real property or real property companies. In the event that either: (1) during the last 17 days of the 180-day lock-up periods referred to above, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of such 180-day lock-up periods, we announce that we will release earnings results during the 16-day period beginning on the last day of such 180-day lock-up periods, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or event.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

•	financial institutions or broker-dealers;

•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

•	U.S. expatriates;

•	persons who mark-to-market our common stock;

•	subchapter S corporations;

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies and REITs;

•	trusts and estates;

•	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code; and

•	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold shares as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are based on the current federal income tax laws, are for general information purposes only and are not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

We were organized in May 2010 as a Maryland corporation. We are currently taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the closing of this offering. We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2010. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Hunton & Williams LLP will render an opinion that, commencing with our short taxable year ending December 31, 2010, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for our taxable year ending December 31, 2010 and thereafter. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material) in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

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We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.

•	We will pay income tax at the highest corporate rate on:

—	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

—	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

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If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

—	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

—	a fraction intended to reflect our profitability.

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If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

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We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arm’s-length basis.

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In the event we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations (currently 35%) on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

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In the event we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

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If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

—	the amount of gain that we recognize at the time of the sale or disposition, and

—	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

•	The earnings of our lower-tier entities that are subchapter C corporations, including any TRSs we form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5.	At least 100 persons are beneficial owners of its shares or ownership certificates.

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2011 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Stock—Restrictions on Ownership and Transfer.” We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries.  A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.  An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Taxable REIT Subsidiaries.  A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS may provide rights to any brand name under which any health care facility or lodging facility is operated if (1) such rights are provided to an “eligible independent contractor” (as described below) to operate or manage a health care facility or lodging facility, (2) such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and (3) such health care facility or lodging facility is either owned by the TRS or leased to the TRS by its parent REIT. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so. Additionally, a TRS that employs individuals working at a “qualified health care property” or “qualified lodging facility” outside of the United States is not considered to operate or manage a “qualified health care property” or “qualified lodging facility”, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract.

Rent that we receive from a TRS will qualify as “rents from real property” under two scenarios. Under the first scenario, rent we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests—Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements. Under the second scenario, rents that we receive from a TRS will qualify as “rents from real property” if the TRS leases a property from us that is a “qualified health care property” and such property is operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified health care properties” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified health care property” includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility. Our properties generally will not be treated as “qualified health care properties.” Accordingly, we do not currently intend to lease our properties to a TRS. However, to the extent we acquire or own “qualified health care properties” in the future, we may lease such properties to a TRS.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property; and

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income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

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Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS. If the tenant is a TRS, such TRS may not directly or indirectly operate or manage the related property. Instead, the property must be operated on behalf of the TRS by a person who qualifies as an “independent contractor” and who is, or is related to a person who is, actively engaged in the trade or business of operating healthcare facilities for any person unrelated to us and the TRS. See “—Taxable REIT Subsidiaries.”

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Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

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Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties. See “—Taxable REIT Subsidiaries.”

Our Operating Partnership and its subsidiaries will generally lease our properties to operators under a multi-tenant lease structure in the form of either a triple-net lease, full service lease, or a combination of thereof. We will also, in certain cases, enter into master leases with a healthcare delivery system under which one master lessee leases a sizable portion of a property from us. In order for the rent paid under our leases to constitute “rents from real property,” the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether our leases are true leases depends on an analysis of all the surrounding facts and circumstances.

Investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving leases with terms substantially the same as our leases that discuss whether such leases constitute true leases for federal income tax purposes. We intend to enter into leases that will be treated as true leases. If our leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that our Operating Partnership and its subsidiaries receive from our leases may not be considered rent or may not otherwise satisfy the various requirements for qualification as “rents from real property.” In that case, we likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status unless we qualify for relief, as described below under “—Failure to Satisfy Gross Income Tests.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, we must not own, actually or constructively, 10% or more of the shares or the assets or net profits of any lessee (a “related party tenant”), other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We anticipate that all of our properties will be leased to third parties which do not constitute related party tenants. In addition, our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date.

As described above, we may own up to 100% of the shares of one or more TRSs. There are two exceptions to the related-party tenant rule described in the preceding paragraph for TRSs. Under the first exception, rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

Under the second exception, a TRS is permitted to lease health care properties from the related REIT as long as it does not directly or indirectly operate or manage any health care facilities or provide rights to any brand name under which any health care facility is operated. Rent that we receive from a TRS will qualify as “rents from real property” as long as the “qualified health care property” is operated on behalf of the TRS by an “independent contractor” who is adequately compensated, who does not, directly or through its stockholders, own more than 35% of our shares, taking into account certain ownership attribution rules, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified health care properties” for any person unrelated to us and the TRS (an “eligible independent contractor”). A “qualified health care property” includes any real property and any personal property that is, or is necessary or incidental to the use of, a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a provider of such services which is eligible for participation in the Medicare program with respect to such facility. Our properties generally will not be treated as “qualified health care properties.” Accordingly, we do not currently intend to lease properties to a TRS. However, to the extent we acquire or own “qualified health care properties” in the future, we may lease such properties to a TRS.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the shares of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related properties. We do not intend to perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs (including as a result of a property leased to a TRS failing to qualify as a “qualified healthcare property” or an operator engaged by a TRS to operate a “qualified health care property” failing to qualify as an eligible independent contractor) or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, such charges generally will qualify as “rents from real property.” To the extent such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and

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an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

We may invest from time to time in mortgage debt and mezzanine loans when we believe the investment will allow us to acquire control of the underlying property. Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

Mezzanine loans are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. IRS Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests described below, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, we anticipate that the mezzanine loans we may acquire typically will not meet all of the requirements for reliance on this safe harbor. We intend to invest in mezzanine loans in manner that will enable us to continue to satisfy the gross income and asset tests.

Dividends.  Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

Foreclosure property also includes certain “qualified health care properties” (as defined above under “—Rents from Real Property”) acquired by a REIT as a result of the termination or expiration of a lease of such property (other than by reason of a default, or the imminence of a default, on the lease).

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income. Income that we derive from an independent contractor with respect to a qualified health care property is disregarded if such income is derived pursuant to a lease in effect at the time we acquired the qualified heath care property, through renewal of such a lease according to its terms or through a lease entered into on substantially similar terms. Our properties generally will not be “qualified health care properties.”

Hedging Transactions.  From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our Operating Partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain.  Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock in other REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

—	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

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Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

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the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that the assets that we will hold will satisfy the foregoing asset test requirements. However, we will not obtain independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for the mortgage or mezzanine loans we may acquire. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

—	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

—	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

Pursuant Revenue Procedure 2010-12, the IRS has indicated that it will treat distributions from certain publicly traded REITs that are paid part in cash and part in stock as dividends that would satisfy the REIT annual distribution requirements and qualify for the dividends paid deduction for federal income tax purposes. In order to qualify for such treatment, Revenue Procedure 2010-12 requires that at least 10% of the total distribution be payable in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10% of such stockholder’s distribution in cash). Revenue Procedure 2010-12 applies to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011. We have no current intention of paying dividends in shares of our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of 15% through 2010 on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is 15% through 2010. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 35%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Taxation of Our Company” above), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) attributable to dividends received by us from non-REIT corporations, such as a TRS, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. In addition, for taxable years beginning after December 31, 2012, dividends paid to certain individuals, estates or trusts will be subject to a 3.8% Medicare tax.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35% (which rate, absent congressional action, will apply until December 31, 2010). The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2010. Absent congressional action, that rate will increase to 20% for sales and exchanges of such assets occurring after December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates at a 15% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

•	either:

—	one pension trust owns more than 25% of the value of our capital stock; or

—	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us;

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or

•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States following this offering. If our common stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 5% of our common stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met. If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

•	our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market; and

•	the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period.

As noted above, we anticipate that our common stock will be regularly traded on an established securities market following this offering.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by U.S. stockholders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We will be entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner or member for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly-traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner or member for federal income tax purposes) for federal income tax purposes. Our Operating Partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or (the “90% passive income exception”). Treasury Regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Our Operating Partnership will not qualify for the private placement exclusion and we cannot assure you that it will qualify for any of the other available safe-harbors under the PTP Regulations. However, if our Operating Partnership were a publicly-traded partnership, we believe that our Operating Partnership would have sufficient qualifying income to satisfy the 90% passive income exception and thus would continue to be taxed as a partnership for federal income tax purposes. We expect that our other Partnerships will qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the IRS that our Operating Partnership will be classified as a partnership for federal income tax purposes. If for any reason our Operating Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “–Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. In connection with our formation transactions, appreciated property will be acquired by our Operating Partnership or one of its subsidiaries in exchange for OP units. We will have a carryover, rather than a fair market value, basis in such contributed assets equal to the basis of the contributors in such assets, resulting in a book-tax difference. As a result of that book-tax difference, we will have a lower adjusted basis with respect to that portion of our Operating Partnership’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This will result in lower depreciation deductions with respect to the portion of our Operating Partnership’s assets attributable to such contributions, which could cause us to be allocated tax gain in excess of book gain in the event of a property disposition.

Under regulations issued by the U.S. Treasury Department, we are required to use a “reasonable method” for allocating items with respect to which there is a book-tax difference, including the portion of our Operating Partnership’s assets attributable to contributions of property to our Operating Partnership in connection with our formation transactions. Our Operating Partnership will use the “traditional method” for making such allocations with respect to the properties contributed in connection with our formation transactions. As a result, the carryover basis of assets in the hands of our Operating Partnership would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all of our assets were to have a tax basis equal to their fair market value at the time of the contribution, and a sale of that portion of our Operating Partnership’s properties which have a carryover basis could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. As a result of the foregoing allocations, we may recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends, instead of as a return of capital or capital gains.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “—Income Taxation of the Partnerships and their Partners—Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of sunset provisions on an investment in our common stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated as of the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Morgan Keegan & Company, Inc.
JMP Securities LLC

Total	19,500,000

The underwriting agreement provides that the obligation of the underwriters to purchase shares of our common stock in this offering is subject to the approval of certain legal matters by counsel and to other specified conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters have advised us that they propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not in excess of $                     per share. After the consummation of this offering, this offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,925,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We have agreed that, for a period of 180 days after the date of this prospectus, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement (except a registration statement on Form S-8 relating to the 2010 Equity Incentive Plan or a registration statement on Form S-4 relating to our acquisition of another company) under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, OP units, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Robert W. Baird & Co. Incorporated other than:

•	grants of stock options, shares of restricted stock or LTIP units to employees, consultants or directors pursuant to the terms of the 2010 Equity Incentive Plan;

•

issuances of shares of common stock pursuant to the exercise of stock options or the redemption of OP units issued upon conversion of LTIP units granted pursuant to the terms of the 2010 Equity Incentive Plan;

•	issuances of shares of our common stock pursuant to a dividend reinvestment plan (if any); or

•

issuances of share of our common stock, OP units or securities convertible into or exchangeable or exercisable for shares of our common stock in connection with other acquisitions of real property or property management companies.

Our officers and directors have agreed, subject to certain exceptions (including a bona fide gift, charitable contribution for estate planning purposes or a transfer for the benefit of an immediate family member; provided, however, that, in each case, the donee or transferee agrees in writing to be bound by the terms of the restrictions below), that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, including, without limitation, OP units, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Robert W. Baird & Co. Incorporated for a period of 180 days from the date of this prospectus.

In addition, our officers and directors have agreed not to make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable or exchangeable for our common stock without the prior written consent of Robert W. Baird & Co. Incorporated.

Robert W. Baird & Co. Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. In the event that either: (1) during the last 17 days of the 180-day lock-up periods referred to above, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of such 180-day lock-up periods, we announce that we will release earnings results during the 16-day period beginning on the last day of such 180-day lock-up periods, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or event.

At our request, the underwriters have reserved for sale at the initial public offering price, up to 5% of the shares of our common stock offered by this prospectus for our directors, officers, employees, business associates and other persons associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. All shares sold pursuant to the directed share program to our directors and officers will be restricted from resale for a period of 180 days following the completion of this offering.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock has been determined based up on negotiations between us and the representative. Among the factors to be considered in determining this offering price are:

•	our record of operations;

•	our management;

•	our estimated net income;

•	our estimated funds from operations;

•	our estimated cash available for distribution;

•	our anticipated dividend yield;

•	our growth prospects;

•	the current market valuations, financial performance and dividend yields of publicly-traded companies considered by us and the underwriters to be comparable to us; and

•	the current state of the healthcare real estate industry and the economy as a whole.

We cannot assure you, however, that the prices at which our shares of common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

The following table shows the underwriting discount in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock:

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that our total expenses of this offering will be approximately $4.5 million.

Our common stock has been approved for listing on the NYSE under the symbol “MOB.” In order to meet one of the requirements for listing the shares on the NYSE, the underwriters have undertaken to sell a minimum number of shares of common stock to a minimum number of beneficial owners as required by the NYSE.

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed % of the total number of shares offered by them.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•

Stabilizing transactions consist of bids for or purchases of the underlying security in the open market while this offering is in progress so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, or a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

The securities may not, directly or indirectly, be offered or acquired in the Netherlands and this document may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement for which this prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

We and our Operating Partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and their respective affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions. In particular, we will pay $1.0 million to Robert W. Baird & Co. Incorporated for advisory services rendered in connection with our acquisition of the Ziegler Portfolio. Payment of this fee to Robert W. Baird & Co. Incorporated is contingent on completion of the acquisition of the Ziegler Portfolio. Richard F. Waid, who will become a member of our board of directors upon completion of this offering, is vice-chairman of Robert W. Baird & Co. Incorporated.

In addition to the underwriting discount to be received by our underwriters in connection with this offering, we expect that affiliates of RBC Capital Markets Corporation, Morgan Keegan & Company, Inc. and Raymond James & Associates, Inc. will be lenders under the proposed credit facility that we are currently negotiating. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Credit Facility.”

LEGAL MATTERS

Certain legal matters, including our qualification as a real estate investment trust, will be passed upon for us by Hunton & Williams LLP, and for the underwriters by Bass, Berry & Sims PLC. Certain matters of Maryland law will be passed upon by Venable LLP. Hunton & Williams LLP and Bass, Berry & Sims PLC may rely upon the opinion of Venable LLP regarding Maryland law.

EXPERTS

The combined financial statements of the Richmond Honan Group (Predecessor) as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, the combined statements of revenues in excess of certain expenses of the Initial Affiliated Acquisitions for the three years ended December 31, 2009 and the balance sheet of Richmond Honan Medical Properties Inc. as of June 11, 2010 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined statements of revenues and certain operating expenses of the Ziegler Healthcare Real Estate Funds (Ziegler Portfolio) for the year ended December 31, 2009, included in this Prospectus have been so included in reliance on the report of Blackman Kallick, LLP, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Page

Richmond Honan Medical Properties Inc.:

Pro Forma Consolidated Financial Information

Introduction to Pro Forma Condensed Consolidated Financial Information	F-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2010	F-3

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2010	F-4

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2009	F-5

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-6

Balance Sheet of Registrant:

Report of Independent Registered Public Accounting Firm	F-13

Balance Sheets of Richmond Honan Medical Properties Inc. as of June 30, 2010 (unaudited) and June 11, 2010	F-14

Notes to Balance Sheets	F-15

Richmond Honan Group (Predecessor):

Report of Independent Registered Public Accounting Firm	F-18

Combined Balance Sheets as of June 30, 2010 (unaudited), December 31, 2009 and 2008	F-19

Combined Statements of Operations for the Six Months Ended June 30, 2010 (unaudited) and 2009 (unaudited) and the Years Ended December 31, 2009, 2008, and 2007	F-20

Combined Statements of Changes in Combined Deficit for the Six Months Ended June 30, 2010 (unaudited) and the Years ended December 31, 2009, 2008 and 2007	F-21

Combined Statements of Cash Flows for the Six Months Ended June 30, 2010 (unaudited) and 2009 (unaudited) and the Years Ended December 31, 2009, 2008, and 2007	F-22

Notes to Combined Financial Statements	F-23

Report of Independent Registered Public Accounting Firm on Financial Statement Schedules	F-37

Schedule III—Real Estate and Accumulated Depreciation	F-38

Notes to Schedule III	F-39

Financial Statements Required Under Rule 3-14:

Initial Affiliated Acquisitions:

Report of Independent Registered Public Accounting Firm	F-40

Combined Statements of Revenues In Excess of Certain Expenses for the Six Months Ended June 30, 2010 (unaudited) and the Years Ended December 31, 2009, 2008, and 2007	F-41

Notes to Combined Statements of Revenue In Excess of Certain Expenses	F-42

Ziegler Healthcare Real Estate Properties:

Report of Independent Auditor	F-45

Combined Statements of Revenues In Excess of Certain Operating Expenses for the Six Months Ended June 30, 2010 (unaudited) and the Year Ended December 31, 2009	F-46

Notes to Combined Statements of Revenue In Excess of Certain Operating Expenses	F-47

RICHMOND HONAN MEDICAL PROPERTIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial statements as of and for the six months ended June 30, 2010 and for the year ended December 31, 2009, are presented as if the Offering and the Formation Transactions had occurred on June 30, 2010 for the pro forma condensed consolidated balance sheet and as of January 1, 2009 for the pro forma condensed consolidated statements of operations.

The pro forma adjustments include the issuance of operating partnership units and shares of common stock in the Formation Transactions, the issuance of our common shares in this Offering and the application of the net proceeds thereof as described elsewhere in this prospectus under the caption “Use of Proceeds”.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with all other financial information and analysis presented in this prospectus, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Predecessor’s historical combined financial statements and related notes also included elsewhere in this prospectus. The pro forma condensed consolidated financial data do not purport to represent the financial position or the results of operations that would actually have occurred assuming the completion of the Formation Transactions and the Offering, and the use of the net proceeds from the Offering had occurred on June 30, 2010 or as of January 1, 2009, respectively, nor do they purport to project the financial position or the results of operations of Richmond Honan Medical Properties Inc. as of any future date or for any future period.

The accounting for the acquisition of property interests in the Formation Transactions is in accordance with the acquisition method in accordance with ASC 805, “Business Combinations”, whereby the assets and liabilities of the designated accounting acquirer and entities under common control of the accounting acquirer are recorded at historical cost and the other acquired assets and assumed liabilities are recorded at fair value. The accounting acquirer in the Formation Transactions was determined to be Scottish Rite Medical Arts, Ltd. The accounting acquirer and the entities under common control of the accounting acquirer are reflected herein as the Richmond Honan Group (Predecessor). Accordingly, the assets and liabilities of the Richmond Honan Group (Predecessor) are recorded at historical cost in the Formation Transactions. The acquisition of the assets and liabilities of the properties reflected as the Initial Affiliated Acquisitions and the Ziegler Healthcare Real Estate Properties are recorded at their estimated fair values, assuming a transaction date of June 30, 2010. Management’s estimate of the fair value of assets and liabilities is based on preliminary and incomplete information that will be updated with each reissuance and finalized after the Formation Transactions are executed. Significant adjustments that will be updated include, but are not limited to, straight line rents, the fair value of land, buildings, intangible assets and liabilities and mortgage debt and the depreciation and amortization that relate to these fair value adjustments.

RICHMOND HONAN MEDICAL PROPERTIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2010

(dollars in thousands)

	Richmond Honan Medical Properties Inc.	Richmond Honan Group (Predecessor) Historical Combined	Initial Affiliated Acquisitions	Ziegler Healthcare Real Estate Properties	Subtotal	Formation Transactions and Other Pro Forma Adjustments		Company Pro Forma
	A	B	C	E
Assets:
Real estate properties, net	$—	$14,885	$143,915	$104,822	$263,622	$—		$263,622
Cash and cash equivalents	1	1,553	(44,345)	(39,614)	(82,405)	249,390	F	48,275
						(107,460)	G
						(11,250)	D
Tenant and other receivables	—	1,309	—	—	1,309	—		1,309
Deferred charges and other assets	—	821	1,718	—	2,539	(523)	F	1,941
						(59)	F
						(16)	G
Intangible assets, net	—	—	36,887	36,785	73,672	—		73,672

Total assets	$1	$18,568	$138,175	$101,993	$258,737	$130,082		$388,819

Liabilities and combined owners’/ stockholders’ equity (deficit):
Liabilities:
Mortgages and notes payable	$—	$17,694	$121,683	$100,013	$239,390	$(106,360)	G	$133,030
Interest rate swap agreements	—	69	—	735	804	(804)	G	—
Accounts payable and accrued expenses	—	4,283	147	108	4,538	(1,504)	F	2,760
						(274)	G
Account payable—affiliated parties	—	3,944	—	—	3,944	(3,376)	H	—
						(568)	F
Intangible liabilities, net	—	—	2,647	1,741	4,388	—		4,388

Total liabilities	—	25,990	124,477	102,597	253,064	(112,886)		140,178

Combined owners’ / stockholders’ equity (deficit):
Owners / stockholders’ equity (deficit)	1	(7,422)	—	(1,000)	(8,421)	250,880	F	231,194
						(11,250)	D
						(38)	G
						3,376	H
						(3,353)	I
Noncontrolling interest	—	—	13,698	396	14,094	3,353	I	17,447

Total combined owners’ / stockholders’ equity (deficit)	1	(7,422)	13,698	(604)	5,673	242,968		248,641

Total liabilities and owners’ / stockholders’ equity (deficit)	$1	$18,568	$138,175	$101,993	$258,737	$130,082		$388,819

See accompanying notes to pro forma consolidated balance sheet.

RICHMOND HONAN MEDICAL PROPERTIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the six months ended June 30, 2010

(dollars in thousands, except per share amounts)

	Richmond Honan Medical Properties Inc.	Richmond Honan Group (Predecessor) Historical Combined	Initial Affiliated Acquisitions	Ziegler Healthcare Real Estate Properties	Subtotal	Formation Transactions and Other Pro Forma Adjustments		Company Pro Forma
		J	K	L
Revenues:
Rental	$—	$2,271	$7,567	$5,809	$15,647	$201	Q	$15,848
Fee revenue	—	596	—	—	596	(471)	M	125
Expense reimbursements	—	1,273	2,457	1,776	5,506	(759)	M	4,747
Parking and other income	—	96	210	46	352	—		352

Total revenues	—	4,236	10,234	7,631	22,101	(1,029)		21,072

Expenses:
Property operating	—	622	3,305	1,426	5,353	(471)	M	4,882
Real estate taxes and insurance	—	188	1,246	735	2,169	—		2,169
General and administrative	—	3,514	33	200	3,747	(759)	M	2,135
						(853)	N
Operating ground lease	—	173	283	—	456	339	Q	795
Depreciation and amortization	—	415	—	—	415	7,485	O	7,900

Total expenses	—	4,912	4,867	2,361	12,140	5,741		17,881

Other Income (Expenses):
Interest income	—	2	—	—	2	—		2
Interest expense	—	(616)	—	—	(616)	(3,644)	P	(4,260)

Total other income (expenses)	—	(614)	—	—	(614)	(3,644)		(4,258)

Income (loss) before noncontrolling interest in property entities	—	(1,290)	5,367	5,270	9,347	(10,414)		(1,067)
Noncontrolling interest in property entities	—	—	—	—	—	20	R	20
Noncontrolling interest in operating partnership	—	—	—	—	—	69	R	69

Net income (loss) available to the company	$—	$(1,290)	$5,367	$5,270	$9,347	$(10,325)		$(978)

Pro forma basic earnings (loss) per share							S	$(0.05)

Pro forma diluted earnings (loss) per share							S	$(0.05)

Pro forma weighted average number of common shares outstanding								19,967,000

Pro forma weighted average common shares outstanding and potential dilutive securities								21,375,282

See accompanying notes to pro forma consolidated statement of operations.

RICHMOND HONAN MEDICAL PROPERTIES INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2009

(dollars in thousands, except per share amounts)

	Richmond Honan Medical Properties Inc.	Richmond Honan Group (Predecessor) Historical Combined	Initial Affiliated Acquisitions	Ziegler Healthcare Real Estate Properties	Subtotal	Formation Transactions and Other Pro Forma Adjustments		Company Pro Forma
		T	U	V
Revenues:
Rental	$—	$4,522	$15,031	$12,057	$31,610	$413	AA	$32,023
Fee revenue	—	1,256	—	—	1,256	(934)	W	322
Expense reimbursements	—	2,451	4,459	3,352	10,262	(1,452)	W	8,810
Parking and other income	—	192	500	155	847	—		847

Total revenues	—	8,421	19,990	15,564	43,975	(1,973)		42,002

Expenses:
Property operating	—	1,109	6,671	2,834	10,614	(934)	W	9,680
Real estate taxes and insurance	—	339	2,164	1,599	4,102	—		4,102
General and administrative	—	3,042	65	483	3,590	(1,452)	W	3,290
						1,152	X
Operating ground lease	—	346	566	—	912	677	AA	1,589
Depreciation and amortization	—	814	—	—	814	14,969	Y	15,783

Total expenses	—	5,650	9,466	4,916	20,032	14,412		34,444

Other Income (Expenses):
Interest income	—	1	—	—	1	—		1
Interest expense	—	(1,417)	—	—	(1,417)	(7,209)	Z	(8,626)

Total other income (expenses)	—	(1,416)	—	—	(1,416)	(7,209)		(8,625)

Income (loss) before noncontrolling interest in property entities	—	1,355	10,524	10,648	22,527	(23,594)		(1,067)
Noncontrolling interest in property entities	—	—	—	—	—	63	BB	63
Noncontrolling interest in operating partnership	—	—	—	—	—	66	BB	66

Net income (loss) available to the Company	$—	$1,355	$10,524	$10,648	$22,527	$(23,465)		$(938)

Pro forma basic earnings (loss) per share							CC	$(0.05)

Pro forma diluted earnings (loss) per share							CC	$(0.05)

Pro forma weighted average number of common shares outstanding								19,967,000

Pro forma weighted average common shares outstanding and potential dilutive securities								21,375,282

See accompanying notes to pro forma consolidated statement of operations

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share amounts)

1. Adjustments to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2010

(A) Reflects the unaudited balance sheet of Richmond Honan Medical Properties Inc. (the “Company”) as of June 30, 2010.

(B) Reflects the unaudited combined balance sheet of Richmond Honan Group (Predecessor) as of June 30, 2010.

(C) Reflects the acquisition of property interests of six medical office buildings and developed land, representing the Initial Affiliated Acquisitions through the issuance of 833,947 units of Richmond Honan Medical Properties LP (the “Operating Partnership”, “OP”) having an estimated value of $11,675, payment of $44,345 cash and the assumption of approximately $120,970 of indebtedness. This acquisition will be accounted for using the acquisition method prescribed by ASC 805, “Business Combinations”.

The acquisitions are more fully described as follows:

	Percentage of Ownership to be Acquired	OP Units to be Issued	Estimated Value of OP Units to be Issued	Cash Consideration	Debt to be Assumed
975 Johnson Ferry	100.0%	211,981	$2,968	$2,503	$18,794
Northside Tower	83.5%	443,978	6,216	1,531	26,945
Cypress MOB I	86.0%	163,669	2,291	301	31,800
LifeHope Medical Offices	89.0%	14,319	200	10	25,368	(1)
Northside Alpharetta I and II	100.0%	—	—	40,000	—
Cypress Land - Parcel I	100.0%	—	—	—	12,778	(1)
Cypress Land - Parcel II	50.0%	—	—	—	5,285	(1)

		833,947	$11,675	$44,345	$120,970

(1)	Debt to be satisfied in connection with the Formation Transactions (See Note G).

The preliminary pro forma allocation of purchase price to the properties to be acquired is as follows:

Real estate properties	$143,915
Lease and other intangible assets	36,887
Other assets	1,718
Indebtedness assumed, at fair market value	(121,683)
Other liabilities	(147)
Intangible liabilities	(2,647)
Noncontrolling interest (Operating partnership $11,675, Property entities $2,023)	(13,698)

Total cash consideration	$44,345

(D) To reflect the purchase of ownership interests in entities that own two medical office buildings, known as Scottish Rite Medical Arts and Alpharetta Pediatric Center, from those owners electing to receive cash in the Formation Transaction. The property ownership interests are reflected in the historical combined balance sheet of Richmond Honan Group (Predecessor) as of June 30, 2010 and accordingly, cash payments for these interests are reflected as equity distributions.

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

The acquisitions are more fully described as follows:

	Percentage of Ownership to be Acquired	OP Units to be Issued	Estimated Value of OP Units to be Issued	Cash Consideration	Debt to be Assumed
Alpharetta Pediatric Center	87.5%	156,898	$2,197	$1,792	$10,242	(1)
Scottish Rite Medical Arts	77%	417,435	5,844	9,458	7,422
Other debt		—	—	—	30

		574,333	$8,041	$11,250	$17,694

(1)	Debt to be satisfied in connection with the Formation Transactions (See Note G).

(E) Reflects the purchase of property interests representing the Ziegler Healthcare Real Estate Properties in exchange for $38,614 cash and the assumption of approximately $100,868 of indebtedness. In addition, the Company will incur $1,000 in acquisition costs related to the acquisition. This acquisition will be accounted for using the acquisition method prescribed by ASC 805, “Business Combinations”.

The preliminary pro forma allocation of purchase price to the properties to be acquired is as follows:

Real estate properties	$104,822
Lease and other intangible assets	36,785
Noncontrolling interest in property entities	(396)
Interest rate swap agreements	(735)
Accounts payable and accrued expenses	(108)
Indebtedness assumed at fair market value	(100,013)
Intangible liabilities	(1,741)

Total assets purchased and liabilities assumed	38,614
Acquisition costs	1,000

Total cash consideration	$39,614

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

The acquisitions are more fully described as follows:

	Percentage of Ownership to be Acquired	Debt to be Assumed
220 and 620 Jasper	100%	$6,453
Arrowhead Commons	100%	2,590	(1)
Aurora MOB—Shawano	100%	—
Austell MOB	100%	1,691	(1)
Canton MOB	100%	6,617
Decatur MOB	100%	2,710	(1)
EI Paso MOB	100%	2,430	(1)
Farmington Professional Pavilion	100%	1,523	(1)
Firehouse Square	100%	3,015
Hackley Medical Center	100%	5,840
Ingham Regional Medical Center	100%	3,131	(1)
Meadow View Professional Center	100%	11,116
Mid Coast Hospital MOB	91%	8,798
New Albany Professional Building	100%	2,227	(1)
Northpark Trail	100%	1,260	(1)
Papp Clinic	100%	3,675	(1)
Remington Medical Commons	100%	6,472	(1)
Stonecreek Family Health Center	100%	2,023	(1)
Summit Healthplex	100%	22,955	(1)
Valley West Hospital MOB	100%	6,342

		$100,868

(1)	Debt to be satisfied in connection with the Formation Transactions (See Note G).

(F) To reflect the assumed sale of 19,500,000 shares of common stock at $14.00 per share in this offering:

Proceeds from this offering	$273,000
Less underwriters’ discount and commissions	(19,110)
Less offering costs	(2,428)
Less reclassification of deferred offering costs incurred by the predecessor	(523)
Less write off of deferred debt issue costs incurred by the predecessor	(59)

Net increase in equity	250,880
Less payment of non-recurring professional fees included in:
Accounts payable and accrued liabilities	(981)
Accounts payable—affiliated entities	(509)

Net increase in cash	$249,390

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

To reflect the reduction in accounts payable and accrued expenses and the reduction in accounts payable—affiliated parties related to offering costs and formation transaction expenses related to the offering and formation transactions previously recorded by the Predecessor. These amounts will be funded by proceeds of the offering.

Payment of deferred offering costs incurred by the predecessor	$523
Payment of non-recurring professional fees directly related to the formation transactions, previously expensed by the Predecessor	981

Reduction in accounts payable and accrued expenses	$1,504

Payment of deferred loan costs incurred by the Predecessor related to the offering and formation transactions	$59
Payment of non-recurring professional fees directly related to the formation transactions, previously expensed by the Predecessor	509

Reduction in account payable—affiliated parties	$568

(G) Reflects the following repayments of liabilities and write-off of deferred costs related to the repayment of mortgage indebtedness:

Repayment of mortgage indebtedness	$106,360
Payment of accrued interest related to debt repaid	274
Payment of mortgage prepayment penalties	22
Settlement of interest rate swap obligations	804

Cash payment	$107,460

Write-off of deferred financing costs related to debt repaid	$16
Payment of mortgage prepayment penalties	22

$38

(H) Reflects the elimination of accounts payable to affiliated entities as a reduction to owners deficit of $3,376.

(I) To reflect noncontrolling interest separately from the parent’s equity in the condensed consolidated statement of financial position as required by ASC Topic 810-10-45-16, “Consolidation”. The adjustments reflect the percent of pro forma equity owned by outside interests in certain properties and outside interests in the operating partnership.

Noncontrolling interests is calculated as follows:

Pro forma combined owners’/ stockholders’ equity	$248,641
Less: noncontrolling interest in property partnerships	(1,142)

Pro forma equity allocable to interests in operating partnership	247,499
Outside ownership interest in operating partnership	6.588%

Noncontrolling interest in operating partnership	16,305
Noncontrolling interest in property partnerships	1,142

$17,447

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

2. Adjustments to the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2010

(J) Reflects the unaudited combined statement of operations of Richmond Honan Group (Predecessor) for the six months ended June 30, 2010.

(K) Represents the unaudited combined revenues and certain expenses for the six months ended June 30, 2010 of the Initial Affiliated Acquisitions to be purchased at or following the closing of the Offering.

(L) Represents the unaudited combined revenues and certain expenses for the six months ended June 30, 2010 of the Ziegler Healthcare Real Estate Properties to be purchased at or following the closing of the Offering.

(M) Reflects the elimination of management fees from the Initial Affiliated Acquisitions combined in the Formation Transactions of $471 and the elimination of operating expenses incurred by the management company and reimbursed by the properties of $759.

(N) To record the incremental decrease in general and administrative expenses of $853 to reflect an increase in salaries for certain executive officers resulting from employment agreements entered into in connection with the Offering ($340), the effect of equity awards to be made pursuant to the 2010 Equity Incentive Plan ($532), and the effect related to Board of Directors compensation ($135). This increase is offset by a decrease ($1,860) related to non recurring costs directly related to the Offering which are included in the statement of operations of Richmond Honan Group (Predecessor) for the six months ended June 30, 2010.

There are additional estimated costs, totaling approximately $905, which have not been included in this adjustment as they are not currently a contractual obligation or factually supportable. This adjustment does not include certain costs that the Company anticipates it will incur after the Offering. Such costs include but are not limited to salaries and benefits for additional employees that may be hired following the Offering, equity or other incentive compensation for such employees, additional office rent, public company related expenses such as legal and accounting expenses and other administrative costs associated with operating as a publicly traded company.

(O) Represents the additional depreciation expense and amortization of lease and other intangibles, of $7,485, as a result of the acquisition accounting adjustments related to the acquisition of the Initial Affiliated Acquisitions and Ziegler Healthcare Real Estate Properties. These estimated amounts were determined based on management’s evaluation of the estimated useful lives of real estate properties and the intangibles. Management considered the length of time a real estate property had been in existence, the maintenance history as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life in the determination of estimated useful lives which are summarized as follows:

Buildings and improvements	25 to 45 years
Furniture and fixtures	3 to 7 years
Lease intangibles	Average remaining lease term
Tenant improvement costs	Shorter of the related remaining lease term or the life of the improvement

(P) To increase interest expense for debt assumed to be outstanding after completion of the Formation Transactions, consisting of existing debt of the Predecessor, existing debt assumed in the purchase of property interests representing the Initial Affiliated Acquisitions, and existing debt assumed in the purchase of property

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

interests included in the Ziegler Healthcare Real Estate Properties, net of the assumed repayment of mortgage indebtedness at or following the closing of the Offering (See Note G). Debt assumed to be outstanding, at fair market value, after completion of the Formation Transactions and the closing of the Offering consists of approximately $133,030 of existing and assumed mortgage indebtedness. Mortgage indebtedness totaling $124,232 have fixed interest rates ranging from 5.69% to 10.38% and maturity dates ranging from August 2011 to September 2017. In addition, one mortgage with an outstanding principal balance of $8,798 at June 30, 2010 bears interest at LIBOR + 1.50% and matures in June 2011. The annual impact of a  1/8% change in interest rate would be approximately $11.

(Q) To adjust rental revenue and ground lease expense for the net effect of the estimated amortization of above and below market leases and adjustments to straight line rent. Additionally, ground lease expense is increased for the effect of new ground leases to be entered into in connection with the Formation Transactions.

(R) Represents the allocation of earnings to noncontrolling interests related to varying outside ownership interests in certain property entities and assumed 6.588% outside ownership interest in the operating partnership.

(S) Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to the Company’s stockholders by the number of shares of common stock assumed issued in the Offering and the Formation Transactions. Basic net income (loss) per common share is calculated based on the weighted average common shares outstanding, which was 19,967,000. Diluted net income (loss) per common share is calculated based on net income (loss) before allocation to noncontrolling interests in the operating partnership by giving effect to the expected exchange of OP units for common stock on a one-for-one basis. The assumed conversion of noncontrolling interests in the operating partnership has no effect on net income (loss) per common share.

3. Adjustments to the unaudited pro forma consolidated statement of operations for the year ended December 31, 2009

(T) Reflects the audited combined statement of operations of Richmond Honan Group (Predecessor) for the year ended December 31, 2009.

(U) Represents the audited combined revenues and certain expenses for the year ended December 31, 2009 of the Initial Affiliated Acquisitions to be purchased at or following the closing of the Offering.

(V) Represents the audited combined revenues and certain expenses for the year ended December 31, 2009 of the Ziegler Healthcare Real Estate Properties to be purchased at or following the closing of the Offering.

(W) Reflects the elimination of management fees from the Initial Affiliated Acquisitions combined in the Formation Transaction of $934 and the elimination of operating expenses incurred by the management company and reimbursed by the properties of $1,452.

(X) To record the incremental increase in general and administrative expenses of $1,152 to reflect an increase in salaries for certain executive officers resulting from employment agreements entered into in connection with the Offering ($901), the effect of equity awards to be made pursuant to the 2010 Equity Incentive Plan ($154), and the effect related to Board of Directors compensation ($270). This increase is offset by a decrease ($173) related to non recurring costs directly related to the Offering which are included in the statement of operations of Richmond Honan Group (Predecessor) for the year ended December 31, 2009.

RICHMOND HONAN MEDICAL PROPERTIES INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(dollars in thousands, except per share amounts)

There are additional estimated costs, totaling approximately $1,963, which have not been included in this adjustment as they are not currently a contractual obligation or factually supportable. This adjustment does not include certain costs that the Company anticipates it will incur after the Offering. Such costs include but are not limited to salaries and benefits for additional employees that may be hired following the Offering, equity or other incentive compensation for any such employees, additional office rent, public company related expenses such as legal and accounting expenses and other administrative costs associated with operating as a publicly traded company.

(Y) Represents the additional depreciation expense and amortization of lease and other intangibles of $14,969, as a result of the acquisition accounting adjustments related to the acquisition of the Initial Affiliated Acquisitions and Ziegler Healthcare Real Estate Properties. These estimated amounts were determined based on management’s evaluation of the estimated useful lives of real estate properties and the intangibles. Management considered the length of time a real estate property had been in existence, the maintenance history as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life in the determination of estimated useful lives which are summarized as follows:

Buildings and improvements	25 to 45 years
Furniture and fixtures	3 to 7 years
Lease intangibles	Average remaining lease term
Tenant improvement costs	Shorter of the related remaining lease term or the life of the improvement

(Z) To increase interest expense for debt assumed to be outstanding after completion of the Formation Transactions, consisting of existing debt of the Predecessor, existing debt assumed in the purchase of property interests representing the Initial Affiliated Acquisitions, and existing debt assumed in the purchase of property interests included in the Ziegler Healthcare Real Estate Properties, net of the assumed repayment of mortgage indebtedness at or following the closing of the Offering (See Note G). Debt assumed to be outstanding, at fair market value, after completion of the Formation Transactions and the closing of the Offering consists of approximately $133,030 of existing and assumed mortgage indebtedness. Mortgage indebtedness totaling $124,232 have fixed interest rates ranging from 5.69% to 10.38% and maturity dates ranging from August 2011 to September 2017. In addition, one mortgage with an outstanding principal balance of $8,798 bears interest at LIBOR + 1.50% and matures in June 2011. The annual impact of a  1/8% change in interest rate would be approximately $11.

(AA) To adjust rental revenue and ground lease expense for the net effect of the estimated amortization of above and below market leases and adjustments to straight line rent. Additionally, ground lease expense is increased for the effect of new ground leases to be entered into in connection with the Formation Transactions.

(BB) Represents the allocation of earnings to noncontrolling interests related to varying outside ownership interests in certain property entities and assumed 6.588% outside ownership interest in the operating partnership.

(CC) Pro forma earnings (loss) per share—basic and diluted are calculated by dividing pro forma consolidated net income (loss) allocable to the Company’s stockholders by the number of shares of common stock issued in the Offering and the Formation Transactions. Basic net income (loss) per common share is calculated based on the weighted average common shares outstanding, which was 19,967,000. Diluted net income (loss) per common share is calculated based on net income (loss) before allocation to noncontrolling interests in the operating partnership by giving effect to the expected exchange of OP units for common stock on a one-for-one basis. The assumed conversion of noncontrolling interests in the operating partnership has no effect on net income (loss) per common share.

Report of Independent Registered Public Accounting Firm

The Stockholders of Richmond Honan Medical Properties Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Richmond Honan Medical Properties Inc. (a development stage enterprise) at June 11, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 30, 2010

Richmond Honan Medical Properties Inc.

(A Development Stage Company)

Balance Sheets

As of June 30, 2010 (unaudited) and June 11, 2010

	June 30, 2010	June 11, 2010
	(unaudited)
Assets:
Cash	$1,000	$1,000

Total assets	$1,000	$1,000

Commitments and contingencies	—	—

Stockholders’ equity:
Common shares, $ 0.01 par value per share, 1,000 shares authorized; 1,000 shares issued and outstanding	$10	$10
Additional paid-in-capital	990	990

Total stockholders’ equity	$1,000	$1,000

See accompanying notes to balance sheets.

Richmond Honan Medical Properties Inc.

(A Development Stage Company)

Notes To Balance Sheets

As of June 30, 2010 (unaudited) and June 11, 2010

1. Organization and Description of Business

Richmond Honan Medical Properties Inc. (the “Company”) was incorporated in Maryland, on May 19, 2010. The Company intends to file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed public offering of common stock (the “Offering”). Concurrent with the consummation of the Offering, the Company and a newly formed majority-owned limited partnership, Richmond Honan Medical Properties LP (the “Operating Partnership”), together with Richmond Honan Property Management, LLC (“RHPM”), Richmond Property Management, Inc. (“RPM”) and the partners and members of certain partnerships and limited liability companies under common management that own medical office buildings, will engage in certain formation transactions (the “Formation Transactions”). The Formation Transactions are designed to consolidate the ownership of RHPM, RPM, and certain partnerships and limited liability companies (collectively the Richmond Honan Group, “Predecessor”) into the Operating Partnership; acquire ownership interest in certain affiliated partnership and limited liability companies; acquire ownership interest in certain non-affiliated partnerships and limited liability companies; facilitate the Offering; raise the necessary capital to pay the cash portion of the purchase price; repay certain existing indebtedness; provide a vehicle for future acquisitions and development projects; preserve tax advantages for certain participants and enable qualification as a REIT for U.S. federal income tax purposes.

Substantially all of the operations of the Company will be carried out through the Operating Partnership which was formed on May 19, 2010 as a Delaware limited partnership. Through the Formation Transactions the Operating Partnership will receive a contribution of interests in the property-owning entities, as well as the property management operations of RHPM and RPM, in exchange for shares of the Company’s common stock, units of limited partnership interest in the Operating Partnership and/or cash.

The Company, through its Operating Partnership, will be a self-advised, self-managed business engaged in the ownership, development, redevelopment, management and acquisition of medical office buildings in the United States. The Company and the Operating Partnership have had no operations since formation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheets have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and includes all of the accounts of the Company as of June 30, 2010 (unaudited) and June 11, 2010.

Interim Financial Information

The financial information as of June 30, 2010 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Company’s financial position as of June 30, 2010. The Company and the Operating Partnership have had no operations through June 30, 2010.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with maturities of three months or less when purchased to be cash equivalents.

Richmond Honan Medical Properties Inc.

Notes To Balance Sheets—(Continued)

Income Taxes

It is the intent of the Company to elect to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be permitted to deduct distributions paid to its stockholders, eliminating the federal taxation of income represented by such distributions at the Company level. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Through June 30, 2010 (unaudited) and June 11, 2010, the Company had no operations subject to income tax.

Recently Issued and Adopted ASC Guidance

Effective July 1, 2009, the FASB established the Accounting Standards Codification (“ASC”) as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification does not change current GAAP, but is intended to simplify user access to GAAP by providing all the authoritative literature related to a particular topic in one place. As of the effective date all existing accounting standards were superseded. Accordingly, this report references the Codification as the sole source of authoritative GAAP.

The Company adopted new guidance codified in ASC Topic 810, “Consolidation” (previously SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) issued in June 2009. This guidance addresses the impact that the elimination of the qualifying special purpose entity (“QSPE”) concept has on previous consolidation guidance and will require companies to evaluate all entities, even those previously considered to be QSPEs, as a potential variable interest entity (VIE). The guidance also addresses the timely accounting and disclosure requirements of variable interests by (1) requiring ongoing reassessments of whether or not the company is the primary beneficiary, (2) adding an additional reconsideration requirement, (3) eliminating the quantitative approach previously used to determine the primary beneficiary of a VIE and (4) amending certain guidance for determining which entities are VIEs. The guidance also requires enhanced disclosures surrounding VIEs, whether or not they are consolidated by the reporting company, including additional line item captions directly on the statement of financial position.

The Company adopted new guidance in ASC Topic 855, “Subsequent Events” (previously SFAS No. 165, “Subsequent Events”). The new guidance further clarifies the period subsequent to the balance sheet date in which companies should disclose certain financial statement events or transactions. It also further clarifies the circumstances under which a company should consider recognition of those events or transactions occurring after the balance sheet date as well as provides guidance regarding the required disclosures. The new guidance did not have a material impact on the Company.

Organization and Offering Costs

Cost incurred to organize the Company will be expensed as incurred. Underwriting commissions and other offering costs of raising equity are reflected as a reduction in additional paid-in capital.

In connection with this offering, affiliates of the Company have or will have incurred legal, accounting, and other Offering related costs, which will be reimbursed by the Company if the offering is completed.

The cost related to the Formation transactions and the Offering to be reimbursed as of June 30, 2010 (unaudited) is $2,383. Management estimates the total cost to be reimbursed from offering proceeds, if completed, to be approximately $4,500 (unaudited).

Richmond Honan Medical Properties Inc.

Notes To Balance Sheets—(Continued)

3. Stockholders’ Equity

Under the Articles of Incorporation the number of shares which the Company has authority to issue is 1,000 common shares, $0.01 par value per share. The Board of Directors (the “Board”), with the approval of a majority of the Board, may authorize additional shares, classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the shares.

On May 24, 2010, the Company issued 500 shares each to Lea Richmond, III and Scott C. Honan, the initial members of the Board.

4. Subsequent Events

The Company has evaluated subsequent events through June 30, 2010, which is the date the financial statements were available to be issued.

5. Subsequent Events (unaudited)

The Company has evaluated subsequent events through November 4, 2010.

On August 6, 2010 the Company amended the corporate charter to authorize the issuance of up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock.

Subsequent to June 30, 2010, the Company entered into various agreements to acquire controlling interests in certain affiliated and non-affiliated property portfolios (Formation Transactions). Such agreements are contingent upon the successful completion of the Offering.

Report of Independent Registered Public Accounting Firm

The Owners of Richmond Honan Group (the “Predecessor”):

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, changes in combined deficit and cash flows present fairly, in all material respects, the financial position of Richmond Honan Group (the “Predecessor”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 30, 2010

Richmond Honan Group (Predecessor)

Combined Balance Sheets

As of June 30 , 2010 (unaudited) December 31, 2009 and 2008

(dollars in thousands)

	June 30, 2010	December 31,
		2009	2008
	(unaudited)
Assets
Real estate properties:
Buildings and improvements	$21,444	$21,309	$21,237
Furniture, fixtures and equipment	1,118	1,128	1,099
Less: Accumulated depreciation	(7,677)	(7,291)	(6,498)

Total real estate properties, net	14,885	15,146	15,838
Cash and cash equivalents	1,553	1,446	1,167
Tenant and other receivables	51	51	5
Tenant receivables—related party	1,258	1,127	1,187
Prepaid expenses, other assets, deferred financing and lease costs, net	821	261	241

Total assets	$18,568	$18,031	$18,438

Liabilities and combined deficit
Mortgages and notes payable	$17,694	$17,985	$18,447
Accounts payable—affiliated parties	3,944	3,172	3,133
Accounts payable and accrued expenses	4,283	2,016	1,575
Interest rate swap agreements	69	107	—

Total liabilities	25,990	23,280	23,155

Commitments and contingencies	—	—	—
Combined deficit (before receivables from owners and affiliates)	(4,472)	(2,648)	(2,803)
Less: Receivables from owners and affiliates	(2,950)	(2,601)	(1,914)

Combined deficit	(7,422)	(5,249)	(4,717)

Total liabilities and combined deficit	$18,568	$18,031	$18,438

See accompanying notes to combined financial statements.

Richmond Honan Group (Predecessor)

Combined Statements of Operations

For the six months ended June 30, 2010 and 2009 (unaudited) and

For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

	June 30,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)	(unaudited)
Revenues:
Rental revenues	$78	$78	$165	$156	$155
Rental revenues—related party	2,193	2,171	4,357	4,278	3,488
Fee revenue	122	192	317	317	360
Fee revenue—related party	474	476	939	873	782
Expense reimbursements	296	271	500	495	427
Expense reimbursements—related party	977	972	1,951	1,683	1,201
Parking and other income	96	96	192	201	199

Total revenues	4,236	4,256	8,421	8,003	6,612

Expenses:
Property operating	622	560	1,109	1,174	960
Real estate taxes and insurance	188	169	339	349	264
Operating ground lease	173	173	346	346	346
General and administrative	3,514	1,406	3,042	2,444	2,777
Depreciation	403	397	793	804	617
Amortization	12	10	21	20	13

Total expenses	4,912	2,715	5,650	5,137	4,977

Other Income (Expenses):
Interest income	2	—	1	8	22
Interest expense	(616)	(747)	(1,417)	(1,469)	(1,456)

Total other income (expenses)	(614)	(747)	(1,416)	(1,461)	(1,434)

Net income (loss)	$(1,290)	$794	$1,355	$1,405	$201

See accompanying notes to combined financial statements.

Richmond Honan Group (Predecessor)

Combined Statements of Changes in Combined Deficit

For the six months ended June 30, 2010 (unaudited) and

For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

Predecessor’s Combined Deficit
Combined deficit, December 31, 2006	$(3,493)
Increase in receivables from owners and affiliates	(178)
Equity contributions	350
Distributions	(1,092)
Net income	201

Combined deficit, December 31, 2007	(4,212)
Increase in receivables from owners and affiliates	(690)
Distributions	(1,220)
Net income	1,405

Combined deficit, December 31, 2008	(4,717)
Increase in receivables from owners and affiliates	(687)
Distributions	(1,200)
Net income	1,355

Combined deficit, December 31, 2009	(5,249)
Increase in receivables from owners and affiliates	(349)
Distributions	(534)
Net loss	(1,290)

Combined deficit, June 30, 2010 (unaudited)	$(7,422)

See accompanying notes to combined financial statements.

Richmond Honan Group (Predecessor)

Combined Statements of Cash Flows

For the six months ended June 30, 2010 and 2009 (unaudited)

For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

	June 30,		December 31,
	2010	2009	2009	2008	2007
	(unaudited)	(unaudited)
Operating activities:
Net income (loss)	$(1,290)	$794	$1,355	$1,405	$201
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	403	397	793	804	617
Amortization	12	10	21	20	13
Amortization of debt issue costs included in interest expense	27	20	40	62	53
Unrealized (gain) loss on interest rate swap	(38)	86	107	—	—
Straight-line rent revenue adjustment	(71)	(77)	(170)	(127)	(257)
Straight-line ground lease expense adjustment	172	172	345	345	345
(Gain) loss on disposal of assets	(9)	—	—	2	—
Changes in operating assets and liabilities:
(Increase) decrease in tenant and other receivables, net	(60)	96	184	(116)	21
(Increase) decrease in prepaid expenses and other assets	(11)	8	(1)	1	(2)
(Decrease) increase in accounts payable and accrued expenses	1,572	214	96	(127)	(373)

Net cash provided by operating activities	707	1,720	2,770	2,269	618

Investing activities:
Purchase of furniture, fixtures and equipment	(9)	—	(29)	(49)	(181)
Acquisition and development of real estate properties	—	—	—	(614)	(2,344)
Proceeds from sale of assets	11	—	—	—	—
Tenant improvements	(135)	—	(72)	(159)	(1,956)
Deferred lease costs	—	—	(20)	(3)	(200)

Net cash used in investing activities	(133)	—	(121)	(825)	(4,681)

Financing activities:
Deferred financing costs paid	(65)	(3)	(60)	(1)	—
Proceeds from mortgages and notes payable	—	—	56	671	4,504
Repayments of mortgages and notes payable	(291)	(238)	(518)	(380)	(2,232)
Increase in receivables from owners and affiliates	(349)	(397)	(687)	(690)	(178)
(Decrease) increase in accounts payable—affiliated parties	772	35	39	33	3,044
Distributions paid to owners	(534)	(325)	(1,200)	(1,220)	(1,092)
Equity contributions	—	—	—	—	350

Net cash provided by (used in) financing activities	(467)	(928)	(2,370)	(1,587)	4,396

Net increase (decrease) in cash and cash equivalents	107	792	279	(143)	333
Cash and cash equivalents, beginning of period	1,446	1,167	1,167	1,310	977

Cash and cash equivalents, end of period	$1,553	$1,959	$1,446	$1,167	$1,310

Supplemental disclosure of cash flow information
Cash paid for interest	$617	$588	$1,202	$1,091	$1,583

See accompanying notes to combined financial statements.

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements

For the six months ended June 30, 2010 and 2009 (unaudited) and

For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

1. Organization and Ownership

Richmond Honan Group (Predecessor) (the “Predecessor”) is engaged in the business of owning, acquiring, managing, developing and redeveloping medical office buildings (the “Medical Properties”). The Predecessor is not a legal entity, but represents a combination of certain real estate entities that are under common control as described below. During all periods presented in the accompanying combined financial statements, the Predecessor had and has the responsibility for the day-to-day operations of such combined entities. Richmond Property Management, Inc. and Richmond Honan Property Management, LLC. (the “Managers”) have management agreements with other entities which have not been combined with the Predecessor entities as they are not under common control.

Lea Richmond, III and Scott Honan (the “Founders”) formed Richmond Honan Medical Properties Inc. (the “Company”) on May 19, 2010 with the intent to qualify as a real estate investment trust (a “REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and to effect an initial public offering (the “Offering”) of the common stock of the Company. At or following the consummation of the Offering, the Company and Richmond Honan Medical Properties LP (the “Operating Partnership”), together with the partners and members of the affiliated partnerships and limited liability companies of the Predecessor, will engage in certain formation transactions (the “Formation Transactions”). The Formation Transactions are designed to consolidate the ownership of the Predecessor and certain other medical office buildings owned by affiliates of the Predecessor and third parties into the Operating Partnership; facilitate the Offering; raise the necessary capital to pay the cash portion of the purchase price for the interests of certain former owners and repay certain existing indebtedness; provide a vehicle for future acquisitions and development projects; preserve tax advantages for certain participants and enable qualification as a REIT for U.S. federal income tax purposes.

Substantially all of the operations of the Company will be carried out through the Operating Partnership, which was formed on May 19, 2010 as a Delaware limited partnership. The Company will be acting as sole general partner of the Operating Partnership. The Operating Partnership will receive a contribution of interests in the Predecessor in exchange for units of limited partnership interest in the Operating Partnership, shares of the Company’s common stock and/or cash.

The Company, through its Operating Partnership, will be a self-advised, self-managed business engaged in the ownership, development, redevelopment, acquisition and management of medical office buildings in the United States. The Company and the Operating Partnership have had no prior operations.

The Founders have other ownership interests which will not be contributed to the Operating Partnership or the Company and, therefore, these financial statements are not intended to represent the financial position and results of operations of all of the Founders’ investments.

The accounting acquirer in the Formation Transactions was determined to be Scottish Rite Medical Arts Ltd. (“SRMA”) based on guidance contained in Accounting Standards Codification (“ASC”) 805, “Business Combinations”. In particular SRMA is the largest entity based on net asset value in the Formation Transactions and management of SRMA will continue as executive officers and Board Members of the Company after the Formation Transactions. The Predecessor in the Formation Transactions was determined to be the entities under common control of the accounting acquirer.

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

The entities listed below are under common control of Lea Richmond, III. Control was determined based on the guidance in ASC 810, “Consolidation”. The properties were developed by the Founders.

Entity	Location	Business or Property Type	Year Development Completed	Year Entity Formed
Scottish Rite Medical Arts, Ltd. (“SRMA”)	Atlanta, GA	Medical Office	1989	1988
Pediatric Center at Alpharetta, LLC (“PEDS”)	Alpharetta, GA	Medical Office	2007	2005
Richmond Honan Property Management, LLC	Atlanta, GA	Asset Management	N/A	2005
Richmond Property Management, Inc.	Atlanta, GA	Asset Management	N/A	2000

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and represent the assets and liabilities and operating results of the combined entities representing the Predecessor. The various legal entities of the Predecessor have been combined since they were under common control and management during all of the periods presented. All significant intercompany balances and transactions have been eliminated in combination.

Interim Financial Information

The financial information for the six months ended June 30, 2010 and 2009 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Predecessor’s financial position, results of operations, and cash flows for such periods. Operating results for the six months ended June 30, 2010 and 2009 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year of 2010 or 2009 or any other future period.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures in the accompanying notes in the combined financial statements. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Revenue Recognition

The Predecessor recognizes revenues related to leasing activities, management fees related to managing third party and affiliated properties, other consulting fees, and operating expense reimbursements.

Rental revenue:  Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. These leases generally contain provisions under which the tenants reimburse the Predecessor for a portion of property operating expenses and real estate taxes. Such expenses are included as “Expense reimbursements” in the period that the related expenses are incurred. The Predecessor monitors the creditworthiness of its tenants on a regular basis and maintains an allowance for doubtful accounts. There are no allowances for uncollectible accounts for each period presented.

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

Fee revenue:  The Predecessor receives fees for property management and consulting services provided to third parties and affiliated parties which are reflected as fee revenue. Management fees are generally based on a percentage (2% to 5%) of gross rentals and other monies collected as defined in the related property management agreements. Consulting fees related to construction management are recorded based on a percentage of completion method using management’s best estimate of time and costs to complete projects.

Expense reimbursements:  The Predecessor pays certain payroll and costs related to the operations of third party properties and certain other properties owned by related parties which are not under common control and therefore not included in the Predecessor financial statements. Under terms of the related management agreements, these costs are reimbursed by the property entities and recognized by the Predecessor as revenue in the period that the related expenses are incurred.

Other income:  Other income on the Predecessor’s statement of operations generally includes income incidental to the operations of the Predecessor and is recognized when earned.

Ground Leases

Rental expense related to non-cancelable operating ground leases is recognized as incurred over the life of the lease agreement on a straight-line basis. At June 30, 2010 (unaudited), December 31, 2009 and 2008 accrued straight-line ground lease included in “Accounts payable and accrued expenses” was $1,553, $1,380 and $1,035, respectively.

Income Taxes

No provision for income taxes is included in the accompanying combined financial statements, as each partner or member is individually responsible for reporting its respective share of the S-Corporation’s, partnership’s or limited liability company’s taxable income or loss in its income tax returns.

The Predecessor follows ASC 740-10, Income Taxes, formerly referred to as Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”)”. ASC 740-10 requires the Predecessor to determine whether a tax position of the Predecessor is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met the tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Predecessor does not have any liability for uncertain tax positions it believes should be recognized in the combined financial statements.

Cash and Cash Equivalents

The Predecessor considers all short-term investments with maturities of three months or less when purchased to be cash equivalents. The Predecessor maintains its cash in commercial banks. Balances on deposit are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to specific limits. Balances on deposit in excess of FDIC limits are uninsured.

Real Estate Properties

Real estate assets are recorded at cost. For developed properties, direct and indirect costs that relate to projects under development are capitalized in accordance with GAAP. Costs include construction costs, professional services such as architectural and legal costs, travel expenses, capitalized interest and direct payroll

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

and other acquisition costs. Capitalization of interest ceases when the property is ready for its intended use, which is generally near the date that a certificate of occupancy is obtained.

Depreciation and amortization are computed using the straight-line method for financial reporting purposes. Buildings and improvements are depreciated over the lesser of the ground lease term or 40 years. Tenant improvement costs, which are included in building and improvements in the combined balance sheets, are depreciated over the shorter of (i) the related remaining lease term or (ii) the life of the improvement. Furniture, fixtures and equipment are depreciated over three to seven years.

Acquisitions of Real Estate Properties

Acquisitions of properties are accounted for utilizing the acquisition method in accordance with GAAP. Accordingly, the acquisition cost is allocated to tangible and intangible assets and liabilities based on their fair values. The fair value of tangible assets acquired is determined by valuing the property as if it were vacant, and applying methods similar to those used by independent appraisers of income-producing property. The resulting value is then allocated to land, buildings, tenant improvements, and furniture, fixtures and equipment based on management’s determination of the relative fair value of these assets. The assumptions used in the allocation of fair values to assets acquired are based on management’s best estimates at the time of evaluation.

Fair value is assigned to above-market and below-market leases based on the difference between (a) the contractual amounts to be paid by the tenant based on the existing lease and (b) management’s estimate of current market lease rates for the corresponding in-place leases, over the remaining terms of the in-place leases. Deferred above-market lease amounts are amortized to rental revenue over the remaining terms of the respective leases. Deferred below-market lease amounts are accreted to rental revenue over the remaining terms plus renewal options of the respective leases. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balances of the related intangible assets are written off.

The aggregate value of other acquired intangible assets consists of in-place leases and tenant relationships. The fair value allocated to acquired in-place leases consists of a variety of components including, but not necessarily limited to: (a) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (b) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes, insurance and other operating expenses); (c) the value associated with lost rental revenue from existing leases during the assumed lease-up period; and (d) the value associated with any other inducements to secure a tenant lease.

The real estate properties included in the Predecessor were developed by the Predecessor. Accordingly no intangible assets or liabilities existed during the periods presented.

Impairment of Long-Lived Assets

In accordance with GAAP, the Predecessor assesses the potential for impairment of its long-lived assets, including real estate properties, whenever circumstances such as adverse market conditions or adverse events indicate an impairment may exist. For assets held for use, management determines whether impairment in value has occurred by estimating the fair value of rental properties utilizing a discounted cash flow analysis that includes projections of future revenues, expenses and capital improvement costs similar to the income approach commonly used by third-party appraisers. If the undiscounted cash flows do not exceed the carrying value, the real estate is

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

adjusted to fair value and an impairment loss is recognized in the combined statement of operations. If strategies or market conditions change so that certain criteria are met and the property is reclassified as held for sale and the fair value is less than the carrying value, an impairment is recorded to the extent that the carrying value exceeds the fair value of the property less cost to sell. No such impairment losses were recorded for the six months ended June 30, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008, or 2007.

Asset Retirement Obligations

In accordance with GAAP, the Predecessor recognizes a liability for the fair value of conditional asset retirement obligations if the fair value of the liability can be reasonably estimated. Management does not believe any such obligations existed at June 30, 2010 (unaudited), December 31, 2009 and 2008.

Repairs, Maintenance and Major Improvements

The costs of ordinary repairs and maintenance are charged to operations when incurred. Major improvements that extend the life of an asset are capitalized and depreciated over the remaining useful life of the asset. In some circumstances lenders require us to maintain a reserve account for future repairs and capital expenditures. These amounts are classified as restricted cash. No such amounts were required for the periods presented.

Capitalization of Interest

The Predecessor capitalizes interest costs on borrowings incurred during the new construction or redevelopment periods of qualifying assets. Capitalized interest is added to the cost of the underlying assets and is depreciated over the useful lives of the assets. For the six months ended June 30, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008, and 2007, the Predecessor capitalized interest of $0, $0, $0, $0 and $169, respectively, in connection with various development projects.

Tenant Receivables

Tenant and accounts receivable are recorded at the amount billable per the applicable lease or contract agreement. Straight-line rent adjustments are included in tenant and accounts receivable.

An allowance for uncollectible accounts is recorded based upon a review of outstanding receivables, historical collection information, existing economic conditions, and other factors that may indicate collection of the full amount is no longer considered probable. There are no allowances for uncollectible accounts for each period presented.

Deferred Lease Costs

Deferred lease costs are comprised of costs incurred to acquire operating leases and are deferred and amortized on a straight-line basis over the related lease term. As of June 30, 2010 (unaudited), December 31, 2009 and 2008 the total amount of deferred lease costs included in “Prepaid expenses, other assets, deferred financing and lease costs” is $222, $222 and $202, respectively. The total amount is reduced by $66, $54 and $33 of accumulated amortization at June 30, 2010 (unaudited) and December 31, 2009 and 2008, respectively. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related deferred cost is written off.

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

Deferred Financing Costs

Deferred financing costs include fees and costs incurred in conjunction with financings and are amortized over the terms of the related debt using the straight-line method, which approximates the effective interest method. As of June 30, 2010 (unaudited), December 31, 2009 and 2008 the total amount of deferred financing costs included in “Prepaid expenses, other assets, deferred financing and lease costs” is $366, $301 and $241, respectively. The total amount is reduced by $264, $237 and $197 of accumulated amortization at June 30, 2010 (unaudited), December 31, 2009 and 2008, respectively. Upon repayment of or in conjunction with a material change in the terms of the underlying debt agreement, any unamortized costs are charged to earnings.

Concentration Risk

As of December 31, 2009 two groups of affiliated entities and one tenant accounted for approximately 77% of tenant and accounts receivable. One group of affiliated entities accounted for approximately 70% of tenant and accounts receivable as of December 31, 2008. One group of affiliated entities accounted for approximately 33%, 34%, and 40%, of total revenue for the years ended December 31, 2009, 2008 and 2007, respectively. No other tenant or group of affiliated tenants accounted for more than 10% of tenant and accounts receivable or revenue as of and for the years ended December 31, 2009, 2008 and 2007.

Derivative Financial Instruments

The Predecessor is exposed to the effects of interest rate changes in the normal course of business. The Predecessor seeks to mitigate these risks by following risk management policies and procedures which include the occasional use of derivatives. The primary strategy in entering into derivative contracts is to add stability to interest expense and to manage the exposure to interest rate movements. Interest rate swaps are utilized to effectively convert a portion of the variable-rate debt to fixed-rate debt. The Predecessor does not enter into derivative instruments for speculative purposes.

Derivatives are recognized as either assets or liabilities in the combining balance sheets of the Predecessor and are measured at fair value in accordance with GAAP. Since the Predecessor’s derivative instruments are not designated as hedge instruments, they do not qualify for hedge accounting under GAAP. Accordingly, changes in fair value are included as a component of interest expense in the combined statements of operations.

Fair Value of Financial Instruments

The Predecessor defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Predecessor adopted this definition for its financial assets and liabilities on January 1, 2008, and for all non-financial assets and non-financial liabilities on January 1, 2009. The adoption did not have a material impact on the Predecessor’s combined financial position or results of operations.

The Predecessor utilizes the GAAP fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Fair values determined for Level 1 utilize observable inputs such as quoted prices in active markets for identical assets or liabilities the Predecessor has the ability to access. Fair values determined for Level 2 utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices observable for the asset or liability. Level 3 inputs

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement has been determined is based on the lowest level input significant to the fair value measurement in its entirety. The Predecessor’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available for certain financial instruments and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve some degree of judgment and as a result are not necessarily indicative of the amounts the Predecessor would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

The Predecessor does not hold or issue financial instruments for trading purposes. The Predecessor considers the carrying amounts of cash and cash equivalents, tenant and accounts receivable, accounts payable, and other liabilities to approximate fair value due to the short maturity of these instruments. The Predecessor has estimated the fair value of debt utilizing present value techniques taking into consideration current market conditions. Based on the inputs, the Predecessor has determined that its mortgage and notes payable valuation are classified within level 3 of the fair value hierarchy. At December 31, 2009 the carrying amount and estimated fair value of mortgage debt was approximately $17,947 and $19,072, respectively. At December 31, 2008 the carrying amount and estimated fair value of mortgage debt was approximately $18,395 and $19,062, respectively. At June 30, 2010 (unaudited) the carrying amount and estimated fair value of mortgage debt was approximately $17,664 and $18,790, respectively. The Predecessor currently does not have any non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

Offering Costs

Underwriting commissions and other offering costs of raising equity are deferred and reflected as a reduction in additional paid-in capital upon completion of the offering. Offering costs of $523, $0, $0, $0, $72 were incurred during the six months ended June 30, 2010 and 2009 (unaudited), and the years ended December 31, 2009, 2008, and 2007, respectively.

Recently Issued and Adopted ASC Guidance

Effective July 1, 2009, the FASB established the Accounting Standards Codification (“ASC”) as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification does not change current GAAP, but is intended to simplify user access to GAAP by providing all the authoritative literature related to a particular topic in one place. As of the effective date all existing accounting standards were superseded. Accordingly, this report references the Codification as the sole source of authoritative GAAP.

The Predecessor adopted new guidance codified in ASC 805, “Business Combinations”, relating to the accounting for and reporting of business combinations using the acquisition method of accounting, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree. Among these changes, this standard redefines the measurement date of a business

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

combination and requires most transaction costs to be expensed as incurred, and requires expanded disclosure requirements such as reasons for the business combination, amount of third-party related expenses incurred, and a description of the prior relationship between or among the parties. The standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and requires additional disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. The adoption of this standard had no impact on the Predecessor’s combined balance sheet, combined statements of operations, or combined statements of changes in deficit as of and for the year ended December 31, 2009.

The Predecessor adopted new guidance codified in ASC Topic 810, “Consolidation” (previously SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) issued in June 2009. This guidance addresses the impact that the elimination of the qualifying special purpose entity (“QSPE”) concept has on previous consolidation guidance and will require companies to evaluate all entities, even those previously considered to be QSPEs, as a potential variable interest entity (VIE). The guidance also addresses the timely accounting and disclosure requirements of variable interests by (1) requiring ongoing reassessments of whether or not the company is the primary beneficiary, (2) adding an additional reconsideration requirement, (3) eliminating the quantitative approach previously used to determine the primary beneficiary of a VIE and (4) amending certain guidance for determining which entities are VIEs. The guidance also requires enhanced disclosures surrounding VIEs, whether or not they are consolidated by the reporting company, including additional line item captions directly on the statement of financial position. This standard was adopted retrospectively for all periods presented.

The Predecessor adopted new guidance codified in Topic ASC 815, “Derivatives and Hedging”, relating to disclosures about derivative instruments and hedging activities. The standard is intended to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities by having the Predecessor disclose: (1) how and why the Predecessor uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under GAAP and its related interpretations; and (3) how derivative instruments and related hedged items affect the Predecessor’s financial position, financial performance and cash flows. The standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. It also encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Predecessor has applied this treatment for all periods presented. See Note 5 for related disclosures.

The Predecessor adopted new guidance codified in ASC Topic 825, “Financial Instruments” (previously FSP FASB 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). The new guidance requires that companies disclose information about the fair value of their financial instruments in both interim and annual periods. The Predecessor has included the required fair value disclosures in Note 5.

The Predecessor adopted new guidance in ASC Topic 855, “Subsequent Events” (previously SFAS No. 165, “Subsequent Events”). The new guidance further clarifies the period subsequent to the balance sheet date in which companies should disclose certain financial statement events or transactions. It also further clarifies the circumstances under which a company should consider recognition of those events or transactions occurring after the balance sheet date as well as provides guidance regarding the required disclosures. The new guidance did not have a material impact on the Predecessor’s combined financial statements or results of operations.

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

3. Minimum Future Rental Revenues

The Predecessor properties are generally leased to tenants under non-cancelable, fixed-term operating leases with expirations through 2019. Some leases provide for fixed rent renewal terms or market rent renewal terms. The Predecessor’s leases generally require the lessee to pay minimum rent and additional rent including property taxes, insurance, maintenance and other operating costs associated with the leased property.

The following table summarizes future minimum lease payments by tenants under non-cancelable operating leases as of December 31, 2009:

For the year ending December 31:
2010	$4,304
2011	4,404
2012	4,508
2013	3,661
2014	2,659
Thereafter	7,816

Total	$27,352

4. Mortgages and Notes Payable and Guarantees

The following table summarizes the terms of mortgages and notes payable at June 30, 2010 (unaudited), December 31, 2009 and 2008:

Entity	Outstanding 6/30/2010	Outstanding 12/31/2009	Outstanding 12/31/2008	Stated Rate	Interest Rate 6/30/2010	Maturity	Amortization
Scottish Rite Medical Arts, Ltd.	$7,422	$7,606	$7,946	10.375%	10.375%	4/1/2013	30 years

Pediatric Center at Alpharetta, LLC	10,242	10,341	10,449	LIBOR+2.80%	4.330%	1/15/2011	Principal and interest

Richmond Honan Property Management, LLC	13	16	21	8.480%	8.480%	4/25/2013	5 years

Richmond Honan Property Management, LLC	17	19	24	7.070%	7.070%	3/3/2013	5 years

Richmond Property Management, Inc.	—	3	7	8.340%	0.0%	7/28/2010	5 years

	$17,694	$17,985	$18,447

The LIBOR rate was 0.35% at June 30, 2010 (unaudited). At December 31, 2009 and 2008 the LIBOR rate was 0.23% and 0.45%, respectively.

The first mortgage secured by the Pediatric Center at Alpharetta, LLC matures on January 15, 2011. The Predecessor intends to repay the outstanding principal balance with proceeds from the Offering. In the event the Offering is delayed or suspended, the Predecessor would attempt to extend the loan maturity date or refinance the

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

loan. However, there is no assurance that the Predecessor will be able to obtain financing, or obtain financing on terms and conditions acceptable to the Predecessor. If the Predecessor is unable to refinance the loan, then it may be required to sell the property at terms that are less than market.

The Predecessor entered into an interest rate swap agreement on the Pediatric Center at Alpharetta, LLC mortgage which provides for a fixed interest rate of 4.33%, Note 5.

The mortgages and notes payable are collateralized by property, except for notes issued by Richmond Honan Property Management, LLC and Richmond Property Management, Inc., which are collateralized by vehicles. Payments are made monthly on the mortgages and notes payable. The Founders and certain entities affiliated with the Founders have provided full or partial guarantees for certain of the mortgage notes payable.

Scheduled maturities of mortgages and notes payable as of December 31, 2009 are as follows:

For the year ending December 31:
2010	$588
2011	10,572
2012	476
2013	6,349
2014	—
Thereafter	—

Total	$17,985

Certain of the Predecessor’s notes and mortgage notes payable require compliance with certain affirmative and negative covenants, including minimal debt service ratios. The Predecessor was in compliance with the covenants as of June 30, 2010 (unaudited) and December 31, 2009 and 2008.

5. Derivative Financial Instruments—Interest Rate Swap Agreements

The Predecessor utilizes interest rate swap agreements to reduce its exposure to variable interest rates associated with certain of its mortgage notes payable. These agreements involve an exchange of fixed and floating interest payments without the exchange of the underlying principal amount (the “notional amount”). The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The interest rate swap agreement has been recorded on the balance sheet at the estimated fair value and included in “Interest rate swap agreements” liability. The agreement was not designated as a hedge for accounting purposes and, accordingly, any changes in fair value are recorded in interest expense. For the six months ended June 30, 2010 and 2009 (unaudited) and the years ended December 31, 2009, 2008 and 2007, $(38), $86, $107, $0 and $0, respectively, was recorded as an increase (decrease) in interest expense as a result of the change in the interest rate swap agreement’s fair value. The following tables summarize the terms of the agreement and its fair value at June 30, 2010 (unaudited), December 31, 2009 and 2008:

	As of June 30, 2010
Entity	Notional Amount	Receive Rate	Pay Rate	Effective Date	Expiration Date
Peds	$10,242	LIBOR+2.80%	4.33%	2/15/09	1/15/11

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

	June 30, 2010		December 31, 2009		December 31, 2008
	(unaudited)
Entity	Asset	Liability	Asset	Liability	Asset	Liability
Peds	$—	$69	$—	$107	$—	$—

The following table presents information about the Predecessor’s assets and liabilities, measured at fair value on a recurring basis, as of June 30, 2010 (unaudited) and December 31, 2009, and indicates the fair value hierarchy referenced in Note 2 of the valuation techniques utilized by the Company to determine such fair value:

	Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Liabilities:
Derivative financial instruments as of June 30, 2010 (unaudited)	$69	$—	$69	$—
Derivative financial instruments as of December 31, 2009	$107	$—	$107	$—

The valuation of derivative financial instruments is determined using widely acceptable valuation techniques including discounted cash flow analysis on the expected cash flow of the derivative. The fair values of variable to fixed interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates forward curves derived from observable market interest rate curves. To comply with GAAP, the Predecessor incorporates credit valuation adjustments to appropriately reflect both the Predecessor’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of the derivative contracts for the effect of nonperformance risk, the Predecessor has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

6. Commitments and Contingencies

Operating Leases

The Predecessor makes payments under operating lease agreements relating to both of the Predecessor’s properties. The two ground leases have terms of 40 and 60 years. Future minimum lease commitments under these leases are as follows:

For the year ending December 31:
2010	$1
2011	92
2012	95
2013	97
2014	100
Thereafter	20,332

Total lease payments	$20,717

Both of the ground leases provide the lessor with certain approval rights over various aspects of the operation of the applicable building, restrict the Predecessor’s ability to transfer the building and allow the lessor the right of first refusal to purchase the building and improvements. Additionally, the ground leases permit the lessors to purchase the properties for fair value at certain specified times. Both of the ground leases provide for

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

the property to revert to the lessor for no consideration upon the expiration of the ground lease. At December 31, 2009 each of the Predecessor properties are subject to ground leases. One of the leases expires in 2028, however, the lease may be extended for two ten-year terms, at a rate based on the fair market value of the property at a specified period or an annual amount not to exceed $1,000. The remaining lease expires in 2065 with no renewal options. The terms of the leases equal or exceed the useful life of the depreciable assets.

Litigation

In the normal course of business, the entities comprising the Predecessor are subject to claims, lawsuits and legal proceedings. While it is not possible to ascertain the ultimate outcome of such matters, in management’s opinion, the liabilities, if any, in excess of amounts provided or covered by insurance, are not expected to have a material adverse effect on the combined financial position, results of operations or liquidity of the Predecessor.

Indemnities

At times the Predecessor may be obligated per agreement to indemnify another party with respect to certain matters. Typically, these obligations arise in contracts into which the Predecessor enters, under which it customarily agrees to hold the other party harmless against certain losses arising from breaches of representations, warranties and/or covenants related to such matters as, among others, title to assets, specified environmental matters, qualification to do business, due organization, non-compliance with restrictive covenants, laws, rules and regulations, maintenance of insurance and payment of tax bills due and owing. Additionally, with respect to office lease agreements that are entered into as landlord, the Predecessor may also indemnify the other party against damages caused by its willful misconduct or negligence associated with the operation and management of the building. Although no assurances can be made, it is believed that if the Predecessor were to incur a loss in any of these matters, such loss should not have a material effect on the Predecessor’s financial condition or results of operations. Historically, payments made with regard to these agreements have not had a material effect on the Predecessor’s financial condition or results of operations.

7. Risks and Uncertainties

Financing Risk

There is no assurance that the Predecessor’s borrowing arrangements or other arrangements for obtaining leverage will continue to be available, or if available, will be available on terms and conditions acceptable to the Predecessor. Unfavorable economic conditions also could increase funding costs, limit access to the capital markets or result in a decision by lenders not to extend credit to the Predecessor. In the event the Predecessor is required to liquidate all or a portion of its portfolio quickly, the Predecessor may realize significantly less than the value at which it previously recorded those investments.

Diversification Risk

The assets of the Predecessor are concentrated in the medical office building real estate sector. Accordingly, the investment portfolio of the Predecessor may be subject to more rapid change in value than would be the case if the Predecessor were to maintain a wide diversification among investments or industry sectors. Furthermore, even within the medical office real estate sector, the investment portfolio may be relatively concentrated in terms of geography and type of real estate investment. This lack of diversification may subject the investments of the Predecessor to more rapid change in value than would be the case if the assets of the Predecessor were more widely diversified.

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

Concentrations of Market, Interest Rate and Credit Risk

Concentration of market, interest rate and credit risk may exist with respect to the Predecessor’s investments and its other assets and liabilities. Market risk is a potential loss the Predecessor may incur as a result of changes in the fair value of its investments. Interest rate risk includes the risk associated with changes in prevailing interest rates. In the normal course of its activities, the Predecessor may employ derivative financial instruments, including interest rate swap contracts. Credit risk includes the possibility that a loss may occur from the failure of counter parties or issuers to make payments according to the terms of a contract. The Predecessor’s exposure to credit risk at any point in time is generally limited to amounts recorded as assets or liabilities in the accompanying financial statements.

8. Related Party Transactions

Certain partners, including hospitals which may be lessors under air rights or ground leases, and members of the affiliated partnerships and limited liability companies of the Predecessor are also tenants in the properties in which they have an ownership. Total rental revenues related to these related parties is reflected as “Rental revenues—related party” in the accompanying combined statements of operations. Tenant receivables from these related parties are reflected in “Tenant receivables—related party” in the accompanying combined balance sheets.

The Predecessor is party to operating agreements (the “Operating Agreements”) under which it receives monthly fees ranging from 4% - 5% of gross receipts for property management services provided to certain affiliated parties having common ownership with that of the Predecessor. Such amounts, included in “Fee revenues”, totaled $471, $472, $934, $845 and $769 for the six months ended June 30, 2010 and 2009 (unaudited) and years ended December 31, 2009, 2008 and 2007, respectively.

Under the Operating Agreements, the Predecessor receives reimbursement for costs and expenses the Predecessor incurs in fulfilling its duties as a property manager, including wages and salaries and other employee-related expenses of Predecessor employees, who perform a full range of real estate services for the affiliated parties, including management, administration, operations, and marketing. Such amounts, included in “Expense reimbursements”, totaled $759, $730, $1,452, $1,168 and $804 for the six months ended June 30, 2010 and 2009 (unaudited) and years ended December 31, 2009, 2008 and 2007, respectively.

The Predecessor entered into a development agreement with affiliated entities to manage the construction of Alpharetta Pediatric Center, which was completed during 2007. Fees totaling $0, $0, $0, $600 and $180 were recorded for the six months ended June 30, 2010 and 2009 (unaudited) and years ended December 31, 2009, 2008 and 2007, respectively.

As of June 30, 2010 (unaudited), December 31, 2009 and 2008 the Predecessor has recorded advances to non-combined affiliated entities as a component of combined deficit in the accompanying combined balance sheets and statements of changes in combined deficit. These amounts arise primarily from the allocation of the pro rata portion of certain operating expenses to the non-combined affiliates.

As of June 30, 2010 (unaudited), December 31, 2009 and 2008 the Predecessor has reflected advances from non-combined affiliates in “Accounts payable—affiliated parties” in the accompanying combined balance sheets. These amounts arise from advances and other transactions with the non-combined affiliates.

Certain payroll and overhead expenses incurred by the Predecessor related to development services performed by Richmond Partners, LLC, an affiliate of the Predecessor owned by the Founders, were transferred

Richmond Honan Group (Predecessor)

Notes To Combined Financial Statements—(Continued)

(dollars in thousands)

to Richmond Partners, LLC in the period the expenses were incurred. Such expenses in the amount of $158, $212, $415, $633 and $727 for the six months ended June 30, 2010 and 2009 (unaudited) and years ended December 31, 2009, 2008 and 2007 are not reflected in these combined financial statements.

9. Predecessor 401(k) Savings Plan

The Predecessor sponsors a 401(k) plan (the “Plan”) covering substantially all of its employees. The Plan does not require matching contributions from the Predecessor, however the Predecessor is permitted to make discretionary contributions. The 401(k) discretionary contribution for the years ended December 31, 2009, 2008 and 2007 was $10, $10 and $12, respectively.

10. Subsequent Events

The Predecessor has evaluated subsequent events through June 30, 2010, which is the date the financial statements were available to be issued.

Report of Independent Registered Public Accounting Firm

On

Financial Statement Schedules

To Owners of Richmond Honan Group (the “Predecessor”):

Our audits of the combined financial statements of Richmond Honan Group (the “Predecessor”) referred to in our report dated June 30, 2010 appearing in the Form S-11 of Richmond Honan Medical Properties Inc. (which report and combined financial statements are included in the registration statement on Form S-11) also included an audit of the financial statement schedule. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 30, 2010

Richmond Honan Group (Predecessor)

Schedule III

Real Estate and Accumulated Depreciation

December 31, 2009

(dollars in thousands)

Property Name	Location	Encumbrances	Initial Costs		Cost Capitalized Subsequent to Acquisition or Development	Gross Amount at Which Carried at December 31, 2009			Accumulated Depreciation	Year Constructed (B)	Year Acquired
			Land	Building and Improvements (A)		Land	Building and Improvements (A)	Total
Scottish Rite Medical Arts, Ltd.	Atlanta, Georgia	$7,606	$—	$9,403	$900	$—	$10,303	$10,303	$5,511	1989	N/A
Pediatric Center at Alpharetta, LLC	Alpharetta, Georgia	10,341	—	10,628	815	—	11,443	11,443	1,164	2007	N/A
Other	Atlanta, Georgia	38	—	307	384	—	691	691	616	N/A	N/A

		$17,985	$—	$20,338	$2,099	$—	$22,437	$22,437	$7,291

(A)	Includes building and improvements and furniture, fixtures and equipment.

(B)	Represents the year in which the property was first placed in service as a medical office building.

Richmond Honan Group (Predecessor)

Notes to Schedule III

Real Estate and Accumulated Depreciation

December 31, 2009

(dollars in thousands)

1.	Reconciliation of Investment Properties

The changes in investment properties of the Predecessor for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
Balance, beginning of year	$22,336	$21,547	$17,067
Development	—	600	4,431
Transfers due to change in ownership	—	—	—
Improvements	101	235	64
Disposals	—	(46)	(15)
Impairment	—	—	—

Balance, end of year	$22,437	$22,336	$21,547

The unaudited aggregate cost of investment properties for federal tax purposes as of December 31, 2009 was $21,946.

2.	Reconciliation of Accumulated Depreciation

The changes in accumulated depreciation of the Predecessor for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007
Balance, beginning of year	$6,498	$5,726	$5,124
Transfers due to change in ownership	—	—	—
Depreciation and amortization expense	793	804	617
Disposals	—	(32)	(15)

Balance, end of year	$7,291	$6,498	$5,726

Depreciation of investment properties reflected in the statements of operations is calculated over the estimated original lives of the assets as follows:

Buildings and improvements	40 years
Furniture, fixtures and equipment	3 - 7 years
Tenant improvements	Shorter of the related remaining lease term or the life of the improvement

Report of Independent Registered Public Accounting Firm

The Owner of Richmond Honan Medical Properties LP.:

We have audited the accompanying Combined Statements of Revenues in Excess of Certain Expenses (“Combined Statements”) of the entities that own six medical office properties known as 975 Johnson Ferry, Northside Tower, Cypress MOB I, LifeHope Medical Offices, Northside Alpharetta I and Northside Alpharetta II (the “Properties”), for each of the three years in the period ended December 31, 2009. These Combined Statements are the responsibility of the Properties’ management. Our responsibility is to express an opinion on these Combined Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Combined Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Combined Statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying Combined Statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of the Company) as described in Note 1 and are not intended to be a complete presentation of the Properties’ revenues and expenses.

In our opinion, the Combined Statements referred to above present fairly, in all material respects, the gross income and direct operating expenses described in Note 1 of the Properties for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 30, 2010

Initial Affiliated Acquisitions

Combined Statements of Revenues In Excess of Certain Expenses

For the six months ended June 30, 2010 (unaudited) and

For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

	June 30, 2010	December 31,
		2009	2008	2007
	(unaudited)
Revenues:
Rental	$3,457	$7,416	$6,902	$6,594
Rental—related party	4,110	7,615	7,611	6,697
Expense reimbursements	1,596	2,954	2,619	2,110
Expense reimbursements—related party	861	1,505	1,322	1,178
Parking and other income	210	500	511	600

Total revenues	10,234	19,990	18,965	17,179

Certain expenses:
Property operating	2,834	5,737	5,288	4,367
Real estate taxes and insurance	1,246	2,164	2,162	1,727
Management fees	471	934	845	769
Operating ground lease	283	566	566	566
General and administrative	33	65	45	38

Total certain expenses	4,867	9,466	8,906	7,467

Revenue in excess of certain operating expenses	$5,367	$10,524	$10,059	$9,712

See accompanying notes to combined statements of revenues in excess of certain expenses.

Initial Affiliated Acquisitions

Notes To Combined Statements of Revenues In Excess of Certain Expenses

For the six months ended June 30, 2010 (unaudited) and

For the years ended December 31, 2009, 2008 and 2007

(dollars in thousands)

1. Background and Basis of Presentation

The combined statements of revenues in excess of certain expenses (“Combined Statements”) include the revenues and certain expenses of entities that own six medical office properties (the “Properties”) known as: 975 Johnson Ferry, Northside Tower, Cypress MOB I, LifeHope Medical Offices, Northside Alpharetta I and Northside Alpharetta II.

Richmond Honan Medical Properties LP (the “OP”) intends to enter into a contract to acquire a majority ownership interest in the entities that own the properties. The OP was formed on May 19, 2010 to acquire the Properties and other operating and property interests. The OP is owned by Richmond Honan Medical Properties Inc. (the “Company”) which was formed on May 19, 2010 to affect an initial public offering of the Company’s common stock at or prior to the acquisition of the Properties.

The combined statements present the results of operations for the properties for the six months ended June 30, 2010 (unaudited) and the years ended December 31, 2009, 2008 and 2007, as all entities are related to the predecessor of the Company. The combined statements have been prepared on the accrual basis of accounting and are presented on a combined basis due to all of the entities being under common management by the predecessor of the Company. The Combined Statements have been prepared for the purpose of complying with the rules and regulations of the United States Securities and Exchange Commission, Regulation S-X, Rule 3-14. The Combined Statements are not intended to be a complete presentation of historical revenues and expenses of the properties as certain expenses, primarily depreciation and amortization, interest and other costs not directly related to the future operations of the Properties, have been excluded.

2. Summary of Significant Accounting Policies

Revenue Recognition

Rental income related to non-cancelable operating leases is recognized as earned over the life of the lease agreements on a straight-line basis. The recorded revenue on a straight line basis exceeded amounts contractually due under the leases by $271, $578, $808, and $818 for the six months ended June 30, 2010 (unaudited) and the years ended December 31, 2009, 2008 and 2007, respectively. These leases generally contain provisions under which the tenants reimburse the owner for a portion of property operating expenses and real estate taxes. Such expenses are included as “Expense reimbursements” in the period that the related expenses are incurred. The Company monitors the creditworthiness of its tenants on a regular basis and adjusts income for doubtful accounts.

Interim Financial Information

The financial information for the six months ended June 30, 2010 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Properties combined statements of revenues in excess of certain expenses for such period. Operating results for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year of 2010 or any other future period.

Property Operating Expenses

Property operating expenses represent the direct expenses of operating the properties and include maintenance, utilities, repair costs, and property management fees that are expected to continue in the ongoing operations of the properties. Expenditures for property operating expenses are charged to operations as incurred.

Initial Affiliated Acquisitions

Notes To Combined Statements of Revenues In Excess of Certain Expenses—(Continued)

(dollars in thousands)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ materially from those estimates.

3. Commitments

The Properties are generally leased to tenants under non-cancelable, fixed-term operating leases with expirations through 2024. Some leases provide for fixed rent renewal terms or market rent renewal terms. The leases generally require the lessee to pay minimum rent, additional rent including property tax, insurance, maintenance and other operating costs associated with the leased property.

Future minimum lease payments due from tenants under the non-cancelable operating leases as of December 31, 2009 were as follows:

For the year ending December 31:
2010	$14,166
2011	13,720
2012	13,374
2013	12,854
2014	12,367
Thereafter	45,330

Total	$111,811

Certain properties require payments under operating lease agreements. These ground leases have terms of 57 and 61 years, and begin to expire December 18, 2066 with no renewal option. The ground leases provide the lessor with certain approval rights over various aspects of the operation of the applicable building, restrict the ability to transfer the building and allow the lessor the right of first refusal to purchase the building and improvements. Additionally, the ground leases permit the lessors to purchase the properties for fair value at certain specified times. The ground leases provide for the property to revert to the lessor for no consideration upon the expiration of the ground lease. The terms of the leases equal or exceed useful life of the depreciable assets.

Future minimum lease commitments under these leases are as follows:

For the year ending December 31:
2010	$122
2011	124
2012	132
2013	257
2014	263
Thereafter	34,442

Total lease payments	$35,340

Initial Affiliated Acquisitions

Notes To Combined Statements of Revenues In Excess of Certain Expenses—(Continued)

(dollars in thousands)

4. Management Fees and Expense Reimbursements

Property management services are provided to the Properties by the predecessor of the Company, under the related operating agreements. Management fees are based on a percentage (4% to 5%) of gross rentals and other monies collected plus the reimbursement of certain expenses incurred by the predecessor of the Company. Management fees incurred by the Properties amounted to $471, $934, $845 and $769 for the six months ended June 30, 2010 (unaudited) and years ended December 31, 2009, 2008, and 2007, respectively. The reimbursement of expenses recorded in “Property operating” and “General and administrative” aggregated $759, $1,452, $1,168, and $804 for the six months ended June 30, 2010 (unaudited) and years ended December 31, 2009, 2008, and 2007, respectively.

5. Concentration Risk

For the six months ended June 30, 2010 (unaudited) and the years ended December 31, 2009, 2008, and 2007, one group of affiliated entities and one tenant accounted for approximately 47%, 47%, 48% and 45% of total revenues, respectively.

6. Subsequent Events

Management has evaluated subsequent events through June 30, 2010, which is the date the Combined Statements were available to be issued.

Independent Auditor’s Report

Members and Partners

Ziegler Healthcare Real Estate Properties

Milwaukee, Wisconsin

We have audited the accompanying combined statement of revenues and certain operating expenses of certain properties of Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC and Ziegler Healthcare Real Estate Fund IV, LP (the Properties) for the year ended December 31, 2009. The combined statement of revenues and certain operating expenses is the responsibility of the Properties’ management. Our responsibility is to express an opinion on this combined statement of revenues and certain operating expenses based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Properties’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying combined statement of revenues and certain operating expenses were prepared in accordance with Regulation S-X and Rule 3-14 of Regulation S-X of the United States Securities and Exchange Commission for the inclusion in the registration statement on Form S-11 of Richmond Honan Medical Properties, Inc. as described in Note 1 and is not intended to be a complete presentation of the Properties combined revenues and expenses.

In our opinion, the combined statement of revenues and certain operating expenses referred to above present fairly, in all material respects, the combined statement of revenues and certain operating expenses, as described in Note 1, of certain properties of Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC and Ziegler Healthcare Real Estate Fund IV, LP for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick, LLP

   September 15, 2010

Ziegler Healthcare Real Estate Properties

Combined Statements of Revenues and Certain Operating Expenses

Six Months Ended June 30, 2010 and Year Ended December 31, 2009

	Six Months Ended June 30, 2010 (Unaudited)	Year to Date December 31, 2009 (Audited)
Revenues
Rental income	$5,808,764	$12,056,633
Expense reimbursements	1,776,549	3,352,397
Other income	45,527	155,067

Total Revenues	7,630,840	15,564,097

Expenses
Operating and maintenance	1,426,177	2,833,961
Real estate taxes and insurance	734,998	1,598,895
General and administrative	199,868	483,223

Total Expenses	2,361,043	4,916,079

Revenues in Excess of Certain Operating Expenses	$5,269,797	$10,648,018

The accompanying notes are an integral part of the combined

statements of revenues and certain operating expenses.

Ziegler Healthcare Real Estate Properties

Combined Statements of Revenues and Certain Operating Expenses

Six Months Ended June 30, 2010 and Year Ended December 31, 2009

Note 1—Background and Basis for Presentation

On April 5, 2010, the affiliates of Richmond Honan Medical Properties, Inc. (Richmond) entered into negotiations with the management of the Ziegler Healthcare Real Estate Funds (Ziegler) to acquire the following medical properties: Ziegler Michigan 5, LLC; Ziegler Michigan 6, LLC; Ziegler Michigan 12, LLC; Ziegler Georgia 6, LLC; Ziegler Georgia 7, LLC; Ziegler Texas 8, LLC; Ziegler Arizona 23, LLC; Ziegler Georgia 21, LLC; Ziegler Ohio 9, LLC; Ziegler Illinois 12, LLC; Ziegler Georgia 13, LLC; Ziegler Tennessee 14, LLC; Ziegler Maine 15, LLC; Ziegler Wisconsin 16, LLC; Ziegler Georgia 17, LLC; Ziegler Wisconsin 24, LLC; Ziegler Illinois 18, LLC; Ziegler Ohio 19, LLC; Ziegler Georgia 22, LLC; and Ziegler Georgia 20, LLC.

The underlying property detail, for the above name legal entities, is as follows:

Legal Entity	Property Name	City	State
Ziegler Georgia 13, LLC	220 Jasper	Jasper	GA
Ziegler Georgia 13, LLC	620 Jasper	Jasper	GA
Ziegler Arizona 23, LLC	Arrowhead Commons	Glendale	AZ
Ziegler Wisconsin 24, LLC	Aurora MOB—Shawano	Shawano	WI
Ziegler Georgia 20, LLC	Austell MOB	Austell	GA
Ziegler Georgia 7, LLC	Canton MOB	Canton	GA
Ziegler Georgia 17, LLC	Decatur MOB	Decatur	GA
Ziegler Texas 8, LLC	El Paso MOB	El Paso	TX
Ziegler Michigan 5, LLC	Farmington Professional	Farmington	MI
Ziegler Wisconsin 16, LLC	Firehouse Square	West Allis	WI
Ziegler Michigan 12, LLC	Hackley Medical Center	Norton Shores	MI
Ziegler Michigan 6, LLC	Ingham Regional Medical	Okemos	MI
Ziegler Tennessee 14, LLC	MeadowView Professional	Kingsport	TN
Ziegler Maine 15, LLC	Mid Coast Hospital MOB	Brunswick	ME
Ziegler Ohio 19, LLC	New Albany Professional	New Albany	OH
Ziegler Georgia 6, LLC	Northpark Trail	Stockbridge	GA
Ziegler Georgia 22, LLC	Papp Clinic	Newnan	GA
Ziegler Illinois 18, LLC	Remington Medical	Bolingbrook	IL
Ziegler Ohio 9, LLC	Stonecreek Family Health	Pickerington	OH
Ziegler Georgia 21, LLC	Summit Healthplex	Newnan	GA
Ziegler Illinois 12, LLC	Valley West Hospital MOB	Sandwich	IL

The accompanying combined statements of revenues and certain operating expenses (the combined statement) presents the results of operations of certain properties of Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC and Ziegler Healthcare Real Estate Fund IV, LP (the Properties) for the six months ended June 30, 2010 and the year end December 31, 2009 for those properties owned by the Funds as of June 30, 2010 and December 31, 2009, respectively. The combined statements have been prepared on the accrual basis of accounting and are presented on a combined basis due to all of the entities being under common management. The combined statements have been prepared in accordance with Regulation S-X and Rule 3-14 of the United States Securities and Exchange Commission, for the inclusion in the registration statement on Form S-11 of Richmond Honan Medical Properties, Inc. The combined statements are not intended to be a complete presentation of the revenues and expenses of the Properties as certain expenses, primarily depreciation and amortization, interest, Ziegler management and acquisition fees and other costs not directly related to the future operations of the properties have been excluded.

Ziegler Healthcare Real Estate Properties

Combined Statements of Revenues and Certain Operating Expenses

Six Months Ended June 30, 2010 and Year Ended December 31, 2009

Note 2—Summary of Significant Accounting Policies

Principles of Combination

The combined statements of the Properties include the accounts of the Properties, their wholly owned subsidiaries and partially owned subsidiaries. Each wholly and partially owned subsidiary is an entity that owns one or more properties. All significant intercompany accounts and transactions have been eliminated in combination.

The combined financial statements include 100% of Ziegler’s revenues and certain operating expenses of the following less than 100% owned subsidiaries:

Ziegler Illinois 12, LLC (Illinois 12) and another investor (Investing Member) have entered into an agreement with IDP Sandwich Development Partners (IDP) to form Sandwich Development Partners LLC (Sandwich). The ownership percentages for Sandwich are 59.6% for Illinois 12, 5.4% for the Investing Member and 35% for IDP.

On June 29, 2007, Ziegler Healthcare Real Estate Fund II, LLC and Ziegler Healthcare Real Estate Fund III, LLC formed Ziegler Maine 15, LLC (Maine 15). Maine 15 and other investors entered into an agreement with Bath Road Management, LLC (BRM) to form Bath Road. The ownership percentages for Bath Road are 65% for Maine 15, 25% for BRM, and 10% for other investors.

In 2007, Ziegler Illinois 18, LLC (Illinois 18) and other investors (Investing Members) have entered into an agreement with IDP Remington Holdings (IDP) to form Remington Development Partners, LLC (Remington). The ownership percentages for Remington are 65% for Illinois 18 and 35% for IDP.

Revenue Recognition

For leases with scheduled minimum rent increases, rental income is recognized on a straight-line basis over the terms of the related leases when collectability is reasonably assured. The recorded revenue on a straight line basis exceeded amounts contractually due under the leases by $192,823, and $345,320 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. If the Properties determine that collectability of straight-line rents is not reasonably assured, the Properties limit future recognition to amounts contractually owed and, where appropriate, establishes an allowance for estimated losses.

Tenant recoveries related to reimbursement of real estate taxes, insurance and other operating expenses are recognized as rental income in the period the applicable expenses are incurred. The reimbursements are recorded at gross, as the Properties are generally the primary obligor with respect to real estate taxes and purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk. Property taxes paid by tenants in accordance with the terms of triple net leases and the corresponding expense, have been included in rental income and operating expenses, respectively, in the combined statements of revenues and certain operating expenses of the Funds.

Interim Financial Information

The financial information for the six months ended June 30, 2010 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that in the opinion of management are necessary for a fair presentation of the Properties’ combined statements of revenues and certain expenses for such period. Operating results for the six months ended June 30, 2010 are not necessarily indicative of results that may be expected for any other interim period or for the full fiscal year of 2010 or any other future period.

Ziegler Healthcare Real Estate Properties

Combined Statements of Revenues and Certain Operating Expenses

Six Months Ended June 30, 2010 and Year Ended December 31, 2009

Note 2—Summary of Significant Accounting Policies (Continued)

Operating and Maintenance Expenses

Operating expenses represent the direct expenses of operating the properties and include utilities costs that are expected to continue in the ongoing operations of the properties. Maintenance expenditures relate to the properties’ maintenance and repairs and are charged to operations as incurred.

General and Administrative Expenses

General and administrative expenses represent the indirect expenses of operating the properties and include professional fees, bad debt expense and other nonreimbursable expenses.

Management Estimates

The preparation of the combined statements in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses reported in the period. Actual results could differ from these estimates.

Subsequent Events

The Properties have evaluated subsequent events through September 15, 2010, the date the combined financial statements were available to be issued.

Note 3—Operating Leases

The Properties are lessors of medical office buildings. The tenants’ leases have expirations from 2010 through 2028. As of December 31, 2009, the future minimum rentals from rental properties owned by the Properties under noncancelable tenant leases, assuming no new or negotiated leases are executed for such premises, for the future defined periods are as follows:

Year Ending December 31:
2010	$10,832,817
2011	10,731,549
2012	9,849,963
2013	9,279,540
2014	8,554,561
Thereafter	65,737,282

Total	$114,985,712

Note 4—Management Fees and Expense Reimbursements

Property management services are provided to the properties by various property managers overseen by Ziegler. Management fees are based on a percentage (2% to 5%) of gross rentals and other monies collected plus the reimbursement of certain expenses incurred. Management fees incurred by the properties, included as part of “operating and maintenance” in the combined statements, amounted to $255,000 and $503,597 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively. The reimbursable expenses recorded in “operating and maintenance” and “general and administrative” aggregated to $1,776,549 and $3,352,397 for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

FIREHOUSE SQUARE

LIFEHOPE MEDICAL OFFICES

NORTHSIDE ALPHARETTA II

19,500,000 Shares

Common Stock

Prospectus

Baird

Raymond James

RBC Capital Markets

Morgan Keegan & Company, Inc.

JMP Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Securities and Exchange Commission registration fee	$23,984
FINRA filing fee	34,138
NYSE listing fee	150,000
Printing and engraving fees	200,000
Legal fees and expenses	2,200,000
Accounting fees and expenses	1,350,000
Blue sky fees and expenses	20,000
Transfer agent and registrar fees	10,000
Miscellaneous expenses	511,878

Total	$4,500,000

Item 32.	Sales to Special Parties.

As more fully described in Item 33 below, in connection with the formation of the Registrant, Lea Richmond, III and Scott C. Honan each subscribed for and purchased in May 2010 500 shares of our common stock in exchange for $500 in cash.

Item 33.	Recent Sales of Unregistered Securities.

Except for the sale of 500 shares to each of Lea Richmond, III, the Registrant’s chairman and chief executive officer, and Scott C. Honan, the Registrant’s president, in each case at an aggregate price of $500 in connection with the Registrant’s formation in May 2010, there have been no sales of unregistered securities by the Registrant in the last six months. These shares were sold in accordance with the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 34.	Indemnification of Directors and Officers.

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

The rights to indemnification and advance of expenses provided by our charter and bylaws vest immediately upon election of a director or officer. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our Predecessor or the Affiliated Entities in any of the capacities described above and to any employee or agent of our company, our Predecessor or the Affiliated Entities.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law as it relates to service to our company as well as our Predecessor and the Affiliated Entities.

In addition, certain persons, including directors of our company, officers or employees of the Operating Partnership, are indemnified for specified liabilities and expenses pursuant to the Richmond Honan Medical Properties LP Partnership Agreement, the partnership in which we serve as a general partner.

Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements.

(b) Exhibits. The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit	Description
1.1**	Form of Underwriting Agreement by and among Richmond Honan Medical Properties Inc., Richmond Honan Medical Properties LP and the Underwriters named therein.

3.1*	Articles of Amendment and Restatement of Richmond Honan Medical Properties Inc.

3.2*	Bylaws of Richmond Honan Medical Properties Inc.

3.3*	Amended and Restated Agreement of Limited Partnership of Richmond Honan Medical Properties LP.

4.1*	Form of common stock certificate.

5.1*	Opinion of Venable LLP.

8.1*	Tax Opinion of Hunton & Williams LLP.

10.1*	2010 Equity Incentive Plan.

10.2*	Form of Non-Employee Director Restricted Stock Award.

10.3*	Form of Employee Restricted Stock Award (superseded in its entirety by Exhibit 10.14).

10.4*	Form of Merger Agreement for Formation Transactions.

10.5*	Form of Equity Interest Contribution Agreement for Formation Transactions.

10.6*	Form of Asset Contribution Agreement for Formation Transactions.

10.7*	Purchase and Sale Agreement, by and among Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC, Ziegler Healthcare Real Estate Fund IV, LP and Richmond Honan Medical Properties LP, dated July 7, 2010.

10.8*	Purchase and Sale Agreement by and among Northside Hospital, Inc., Richmond Honan Medical Properties LP and the escrow agent party thereto, dated as of July 20, 2010.

10.9*	Form of Indemnification Agreement.

10.10*	Form of Employment Agreement for Chief Executive Officer and President of Richmond Honan Medical Properties Inc. (superseded in its entirety by Exhibit 10.15).

10.11*	Form of Employment Agreement for Executive Officers other than Chief Executive Officer and President of Richmond Honan Medical Properties Inc. (superseded in its entirety by Exhibit 10.16).

10.12*	Form of Tax Protection Agreement for Lea Richmond III, Scott C. Honan and certain Affiliated Entities.

10.13*	First Amendment, dated September 15, 2010, to Purchase and Sale Agreement, by and among Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC, Ziegler Healthcare Real Estate Fund IV, LP and Richmond Honan Medical Properties LP, dated July 7, 2010.

10.14*	Form of Employee Restricted Stock Award.

10.15*	Form of Employment Agreement for Chief Executive Officer and President of Richmond Honan Medical Properties Inc.

10.16*	Form of Employment Agreement for Executive Officers other than Chief Executive Officer and President of Richmond Honan Medical Properties Inc.

10.17*	Form of Tax Protection Agreement for certain investors in Richmond 400, Ltd. (L.P.).

Exhibit	Description
10.18*	Form of Tax Protection Agreement for certain investors in Scottish Rite Medical Arts, Ltd.

10.19*	Form of Tax Protection Agreement for certain investors in Cypress Woods Building Investment, LLC.

21.1*	List of Subsidiaries of Richmond Honan Medical Properties Inc.

23.1**	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of Blackman Kallick, LLP.

23.4*	Consent of Venable LLP (included in Exhibit 5.1).

23.5*	Consent of Hunton & Williams LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (included on the Signature Page).

99.1*	Consent of Madelyn E. Butler to being named as a director.

99.2*	Consent of Kenneth L. Hargreaves to being named as a director.

99.3*	Consent of Sara Grootwassink Lewis to being named as a director.

99.4*	Consent of James E. Shmerling to being named as a director.

99.5*	Consent of Richard F. Waid to being named as a director.

*	Previously filed.

**	Filed herewith.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, as amended, shall be deemed to part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, in the State of Georgia, on this 4th day of November, 2010.

RICHMOND HONAN MEDICAL PROPERTIES INC.

By:	/S/ Lea Richmond, III
Lea Richmond, III
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

By:	/S/ Lea Richmond, III	By:	/S/ Russell S. LaGrone
Name:	Lea Richmond, III	Name:	Russell S. LaGrone
Title:	Chairman and Chief Executive Officer (Principal Executive Officer)	Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Date: November 4, 2010		Date: November 4, 2010

By:	/S/ Scott C. Honan
Name:	Scott C. Honan
Title:	President and Director

Date: November 4, 2010

EXHIBIT INDEX

Exhibit	Description

1.1**	Form of Underwriting Agreement by and among Richmond Honan Medical Properties Inc., Richmond Honan Medical Properties LP and the Underwriters named therein.

3.1*	Articles of Amendment and Restatement of Richmond Honan Medical Properties Inc.

3.2*	Bylaws of Richmond Honan Medical Properties Inc.

3.3*	Amended and Restated Agreement of Limited Partnership of Richmond Honan Medical Properties LP.

4.1*	Form of common stock certificate.

5.1*	Opinion of Venable LLP.

8.1*	Tax Opinion of Hunton & Williams LLP.

10.1*	2010 Equity Incentive Plan.

10.2*	Form of Non-Employee Director Restricted Stock Award.

10.3*	Form of Employee Restricted Stock Award (superseded in its entirety by Exhibit 10.14).

10.4*	Form of Merger Agreement for Formation Transactions.

10.5*	Form of Equity Interest Contribution Agreement for Formation Transactions.

10.6*	Form of Asset Contribution Agreement for Formation Transactions.

10.7*	Purchase and Sale Agreement, by and among Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC, Ziegler Healthcare Real Estate Fund IV, LP and Richmond Honan Medical Properties LP, dated July 7, 2010.

10.8*	Purchase and Sale Agreement by and among Northside Hospital, Inc., Richmond Honan Medical Properties LP and the escrow agent party thereto, dated as of July 20, 2010.

10.9*	Form of Indemnification Agreement.

10.10*	Form of Employment Agreement for Chief Executive Officer and President of Richmond Honan Medical Properties Inc. (superseded in its entirety by Exhibit 10.15).

10.11*	Form of Employment Agreement for Executive Officer other than Chief Executive Officer and President of Richmond Honan Medical Properties Inc. (superseded in its entirety by Exhibit 10.16).

10.12*	Form of Tax Protection Agreement for Lea Richmond, III, Scott C. Honan and certain Affiliated Entities.

10.13*	First Amendment, dated September 15, 2010, to Purchase and Sale Agreement, by and among Ziegler Healthcare Real Estate Fund I, LLC, Ziegler Healthcare Real Estate Fund II, LLC, Ziegler Healthcare Real Estate Fund III, LLC, Ziegler Healthcare Real Estate Fund IV, LP and Richmond Honan Medical Properties LP, dated July 7, 2010.

10.14*	Form of Employee Restricted Stock Award.

10.15*	Form of Employment Agreement for Chief Executive Officer and President of Richmond Honan Medical Properties Inc.

10.16*	Form of Employment Agreement for Executive Officers other than Chief Executive Officer and President of Richmond Honan Medical Properties Inc.

10.17*	Form of Tax Protection Agreement for certain investors in Richmond 400, Ltd. (L.P.).

10.18*	Form of Tax Protection Agreement for certain investors in Scottish Rite Medical Arts, Ltd.

10.19*	Form of Tax Protection Agreement for certain investors in Cypress Woods Building Investment, LLC.

21.1*	List of Subsidiaries of Richmond Honan Medical Properties Inc.

23.1**	Consent of PricewaterhouseCoopers LLP.

23.2**	Consent of Blackman Kallick, LLP.

Exhibit	Description

23.4*	Consent of Venable LLP (included in Exhibit 5.1).

23.5*	Consent of Hunton & Williams LLP (included in Exhibit 8.1).

24.1*	Power of Attorney (included on the Signature Page).

99.1*	Consent of Madelyn E. Butler to being named as a director.

99.2*	Consent of Kenneth L. Hargreaves to being named as a director.

99.3*	Consent of Sara Grootwassink Lewis to being named as a director.

99.4*	Consent of James E. Shmerling to being named as a director.

99.5*	Consent of Richard F. Waid to being named as a director.

*	Previously filed.

**	Filed herewith.